[ICON] Banco Itau S.A.

[GRAPHIC OMITTED]

Complete Financial Statements and Management Discussion and Analysis / December 2002

Banco Itau Announces 2002 Results

The 2002 results are consistent with Itau’s performance in prior years, since it was supported by the structure built by the Company over the years. This structure comprises the following: solid capital base, state-of-art technology, strong brand, wide income diversification, expense control, large customer range, market segmentation strategy, increasing international operations, trained managerial and functional personnel, conservative risk policy and corporate governance and transparency in line with the latest standards. The most significant facts in the period are listed below:

1.	Banco Itau reported an annual consolidated income of R$ 2,377 million at the year, with an annualized return on equity (ROE) of 26.3%. The consolidated stockholders’ equity amounted to R$ 9,036 million, representing an increase of 19.2% over December 2001, and the capital basis reached R$ 16,573 million. Itau’s market capitalization reached R$ 17,743 million, being the highest market capitalization among Brazilian banks.

2.	Taxes and contributions provisioned or accrued on income, revenues and payrolls amounted to R$ 2,365 million. And the amount withheld from customers on financial interests totaled R$ 4,439 million. The high volume of taxes on banking activities significantly increases the final loan costs.

3.	ITAU acquired 95.75% of Banco BBA-Creditanstalt S.A.’s total capital stock. The transaction includes BBA and its Brazilian and foreign subsidiaries (Finaustria Companhia de Credito, Financiamento e Investimento, BBA Corretora de Titulos e Valores Mobiliarios, BBA Investimentos Distribuidora de Titulos e Valores Mobiliarios, and Finaustria Arrendamento Mercantil), the entire foreign shareholder’s stake and foreign subsidiaries and the minority stake held by third parties in Finaustria Participacoes Ltda. The overall price tag of these companies was approximately R$ 3.3 billion. As a result of this investment, a new bank Banco Itau-BBA S.A. (Itau-BBA) - will be created, which will have operating independence and shared control. Itau-BBA starts up as the largest wholesale bank in Brazil, and will significantly reinforce Itau’s segmentation in corporate and investment banking.

4.	Itau entered into a strategic alliance with Fiat Automoveis S.A. in Brazil to acquire 99.99% of total stock capital of Banco Fiat S.A., the leading bank among finance companies and banks associated to carmakers in Brazil, for approximately R$ 897 million, at a premium of R$ 462 million or 1.06 times the institution’s Stockholders’ Equity. Through this alliance, Itau will strengthen its position in the finance, leasing and car purchase clubs (consorcio) market, and increase its business potential in transactions with customers, dealers, and resellers on the Fiat brand name.

5.	Consolidated assets reached R$ 111,141 million, a growth of 36.5% over the year. The credit portfolio increased by 32.5% in relation to 2001, amounting to R$ 45,414 million. This development was mainly resulted from the corporate customer segment performance, and the consolidation of BBA’s operations. After the acquisition of Banco Fiat and Finaustria, Itau will have approximately 15% of the automobile market share in Brazil. Total funds increased by 23.3% and amounted to R$ 152,907 million, of which time deposits stands out for growing 122.4%.

6.	The efficiency ratio (ratio expenses over income) reached another record level of 49.3% in 2002, as a consequence of the good income development and strong expense control. At December 2002, 76% of customer transactions was performed through self-service. These transactions were carried out as follows: 946 million by ATMs and 344 million by Bankline; thus representing a development of 18.7% and 54.9%, respectively.

7.	In 2002, the Itau Conglomerate was ranked second in relation to life and property insurance premiums (except health), with the total amount of R$ 2,320 million and annual growth of 55.1%. Itau Seguros reached a record level of 53.9% claims ratio and combined ratio of 98.6%. Total technical provision for insurance, pension plans (including PGBL and VGBL) and capitalization operations amounted to R$ 4,403 million, an increase of 36.6%.

8.	In the Corporate Governance area, it should be highlighted two changes as follows: the holders of preferred shares are now entitled to the same rights that minority holders of common shares (tag along) have under Brazilian corporate law, and the presence of independent professionals at the Administrative and Fiscal Councils. Furthermore the Administrative Council approved the following policies: “Disclosure of Relevant Matter” and “Securities Trading”.

Banco Itau — Complete Financial Statements / December 31, 2002	1

9.	Banco Itau Holding Financeira S.A. was created for the specific purpose to perform financial services, and to centralize the financial conglomerate’s risk control, auditing, and treasury functions. Initially, Banco Itau-BBA, in the wholesale area, and Banco Itau S.A., operating in retail, will be its main subsidiaries. This restructuring does not affect the ownership interest of current stockholders and administrators. The Federal Reserve will be required to transfer the `Financial Holding Company’ status granted in 2002 from Itau to Banco Itau Holding Financeira.

10.	At the end of the year, the Conglomerate employed a total of 42,051 people (43,215 including BBA staff). Fixed compensation plus charges and benefits totaled R$ 2,335 million, or R$ 54,000 per employee on average per year. Social benefits granted to employees and their dependants totaled R$ 439 million. The area specialized in Occupational Health and Safety was strengthened, and the coverage of the Voluntary Settlement Committee and the Extrajudicial Committee to Solve Individual Conflicts was increased. R$ 43 million was invested in training programs.

11.	Fundacao Itau Social, with assets of R$ 244 million, generates the funds used in the social programs and ensures that they are always directed to the Itau Social Program. In 2002, this foundation invested R$ 13 million. In 2002, the main programs implemented were the Writing the Future Award, which had 190,000 students attending public schools enrolled. In 2002, Itau Cultural reopened its head office and promoted free visual arts, cinema and video, dance, literature, interactive media, music, and theater programming to 32 Brazilian cities and two countries, and received 310,000 visitors. It conducted tutoring classes with 25,000 students and put in place educational action programs that should reach 1.5 million students of the public education network all over Brazil, by 2003.

12.	In 2002, Itau was widely recognized. It top ranked as the best Brazilian bank by the following magazines: Euromoney (fifth year in a row), The Banker (third year in a row), and Global Finance (second year in a row). In addition, it was included for the third time in the Dow Jones Sustainability Index. This recognition is a result from the efforts and dedication of all employees and administrators of Itau.

This data outlines the results for 2002 and reflect the support and encouragement of our clients and stockholders, and the dedicated effort of our employees. The Management Report and the complete Financial Statements will be published in the newspaper “Gazeta Mercantil” and in the “Diario Oficial do Estado de Sao Paulo”, issue of March 13, 2003, and are already available in our website (www.itau.com.br).

Sao Paulo, March 10, 2003

Olavo Egydio Setubal
Chairman of the Board of Directors

Banco Itau — Complete Financial Statements / December 31, 2002	2

Management Report - 2002

To our Stockholders:

We are pleased to present the Management Report and financial statements of Banco Itau S.A. and its subsidiaries for the year of 2002, in accordance with the regulations established by the Brazilian Central Bank (BACEN) and the Brazilian Securities and Exchange Commission (CVM).

Message

The results and accomplishments of 2002, consistent with prior years despite the great market volatility, are grounded on several pillars built by Itau throughout the years: the strong capital basis, state-of-the-art technology, the country’s most admired brand according to several researches, a wide diversification of revenues, customer base above nine million active customers, specialized diversification in all sectors and market segments, constant international expansion, experienced managers and employees, a conservative risk policy, transparency and corporate governance in line with the most modern managing precepts. This set of attributes gives management confidence in the sustainability of Itau’s performance in the future.

Economic situation

The year of 2002 was marked by presidential elections, which brought uncertainties to the markets regarding the new administration’s economic policy, leading to pressure on the exchange rate, the sovereign risk, and the foreign capital inflow. The Brazilian Real devalued 52.3% in the year, reaching R$ 4.00 a dollar, with negative effects on inflation and on the public debt. The economic activity resented this unfavorable environment, ending the year with a gross domestic product (GDP) expansion of 1.5%.

Inflation measured by the Amplified Consumer Price Index (IPCA) totaled 12.5%, above the 5.5% target set by the government, while the price variation measured by the Market Price Index (IGP), more sensitive to the exchange variation on products sold abroad, reached 26.4%.

The Brazilian Central Bank maintained a strict interest rate policy, decreasing the basic interest rate (SELIC) by only 1.0% throughout the year until September (from 19.0% to 18.0%), and increasing it as from October, to a level of 25.0% by the year end.

The Government primary surplus reached 4.1% of GDP, above the 3.75% target agreed upon with the International Monetary Fund (IMF). The public debt rose to 56.0% of GDP, particularly as a result of the currency devaluation.

However, the devaluation also had some favorable effects: the trade surplus went to US$ 13.1 billion in 2002, from US$ 2.7 billion in 2001; as a consequence, the current account deficit fell to US$ 7.8 billion, or 1.7% of GDP in 2002, from US$ 23.2 billion, or 4.5% of GDP in 2001. This deficit was easily financed by direct foreign investments of US$ 16.6 billion.

After the elections, the new economic team reassured its commitment to maintain monetary discipline and the tax system, the floating exchange system, and to deepen the structural reforms. The market welcomed this policy, and the pressure on the exchange and on sovereign risk was mitigated. The funding raised in the international markets totaled over US$ 2.0 billion in the first month of 2003. The results already obtained were maintained, and the perseverance to proceed with the adjustment favoring market mechanisms should be gratifying for the new government and should provide the grounds for sustainable growth and improved well-being.

Main accomplishments for the year

Association with Banco BBA-Creditanstalt S.A.

Banco Itau acquired 95.75% of the total capital of Banco BBA-Creditanstalt S.A. This is an acquisition with a great potential to generate value to stockholders, given the supplementary activities of both organizations, an effect that should be felt as of 2003.

The transaction includes Banco BBA and its local and foreign subsidiaries (Finaustria Companhia de Credito, Financiamento e Investimento, BBA Corretora de Titulos e Valores Mobiliarios, BBA Investimentos Distribuidora de Titulos e Valores Mobiliarios and Finaustria Arrendamento Mercantil), the total foreign investor capital and the minority stockholding held by third parties in Finaustria Participacoes Ltda. The price for these companies totaled approximately R$ 3.3 billion, paid through financial resources, subordinated debt securities and stocks. The issue of preferred shares represents 3.0% of Itau’s total shares.

As a result of this investment, a new bank will be created - Banco Itau-BBA S.A. (Itau-BBA), with operating autonomy and shared control. Assets and liabilities currently held by Itau related to corporate banking operations and to the investment

Banco Itau — Complete Financial Statements / December 31, 2002	3

bank will be transferred to Itau-BBA. Itau-BBA becomes the country’s largest wholesale bank, gathering supplementary aspects from the two institutions, which will be potentialized by the cultural alignment existing between them. This new bank will potentially reinforce Itau’s segmentation in the corporate and investment banking business.

In order to provide Banco Itau-BBA with the necessary operating autonomy and differentiated staff management, its operating and administrative segregation will be performed, as well as the incorporation of Itau executives into BBA’s current executives. The BBA executives will control 50% of Itau-BBA’s voting capital (through 4.25% of total capital) and will be running the bank in a close integration with Itau, assured through a stockholders’ agreement. The chairman of Itau-BBA’s Board of Directors will be Roberto Egydio Setubal, and its executive president will be Fernao Carlos Botelho Bracher, who will also be a member of Itau’s Board of Directors.

Itau-BBA will have its capital basis consolidated to Itau’s, in compliance with Bacen Resolution 2837. The capital of R$ 16,573 million resulted in Itau becoming the financial conglomerate in Brazil with the highest capital base at the end of 2002.

The management activities involving funds, portfolios and private banking, as well as BBA’s brokerage firm will be integrated to the corresponding segments in Itau, or in its subsidiaries, reinforcing Itau’s leadership in these areas.

The control and management of Finaustria Companhia de Credito, Financiamento e Investimento, as well as its significant consumer credit portfolio will be fully transferred to Itau, expanding its presence in the relevant motor vehicle financing segment.

Main effects of the BBA consolidation into Itau

					R$ million
		Itaú	BBA	Total	Growth %

Assets		95,943	15,198	111,141	15.8
Loans	Corporate	21,761	6,458	28,219	29.7
	CDC	4,802	259	5,061	5.4
	Vehicles	1,647	985	2,632	59.8
	Other	8,811	691	9,502	7.8
Deposits		34,662	4,335	38,997	12.5
Funds and Managed Portfolios		52,282	6,885	59,167	13.2
Capital Basis		13,724	-	16,573	20.8
Basel ratio		16.9	-	18.4	-

After approval by the Brazilian Central Bank (Bacen) published on December 26, 2002, this transaction was concluded and settled on February 26, 2003.

Acquisition of Banco Fiat S.A.

Itau made a strategic alliance with Fiat Automoveis S.A. in Brazil to acquire 99.99% of total capital of Banco Fiat S.A., the leading bank among financial companies and banks associated to car manufacturers in Brazil, which concentrates the car financing and leasing operations, financial services and the management of the Fiat branch’s car financing system (consorcio).

The acquisition price will be of approximately R$ 897 million, with a premium of R$ 462 million, or 1.06 times stockholders’ equity.

The strategic alliance establishes that Banco Fiat S.A., under Itau’s control, will be exclusive in Brazil for ten years:
-	In financing and leasing of new vehicles in all sales promotions held by car manufacturer Fiat, aiming to increase sales to consumers;
-	In the trading of quotas of the Fiat consorcio, for end consumers;
-	In the supply of financial services to the current and future clients of Banco Fiat S.A.;
-	In the use of the Fiat brand in the operations related to the activities described above.

Fiat will also refer Banco Fiat S.A. to its network of car dealers for the acquisition of car financing.

This acquisition represents a significant strengthening of Itau’s position in the auto financing, leasing and consorcio, and the extension of its business potential before clients, car dealers and resellers of the Fiat brand.

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Main Effects of the Acquisition of Banco Fiat

				R$ million
	Banco Itaú + BBA	Banco Fiat	Total	Growth %

Total assets	111,141	2,619	113,760	2.4
Car financing and leasing	2,632	2,144	4,776	81.5
Consórcio of cars
Contributions Receivable	61	999	1,060	1,648.1
Number of Active Consórcio Holders	3,853	93,207	97,060	2,419.1
Estimated Market Share	0.5	11.6	12.1	-
Basel ratio	18.4	-	17.6	-

Stock Restructuring: Creation of Banco Itau Holding Financeira S.A.

Having implemented its segmentation strategy over the last two decades, Itau is currently an organization operating in all segments and business areas of the financial market, featuring a large diversification, however with a strict focus on the banking business and closely related aspects. Strategic aspects, such as the segmentation and the investment in BBA, provided for the stock restructuring, with the creation of Banco Itau Holding Financeira S.A. (Itau Holding), which will continue to operate strictly in banking and financing activities.

The companies and the several financial business segments will be managed under the control of Banco Itau Holding, a financial institution that will incorporate the totality of shares of Banco Itau S.A., thus becoming its full subsidiary. Banco Itau-BBA S.A. will also be a subsidiary of Itau Holding. Banco Itau S.A. will concentrate all services involving retail, middle market, private bank, investment funds, and financing and brokerage firm. Banco Itau-BBA S.A. will operate in the corporate and investment bank areas.

Stock Restructuring

The stock restructuring aims at providing more autonomy and transparency to the operations and financial statements, as this will allow the identification of the operations in the corporate and investment segments of Itau-BBA, and will maximize the allocation and use of capitals in several segments. Bacen approved this restructuring on February 27, 2003.

The management of Banco Itau Holding will have the current members of the Board of Directors and some members of the Executive Board of Itau. Therefore, the strategy to allocate resources, the conduct aiming at ethics and legitimacy, the standards of corporate governance, and the commitment with the creation of value to the stockholders remain unchanged for Banco Itau Holding. This will be a multiple service bank under the supervision of the Brazilian Central Bank, and will basically be the “financial holding company”, centralizing all risk control, audit and treasury areas of the financial conglomerate. Banco Itau Holding will not maintain a relationship with customers that have their businesses developed with the subsidiary companies.

The restructuring reinforces the business segmentation and operating autonomy, allowing for the better maximization of the recently unveiled opportunities, however keeping a strong centralized control. In addition, the stock restructuring will create conditions for the Conglomerate’s other business units to have more autonomy in the future.

The creation of Banco Itau Holding does not change the stockholding of Itausa - Investimentos Itau S.A (Itausa), or of the other stockholders of Itau, which will continue having the same stockholding in the same set of assets, which will only

Banco Itau — Complete Financial Statements / December 31, 2002	5

be restructured after the creation of Banco Itau Holding. The substitution of shares of Banco Itau for shares of Banco Itau Holding will be made using a parity system, without spreading the stockholding: one common book-entry share in Itau will represent on common book-entry share in Banco Itau Holding and one preferred book-entry share in Itau will represent one preferred book-entry share in Banco Itau Holding. This will be possible because Banco Itau Holding will hold the same stockholders’ equity and the same amount of shares currently held by Itau.

With the stock restructuring, the transfer of the status of Financial Holding Company will be required from the U.S. Federal Reserve (“The Board of Governors of the Federal Reserve System”), which was originally granted to Itau in 2002.

Dissolution of the acquisition of Banco Sudameris

The agreement to acquire Banco Sudameris Brasil, entered in May 2002, was dissolved, as the parties Banco Itau S.A., INTESA BCI S.p.A. and Banque Sudameris S.A. did not reach a satisfactory agreement regarding a price. The parties acknowledge that this dissolution would be to their best interest and the decision will not result in any penalties of any kind to the parties involved. Therefore, there is no impact in the income or stockholders’ equity of Itau on account of the dissolution.

Corporate Governance

Relevant initiatives started this year reaffirm the commitment of Banco Itau’s management with the best corporate governance practices, which result, in the last resort, in the continuous creation of value to our stockholders.

Tag Along

The April 2002 Stockholders’ Meeting approved a change in the bylaws of Banco Itau, extending the rights of the preferred stockholders and extending them rights granted by Brazilian Corporation Law (Lei das S.As.) just to the minority common stockholders. In case of sale of the company’s control, the preferred stockholders are assured the right to sell their shares at a price of, at least 80% of the price paid for the shares of the controlling stockholder (commonly named Tag Along). This relevant change extends the rights of Itau’s preferred stockholders, emphasizing the principle of strong respect towards the stockholders. In addition to the clear benefit to stockholders, this strategy attracts new investors, particularly foreign investors, which impacts in the price of the share. It is also strong evidence of the management’s confidence in Itau’s ability to overcome the challenges brought by the globalization of financial markets.

Independence of the Board of Directors and Audit Committee

The Board of Directors was again reinforced with officers with large experience and full independence towards the Management. The Stockholders’ Meeting elected Alcides Lopes Tapias, a professional of broad experience in the financial market. Tapias was the Minister of Development, Industry and Foreign Trade, a member of the National Monetary Council and President of the Brazilian Federal of Bank Associations (Febraban). At the conclusion of the Stock Restructuring process, Itau will proceed with the election of Fernao Carlos Botelho Bracher, also a professional of wide experience in the financial market, President of Itau-BBA and former-president of the Brazilian Central Bank.

Persio Arida (former-president of the Brazilian Central Bank and Ph.D. by the Massachusetts Institute of Technology) and Roberto Teixeira da Costa (first Chairman of the Securities and Exchange Commission), professionals of large experience and technical capabilities, were re-elected.

For the Audit Committee, the following independent professionals were re-elected: Gustavo Jorge L. Loyola (Ph.D. in Economics by FGV and former-president of the Brazilian Central Bank), Alberto Sozin Furugen (Economist with a postgraduation by FGV, former-director of the Rio de Janeiro Development Bank and former-director of the Brazilian Central Bank) and Iran Siqueira Lima (Master and Doctor in Accounting and Controllership by USP, former-director of the Capital Market Area and the Inspection Area of the Brazilian Central Bank).

The presence of independent professionals in the Board and in the Committee reinforces Itau’s aim to allow a more professional and open management, consistent with the best practices of corporate governance and that may assure Itau’s good performance in a permanent manner.

Investor Relations

During the year, Banco Itau endeavored to keep a standard of transparency in the communications with capital market players. Itau was the first listed company to hold 11 meetings with the members of the Brazilian Association of Capital Market Analysts (ABAMEC) in 11 different major cities across Brazil. In 2002, it held five teleconferences in Portuguese and English, six road shows abroad, and provided services to all stockholders, investors and analysts reaching the bank through the several communication channels made available to the market.

The Investor Relations website, available in Portuguese, English and Spanish, was redesigned in 2002, which once more reinforced its relevance in view of a policy of comprehensive, democratic, transparent and timely communications adopted

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by Itau. In May, the website was chosen by Investor Relations Magazine (considered the world’s most important Investor Relations publication) as the best in Latin America.

Policies of “Disclosure of Relevant Matter” and “Securities Trading”

CVM Instruction 358 ruled mandatory the preparation and disclosure of the Policies of Disclosure of Relevant Matters by listed companies and made optional the preparation of a Policy of Trading of Securities issued by the company. Itau adopted both policies and significantly extended the scope of the CVM instruction. Among the innovations, it created the Disclosure Committee, comprised of members of the Executive Board and Board of Directors, it determined a clear concept of parties “related” to the company, expanding its scope beyond Itau employees, and, eventually, the new policy also led to the innovation of complying with Reg FD (Fair Disclosure) and the specific disclosure rules of the New York Stock Exchange (NYSE), previously communicating the submission date of the reports required by the Securities Exchange Commission (SEC).

Regarding the Policy of Negotiation of Securities, it established the Negotiation Committee, comprised of members of the Executive Board and Board of Directors, it expanded the concept of entities forbidden to negotiate Itau securities and determined more strictness to allow the trading of the company’s securities by related parties.

Independent Audit - CVM Instruction 381

CVM Instruction 381/03 requires the disclosure by audited entities of information on the rendering of other services not considered to be external audit by the independent auditor. Under the terms of this CVM Instruction, we report that PricewaterhouseCoopers Auditores Independentes was not engaged/did not render in 2002 services not related to the external audit at levels above 5% of the total external audit costs to the Itau Conglomerate.

The policy complied with by Itau, subsidiary companies, parent company or members of the same economic group regarding the engagement of services not related to external audit from our independent auditors is based on the principles preserving the independence of the independent auditor. These principles consist, according to internationally accepted principles, in: (a) the auditor not auditing his own work, (b) the auditor not performing managerial roles for his client, and (c) the auditor not promoting the interests of its client.

Acknowledgements

As a result of the effort and dedication of all employees and managers of Itau, it obtained significant acknowledgements.

Once more, Banco Itau was considered the best Brazilian bank by the magazines The Banker (third consecutive year), Euromoney (fifth year in a row) and Global Finance (second year in a row).

For the third consecutive time, it has been listed in the Dow Jones Sustainability World Index (DJSI World), along with other 310 companies, only four of which are Brazilian. The survey analyses over 30 items related to the economic, social and environmental performance and highlights the companies of reputable corporate sustainability, those capable of creating value to stockholders in the long run.

An exclusive research of the Brazilian edition of Readers’ Digest Magazine revealed that Banco Itau has the most trustworthy brand among Brazilian banks. The research covered aspects such as image, quality, perception of client needs and cost sensitiveness. An important sustainability indicator: of the participants indicating Itau as the most trustworthy brand among banks, 93% indicated they would buy shares in it in the future.

Among the acknowledgements for 2002, the highlights are:

-	Best Domestic Bank - Euromoney (fifth consecutive year)
-	Best Domestic Bank - The Banker (third consecutive year)
-	Best Bank in Brazil - Global Finance (second consecutive year)
-	Inclusion in the Dow Jones Sustainability World Index (DJSI World) (third consecutive year)
-	First brand among Latin American banks and third most valuable brand in the entire region - Brandchannel
-	Most Admired Companies in Brazil - First in its sectors for Banco Itau, Itau Previdencia e Itau Seguros - Interscience/ Revista Carta Capital
-	Listed Company Award - Abamec Nacional (Brazilian Association of Capital Market Analysts) (second time)
-	Transparency Standout - Atlantic Rating (fifth consecutive year)
-	Best Financial Sector Borrower - Latin America - Euromoney
-	Best Corporate Governance in the Banking Sector - Revista Institutional Investor

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-	Best Corporate Governance among Latin America’s largest companies - Credit Lyonnais
-	Best Investor Relations Website in Latin America and five Honorable Mentions in the categories of Best Investor Relations in Latin America, Best Annual Report in Latin America, Best Communications with the Retail Market in Latin America, Best Corporate Governance in Latin America and Best Investor Relations in Brazil - Investor Relations Magazine
-	ECO Especial 20 Anos award, with the project “Raizes e Asas” (Roots and Wings), granted by the American Chamber of Sao Paulo
-	Top Social Award, of Instituto ADVB de Responsabilidade Social, won for four Brazilian Association of Capital Market Analysts, from 1999 to 2002
-	Inclusion in the program Improved Education in the Municipality among 20 standout programs of Guia Exame for good corporate governance.

Main Financial Indicators

Despite the turbulence in the local and international markets, Itau’s performance in the year was once more consistent with the results attained over the last few years: a solid growth, sustained income, diversification of revenues, control over expenses, capability to obtain resources and credit facilities, expansion of credit operations and extension of the capital basis.

	2002 (1)	2001	Growth %

Results - R$ million
• Net income from financial operations	7,183	5,892	21.9
• Operating income	4,252	3,140	35.4
• Consolidated net recurring income	3,080	2,354	30.8
• Consolidated net income	2,377	2,389	(0.5)
• Individual net income	2,215	2,872	(22.9)
Net income per thousand shares - R$
• Consolidated net income	21.36	21.41	(0.2)
• Book value	81.23	67.89	19.6
• Interest on own capital	7.45	7.24	2.9
• Price of Registered Preferred Share (PN) (2)	159.49	174.69	(8.7)
• Price of Common Share (ON) (2)	149.39	174.50	(14.4)
• Total interest on own capital - R$ million	829	808	2.6
• Market capitalization (3) - R$ million	17,743	19,499	(9.0)
Balance Sheet - R$ million
• Total Assets	111,141	81,416	36.5
• Total Loans	45,414	34,282	32.5
• Own free, third-party and managed funds	152,907	123,970	23.3
• Subordinated Debt	5,707	1,433	298.3
• Individual Stockholders’ Equity	9,885	8,564	15.4
• Consolidated Stockholders’ Equity	9,036	7,578	19.2
• Capital Basis (4)	16,573	10,585	56.6
Financial ratios (%)
• Consolidated net recurring income / Stockholders’ equity	34.1	31.1
• Consolidated net income / Stockholders’ equity	26.3	31.5
• Consolidated net income / Total assets	2.1	2.9
• Net income / Stockholders’ equity in constant currency (5)	20.6	-
• Solvency ratio (Basel ratio)	18.4	16.9
• Efficiency ratio	49.3	55.0
• Fixed asset ratio	33.1	36.7

(1)	The consolidation of BBA takes place only in the Balance Sheet, not affecting results.
(2)	Based on the average quotation for December.
(3)	Calculated based on the average quotation of preferred shares in December.
(4)	Capital basis, calculated in compliance with Resolution 2837, based on economic-financial consolidated data.
(5)	Profitability in constant currency based on IPCA (12.5%).

Banco Itau — Complete Financial Statements / December 31, 2002	8

Taxes

The Bank paid or provisioned for taxes and contributions totaling R$ 2,365 million, with a highlight on those falling on income (R$ 729 million), revenues (R$ 647 million) and payroll (R$ 760 million). In addition, R$ 4,439 million connected with financial operations was retained from and paid by customers. This high rate of taxes on banking activities led to a heavy burden on the end cost of loans.

Stocks

Given the unfavorable situation on the stock markets (a 17.0% fall on the Sao Paulo Stock Exchange index - Ibovespa), preferred shares (PN) in Banco Itau went down 2.6% in the year, while common shares (ON) fell 10.9%. As a consequence, the capitalization of Itau’s market fell 7.5%, but remained as the highest among Brazilian banks. At year-end, the market value for preferred shares in Itau corresponded to 2.1 times its net equity.

Assets and loans

Itau’s total assets reached R$ 95,943 million, 17.8% growth over the last 12 months, reaching R$ 111,141 million together with Banco BBA.

The credit portfolio, including sureties and guarantees, grew 8.0% compared to 2001, reaching R$ 37,020 million, a growth mainly arising from the performance of the corporate segment, to a great extent given the effects of the exchange variation for the year, whose effects will be felt throughout time. The consolidation of BBA’s operations also had a strong impact (24.5% or R$ 8,394 million) in the expansion of the loan portfolio to large companies and car financing, increasing the credit portfolio to R$ 45,414 million.

Interbank deposits and investments in securities grew 13.9% (43.4% considering Itau + BBA).

				R$ million
	12/31/2002 Itaú + BBA	12/31/2002 ITAÚ	12/31/2001	Growth % (Itaú + BBA/ December/ 2001)

Total loans	45,414	37,020	34,282	32.5
Local currency	31,286	26,473	25,878	20.9
Individuals	12,451	11,336	11,738	6.1
Small businesses and middle market	3,985	3,430	3,132	27.2
Large companies	14,850	11,707	11,008	34.9
Foreign currency	14,128	10,547	8,404	68.1
Foreign trade	9,145	7,916	4,476	104.3
Banco Itaú Buen Ayre	476	476	732	(34.9)
Other	4,507	2,155	3,196	41.0

Interbank deposits	16,972	12,522	10,070	68.5
Securities	25,188	20,967	19,321	30.4

In the CDC consumer loan segment, we should stress that, with the significant contribution of the acquisitions of Banco Fiat and Finaustria, Itau will have a market share of approximately 15% of the Brazilian car market.

At Itau, foreign currency transactions represent 28.5% of the total loan portfolio (31.1% considering Itau + BBA), of which 75.1% represent Trade Finance transactions, with a very significant growth of 76.9% in Brazilian Reais and 16.2% in dollars in the year (104.3% in Brazilian Reais and 34,2% in Dollars in Itau + BBA).

The Conglomerate’s consolidated short-term interbank deposits (cash, interbank deposits and securities) was high, at US$ 3,168 million (US$ 3,684 million considering Itau + BBA) at year-end.

Risk Management, Credit Policy and Provisions

Itau maintained a high level of portfolio quality, where 78.9% (81.5% at Itau + BBA) of loans are rated “AA”, “A”, and “B”, according to the criteria of Resolution 2682 of BACEN (79.8% in December 2001). There has also been an improvement of the Bank’s delinquency rates with a decrease from 5.0% to 4.6% (4.2% at Itau + BBA) in the share of overdue amounts in total, as a result of a more selective criterion put in place in the beginning of the year.

Due to the difficult economic situation, this year the Bank recorded expenses of R$ 2,566 million in “allowance for doubtful loans”. According to management’s assessment, the credit portfolio is adequately protected by the high amount of provisions

Banco Itau — Complete Financial Statements / December 31, 2002	9

set up. In addition to minimum provisions required by Resolution 2682/99 of the Central Bank of Brazil, equal to R$ 2,332 million, Itau set up a surplus provision of R$ 841 million to absorb possible losses linked to economic volatility in Brazil and overseas, based on its historic data. Total provisions, amounting to R$ 3,172 million, represent 8.3% of the closing balance of loan transactions at December 31, 2002 (8.7% at 2001 year-end) and exceed by R$ 1,569 million non-accrual loans. On the other hand, these represent 4.2% of total portfolio (5.0% in December 2001). In the period, Itau wrote off R$ 2,284 million and recovered R$ 305 million of previously written-off loans.

Market Risk

2002 was characterized by the high volatility of the domestic and foreign markets, which triggered an extremely complex environment, from a market risk management standpoint.

We emphasize that the great effort of Itau to adapt to the VaR - Value at Risk determination models, both by using a statistical approach and by making simulations of rapid deterioration of market conditions (Stress VaR), allowed us to adopt highly positive strategies and a controlled risk level, including during the market stress conditions during the second half. Despite these adverse market conditions, Itau was thus able to maintain a conservative risk management policy so that, at the end of 2002, Overall VaR of our positions in Brazil and overseas represented only one percent of consolidated stockholders’ equity, using a 99 percent confidence interval.

Itau maintained an additional R$ 760 million provision against the securities portfolio, where R$ 208 million is being applied to cover mark-to-market adjustments of securities available for sale which might impact the Bank’s results should they be traded. The remaining amount (R$ 552 million) aims at protecting against possible deterioration in these assets’ value in view of the instability and uncertainty in the domestic and foreign markets, considering the high volatility scenarios such as those occurring in the last year.

Liquidity Risk

In 2002, the Central Bank issued several measures that helped to reduce the liquidity level of the national financial system by increasing the compulsory reserve deposit ratios on savings and demand deposits. However, as a result of our traditional cash management policy, Itau maintained high liquidity levels in Brazil and overseas, despite the downturn in the foreign market which, in general, reduced the trade credit facilities offered to Brazil in the second half of 2002.

Operational Risk

In 2002, Banco Itau proceeded with its large investments in operational risk identification, control, and management.

Itau is developing a sophisticated risk modeling to adopt internal capital allocation models as soon as it is allowed by Brazilian legislation, which anticipates the provisions of the New Basel Capital Accord, scheduled to become effective in 2007, which also includes the requirement that capital should be allocated to cover operational risks of the financial institutions.

Based on past events and impact estimates of possible flaws in the high risk processes, the advanced capital allocation model for operational risks will allow quantifying the capital allocated to cover unexpected losses for the various natures of operational events prescribed in the New Basel Accord.

In addition to getting ready to meet these future requirements, the Bank also identified the opportunity to review and enhance those processes supporting the large diversity of its products. In order to meet this objective, Itau uses its internal control and compliance structure, in which specialized professionals help managers to identify and monitor risks, and prepare and deploy process enhancement plans.

Banco Itau — Complete Financial Statements / December 31, 2002	10

Third-Party Funding and Fund Management

In 2002, third-party funding increased 16.5% (37.6% Itau + BBA), where we highlight the increase in time and demand deposits. The evolution of foreign exchange liabilities, borrowings and subordinated debt was also highly influenced by foreign exchange fluctuation.

				R$ million
	12/31/2002 Itaú + BBA (A)	12/31/2002 Itaú (B)	12/31/2001 (C)	Change % (A/B)	Change % (A/C)

Total funds	152,907	130,841	123,970	16.9	23.3
Own free funds	6,606	4,793	4,843	37.8	36.4
Third-party funds	87,134	73,766	63,331	18.1	37.6
• Demand Deposits	10,196	9,634	6,836	5.8	49.1
• Savings Deposits	17,757	17,757	15,694	-	13.1
• Time Deposits	9,930	6,296	4,325	57.7	129.6
• Money market	11,876	10,100	12,524	17.6	(5.2)
• Funds from acceptances and securities	4,555	3,400	2,906	34.0	56.8
• Interbank deposits	533	392	501	35.9	6.4
• On-lending borrowings	4,552	3,326	3,327	36.9	36.8
• Loans	10,017	6,201	5,821	61.5	72.1
• Collection of taxes	318	318	660	0.1	(51.8)
• Foreign exchange portfolio	6,708	5,826	5,004	15.1	34.1
• Technical provision of insurance, pension plans and capitalization operations	4,403	4,403	3,224	-	36.6
• Subordinated debts	5,707	5,531	1,433	3.2	298.3
• Itaú Buen Ayre	582	582	1,076	-	(45.9)
Managed funds	59,167	52,282	55,796	13.2	6.0
• Investment funds	54,200	48,090	49,711	12.7	9.0
• Managed portfolios	4,967	4,192	6,085	18.5	(18.4)

At the international level Itau prioritized structured transactions, when compared to clean bonds, to mitigate the risks of international investors, which proved to be very conservative. The steep fall in traditional credit facilities (about 35%) was offset by structured transactions (including the International Finance Corporation - IFC) in the period. Accordingly, total volume of foreign trade financing increased to US$ 2,111 million at the end of 2002 from US$ 2,058 million in December 2001.

Despite market difficulties, in 2002 Itau issued US$ 881 million divided between clean bonds and structured transactions, and was the largest issuer amongst Brazilian companies. Considering other transactions (IFC and other loans), Itau reached a total of US$ 1,191 million at the end of 2002.

Fund management

Itau closed the year with an accumulated amount of R$ 52,282 million in managed funds (R$ 59,167 million including BBA), and a market share of 13.6% (15.4% plus BBA). Itau ranks first in Brazil amongst private banks, which shows its technological and processing capacity also in this highly specialized segment.

Itau, which was already the Brazilian Private Banking market leader, was able to keep this leadership position and reinforce it by consolidating clients and funds from Banco BBA, and by absorbing outstanding asset management professionals from this Bank, who joined the existing Itau team. The amount of managed funds recorded in the national and international Private Banking portfolio reached R$ 15,540 million, where BBA’s contribution to this balance was R$ 3,850 million. A new strategic positioning is underway at Itau that will increase its competitiveness in this segment.

Also, the striking leadership of Itau in the Institutional Investors’ area was increased by merging Banco BBA’s portfolios. The number of clients is now as high as 248, with a volume of managed funds of roughly R$ 21,689 million.

Capital Market

In 2002, Itau advised clients in 25 transactions in the domestic capital market. As regards fixed-income investments, Itau acted in 16 transactions totaling R$11.7 billion, representing 63% of total funds raised in the domestic fixed-income market. In particular, Itau acted as leading coordinator in eight transactions, including the public offerings of Petroleo Brasileiro S/A - Petrobras, Telecomunicacoes de Sao Paulo S/A Telesp, Companhia Brasileira de Distribuicao, and others. In the variable income market, we highlight the sale of Companhia Vale do Rio Doce shares, totaling R$ 4.5 billion, to institutional investors and in retail, using resources from the Federally-Managed Severance Fund (FGTS). In 2002, Itau also participated in six IPOs, and advised the Ultra Group in its corporate structuring process.

In the international capital market Itau issued and distributed Brazilian shares and acted in the sale of mostly Brazilian securities in the fixed-income market, totaling US$ 4,377 million. We highlight the Bank’s participation in the syndicated loan to Embratel and the issue of Banco Votorantim bonds.

Itau remained as leading capital market service provider, including shares and debentures servicing, investment fund custody and controllership services, and security foundations, covering ADRs, BDRs, trustees and other assets, amounting to R$ 423 billion.

Banco Itau — Complete Financial Statements / December 31, 2002	11

Itau Corretora

Itau Corretora had an outstanding performance in the year to become one of the five largest stockbrokers operating in Brazil; it traded a total of R$ 13.4 billion at the Sao Paulo Stock Market (Bovespa) and 4.7 million in contracts at the Commodities and Futures Exchange (BM&F). Itautrade, Itau Corretora’s home broker (a web-based broker for individuals) closed the year as the second largest online broker, with a market share of 15 percent.

By merging BBA Corretora operations, Itau Corretora becomes second in the financial volume ranking prepared by Bovespa. The analysts, sales, and traders teams of the two stockbrokers, both located in Brazil and overseas, became one so that they can benefit the most from their competencies and human capital, bestowing Itau with a differentiated operating potential in this market. There is synergy between both stockbrokers, which show clear cultural affinities and positioning complementing: Itau Corretora as regards local investors, individuals and broker operations, and BBA Corretora as regards international and institutional investors. This creates the foundations for the strong future expansion of Itau in this market.

Itau Securities Inc, Itau Corretora New York subsidiary launched its operations in July 2002 in the international fixed-income and stock market and gained several major accounts from foreign institutional investors.

Banco Itau Europa

Banco Itau Europa, a European bank with investment grade rating (since 2000), has focused its operations in the growing trade and investment relationships between European countries and Brazil, and also on the structuring of financing to support the international activities of Brazilian companies.

Consolidated assets in local books of Itau Europa maintained its growing pace and reached EUR 1,932 million at year-end, an 8.7% growth as compared to 2001. The Bank’s engagement in security issuance in the European capital market played a major role to this growth. In 2002, the Bank conducted three issues in the international capital market, which were well accepted and placed in wide basis of mostly European institutions and investors, where total of own securities issued totaled approximately EUR 230 million.

Associated institution Banco BPI, S.A. (former BPI - SGPS, S.A.), holding of one of the most important Portuguese banking groups in which the Itau Conglomerate holds a 15.1% stake, recorded at year-end, consolidated assets of EUR 25.7 billion and net income of EUR 140.1 million. Itau Conglomerate’s participation in BPI, S.A. is held by IPI - Itausa Portugal Investimentos SGPS, Ltda., in which capital Itausa Portugal holds a 51% stake and Banco Itau the remaining 49%.

	R$ million
	Itaú Europa + Itaú Luxemburgo
	2002	2001	Change %

Consolidated assets	10,183	4,071	150.1
Credit operations	2,745	1,363	101.4
Own free and third-party funds	9,874	3,900	153.2
Managed funds	1,269	661	92.0
Stockholders’ equity	868	490	77.0
Net income	82	44	86.0
ROE %	9.5	9.0	-
ROA %	0.8	1.1	-
Solvency ratio %	24.5	25.9	-

Banco Itau Buen Ayre

Despite the economic difficulties in Argentina, Banco Itau Buen Ayre reported positive results for the year due to the liquidity and quality of its assets. During the entire year, the Bank maintained a liquid position, as permanent provider of funds to the financial market, and also granted new loans to its clients. The Bank deployed a cost reduction process to adapt its operating structure to its new operating size.

The level of the allowances for loan losses continues to be considered by management as sufficient to absorb expected losses. In this balance sheet, notes receivable from the Argentine Government, resulting from the asymmetric devaluation, totaling R$ 78 million are being provided for at 70 percent of this amount.

Banco Itau — Complete Financial Statements / December 31, 2002	12

The exceptional result reported in local books is mainly due to the existing hedging strategies used in the balance sheet still at December 31, 2001. Itau Buen Ayre results in the consolidated balance sheet were neutral.

	R$ million
	ITAÚ BUEN AYRE
	2002	2001	Change %

Consolidated assets	1,045	1,563	(33.1)
Credit operations	476	732	(34.9)
Own free and third-party funds	837	1,329	(37.0)
Managed funds	2	6	(70.1)
Stockholders’ equity	338	346	(2.4)
Net income	182	2	7,598.6
ROE %	53.8	0.7	-
ROA %	17.4	0.2	-
Solvency ratio %	74.0	50.3	-

In view of its privileged liquidity position within the Argentine financial system, Itau Buen Ayre fully released the outflow of funds deposited by its clients. This initiative, which benefited the Bank’s clients, exceeds the restraints imposed by the Central Bank of Argentina.

Insurance, Private Pension Plans and Capitalization

In 2002, the Itau Conglomerate reached second place in the ranking of earned life insurance and real estate premiums (except health), totaling R$ 2,320 million to grow 55.1% in the year.

Itau Seguros

Itau Seguros - Itauseg and its subsidiaries reported a net income of R$ 312 million in the period, with a return of 19.1% on equity of R$ 1,634 million. If we consider only the results of Itauseg itself (without its subsidiaries) net income, net equity and return on equity are R$ 185 million, R$ 635 million, and 29.1%, respectively. Consolidated premiums earned reached R$ 1,649 million, a 10.2% growth in the year, and balance sheet technical reserves stood at R$ 788 million. The claims ratio was 53,9%, against 58.9% in 2001. Selling expenses plus administrative expenses and other operating expenses totaled 44.7% on premiums earned, an increase of 5.1 percent as compared to the previous year. Accordingly, the combined ratio reached 98.6% against 98.5% in 2001.

Itau Vida e Previdencia

This year, the segments “Life” and “Pension Funds” of Itau Vida e Previdencia (Itauprev) were also consolidated, which allows having more strategic synergy in the sale of these core products of the bancassurance concept.

The reserves of pension plans and VGBL grew 81.5% and reached R$ 2,459 million. This steep growth (approximately 138% higher than the growth rate of the market as a whole) pushed the company to third in the technical provisions ranking and second in revenues and technical provisions in the PGBL and VGBL product families. Contributions to the pension fund plans and the premiums earned by VGBL reached R$ 1,155 million.

Itau Capitalizacao

At Itau Capitalizacao - Itaucap we highlight the successful sale of the PIC Primavera premium savings bonds, with over 200,000 bonds sold. Itaucap’s technical provisions totaled R$ 904 million, while its portfolio now accumulates 2,036 million active bonds. In 2002, the company distributed R$ 19 million in prizes to 477 customers.

Distribution Network, Technology, Productivity, and Services Provided

At the end of 2002, total active clients of Itau exceeded 9 million (13.5 million including savings accountholders and other non-current accountholders), serviced by a chain of 3,086 branches and bank service posts set up in the main Brazilian cities. The ATM network reached 17,636 terminals after 4,167 new units were added this year. Overseas, the Itau network totals 82 branches, 24 bank service posts, and 290 ATMs.

In 2002, IT investments totaled R$ 1,226 million. The significant investments in technology have fostered the ongoing improvement of services provided to clients. In 2002, our clients and the clients of our associated banks carried out 1.85 billion transactions without intermediation of our employees - 76% of all transitions that can performed by self-service (78.6% in December 2002). The efficiency rate reached a record level of 49.3% in 2002 due to the good progress of revenues and the strict control over expenses.

Banco Itau — Complete Financial Statements / December 31, 2002	13

The table below shows the change in convenience services to clients. Note the 54.9% increase in Home & Office Banking (Bankline) transactions.

SELF-SERVICE - ANNUAL VOLUMES (in million)	2002	2001	Change %

ATMs	946.2	797.3	18.7
Home & Office Banking (Bankline)	344.1	222.1	54.9
Preprogrammed direct debit payment	284.7	248.1	14.8
Telephone Transactions via URA	135.2	136.1	(0.7)
Shopping with Debit Card	89.8	73.4	22.3
Call Centers	40.0	42.4	(5.7)
Fax Transactions via URA	11.0	15.6	(29.5)
Grand Total	1,851.1	1,535.0	20.6

Human Capital Management

At the end of 2002, Banco Itau and subsidiaries employed 42,051 people (43,215 at Itau + BBA). Staff fixed compensation plus charges and benefits totaled R$ 2.335 million or R$ 54,000 per employee on average per year. The variable portion (profit sharing, commissions, bonuses, etc.) increased 4.7% as compared to 2001, and reached R$ 266 million, paid directly to the employees. In the year, social benefits granted to employees and their dependants totaled R$ 439 million.

Itau constantly endeavors to strengthen people management and attract, develop and retain talent, by strongly investing in the education and learning of its associates. In 2002, these investments totaled R$ 43 million, used mainly in integrated educational initiatives, linked to the business’ strategic competencies and aligned with the vision, the values, the culture and the objectives of the Bank. In 2002, the array of People Management Policies and Management Practices was consolidated and disclosed for the continuous improvement of the Bank’s management, to render even clearer Itau’s commitment with its employees and our future.

One of the most outstanding development at Itau is the program that provides training to executives by sponsoring the attendance of MBA programs in the most renowned schools in the USA, Europe, and Brazil. In 2002, over 19 professionals went to the best MBA schools totaling 38 professionals currently attending MBA courses overseas, in addition to other 99 employees currently attending masters and MBA programs in renowned Brazilian universities.

Implemented in 2001 to encourage internal job rotation, professional development, and talent retention, the Career Opportunities Program has consolidated. This year, 964 transfers of people rotating among the different Bank areas were registered, under the initiative of each employee.

Itau is increasing the opportunities to the disabled through the permanent Hiring Program, which permits their entry in the labor market and professional development. Program basic assumptions are ensuring equal job opportunities and the compatibility of the applicant’s profile with the requirements of the job, to allow disabled people to be hired by every area of the Bank.

The Performance Management process was extended. Its main objectives are the predefinition of purposes and goals, obtaining feedback, and improving the profile of the Itau Manager.

In 2002, we emphasize also the following initiatives regarding the improvement of the Bank’s relationship with its employees:
-	Strengthening the area specialized in Occupational Health and Safety to coordinate health promotion and labor disease prevention programs, and quality of living awareness and improvement programs.
-	Increase the number of regions covered by the Voluntary Settlement Committee and the Extrajudicial Committee to Solve Individual Conflicts.
-	Increase the self-service functions of HR Portal to streamline the relationship between the employee and human resources activities.
-	Implement the Call center `Talk to HR’ to facilitate the interaction between human resources activities by receiving and coordinating all doubts relevant to personnel issues.
-	Create a HR Guidelines Statement covering people management related issues.

Banco Itau — Complete Financial Statements / December 31, 2002	14

Social Activities

Fundacao Itau Social

Since its foundation, Banco Itau has always supported social projects in all the communities were it operates. In 1993, Itau created the Itau Social Program, the main purpose of which is investing in projects dedicated to Education and Health projects in Brazil.

In 2000, the Bank created Social Foundation Itau. With assets of R$ 244 million, the Foundation generates the funds used in the social programs and ensures that they always directed to the Itau Social Program. In the last years, this institution invested R$ 86 million to implement and support approximately 500 social projects. In 2002, investments reached about R$ 13 million, and next year the Foundation estimates to invest R$ 14.5 million to carry on its activities and develop new programs.

The projects of Social Foundation Itau are always developed through partnerships with government agencies and nongovernmental organizations. The main partners in the education area are the United Nations International Children’s Fund (UNICEF), the Education, Culture and Community Action Study and Research Center (Cenpec), and the National Union of Municipal Education Officers (Undime). In the health area we highlight the partnerships with the Health Development Institute (IDS), and the Public Health Department of the University of Sao Paulo (USP).

The foundation also supports initiatives fine-tuned with its own philosophy, such as Futura, the Knowledge TV Channel; Foundation Dorina Nowill; Brazil Without Hunger/Christmas Without Hunger Fund; and the Solidary Alphabetization and Solidary Training Programs.

In 2002, the main programs implemented were the Writing the Future Award, the Program for the Improvement of Education in the Municipality, Increased Working Hours, Learning Managers, Regional Meeting of Health & Citizenship Educators, which contribute to the improvement of the quality of living of children and youngsters from low-income families.

The Writing the Future Award is for fourth and fifth graders attending public elementary schools, and involved teachers and students in a project to enhance their writing skills. Over 4,500 schools enrolled with the program, involving approximately 190,000 children. The purpose of the subject “The Place Where I Live” was to have the children thinking about their social environment and putting their thoughts in writing, thus strengthening their citizenship.

The proposals developed by the Program for the Improvement of Education in the Municipality include the support to and strengthening of the teams that are able to create Education policies appropriate to regional needs and features. Since startup, three years ago, the program reached approximately 60,000 educators and had a direct benefit over about 1.5 million elementary school students in 15 Brazilian states.

Itau Cultural Institute

On its 15th anniversary Itau Cultural is undergoing a conceptual change. The first step was to re-inaugurate its headquarters in Paulista Avenue, the heart of the City of Sao Paulo, to stress increased access of the population to cultural assets. The public has now access to approximately 1,400 sq. m. of exhibition areas, two auditoriums, two workshop rooms, the Documentation and Reference Center with library, video library, periodical library, and the Digital Point, a cyber-lounge open to the general public with computers with high-speed connection to the Internet, CD players, individual TV sets, and plasma monitors showing varied programming. Entrance is still free.

Created in 2002, Itaulab is the first lab focused on media art in Brazil, with virtual Artificial Intelligence and 3D projects, the purpose of which is to create a state-of-the-art space for technology Research & Development. The Interactive Media Lab of Itau Cultural researches the convergence between art, science, and technology. It maps the work carried out by initiating entrepreneurs, and promotes exhibitions, gatherings, workshops, and seminars dedicated to interactive media issues. In August 2002, the largest media art event occurred in Latin America: the Art.fitial Emotion international exhibition and symposium.

The Senses Lab is a result of the partnership entered into in January 2002, by Itau Cultural and the Secondary and Technology Education Secretariat of the Ministry of Education - with the support of the Inter-American Development Bank and UNESCO, and in a first moment benefited 24,000 countryside high-school students in the States of Goias, Paraiba, Pernambuco, and Santa Catarina. The Project includes traveling cultural exhibitions, the use of theme kits, and the integration of the concepts with other traditional school subjects. It, therefore, integrates, art and culture to the syllabus of public high-schools, and allows the teachers to teach the traditional subjects based on the artistic and cultural information contributed by the Project. By the first half of 2004, 1,600 public high-schools and elementary schools will benefit from this initiative, reaching a group of 1 million students.

In this new phase, Itau Cultural will also engage more often in education initiatives. The Education Action Center promotes activities aimed at cooperating for the general public’s understanding and interaction with art objects and concepts shown in the exhibitions prompted by the Institute. In addition to visits guided by monitors, we conduct gatherings with teachers, tutors and pedagogical coordinators, who received, as knowledge multipliers, guidance on how to work with art in the

Banco Itau — Complete Financial Statements / December 31, 2002	15

classroom, helping students to form an art inventory. The center conducts special tutoring classes to disabled people, a work that increases the Institute’s social role.

Itau Cultural took free visual arts, cinema and video, dance, literature, interactive media, music, and theater programming to 32 Brazilian cities and two countries, and received 310,000 visitors. It conducted tutoring classes with 25,000 students and put in place educational action programs that should reach 1.5 million students of the public education network all over Brazil, by 2003. The new website received 350,000 single hits during this period. As regards international events, Itau Cultural counted on the participation of 116 professionals from 19 countries. In addition, it closed an agreement to generate three hours of webcast weekly programming in 100 libraries nationwide.

Note of Condolence

It is with great sadness that we have to report the death on October 17, 2002, of Carlos Alberto de Oliveira, the Accountant at Banco Itau since 1988. In over 30 years of career in the Itau Conglomerate, he demonstrated unique enthusiasm and dedication. We are sorry for the inestimable loss of a co-worker whose loyalty and professionalism he shared with us throughout all these years.

Acknowledgements

We wish to thank our stockholders for the support and trust which are indispensable for Itau’s continued development. We are also especially grateful to our clients for their trust and loyalty which we attempt to pay back by providing services to meet their financial service needs with quality and convenience. To our employees and associates, we also wish to express our appreciation for their endeavor, which has enabled the Bank to achieve outstanding results in addition to the constant improvement in our products and services.

(Approved at the Meeting of the Board of Directors of March 10, 2003)

Banco Itau — Complete Financial Statements / December 31, 2002	16

Balance Sheet

ASSETS			(In thousands of Reais)
	ITAÚ		ITAÚ CONSOLIDATED
	12.31.2002	12.31.2001	12.31.2002		12.31.2001
			With BBA	Without BBA

CURRENT ASSETS	46,999,051	40,971,038	79,405,091	66,335,857	55,988,327
CASH AND CASH EQUIVALENTS	1,475,638	1,519,104	1,894,256	1,868,065	1,895,760
SHORT-TERM INTERBANK DEPOSITS (Notes 4 b and 5)	11,705,052	8,991,211	16,832,810	12,377,831	9,778,330
Money market	6,088,767	6,167,455	10,008,602	6,009,610	5,984,456
Interbank deposits	5,618,762	2,824,224	6,826,685	6,370,698	3,794,621
(Allowance for losses)	(2,477)	(468)	(2,477)	(2,477)	(747)
SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Notes 4 c and 6)	5,294,939	6,714,531	13,950,161	11,058,454	10,525,639
Own portfolio	2,653,972	2,558,991	5,845,149	4,917,300	6,435,973
Fund quotas of PGBL/VGBL	-	-	1,386,638	1,386,638	482,781
Subject to repurchase commitments	1,276,764	3,473,527	1,097,209	1,277,307	3,061,238
Pledged in guarantee	832,707	1,058,278	3,335,455	2,747,743	1,058,278
Subject to forward commitments - Unexercised contracts and premiums	-	62,491	-	-	80,325
Derivative financial instruments (Notes 4 d and 6 e)	517,022	-	1,683,889	709,227	-
Deposited with the Central Bank	14,474	-	601,821	20,239	57
(Valuation allowance) (Note 6 f)	-	(438,756)	-	-	(593,013)
INTERBANK ACCOUNTS	8,937,476	3,936,996	9,978,681	9,780,853	4,825,676
Pending settlements	11,496	68,853	13,389	13,389	71,620
Compulsory deposits	8,925,864	3,867,835	9,959,105	9,762,016	4,751,109
Central Bank deposits	8,917,930	3,858,186	9,949,916	9,752,827	4,740,339
National Housing System	7,934	9,649	9,189	9,189	10,770
Correspondents	116	308	6,187	5,448	2,947
INTERBRANCH ACCOUNTS	9,317	1,578	20,662	20,662	34,567
Third-party funds in transit	3,962	1,578	4,036	4,036	1,658
Own funds in transit	5,355	-	16,626	16,626	32,909
LOAN OPERATIONS (Note 7)	11,606,168	11,514,484	18,273,595	14,606,782	14,394,190
Public Sector	77,429	130,780	247,354	222,902	141,207
Private Sector	12,799,534	12,485,866	19,773,001	16,014,749	15,660,875
(Allowance for loan losses) (Notes 4 e and 7 e)	(1,270,795)	(1,102,162)	(1,746,760)	(1,630,869)	(1,407,892)
LEASING OPERATIONS (Note 7)	79,372	55,702	501,198	463,848	564,063
Private Sector	81,853	57,367	547,286	509,496	621,881
(Allowance for leasing losses) (Notes 4 e and 7 e)	(2,481)	(1,665)	(46,088)	(45,648)	(57,818)
OTHER RECEIVABLES	7,593,809	7,998,823	17,325,848	15,547,556	13,451,185
Foreign exchange portfolio (Note 9 a)	5,108,981	5,857,212	8,613,317	7,357,393	5,999,331
Income receivable	301,925	125,666	918,102	903,791	615,674
Negotiation and intermediation of securities	19,989	458,696	294,507	58,573	470,358
Specific credits	-	1,380	-	-	55,687
Sundry (Note 10 a)	2,207,764	1,563,171	7,606,475	7,320,409	6,335,152
(Allowance for losses) (Notes 4 e and 7 e)	(44,850)	(7,302)	(106,553)	(92,610)	(25,017)
OTHER ASSETS	297,280	238,609	627,880	611,806	518,917
Other	237,969	226,951	447,599	428,012	426,485
(Valuation allowance)	(78,968)	(76,753)	(129,566)	(123,017)	(144,120)
Prepaid expenses (Note 4 f)	138,279	88,411	309,847	306,811	236,552

LONG-TERM RECEIVABLES	19,930,925	16,907,848	28,267,090	24,403,770	22,082,999
SHORT-TERM INTERBANK DEPOSITS (Notes 4 b and 5)	143,725	296,122	138,729	143,725	291,686
Interbank deposits	146,147	296,950	141,151	146,147	292,514
(Allowance for losses)	(2,422)	(828)	(2,422)	(2,422)	(828)
SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Notes 4 c and 6)	10,436,513	8,255,537	11,238,223	9,908,869	8,795,637
Own portfolio	3,725,148	2,658,249	7,415,088	6,823,152	5,190,065
Subject to repurchase commitments	4,984,963	5,288,199	677,823	677,823	3,056,542
Pledged in guarantee	627,138	290,237	1,446,061	1,035,532	311,610
Subject to forward commitments - unexercised contracts and premiums	-	-	-	-	26,646
Derivative financial instruments (Notes 4 d and 6 e)	251,214	-	603,627	276,738	-
Deposited with the Central Bank	848,050	230,818	1,095,624	1,095,624	520,658
(Valuation allowance) (Note 6 f)	-	(211,966)	-	-	(309,884)
INTERBANK ACCOUNTS	46,208	49,523	260,222	260,222	196,359
Compulsory deposits	46,208	49,523	260,222	260,222	196,359
Central Bank deposits	-	-	1,785	1,785	1,183
National Housing System	46,208	49,523	258,437	258,437	195,176
LOAN OPERATIONS (Note 7)	7,249,762	7,008,633	12,165,771	9,795,178	8,041,306
Public Sector	509,070	296,938	735,917	617,440	377,631
Private Sector	7,620,822	7,245,336	12,542,288	10,112,611	8,641,222
(Allowance for loan losses) (Notes 4 e and 7 e)	(880,130)	(533,641)	(1,112,434)	(934,873)	(977,547)
LEASING OPERATIONS (Note 7)	39,440	132,166	411,672	360,211	687,810
Private Sector	42,769	132,207	467,091	414,561	742,975
(Allowance for leasing losses) (Notes 4 e and 7 e)	(3,329)	(41)	(55,419)	(54,350)	(55,165)
OTHER RECEIVABLES	1,744,339	1,122,528	3,637,646	3,537,752	3,872,344
Foreign exchange portfolio (Note 9 a)	1,980	60,942	1,980	1,980	62,331
Income receivable	1,607	3,001	6,890	1,744	3,001
Negotiation and intermediation of securities	-	64,658	163	163	144,585
Sundry (Note 10 a)	1,753,772	1,006,730	3,733,504	3,638,756	3,707,170
(Allowance for losses) (Notes 4 e and 7 e)	(13,020)	(12,803)	(104,891)	(104,891)	(44,743)
OTHER ASSETS	270,938	43,339	414,827	397,813	197,857

PERMANENT ASSETS	13,311,654	12,124,199	3,469,254	5,202,873	3,344,975
INVESTMENTS (Note 4 g)	10,514,549	8,591,008	953,423	2,728,547	729,800
Investment in subsidiaries and affiliates	10,471,477	8,453,412	819,670	2,609,486	388,080
Investments in BBA	-	-	-	1,848,583	-
Domestic (Notes 15 a, 15 b, 21 a and 21 d)	8,813,257	7,514,970	169,942	111,546	103,067
Foreign (Notes 15 a, 15 b, 21 b and 21 c)	1,658,220	938,442	649,728	649,357	285,013
Other investments (Note 15 b)	46,672	139,403	187,141	171,091	347,837
(Allowance for losses)	(3,600)	(1,807)	(53,388)	(52,030)	(6,117)
PROPERTY AND EQUIPMENT (Note 4 h)	1,174,936	1,301,346	2,240,266	2,209,084	2,361,198
Property for own use	1,179,822	1,463,217	2,168,953	2,148,142	2,520,123
Other property and equipment	1,747,510	1,575,714	2,338,129	2,293,550	2,132,106
(Accumulated depreciation)	(1,752,396)	(1,737,585)	(2,266,816)	(2,232,608)	(2,291,031)
DEFERRED CHARGES (Note 4 i)	1,622,169	2,231,845	275,565	265,242	253,977
Goodwill to be amortized (Notes 2 b I and 13 d)	1,403,720	1,911,024	-	-	-
Deferred installation expenses (Note 4 i)	478,997	533,385	530,692	496,412	459,296
(Accumulated amortization) (Note 4 i)	(260,548)	(212,564)	(255,127)	(231,170)	(205,319)
TOTAL ASSETS	80,241,630	70,003,085	111,141,435	95,942,500	81,416,301

Banco Itau — Complete Financial Statements / December 31, 2002	17

Balance Sheet

LIABILITIES AND STOCKHOLDERS' EQUITY			(In thousands of Reais)
	ITAÚ		ITAÚ CONSOLIDATED
	12.31.2002	12.31.2001	12.31.2002		12.31.2001
			With BBA	Without BBA

CURRENT LIABILITIES	49,192,407	52,495,445	74,845,220	63,478,769	61,898,135
DEPOSITS (Notes 4 b and 8 b)	27,032,831	24,865,491	37,033,443	34,168,936	28,182,579
Demand deposits	8,449,952	5,775,991	10,388,546	9,827,403	7,046,981
Savings deposits	15,199,612	13,335,463	17,841,310	17,841,310	16,170,951
Interbank deposits	1,822,359	5,138,861	480,081	398,516	513,571
Time deposits	1,560,908	615,176	8,323,506	6,101,707	4,451,076
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4 b and 8 c)	6,780,933	11,675,542	7,671,354	5,895,202	11,601,680
Own portfolio	3,509,737	8,113,387	4,371,327	4,371,328	8,597,116
Third-party portfolio	2,969,873	3,562,155	2,781,893	1,222,551	3,004,564
Free portfolio	301,323	-	518,134	301,323	-
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES (Notes 4 b and 8 d)	1,843,933	1,610,391	2,946,305	2,186,648	1,721,397
Foreign acceptance funds	-	-	213,262	-	-
Mortgage notes	-	493,436	126	126	523,915
Debentures	-	-	74,588	-	36,181
Foreign borrowings in securities	1,843,933	1,116,955	2,658,329	2,186,522	1,161,301
INTERBANK ACCOUNTS	265,334	52,474	265,466	265,466	53,371
Pending seettlements	50	43	55	55	409
Correspondents	265,284	52,431	265,411	265,411	52,962
INTEBRANCH ACCOUNTS	496,167	434,078	537,593	523,234	454,315
Third-party funds in transit	493,497	428,329	532,464	518,105	445,040
Own funds in transit	2,670	5,749	5,129	5,129	9,275
BORROWINGS (Notes 4 b and 8 e)	3,716,324	4,233,285	7,038,910	3,851,263	4,434,946
Domestic - public institutions	-	-	609	609	562
Domestic - other institutions	67,096	239,866	241,252	239,923	404,759
Foreign borrowings	3,649,228	3,993,419	6,797,049	3,610,731	4,029,625
ON-LENDING BORROWINGS FROM PUBLIC INSTITUTIONS (Notes 4 b and 8 e)	779,457	888,498	1,166,042	825,774	957,236
Federal Development Bank (BNDES)	567,109	703,833	732,354	584,253	730,691
Federal Savings and Loans Bank (CEF)	-	-	5,091	5,091	6,176
Federal Capital Goods Financing Agency (FINAME)	212,348	184,665	427,612	236,217	220,056
Other institutions	-	-	985	213	313
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4 d and 6 e)	711,360	-	1,693,137	755,635	-
OTHER LIABILITIES	7,566,068	8,735,686	16,492,970	15,006,611	14,492,611
Collection of taxes and contributions	251,207	568,510	318,172	317,891	660,097
Foreign exchange portfolio (Note 9 a)	3,579,440	4,922,780	6,708,693	5,826,640	5,078,600
Corporate and statutory liabilities	708,425	693,664	798,692	776,050	724,743
Taxes and social security contributions	618,253	925,855	2,173,608	1,752,013	2,438,923
Negotiation and intermediation of securities (Note 10 b I)	113,535	544,564	253,222	202,253	667,425
Technical provisions for insurance, pension plan and capitalization - restricted (Note 4 j)	-	-	502,302	502,302	491,600
Subordinated debts (Note 8 f)	38,549	19,133	84,170	84,068	49,552
Sundry (Note 10 b II)	2,256,659	1,061,180	5,654,111	5,545,394	4,381,671

LONG-TERM LIABILITIES	21,135,901	8,916,118	22,254,598	18,525,490	8,559,361
DEPOSITS (Notes 4 b and 8 b)	6,919,950	2,597,859	1,963,550	493,148	148,261
Interbank deposits	6,429,841	2,473,076	59,117	-	-
Time deposits	490,109	124,783	1,904,433	493,148	148,261
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4 b and 8 c)	4,160,238	885,660	4,204,397	4,204,397	922,250
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES (Notes 4 b and 8 d)	846,376	948,265	1,608,598	1,213,026	1,184,313
Debentures	-	-	175,328	175,328	147,779
Foreign borrowings in securities	846,376	948,265	1,433,270	1,037,698	1,036,534
INTERBANK ACCOUNTS	-	-	31,344	-	-
BORROWINGS (Notes 4 b and 8 e)	1,569,411	1,186,016	2,978,381	2,349,906	1,409,146
Domestic - public institutions	-	-	6,059	6,059	6,448
Domestic - other institutions	83,387	142,441	83,387	83,387	142,441
Foreign borrowings	1,486,024	1,043,575	2,888,935	2,260,460	1,260,257
ON-LENDING BORROWINGS FROM PUBLIC INSTITUTIONS (Notes 4 b and 8 e)	2,409,360	2,241,646	3,386,269	2,500,146	2,369,983
Federal Development Bank (BNDES)	1,668,057	1,704,903	2,406,760	1,694,804	1,745,146
Federal Savings and Loans Bank (CEF)	-	-	28,446	28,446	33,260
Federal Capital Goods Financing Agency (FINAME)	672,783	536,743	873,753	708,290	591,223
Other institutions	68,520	-	77,310	68,606	354
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4 d and 6 e)	281,027	-	265,503	148,248	-
OTHER LIABILITIES	4,949,539	1,056,672	7,816,556	7,616,619	2,525,408
Foreign exchange portfolio (Note 9 a)	-	4,178	-	-	4,178
Taxes and social security contributions	-	8,062	510,882	504,702	419,467
Negotiation and intermediation of securities (Note 10 b I)	1,432,489	194,815	1,448,663	1,432,500	218,324
Subordinated debts (Note 8 f)	3,469,074	804,554	5,622,754	5,446,532	1,383,279
Sundry (Note 10 b II)	47,976	45,063	234,257	232,885	500,160

TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS
NON-RESTRICTED (Note 4 j)	-	-	3,900,564	3,900,564	2,732,086

DEFERRED INCOME	28,722	27,556	65,944	41,828	38,605
MINORITY INTEREST IN SUBSIDIARIES	-	-	1,038,699	959,439	609,892
STOCKHOLDERS' EQUITY	9,884,600	8,563,966	9,036,410	9,036,410	7,578,222
Capital	4,260,500	3,650,121	4,260,500	4,260,500	3,650,121
Domestic	3,448,475	3,038,189	3,448,475	3,448,475	3,038,189
Foreign	812,025	611,932	812,025	812,025	611,932
Capital reserves (Note 13 c)	167,484	182,326	167,484	167,484	182,326
Retained earnings (Note 13 c)	5,686,565	4,974,958	4,838,375	4,838,375	3,989,214
Adjustment to market value - securities and derivatives (Notes 4 c, 4 d, 6 f and 6 h)	31,956	-	31,956	31,956	-
(Treasury shares) (Note 13 a)	(261,905)	(243,439)	(261,905)	(261,905)	(243,439)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	80,241,630	70,003,085	111,141,435	95,942,500	81,416,301

Banco Itau — Complete Financial Statements / December 31, 2002	18

Statement of Income

				(In thousands of Reais)
	ITAÚ			ITAÚ CONSOLIDATED
	2nd half 2002	1.01 to 12.31.2002	1.01 to 12.31.2001	1.01 to 12.31.2002	1.01 to 12.31.2001

INCOME FROM FINANCIAL OPERATIONS	9,815,603	17,304,360	10,244,237	24,214,191	14,148,711
Loans	4,936,662	9,088,746	5,040,032	12,372,221	7,316,317
Leases	20,170	44,408	2,520	332,486	376,080
Securities portfolio	4,460,631	7,526,694	4,958,618	10,697,850	6,078,177
Foreign exchange portfolio ( Note 9 b )	141,069	301,872	82,429	382,504	120,435
Compulsory deposits	257,071	342,640	160,638	429,130	257,702

EXPENSES FROM FINANCIAL INTERMEDIATION	(7,068,146)	(13,206,834)	(7,441,108)	(17,031,649)	(8,256,518)
Money market	(4,400,785)	(8,409,600)	(5,565,119)	(10,788,312)	(5,546,612)
Borrowings, assignments and onlendings	(1,848,737)	(3,379,566)	(1,102,078)	(3,677,507)	(1,265,038)
Provision for loan losses ( Notes 4 e , 7 e and 7 f I )	(818,624)	(1,417,668)	(773,911)	(2,565,830)	(1,444,868)

GROSS INCOME FROM FINANCIAL INTERMEDIATION	2,747,457	4,097,526	2,803,129	7,182,542	5,892,193

OTHER OPERATING INCOME (EXPENSES)	(564,538)	(912,647)	(180,880)	(2,930,471)	(2,752,585)
Banking services fees ( Note 10 c )	1,591,239	3,031,175	2,507,894	4,276,698	3,698,820
Income from insurance, pension plan and capitalization operations	-	-	-	649,909	522,248
Income from insurance premiums, pension plan and capitalization	-	-	-	3,310,374	2,576,233
Expenses from technical provisions for insurance, pension plan and capitalization	-	-	-	(1,384,722)	(865,044)
Insurance claims	-	-	-	(807,564)	(794,407)
Selling expenses	-	-	-	(215,755)	(203,603)
Pension plans benefits expenses	-	-	-	(313,133)	(241,195)
Other income and insurance operating expenses	-	-	-	60,709	50,264
Personnel expenses ( Note 10 d )	(972,025)	(1,799,965)	(1,525,546)	(3,172,711)	(2,750,431)
Other administrative expenses ( Note 10 e )	(1,341,855)	(2,648,283)	(2,361,689)	(3,808,747)	(3,679,337)
Tax expenses ( Note 12 a II )	(251,127)	(466,820)	(326,084)	(850,290)	(687,662)
Equity in income of associated and subsidiary companies ( Note 15 c )	658,856	1,598,101	1,683,079	477,114	11,668
Other operating income ( Note 10 f )	(15,966)	132,358	176,186	584,451	540,624
Other operating expenses ( Note 10 g )	(233,660)	(759,213)	(334,720)	(1,086,895)	(408,515)

OPERATING INCOME	2,182,919	3,184,879	2,622,249	4,252,071	3,139,608

NON-OPERATING INCOME	(24,544)	(26,494)	(34,416)	(54,052)	(52,317)

INCOME BEFORE TAXATION AND PROFIT SHARING	2,158,375	3,158,385	2,587,833	4,198,019	3,087,291

INCOME TAX AND SOCIAL CONTRIBUTION ( Notes 4 k and 12 a I )
Due on operations for the period	(531,875)	(777,555)	(71,071)	(1,214,511)	(499,567)
Deferred related to temporary additions	373,743	677,288	63,432	668,107	65,260

EXTRAORDINARY RESULT ( Note 11 )	(702,130)	(702,130)	468,969	(703,009)	35,741

PROFIT SHARING
Employees - Law 10,101 of 12.19.2000 ( Note 20 g )	(73,151)	(114,876)	(148,661)	(149,551)	(179,286)
Administrative - Statutory - Law 6,404 of 12.15.1976	(6,304)	(26,332)	(28,278)	(29,888)	(33,461)

MINORITY INTEREST	-	-	-	(392,444)	(86,510)

NET INCOME	1,218,658	2,214,780	2,872,224	2,376,723	2,389,468

NUMBER OF OUTSTANDING SHARES	111,247,037,338	111,619,436,509	111,247,037,338	111,619,436,509
NET INCOME PER THOUSAND SHARES - R$	19.91	25.73	21.36	21.41
STOCKHOLDERS' EQUITY PER THOUSAND SHARES - R$	88.85	76.72	81.23	67.89

Banco Itau — Complete Financial Statements / December 31, 2002	19

Statements of Changes in Stockholders’ Equity

					(In thousands of Reais)
	Subscribed Capital	Capital Reserves (Note 13 c)	Adjustment to market value of securities and derivatives	Income Reserves (Note 13 c)	(Treasury Shares)	Retained Earnings	Total

BALANCES AT 07.01.2002	4,260,500	167,484	(44,865)	5,114,175	(250,558)	-	9,246,736

Changes in the period of adjustment to market value (Note 6 f)	-	-	76,821	-	-	-	76,821
Reserves arising from restatement of securities	-	-	-	(159)	-	-	(159)
Treasury shares	-	-	-	-	(13,399)	-	(13,399)
Granted stock options - exercised stock options in the period	-	-	-	2,349	2,052	-	4,401
Realization of unearned income reserves	-	-	-	(98,207)	-	98,207	-
Net income for the period	-	-	-	-	-	1,218,658	1,218,658
Destinations :
Legal reserve	-	-	-	62,527	-	(62,527)	-
Statutory reserves	-	-	-	605,880	-	(605,880)	-
Interest on own capital	-	-	-	-	-	(648,458)	(648,458)

BALANCES AT 12.31.2002	4,260,500	167,484	31,956	5,686,565	(261,905)	-	9,884,600

CHANGES IN THE PERIOD	-	-	76,821	572,390	(11,347)	-	637,864

BALANCES AT 12.31.2000	3,000,000	202,218	-	4,254,220	(311,373)	-	7,145,065

Capitalization of reserves	650,000	(20,804)	-	(629,196)	-	-	-
Shares subscriptions	121	-	-	-	-	-	121
Reserves arising from restatement of securities and fiscal incentives	-	880	-	-	-	-	880
Reversal of reserves from fiscal incentives	-	-	-	(2,582)	-	-	(2,582)
Donations	-	32	-	-	-	-	32
Treasury Shares	-	-	-	-	(656,304)	-	(656,304)
Cancellation of Treasury Shares	-	-	-	(716,363)	716,363
Granted stock options - exercised stock options in the period	-	-	-	4,355	7,875	-	12,230
Net income for the year	-	-	-	-	-	2,872,224	2,872,224
Destinations :
Legal reserve	-	-	-	143,611	-	(143,611)	-
Statutory reserves	-	-	-	1,920,913	-	(1,920,913)	-
Interest on own capital	-	-	-	-	-	(807,700)	(807,700)

BALANCES AT 12.31.2001	3,650,121	182,326	-	4,974,958	(243,439)	-	8,563,966

CHANGES IN THE YEAR	650,121	(19,892)	-	720,738	67,934	-	1,418,901

Prior years adjustments of securities and derivatives (Note 6 f and 6 h)	-	-	(7,862)	-	-	31,884	24,022
Changes in the year of adjustment to market value (Note 6 f)	-	-	39,818	-	-	-	39,818
Capitalization of reserves	553,329	(16,404)	-	(536,925)	-	-	-
Shares subscriptions	57,050	-	-	-	-	-	57,050
Reserves arising from restatement of securities and fiscal incentives	-	1,562	-	(159)	-	-	1,403
Reversal of interest provision on own capital	-	-	-	1,463	-	-	1,463
Treasury shares	-	-	-	-	(222,758)	-	(222,758)
Cancellation of treasury shares	-	-	-	(179,468)	179,468	-	-
Granted stock options - exercised stock options in the period	-	-	-	8,611	24,824	-	33,435
Net income for the year	-	-	-	-	-	2,214,780	2,214,780
Destinations :
Legal reserve	-	-	-	112,333	-	(112,333)	-
Statutory reserves	-	-	-	1,305,752	-	(1,305,752)	-
Interest on own capital	-	-	-	-	-	(828,579)	(828,579)

BALANCES AT 12.31.2002	4,260,500	167,484	31,956	5,686,565	(261,905)	-	9,884,600

CHANGES IN THE YEAR	610,379	(14,842)	31,956	711,607	(18,466)	-	1,320,634

Banco Itau — Complete Financial Statements / December 31, 2002	20

STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE YEAR

				(In thousands of Reais)
	ITAÚ			ITAÚ CONSOLIDATED
DESCRIPTION	2nd half 2002	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002		01/01 to 12/31/2001
				WITH BBA	WITHOUT BBA

A - FINANCIAL RESOURCES WERE PROVIDED BY	14,177,091	15,734,665	14,514,429	33,677,940	20,389,671	16,788,233
NET INCOME FOR THE PERIOD	1,218,658	2,214,780	2,872,224	2,376,723	2,376,723	2,389,468
- Adjusted net income:
Depreciation and amortization	222,889	471,356	405,978	551,971	551,971	489,698
Income from participation in subsidiary and associated companies	(658,856)	(1,598,101)	(1,683,079)	(477,114)	(477,114)	(11,668)
Gain/loss in currencies translation	-	-	-	189,239	189,239	(6,383)
Extraordinary result in subsidiaries	-	-	(404,029)	-	-	-
Goodwill amortization	1,253,695	1,364,447	165,451	1,344,123	1,344,123	621,695
Provision for losses on investments	75,284	75,284	-	-	-	-
CHANGES IN DEFERRED INCOME	19,357	1,166	10,268	27,339	3,223	2,728
Stockholders' resources
- Subscription of shares	-	57,050	121	57,050	57,050	121
STOCK OPTIONS GRANTED - EXERCISED IN THE PERIOD	4,401	33,435	12,230	33,435	33,435	12,230
THIRD PARTIES' RESOURCES ARISING FROM:
- Increase in liabilities:
Deposits	6,058,426	6,489,431	1,288,433	10,666,153	6,331,244	455,774
Money market	-	-	1,067,677	-	-	1,351,373
Funds from acceptances and issuance of securities	-	131,653	626,847	1,649,193	493,964	-
Borrowings and onlendings	-	-	2,459,305	5,398,291	355,778	2,300,992
Derivative financial instruments	218,744	992,387	-	1,958,640	903,883	-
Other liabilities	2,657,043	2,723,249	5,765,565	7,291,507	5,605,211	7,216,924
Technical provisions for insurance, pension plan and capitalization - non-restricted	-	-	-	1,168,478	1,168,478	395,531
Decrease in current and long-term assets:
Securities and derivative financial instruments	343,034	-	-	-	-	620,621
Leasing operations	35,443	69,056	-	339,003	427,814	-
- Disposal of investments:
Non-operating assets	31,336	59,888	95,019	313,354	313,354	686,509
Investments	2,098,343	2,011,197	595,886	45,701	45,701	29,614
Property and equipment	189,787	207,087	73,175	298,607	298,607	162,895
- Dividends received from associated and subsidiary companies	409,507	431,300	1,163,326	-	-	-
- Deferred write-offs	-	-	-	17,440	17,440	5,987
- Donations and assets	-	-	32	-	-	32
CHANGES IN MINORITY INTEREST	-	-	-	428,807	349,547	64,092
B - FINANCIAL RESOURCES WERE USED FOR	14,449,538	15,778,131	14,287,289	33,679,444	20,417,366	16,452,091
DIVIDENDS PROPOSED AND PAID	648,458	828,579	807,700	828,579	828,579	807,700
REVERSAL OF PROVISION FOR INTEREST ON OWN CAPITAL	-	(1,463)	-	(1,463)	(1,463)	-
PURCHASE OF OWN SHARES	13,399	222,758	656,304	222,758	222,758	656,304
ADJUSTMENT ON SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
- Prior years	-	(24,022)	-	(24,022)	(24,022)	-
- Change in market value	(76,821)	(39,818)	-	(39,818)	(39,818)	-
INVESTMENTS IN:
- Non-operating assets	41,395	68,684	72,815	310,301	290,739	588,180
- Investments	2,668,798	2,833,755	323,682	206,886	1,982,010	62,176
- Property and equipment	241,352	452,072	477,618	637,551	606,369	672,053
DEFERRED CHARGES
Goodwill in the acquisition of investments	809,417	857,159	618,561	1,368,512	1,368,512	621,695
Other	30,529	107,970	179,142	161,949	151,626	154,252
INCREASE IN ASSETS:
- Short-term interbank investments	744,710	2,561,444	1,211,449	6,901,523	2,451,540	1,344,721
- Securities and derivative financial instruments	-	761,384	246,600	5,867,108	1,646,047	-
- Interbank and interbranch accounts	4,958,414	4,729,955	733,784	4,876,246	4,724,121	723,263
- Loan operations	123,070	332,813	4,638,057	8,003,870	1,966,464	4,958,341
- Leasing operations	-	-	187,868	-	-	388,498
-Other receivables	916,111	116,685	4,054,646	3,413,126	1,534,940	5,206,642
-Other assets	190,095	275,252	79,063	298,159	284,633	207,316
DECREASE IN LIABILITIES:
-Open market	2,580,520	1,620,031	-	648,179	2,424,331	-
-Funds from acceptances and issuances of securities	544,029	-	-	-	-	60,950
- Borrowings and onlendings	16,062	74,893	-	-	-	-
INCREASE (DECREASE) IN AVAILABLE FUNDS (A - B)	(272,447)	(43,466)	227,140	(1,504)	(27,695)	336,142
Changes in financial position:

Cash and cash equivalents:
At the beginning of the period/year	1,748,085	1,519,104	1,291,964	1,895,760	1,895,760	1,559,618
At the end of the period/year	1,475,638	1,475,638	1,519,104	1,894,256	1,868,065	1,895,760
Increase or decrease	(272,447)	(43,466)	227,140	(1,504)	(27,695)	336,142

Banco Itau — Complete Financial Statements / December 31, 2002	21

Notes to the Financial Statements

Years Ended December 31, 2002 and 2001 (In Thousands of Reals)

Note 1 - Operations

Banco Itau S.A. is a limited liability corporation engaged in all authorized banking activities, including foreign exchange transactions, and operates as a multiple bank through its commercial, investment, consumer credit and mortgage loan portfolios. In connection with the associated and subsidiary companies, it operates in Brazil and abroad, both in the activities mentioned and in others, which are integrated and complement them. Some of the activities are Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Savings Consortia.

Note 2 - Presentation of the Financial Statements

The financial statements of Banco Itau S.A. (ITAU) and the consolidated financial statements (ITAU CONSOLIDATED) have been prepared in accordance with accounting policies derived from the Brazilian Corporate Law and instructions issued by the Brazilian Securities and Exchange Commission (CVM), from the Superintendency of Private Insurance (SUSEP) and the Central Bank of Brazil (BACEN), which include the use of estimates necessary to calculate accounting provisions.

At December 31, 2002, Banco BBA Creditanstalt S.A. (BBA) and its subsidiaries were acquired by Banco Itau with final financial settlement on February 26, 2003. For a better understanding of the evolution of the main accounts, we present in the Balance Sheet and Notes to the Financial Statements, information about ITAU CONSOLIDATED “With BBA” and “Without BBA”, which are comparative with the balances as of December 31, 2001 and only present the investment in BBA and its subsidiaries in a specific account, however, without considering all asset and liability accounts in the consolidation. As the investment was acquired on December 31,2002, there are no effects in the Statement of Income for the Year, except for ITAU CONSOLIDATED, due to the amortization of goodwill, which is recorded in extraordinary result.

a)	Effects of inflation

The table below presents a reconciliation of income and stockholders’ equity with the ones which would be calculated if there were the effects of inflation on permanent assets, stockholders’ equity and other non-monetary items of the assets recognized, using as index the Amplified Consumer Price Index of the Brazilian Institute of Geography and Statistic (IPCA-IBGE) and the Income Tax (IR) and Social Contribution (CS) rates in effect in 2002. The income and expenses restatement, net of the tax effects, were recognized in the results; in addition to these effects, in stockholders’ equity, the difference of the non-deductibility of its restatement was recognized.

	ITAÚ CONSOLIDATED - PARENT COMPANY
	Net Income for 2002	Stockholders’ equity 12/31/2002	Annualized Profitability LL/PL

Corporate Legislation	2,376,723	9,036,410	26.3%
Net effects of inflation
Restatement	(723,493)	303,771
Taxes (Income Tax and Social Contribution)	245,988	(103,282)
Currency of constant purchasing power	1,899,218	9,236,899	20.6%
Recurring result	2,602,227
Extraordinary result	(703,009)

Banco Itau — Complete Financial Statements / December 31, 2002	22

b)	Consolidation

I.	In ITAU the goodwill arising from acquisitions of BBA Creditanstalt S.A. (BBA), BEG S.A. (BEG), Banestado S.A. (BANESTADO), Bemge S.A. (BEMGE) and Itau Buen Ayre S.A., of Lloyds TSB Asset Management S.A., and part of Itau Bankers Trust Banco de Investimento S.A. - IBT (IBT) and BPI S.A. (BPI) is being amortized based on expected future profitability (10 years) or realization of investments in order to: a) avoid unnecessary decrease in Stockholders’ Equity for operating limits computation purposes; b) avoid unnecessary capital increase; and c) obtain better compliance with market accounting practices.

In ITAU CONSOLIDATED this goodwill was fully amortized in the periods when these acquisitions occurred in order to: a) permit a better comparability with previous periods financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

II.	In BANESTADO, tax credits are recorded at an amount considered sufficient to their expected future profitability. In ITAU CONSOLIDATED, because it is a context with more extension and synergy, factors that are favorable to the maximization of results, these tax credits were recognized up to the limit of the goodwill obtained in the acquisition.

c)	Risk Based Capital and Fixed Asset Ratio

I.	The main indicators at December 31, 2001 obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), including BBA and subsidiaries, according to current legislation are as follows;

	Financial System Consolidated (1)	Economic-Financial Consolidated (2)

Referential equity (3)	16,430,130	16,572,728
Risk Based Capital Ratio	19.1%	18.4%
Tier I	12.0%	11.6%
Tier II	7.1%	6.8%
Fixed asset ratio (4)	42.9%	33.1%
Excess capital in relation to fixed assets (5)	1,159,053	2,797,364

(1)	Consolidated financial statements including only financial companies.
(2)	Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is of the sum of ownership interest by an institution with that of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.
(3)	The Brazilian Central Bank through Resolution 2802 of December 21, 2000, later substituted by Resolution 2837 of May 30, 2001, determined the Referential Equity for purposes of calculating operational limits as being the sum of both TIER I and TIER II levels, following international experience, each of them comprising items from Stockholders’ Equity as well as subordinated debts and hybrid capital and debt instruments.
(4)	The difference between the Fixed Asset Ratio of the Financial System Consolidated Financial Statements and the Economic-Financial Consolidated Financial Statements refers to investments in non-financial subsidiaries which have a high liquidity and low level of fixed assets, enabling, when possible, resources to be distributed to the financial companies and consequent reduction in the fixed asset limit for the Economic-Financial Consolidated Financial Statements.
(5)	As from December 31, 2002, the limit for Fixed Assets decreased from 60% to 50% of the Adjusted Referential Equity, according to the scheduled determined by BACEN Resolution 2283, of June 5, 1996, with the wording of BACEN Resolution 2669 of November 25, 1999.

Banco Itau — Complete Financial Statements / December 31, 2002	23

Management considers the current Risk Based Capital ratio (18.4% based on economic-financial consolidated) to be adequate, considering that:

a)	It is higher than the minimum required by authorities (11.0%);

b)	BACEN through Circular 3155 of October 8, 2002 increased from 50% to 75% the percentage for calculation of the capital allocation to cover the foreign exchange exposure. BACEN Circular 3156 of October 11, 2002 increased its percentage to 100%, despite the fact that there has been no risk increase associated to the foreign exchange exposure of the Institution. Had BACEN maintained the percentage of 50%, the ratio would be 19.8%.

c)	BACEN through Resolution 3059 of December 20, 2002 determined the exclusion for calculation of the Tier I of the Referential Equity, of tax credits which expected realization is higher than five years. The related exclusion will be gradual, that is, 20% as from January 2004 until 100% in January 2008. The aforementioned Resolution also determined that, as from January 2008, the other tax credits will correspond to, at most 40% of the Tier I of the Referential Equity, after the exclusion previously described. Preliminary studies indicate that were these measures already in effect, the Risk Based Capital and Fixed Asset Ratio would not suffer a significant effect.

d)	The ratio increases to 19.0%, when all of the tax credits of BANESTADO are recorded in the financial statements basis (ITAU) used to establish limits.

e)	This ratio would increase to 21.6% after considering item (d) above and other realization asset amounts (Note 16), the amount of provisions exceeding the minimum required and the tax credits not recorded.

II.	At December 31, 2002, the Risk Based Capital Ratio was 19.1%, based on the Financial System Consolidated and 18.4%, on the Financial-Economic Consolidated.

The adjusted referential equity is used to calculate this ratio as follows:

	Financial System Consolidated	Economic-Financial Consolidated

ITAÚ Stockholders’ equity (Individual)	9,884,600	9,884,600
Minority interest not eliminated in the consolidation process	864,429	1,010,791
Unrealized profits of operations with subsidiary companies	(25,823)	(29,587)
Consolidated stockholders’ equity (BACEN)	10,723,206	10,865,804
Issue of shares	544,303	544,303
Subordinated debt	5,162,621	5,162,621
Referential equity	16,430,130	16,572,728
Adjustments:
SWAP operation risk	(150,665)	(150,665)
Foreign exchange risk	(2,158,110)	(2,158,110)
Interest rate risk	(140,203)	(138,799)
Other	(180,854)	(180,854)
Adjusted Referential Equity	13,800,298	13,944,300

Banco Itau — Complete Financial Statements / December 31, 2002	24

The effects resulting from the changes during the year, due to changes in the legislation or variation in the balances are shown below:

Evolution of the Risk Based Capital ratio

	Financial System Consolidated			Economic-Financial Consolidated
	Adjusted referential rate	Weighted assets	Effect	Adjusted referential rate	Weighted assets	Effect

Ratio at December 31, 2001	10,298,894	52,850,703	19.5%	9,399,434	55,544,256	16.9%
Quarterly results	467,790	-	0.9%	435,880	-	0.8%
Interest on own capital	(119,323)	-	-0.2%	(119,323)	-	-0.2%
Decrease in interest rate risk	28,879	-	0.0%	28,553	-	0.1%
Purchase of treasury shares	(170,064)	-	-0.3%	(170,064)	-	-0.3%
Increase in foreign exchange exposure	(1,277,576)	-	-2.4%	(1,277,576)	-	-2.3%
Corporate restructuring	1,461,923	-	2.7%	-	-	0.0%
Other increases (reductions) in referential equity	37,178	-	0.1%	19,871	-	0.0%
Increase (decrease) in weighted assets	-	1,294,488	-0.5%	-	(715,914)	0.2%
Ratio at March 31, 2002	10,727,701	54,145,191	19.8%	8,316,775	54,828,342	15.2%

Quarterly results	535,426	-	1.0%	664,265	-	1.2%
Interest on own capital	(60,798)	-	-0.1%	(60,798)	-	-0.1%
Valuation adjustments to securities and derivatives - Circulars 3068 and 3082	(12,981)	-	-0.0%	(12,981)	-	-0.0%
Increase in interest rate risk	(45,719)	-	-0.1%	(44,925)	-	-0.1%
Purchase of treasury shares	(39,295)	-	-0.1%	(39,295)	-	-0.1%
Increase in foreign exchange exposure	(266,291)	-	-0.5%	(266,291)	-	-0.5%
Subordinated debt	478,028	-	0.9%	478,028	-	0.9%
Corporate restructuring	(1,504,859)	-	-2.8%	-	-	0.0%
Exchange variation of equity in the earnings of foreign affiliated companies controlled by non-financial institutions	394,643	-	0.7%	-	-	0.0%
Other increases (reductions) in referential equity	(5,844)	-	0.0%	(3,646)	-	0.0%
Increase (decrease) in weighted assets	-	4,238,142	-1.3%	-	4,111,559	-1.2%
Ratio at June 30, 2002	10,200,011	58,383,333	17.5%	9,031,132	58,939,901	15.3%

Quarterly results	577,399		1.0%	751,744	-	1.3%
Interest on own capital	(82,603)		-0.1%	(82,603)	-	-0.1%
Marked-to-market - securities and derivatives	(272,444)		-0.5%	(272,444)	-	-0.5%
Decrease in interest rate risk	26,530		0.0%	25,956	-	0.0%
Purchase of treasury shares	(12,821)		0.0%	(12,821)	-	0.0%
Decrease in foreign exchange exposure	1,721,564		2.9%	1,721,564	-	2.9%
Subordinated debt	261,589		0.4%	261,589	-	0.4%
Exchange variation of equity in the earnings of foreign affiliated companies controlled by non-financial institutions	679,711		1.2%	-	-	0.0%
Other increases (reductions) in referential equity	29,255		0.1%	(11,259)	-	0.0%
Increase (decrease) in weighted assets	-	9,443,656	-3.1%	-	8,496,294	-2.4%
Ratio at September 30, 2002	13,128,191	67,826,989	19.4%	11,412,858	67,436,195	16.9%

Quarterly results	673,915	-	1.0%	654,448	-	1.0%
Interest on own capital	(565,856)	-	-0.8%	(565,856)	-	-0.8%
Marked-to-market - securities and derivatives	349,265	-	0.5%	349,265	-	0.5%
Increase in interest rate risk	(6,988)	-	0.0%	(6,954)	-	0.0%
Increase in foreign exchange exposure (Note 2 c I, observation b)	(1,746,831)	-	-2.6%	(1,746,831)	-	-2.6%
Subordinated debt	789,027	-	1.1%	789,027	-	1.2%
Elimination of investments through non-financial subsidiaries	(1,912,157)	(1,912,157)	-2.4%	-	-	0.0%
Other increases (reductions) in referential equity	3,982	-	0.0%	(27,218)	-	-0.1%
Increase (decrease) in weighted assets	-	(5,680,601)	1.5%	-	(3,026,176)	0.8%
Effects of the acquisition of BBA	3,087,750	11,865,814	1.4%	3,085,561	11,451,538	1.5%
Ratio at December 31, 2002	13,800,298	72,100,045	19.1%	13,944,300	75,861,557	18.4%

Banco Itau — Complete Financial Statements / December 31, 2002	25

Note 3 - Consolidated Financial Statements

The consolidated financial statements include Banco Itau S.A. (ITAU) and its direct and indirect subsidiaries, including those listed below:

		Participation %
		December 31, 2002	December 31, 2001

FINANCIAL INSTITUTIONS
Banco Banerj S.A. and subsidiaries		99.99%	100.00%
Banco Bemge S.A. and subsidiaries		99.85%	99.85%
Banco Banestado S.A. and subsidiaries		97.40%	97.39%
Banco BBA Creditanstalt S.A. and subsidiaries	(1)	95.75%	-
Banco BEG S.A. and subsidiaries		89.43%	84.46%
Banco Itaú Buen Ayre S.A.		100.00%	100.00%
Banco Itaú Europa Luxembourg S.A. and subsidiaries	(2)	19.52%	19.52%
Banco Itaú Europa, S.A. and subsidiaries	(2)	19.53%	19.51%
Banco Itaú Holding Financeira S.A.	(3)	-	100.00%
BFB Leasing S.A. Arrendamento Mercantil		99.99%	99.99%
Cia. Itauleasing de Arrendamento Mercantil		99.99%	99.99%
Intrag Distribuidora de Titulos e Valores Mobiliários Ltda.		99.99%	99.99%
Itaú Banco de Investimento S.A.		99.99%	99.99%
Itau Bank, Ltd.		100.00%	100.00%
Itaú Corretora de Valores S.A.		99.99%	99.99%
Itaú LAM Asset Management S.A.		99.99%	99.99%
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99%	99.85%

NON-FINANCIAL INSTITUTIONS
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada e Controladas		100.00%	99.66%
Akbar - Marketing e Serviços, LDA e Controladas	(1)	95.75%	-
Credicard S.A Administradora de Cartöes de Crédito e Controladas	(4)	33.33%	33.33%
Itaú Capitalização S.A.		99.99%	99.55%
Itaú Gráfica Ltda. - Itaú Group		99.99%	99.99%
Itaú Previdência e Seguros S.A.		99.99%	99.55%
Itaú Rent Administração e Participaçoes S.A.		99.99%	99.55%
Itaú Seguros S.A and subsidiaries		100.00%	95.79%
Itaúsa Export S.A. and subsidiaries	(2)	22.23%	22.23%
Redecard S.A.	(4)	31.94%	31.94%
Serasa - Centralização de Serviços dos Bancos S.A.	(4)	32.52%	32.41%

(1)	Investment purchase on December 31,2002.
(2)	Affiliated companies included in consolidation with the due authorization from CVM, for a better presentation of the economic unit. Controlled by Itausa - Investimentos Itau S.A. (ITAUSA).
(3)	New name of Banco Frances e Brasileiro S.A., Investment sold to Itausa - Investimentos Itau S.A. on October 31, 2002.
(4)	Investments proportionally included in the consolidation.

Banco Itau — Complete Financial Statements / December 31, 2002	26

Note 4 - Summary of the Main Accounting Principles

a)	Consolidation - All material intercompany transactions and balances have been eliminated on consolidation.

The difference between ITAU and ITAU CONSOLIDATED in net income and Stockholders’ Equity results from the effects of the differing policies for the amortization of goodwill on acquisitions, the recognition of deferred tax assets and the elimination of unrealized results of transactions among group companies, together with corresponding deferred taxation effects.

b)	Interbank deposits, remunerated restricted credits - Brazilian Central Bank, loans and leasing operations, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction or foreign exchange rates are recorded at present value, calculated “pro rata die” based on the variation of contracted index. Real estate loans are adjusted to the present value of future installments. Loans and leasing operations are recorded on the accrual basis until 60 days overdue. Receipts from credit recoveries on loans which had been previously written-off are credited to income from loan and leasing operations.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate. BACEN, through Circular 3068, of November 8, 2001, established new criteria for the evaluation and accounting classification of the securities in the portfolios of financial institutions, to be adopted as from June 30, 2002. According to that Circular, securities should be classified in the following categories:

-	trading security - securities acquired to be actively and frequently traded, are adjusted to market value, as a contraentry for the results for the period;
-	securities available for sale - securities that are not intended for negotiation and are maintained through to their maturity. They are adjusted to their market value as a contra-entry an account disclosed in stockholders’ equity; and
-	securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, recorded only at restated cost of acquisition, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized through specific identification at the date of negation in the statement of income, as contra-entry to a specific stockholders’ equity account, net of related tax effects.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative Financial Instruments - As from June 30, 2002, Derivative Financial Instruments are classified, at the date of acquisition, in accordance with management intention of utilizing these derivative financial instruments as a hedge or not, in conformity with Circular 3082 of January 30, 2002.

Transactions involving financial instruments, carried out at customer request, at one’s own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:
-	Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.
-	Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, less of tax effects, when applicable, and recorded in a specific reserve account in stockholders’ equity. The non-hedged amount is recorded directly in the statement of income.

e)	Allowance for loan losses - The balance of the allowance for loan losses was constituted based on an analysis of the credit risk in the loan portfolio, in amounts considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:

-	Provisions necessary are recorded from the date of the loan disbursements, based on periodic analysis of the quality of the client and the industry and not just in the event of default;

Banco Itau — Complete Financial Statements / December 31, 2002	27

-	Based exclusively on delinquency, write-offs can be made 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f)	Prepaid expenses - These refer to the investments that will result in earnings in future years.

g)	Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The financial statements of foreign branches and subsidiaries, respectively consolidated in ITAU and ITAU CONSOLIDATED, are adapted to comply with Brazilian accounting policies and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995.

h)	Fixed assets - These are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rate:

Buildings in use			4%
Installations, furnishings, equipment and security, transportation and communication systems	10%	to	25%
EDP Systems	20%	to	50%

i)	Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition and development of logical systems, which are amortized on a straight-line basis over five years.

j)	Technical Provisions of Insurance, Capitalization and Pension Plans

-	Restricted: as regards insurance, there provisions correspond basically to provisions for unsettled claims set up based on the notices of loss, in an amount sufficient to cover future commitments. The provision is supplemented by the provision for Incurred But Not Reported (IBNR) Claims. In the Pension Plans and Capitalization segments, these provisions correspond to benefits and withdrawals claimed but unpaid at the balance sheet date, or known or estimable liabilities accrued of the corresponding charges, when applicable.
-	Unrestricted: in the insurance segment, these provisions correspond to provisions for unearned premiums calculated in conformity with the criteria laid down by CNSP Resolution 59/2001, and the mathematical provision for the individual life insurance segment calculated based on an actuarial study, and the purpose of which is the guarantee of future commitments. In the Pension Plans and Capitalization segments, these provisions are set up by applying mathematical formulas calculated by an actuary and substantiated by actuarial technical notes approved by SUSEP.

k)	Income Tax, Social Contribution, PIS and COFINS - The provisions were calculated according to the current legislation at the rates shown below.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	8.00%
Additional Social Contribution	1.00%
PIS	0.65%
COFINS	3.00%

Amounts subject to litigation have been fully provisioned.

Banco Itau — Complete Financial Statements / December 31, 2002	28

Note 5 - Short-term Interbank Deposits

ITAÚ
	12/31/2002								12/31/2001
	Cost	Adjustment to market value	Market value	%	0 - 30	31 - 180	181 - 365	Over 365	Total	%

Money market	6,088,767	-	6,088,767	51.4%	5,668,888	419,879	-	-	6,167,455	66.4%
Funded position	4,682,066	-	4,682,066	39.5%	4,262,187	419,879	-	-	2,605,189	28.1%
Financed position	1,075,979	-	1,075,979	9.1%	1,075,979	-	-	-	3,562,266	38.4%
Open account	330,722	-	330,722	2.8%	330,722	-	-	-	-	0.0%
Interbank deposits	5,764,909	(4,899)	5,760,010	48.6%	934,012	2,285,443	2,396,830	143,725	3,119,878	33.6%

TOTAL	11,853,676	(4,899)	11,848,777		6,602,900	2,705,322	2,396,830	143,725	9,287,333
% per maturity term					55.7%	22.8%	20.2%	1.2%

TOTAL - 12/31/2001	9,288,629	(1,296)	9,287,333		8,431,009	378,685	181,517	296,122
% per maturity term					90.8%	4.1%	2.0%	3.2%

ITAÚ CONSOLIDATED
	With BBA
	12/31/2002
	Cost	Adjustment to market value	Market value	%	0 - 30	31 - 180	181 - 365	Over 365

Money market	10,008,602	-	10,008,602	59.0%	9,839,164	169,438	-	-
Funded position	7,215,785	-	7,215,785	42.5%	7,046,347	169,438	-	-
Financed position	2,792,817	-	2,792,817	16.5%	2,792,817	-	-	-
Open account	-	-	-	-	-	-	-	-
Interbank deposits	6,967,836	(4,899)	6,962,937	41.0%	5,829,515	598,255	396,438	138,729

TOTAL WITH BBA	16,976,438	(4,899)	16,971,539		15,668,679	767,693	396,438	138,729
% per maturity term					92.3%	4.5%	2.3%	0.8%

TOTAL WITHOUT BBA	12,526,455	(4,899)	12,521,556		10,672,091	1,314,642	391,098	143,725
% per maturity term					85.2%	10.5%	3.1%	1.1%

TOTAL - 12/31/2001	10,071,591	(1,575)	10,070,016		8,840,478	629,645	308,207	291,686
% per maturity term					87.8%	6.3%	3.1%	2.9%

ITAÚ CONSOLIDATED
	Without BBA
	12/31/2002		12/31/2001
	Market value	%	Total	%
Money market	6,009,610	48.0%	5,984,456	59.4%
Funded position	4,445,413	35.5%	2,475,542	24.6%
Financed position	1,233,475	9.9%	3,508,914	34.8%
Open account	330,722	2.6%	-	-
Interbank deposits	6,511,946	52.0%	4,085,560	40.6%

TOTAL WITH BBA	12,521,556		10,070,016
% per maturity term

TOTAL WITHOUT BBA
% per maturity term

TOTAL - 12/31/2001
% per maturity term

Banco Itau — Complete Financial Statements / December 31, 2002	29

Note 6 - Securities and Derivatives (Assets and Liabilities)

See below the composition by type of instrument, and maturity of the portfolio of Securities and Derivatives, already adjusted to their respective market values. In the case of investments in quotas of investment funds managed by BANCO ITAU and subsidiaries, securities and investments comprised in these funds portfolios are allocated in the tables below, distributed by maturity terms.

a) Summary

	ITAÚ
	Cost	Adjustments to Market Values Required with Impact on:		Market Value	%
		Net income	Stockholders' equity

Public Securities - Domestic	3,516,492	5,190	(101,328)	3,420,354	21.1%
Financial Treasury Bills	452,183	-	1,646	453,829	2.8%
Treasury Notes	2,159,593	2,784	(79,024)	2,083,353	12.8%
Central Bank Notes	373,241	(75)	46,452	419,618	2.6%
Treasury/Securitization	165,180	-	(9,745)	155,435	1.0%
DBC - Debt Conversion Bonds and other Brazilian External Debt Securities	357,633	2,674	(59,692)	300,615	1.9%
Others	8,662	(193)	(965)	7,504	0.0%
Public Bonds - Foreign	19,201	(15)	1,492	20,678	0.1%
Mexico	19,169	-	1,492	20,661	0.1%
Others	32	(15)	-	17	0.0%
Private Securities - Issued by Companies	12,149,686	(158)	(122,343)	12,027,185	74.1%
Bank Certificates of Deposits	2,737,309	(244)	-	2,737,065	16.9%
Shares in Publicly-traded Companies	67,916	-	11,571	79,487	0.5%
Debentures	6,010,938	-	(12,641)	5,998,297	36.9%
Promissory Notes	185,173	-	-	185,173	1.1%
Mortgage Bills	110,088	-	-	110,088	0.7%
Rural Producer Certificate	75,682	96	-	75,778	0.5%
Overseas Fixed Income Funds	95,676	-	2,695	98,371	0.6%
Eurobonds and others	1,732,554	(10)	(126,519)	1,606,025	9.9%
Real Estate Receivables Certificates	1,131,840	-	2,551	1,134,391	7.0%
Others	2,510	-	-	2,510	0.0%
Subtotal - Securities	15,685,379	5,017	(222,179)	15,468,217	95.3%
Trading securities	3,042,793	5,017	-	3,047,810	18.8%
Securities available for sale	12,492,120	-	(222,179)	12,269,941	75.6%
Securities maintained up to maturity	150,466	-	-	150,466	0.9%
Derivative Financial Instruments (Assets)	1,455,909	(687,673)	-	768,236	4.7%
Option premiums	42,774	(5,353)	-	37,421	0.2%
Forward Share Agreements	15,223	(13,576)	-	1,647	0.0%
Swaps - Difference receivable	1,397,912	(668,744)	-	729,168	4.5%
TOTAL	17,141,288	(682,656)	(222,179)	16,236,453	100.0%
Reclassification of Additional Allowance				255,000
Additional Allowance (exceeding minimum requirement)				(760,000)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				15,731,453

DERIVATIVE FINANCIAL INSTRUMENTS - (LIABILITIES)	1,239,471	247,084	-	992,387	100.0%
Option Premiums	50,185	(26,735)		76,920	7.8%
Swaps - Difference Payable	1,189,286	273,819		915,467	92.2%

	ITAÚ
	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Above 720

Public Securities - Domestic	53,313	16,632	77,711	130,305	764,548	2,377,845
Financial Treasury Bills	29,137	1,409	141	-	17,763	405,379
Treasury Notes	-	-	39,957	106,404	405,515	1,531,477
Central Bank Notes	23,825	3,815	-	329	241,758	149,891
Treasury/Securitization	-	-	-	2,041	97,594	55,800
DBC - Debt Conversion Bonds and other Brazilian External Debt Securities	351	11,223	37,079	19,327	-	232,635
Others	-	185	534	2,204	1,918	2,663
Public Bonds - Foreign	-	-	407	-	-	20,271
Mexico	-	-	407	-	-	20,254
Others	-	-	-	-	-	17
Private Securities - Issued by Companies	712,132	1,179,222	1,193,873	1,397,117	116,257	7,428,584
Bank Certificates of Deposits	515,889	1,094,702	914,442	212,032	-	-
Shares in Publicly-traded Companies	79,487	-	-	-	-	-
Debentures	-	2,404	3,647	103,782	41,443	5,847,021
Promissory Notes	-	-	185,173	-	-	-
Mortgage Bills	-	59,316	-	-	-	50,772
Rural Producer Certificate	7,507	14,936	34,879	18,456	-	-
Overseas Fixed Income Funds	98,371	-	-	-	-	-
Eurobonds and others	8,368	7,864	36,855	58	74,814	1,478,066
Real Estate Receivables Certificates	-	-	18,877	1,062,789	-	52,725
Others	2,510	-	-	-	-	-
Subtotal - Securities	765,445	1,195,854	1,271,991	1,527,422	880,805	9,826,700
Trading securities	576,655	1,126,272	980,516	347,178	530	16,659
Securities available for sale	188,790	69,582	279,901	1,168,670	857,126	9,705,872
Securities maintained up to maturity	-	-	11,574	11,574	23,149	104,169
Derivative Financial Instruments (Assets)	77,958	61,465	175,856	201,742	167,737	83,478
Option premiums	7,325	11,562	18,534	-	-	-
Forward Share Agreements	1,647	-	-	-	-	-
Swaps - Difference receivable	68,986	49,903	157,322	201,742	167,737	83,478
TOTAL	843,403	1,257,319	1,447,847	1,729,164	1,048,542	9,910,178

Reclassification of Additional Allowance	5.2%	7.7%	8.9%	10.6%	6.5%	61.0%
Additional Allowance (exceeding minimum requirement)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)

DERIVATIVE FINANCIAL INSTRUMENTS - (LIABILITIES)	130,087	114,011	193,381	257,856	85,546	211,506
Option Premiums	23,485	14,259	25,366	13,681	129	-
Swaps - Difference Payable	106,602	99,752	168,015	244,175	85,417	211,506

Banco Itau — Complete Financial Statements / December 31, 2002	30

	ITAÚ CONSOLIDATED WITHOUT BBA
	Cost	Adjustments to Market Values Required with Impact on:		Market Value	%	0 - 30
		Net income	Stockholders' equity

Public Securities - Domestic	8,538,163	5,139	(112,382)	8,430,920	39.3%	239,609
Financial Treasury Bills	2,994,696	1	(40,444)	2,954,253	13.8%	214,764
Treasury Notes	3,570,060	2,785	(72,939)	3,499,906	16.3%	36
Central Bank Notes	1,341,751	(75)	71,688	1,413,364	6.6%	23,825
Treasury/Securitization	246,421	-	(9,745)	236,676	1.1%	1
DCB-Debt Conversion Bonds and other Brazilian External Debt Securities	360,411	2,622	(59,692)	303,341	1.4%	369
Others	24,824	(194)	(1,250)	23,380	0.1%	614
Public Securities - Foreign	1,047,257	25	60,772	1,108,054	5.2%	38,077
Portugal	710,821	-	58,459	769,280	3.6%	-
Germany	192,841	-	652	193,493	0.9%	12,216
Argentina (1)	58,141	-	-	58,141	0.3%	25,178
Greece	54,612	-	91	54,703	0.3%	314
Mexico	30,810	40	1,570	32,420	0.2%	369
Others	32	(15)	-	17	0.0%	-
Private Securities - Issued by Companies	9,675,957	1,114	(116,325)	9,560,746	44.5%	1,421,645
Bank Certificates of Deposits	3,768,113	(245)	-	3,767,868	17.5%	677,294
Shares in Publicly-traded Companies	248,467	1,173	25,026	274,666	1.3%	274,666
Debentures	869,350	-	(12,642)	856,708	4.0%	-
Promissory Notes	326,745	-	-	326,745	1.5%	3,118
Mortgage Bills	110,088	-	-	110,088	0.5%	-
Rural Producer Certificate	75,682	96	-	75,778	0.4%	7,507
Fixed Income Funds	26,223	-	-	26,223	0.1%	26,223
Overseas Fixed Income Funds	95,839	-	2,695	98,534	0.5%	98,534
Eurobonds and others	3,011,866	86	(133,938)	2,878,014	13.4%	333,335
Real Estate Receivables Certificates	1,131,840	-	2,551	1,134,391	5.3%	-
Others	11,744	4	(17)	11,731	0.1%	968
PGBL/VGBL Funds (2)	1,386,638	-	-	1,386,638	6.5%	1,386,638
Subtotal - Securities	20,648,015	6,278	(167,935)	20,486,358	95.4%	3,085,969
Trading Securities	7,548,862	6,278	-	7,555,140	35.2%	2,407,215
Securities available for sale	12,948,687	-	(167,935)	12,780,752	59.5%	678,754
Securities maintained up to maturity	150,466	-	-	150,466	0.7%	-
Derivative Financial Instruments (Assets)	1,667,037	(681,072)	-	985,965	4.6%	126,595
Option Premiums	107,352	(2,741)	-	104,611	0.5%	7,330
Forward Share Agreements	142,602	(13,448)	-	129,154	0.6%	30,579
Swaps - Difference Receivable	1,417,083	(664,883)	-	752,200	3.5%	88,686
TOTAL	22,315,052	(674,794)	(167,935)	21,472,323	100.0%	3,212,564
Additional Allowance (exceeding minimum required)				(760,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				20,967,323

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	1,144,503	240,620	-	903,883	100.0%	131,836

Option Premiums	96,786	(25,814)	-	122,600	13.6%	23,705
Swaps - Difference Payable	1,047,717	266,434	-	781,283	86.4%	108,131

	ITAÚ CONSOLIDATED WITHOUT BBA
	31 - 90	91 - 180	181 - 365	366 - 720	Above 720

Public Securities - Domestic	177,001	152,510	279,527	1,749,039	5,833,234
Financial Treasury Bills	161,444	74,628	131,591	95,067	2,276,759
Treasury Notes	82	40,213	112,544	650,479	2,696,552
Central Bank Notes	4,036	-	7,149	841,475	536,879
Treasury/Securitization	1	1	2,898	156,624	77,151
DCB-Debt Conversion Bonds and other Brazilian External Debt Securities	11,252	37,125	19,327	280	234,988
Others	186	543	6,018	5,114	10,905
Public Securities - Foreign	55,904	10,753	7,108	109,120	887,092
Portugal	16,337	10,346	7,108	93,788	641,701
Germany	-	-	-	-	181,277
Argentina (1)	510	-	-	-	32,453
Greece	39,057	-	-	15,332	-
Mexico	-	407	-	-	31,644
Others	-	-	-	-	17
Private Securities - Issued by Companies	1,713,702	1,604,366	1,540,083	287,747	2,993,203
Bank Certificates of Deposits	1,568,638	1,052,073	269,415	40,454	159,994
Shares in Publicly-traded Companies	-	-	-	-	-
Debentures	2,404	9,287	161,955	66,149	616,913
Promissory Notes	-	323,627	-	-	-
Mortgage Bills	59,316	-	-	-	50,772
Rural Producer Certificate	14,936	34,879	18,456	-	-
Fixed Income Funds	-	-	-	-	-
Overseas Fixed Income Funds	-	-	-	-	-
Eurobonds and others	68,376	156,959	27,122	180,927	2,111,295
Real Estate Receivables Certificates	-	18,877	1,062,789	-	52,725
Others	32	8,664	346	217	1,504
PGBL/VGBL Funds (2)	-	-	-	-	-
Subtotal - Securities	1,946,607	1,767,629	1,826,718	2,145,906	9,713,529
Trading Securities	1,765,083	1,412,656	560,063	224,766	1,185,357
Securities available for sale	181,524	343,399	1,255,081	1,897,991	8,424,003
Securities maintained up to maturity	-	11,574	11,574	23,149	104,169
Derivative Financial Instruments (Assets)	139,823	224,695	214,441	183,751	96,660
Option Premiums	33,014	23,693	12,564	14,572	13,438
Forward Share Agreements	56,939	41,636	-	-	-
Swaps - Difference Receivable	49,870	159,366	201,877	169,179	83,222
TOTAL	2,086,430	1,992,324	2,041,159	2,329,657	9,810,189

Additional Allowance (exceeding minimum required)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	119,863	197,772	270,262	101,731	82,419

Option Premiums	16,604	29,738	26,071	13,815	12,667
Swaps - Difference Payable	103,259	168,034	244,191	87,916	69,752

Banco Itau — Complete Financial Statements / December 31, 2002	31

	ITAÚ CONSOLIDATED WITH BBA
	Cost	Adjustment to Market Values		Market Value	%	0 - 30	31 - 90
		Net income	Stockholders' equity

Public Securities - Domestic	10,642,083	53,821	(115,208)	10,580,696	41.2%	239,609	825,285
Financial Treasury Bills	3,968,989	(1,010)	(40,444)	3,927,535	15.3%	214,764	809,728
Treasury Notes	3,985,508	2,785	(75,700)	3,912,593	15.2%	36	82
Central Bank Notes	1,644,022	43,798	71,623	1,759,443	6.8%	23,825	4,036
National Treasury/Securitization	246,421	-	(9,745)	236,676	0.9%	1	1
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	772,319	8,442	(59,692)	721,069	2.8%	369	11,252
Others	24,824	(194)	(1,250)	23,380	0.1%	614	186
Public Bonds - Foreign	1,107,911	25	60,826	1,168,762	4.5%	38,077	84,118
Portugal	710,821	-	58,459	769,280	3.0%	-	16,337
Germany	192,841	-	652	193,493	0.8%	12,216	-
Argentina (1)	58,141	-	-	58,141	0.2%	25,178	510
Greece	54,612	-	91	54,703	0.2%	314	39,057
United States	36,050	-	54	36,104	0.1%	-	28,214
Mexico	30,810	40	1,570	32,420	0.1%	369	-
Others	24,636	(15)	-	24,621	0.1%	-	-
Private Securities - Issued by Companies	10,416,312	(1,619)	(144,921)	10,269,772	40.0%	1,529,157	1,734,789
Bank Certificates of Deposit	3,787,106	(245)	1	3,786,862	14.7%	653,926	1,507,784
Shares in Publicly-Traded Companies	360,927	(1,495)	14,066	373,498	1.5%	373,498	-
Debentures	1,273,125	-	(15,880)	1,257,245	4.9%	-	2,404
Promissory Notes	326,745	-	-	326,745	1.3%	3,118	-
Mortgage Bills	110,088	-	-	110,088	0.4%	-	59,316
Rural Producer Certificate	75,682	96	-	75,778	0.3%	7,507	14,936
Fixed Income Funds	28,289	-	-	28,289	0.1%	28,289	-
Overseas Fixed Income Funds	125,827	-	2,695	128,522	0.5%	128,522	-
Eurobonds and Others	3,179,878	25	(148,235)	3,031,668	11.8%	333,335	150,313
Real Estate Receivables Certificates	1,136,899	-	2,449	1,139,348	4.4%	-	-
Others	11,746	-	(17)	11,729	0.0%	962	36
PGBL/VGBL Funds (2)	1,386,638	-	-	1,386,638	5.4%	1,386,638	-
Subtotal - Marketable Securities	23,552,944	52,227	(199,303)	23,405,868	91.1%	3,193,481	2,644,192
Securities for negotiation	8,800,627	52,227	-	8,852,854	34.5%	2,370,498	2,271,416
Securities for sale	13,679,834	-	(199,303)	13,480,531	52.5%	785,316	281,008
Securities held to maturity	1,072,483	-	-	1,072,483	4.2%	37,667	91,768
Derivative Financial Instruments (Assets)	2,969,304	(681,788)	-	2,287,516	8.9%	390,319	432,039
Option Premiums	231,853	138,023	-	369,876	1.4%	250,586	41,826
Forward share agreements	142,602	(13,448)	-	129,154	0.5%	30,579	56,939
Swaps - Difference receivable	2,591,070	(806,363)	-	1,784,707	6.9%	108,202	332,565
Others	3,779	-	-	3,779	0.0%	952	709
TOTAL	26,522,248	(629,561)	(199,303)	25,693,384	100.0%	3,583,800	3,076,231

Reclassification of Additional Allowance				255,000		13.9%	12.0%
Additional Allowance (exceeding minimum required)				(760,000)
TOTAL MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				25,188,384

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	2,254,247	295,606	-	1,958,640	100.0%	612,584	293,769

Option Premiums	278,343	(271,157)	-	549,500	28.1%	438,015	18,194
Swaps - Difference Payable	1,958,588	568,370	-	1,390,218	71.0%	168,854	265,607
Others	17,316	(1,607)	-	18,922	1.0%	5,715	9,968

	ITAÚ CONSOLIDATED WITH BBA
	91 - 180	181 - 365	366 - 720	Over 720	Market Value Without BBA

Public Securities - Domestic	478,135	340,694	2,057,237	6,639,736	8,430,920
Financial Treasury Bills	395,631	131,591	99,062	2,276,759	2,954,253
Treasury Notes	44,835	172,829	659,722	3,035,089	3,499,906
Central Bank Notes	-	8,031	951,294	772,257	1,413,364
National Treasury/Securitization	1	2,898	156,624	77,151	236,676
DCB - Debt Conversion Bonds and other Brazilian External Debt Securities	37,125	19,327	185,421	467,575	303,341
Others	543	6,018	5,114	10,905	23,380
Public Bonds - Foreign	10,753	7,108	109,120	919,586	1,108,054
Portugal	10,346	7,108	93,788	641,701	769,280
Germany	-	-	-	181,277	193,493
Argentina (1)	-	-	-	32,453	58,141
Greece	-	-	15,332	-	54,703
United States	-	-	-	7,890	-
Mexico	407	-	-	31,644	32,420
Others	-	-	-	24,621	17
Private Securities - Issued by Companies	1,695,529	1,571,248	342,847	3,396,202	9,560,746
Bank Certificates of Deposit	1,143,236	263,456	58,466	159,994	3,767,868
Shares in Publicly-Traded Companies	-	-	-	-	274,666
Debentures	9,287	199,079	103,237	943,238	856,708
Promissory Notes	323,627	-	-	-	326,745
Mortgage Bills	-	-	-	50,772	110,088
Rural Producer Certificate	34,879	18,456	-	-	75,778
Fixed Income Funds	-	-	-	-	26,223
Overseas Fixed Income Funds	-	-	-	-	98,534
Eurobonds and Others	156,959	27,122	180,927	2,183,012	2,878,014
Real Estate Receivables Certificates	18,877	1,062,789	-	57,682	1,134,391
Others	8,664	346	217	1,504	11,731
PGBL/VGBL Funds (2)	-	-	-	-	1,386,638
Subtotal - Marketable Securities	2,184,417	1,919,050	2,509,204	10,955,524	20,486,358
Securities for negotiation	1,702,470	518,486	334,585	1,655,399	7,555,140
Securities for sale	465,751	1,384,368	1,953,091	8,610,997	12,780,752
Securities held to maturity	16,196	16,196	221,528	689,128	150,466
Derivative Financial Instruments (Assets)	510,527	337,171	411,004	206,456	985,965
Option Premiums	26,730	12,564	24,732	13,438	104,611
Forward share agreements	41,636	-	-	-	129,154
Swaps - Difference receivable	440,043	324,607	386,272	193,018	752,200
Others	2,118	-	-	-	-
TOTAL	2,694,944	2,256,221	2,920,208	11,161,980	21,472,323

Reclassification of Additional Allowance	10.5%	8.8%	11.4%	43.4%	255,000
Additional Allowance (exceeding minimum required)					(760,000)
TOTAL MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)					20,967,323

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	350,620	399,961	202,504	99,202	903,883

Option Premiums	40,738	26,071	13,815	12,667	122,600
Swaps - Difference Payable	308,446	372,388	188,679	86,244	781,283
Others	1,436	1,502	10	291	-

(1)	Includes mandatory acquisition in order to be compliant with compulsory deposits (R$ 32,546) and bonds to compensate losses associated to loans and leases “pesification” (R$ 25,178).
(2)	PGBL and VGBL pension plan portfolios held by customers and recorded as securities, according to the SUSEP Chart of Accounts, in contra-entry for liabilities, the item Technical Provisions for Pension Plans.

Banco Itau — Complete Financial Statements / December 31, 2002	32

b) Trading Securities

See below the composition of the Trading Securities portfolio by type of securities, stated at its cost and market values, and by maturity term.

	ITAÚ CONSOLIDATED WITH BBA
	Cost	Allowance for adjustment to market value (In Net Income)	Market Value	%	0 - 30	31 - 90

Public Securities - Domestic	3,055,746	53,821	3,109,567	35.1%	235,561	777,300
Financial Treasury Bills	1,727,479	(1,010)	1,726,469	19.5%	210,803	761,827
Treasury Notes	493,927	2,785	496,712	5.6%	8	-
Central Bank Notes	499,623	43,798	543,421	6.1%	23,825	4,036
National Treasury/Securitization	56,358	-	56,358	0.6%	-	-
DCB and other Brazilian External Debt Securities	274,613	8,442	283,055	3.2%	369	11,252
Others	3,746	(194)	3,552	0.0%	556	185
Public Securities - Foreign	3,912	25	3,937	0.0%	123	-
Mexico	3,880	40	3,920	0.0%	123	-
Others	32	(15)	17	0.0%	-	-
Private Securities - Issued by Companies	4,354,331	(1,619)	4,352,712	49.2%	748,176	1,494,116
Bank Certificates of Deposit	3,443,570	(245)	3,443,325	38.9%	532,902	1,461,281
Shares in Publicly - Traded Companies	127,024	(1,495)	125,529	1.4%	125,529	-
Debentures	304,889	-	304,889	3.4%	-	-
Promissory Notes	138,431	-	138,431	1.6%	-	-
Rural Producer Certificate	75,682	96	75,778	0.9%	7,507	14,936
Fixed Income Funds	25,779	-	25,779	0.3%	25,779	-
Eurobonds and Others	229,015	25	229,040	2.6%	56,459	17,863
Others	9,941	-	9,941	0.1%	-	36
PGBL/VGBL Funds	1,386,638	-	1,386,638	15.7%	1,386,638	-
TOTAL	8,800,627	52,227	8,852,854	100.0%	2,370,498	2,271,416

					26.8%	25.7%

	ITAÚ CONSOLIDATED WITH BBA				Market Value without BBA
	91 - 180	181 - 365	366 - 720	Over 720

Public Securities - Domestic	385,101	209,554	259,748	1,242,303	1,597,119
Financial Treasury Bills	355,750	79,989	5,398	312,702	791,805
Treasury Notes	28,563	100,823	14,980	352,338	496,712
Central Bank Notes	-	7,149	182,732	325,679	198,224
National Treasury/Securitization	-	-	56,358	-	56,358
DCB and other Brazilian External Debt Securities	245	19,327	280	251,582	50,468
Others	543	2,266	-	2	3,552
Public Securities - Foreign	-	-	-	3,814	3,937
Mexico	-	-	-	3,797	3,920
Others	-	-	-	17	17
Private Securities - Issued by Companies	1,317,369	308,932	74,837	409,282	4,567,446
Bank Certificates of Deposit	1,020,874	227,838	40,454	159,976	3,664,942
Shares in Publicly - Traded Companies	-	-	-	-	122,789
Debentures	5,615	57,245	24,689	217,340	304,889
Promissory Notes	138,431	-	-	-	138,431
Rural Producer Certificate	34,879	18,456	-	-	75,778
Fixed Income Funds	-	-	-	-	23,713
Eurobonds and Others	108,906	5,047	9,477	31,288	226,963
Others	8,664	346	217	678	9,941
PGBL/VGBL Funds	-	-	-	-	1,386,638
TOTAL	1,702,470	518,486	334,585	1,655,399	7,555,140

	19.2%	5.9%	3.8%	18.7%

Banco Itau — Complete Financial Statements / December 31, 2002	33

c) Securities Available for Sale

See below the composition of the Securities Available for Sale portfolio by type, stated at its cost and market values, and by maturity term.

	ITAÚ CONSOLIDATED WITH BBA
	Cost	Allowance for Adjustments to Market Value (in Stockholders' equity)	Market Value	%	0 - 30

Public Securities - Domestic	6,855,088	(115,208)	6,739,880	50.0%	4,048
Financial Treasury Bills	2,202,892	(40,444)	2,162,448	16.0%	3,961
Treasury Notes	2,984,091	(75,700)	2,908,391	21.6%	28
Central Bank Notes	1,144,399	71,623	1,216,022	9.0%	-
National Treasury/Securitization	190,063	(9,745)	180,318	1.3%	1
DCB and other Brazilian External Debt Securities	312,565	(59,692)	252,873	1.9%	-
Others	21,078	(1,250)	19,828	0.1%	58
Public Securities - Foreign	1,051,181	60,826	1,112,007	8.2%	37,954
Portugal	710,821	58,459	769,280	5.7%	-
Germany	192,841	652	193,493	1.4%	12,216
Argentina	58,141	-	58,141	0.4%	25,178
Greece	54,612	91	54,703	0.4%	314
Mexico	26,930	1,570	28,500	0.2%	246
United States	7,836	54	7,890	0.1%	-
Private Securities - Issued by Companies	5,773,565	(144,921)	5,628,644	41.8%	743,314
Bank Certificates of Deposit	335,857	1	335,858	2.5%	113,345
Shares in Publicly-Trade Companies	233,903	14,066	247,969	1.8%	247,969
Debentures	757,460	(15,880)	741,580	5.5%	-
Promissory Notes	188,314	-	188,314	1.4%	3,118
Mortgage Bills	110,088	-	110,088	0.8%	-
Fixed Income Funds	2,510	-	2,510	0.0%	2,510
Overseas Fixed Income Funds	95,839	2,695	98,534	0.7%	98,534
Eurobonds and Others	2,910,890	(148,235)	2,762,655	20.5%	276,876
Real Estate Receivables Certificates	1,136,899	2,449	1,139,348	8.5%	-
Others	1,805	(17)	1,788	0.0%	962
SUBTOTAL	13,679,834	(199,303)	13,480,531	100.0%	785,316

Tax Credits		71,377			5.8%
Minority Interest		(39,785)
Adjustment of BBA with no impact on ITAÚ		31,367
Total Adjustment to Market Value		(136,344)
Reclassification of the additional allowance l		255,000
Reclassification of tax credit		(86,700)
Total Reclassification		168,300
Adjustment to Market Value		31,956

	ITAÚ CONSOLIDATED WITH BBA
	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market Value without BBA

Public Securities - Domestic	13,362	76,838	114,944	1,575,961	4,954,727	6,683,335
Financial Treasury Bills	13,278	39,881	51,602	89,669	1,964,057	2,162,448
Treasury Notes	82	76	55,810	612,350	2,240,045	2,852,728
Central Bank Notes	-	-	882	768,562	446,578	1,215,140
National Treasury/Securitization	1	1	2,898	100,266	77,151	180,318
DCB and other Brazilian External Debt Securities	-	36,880	-	-	215,993	252,873
Others	1	-	3,752	5,114	10,903	19,828
Public Securities - Foreign	55,904	10,753	7,108	109,120	891,168	1,104,117
Portugal	16,337	10,346	7,108	93,788	641,701	769,280
Germany	-	-	-	-	181,277	193,493
Argentina	510	-	-	-	32,453	58,141
Greece	39,057	-	-	15,332	-	54,703
Mexico	-	407	-	-	27,847	28,500
United States	-	-	-	-	7,890	-
Private Securities - Issued by Companies	211,742	378,160	1,262,316	268,010	2,765,102	4,993,300
Bank Certificates of Deposit	46,503	122,362	35,618	18,012	18	102,926
Shares in Publicly-Trade Companies	-	-	-	-	-	151,877
Debentures	2,404	3,672	141,834	78,548	515,122	551,819
Promissory Notes	-	185,196	-	-	-	188,314
Mortgage Bills	59,316	-	-	-	50,772	110,088
Fixed Income Funds	-	-	-	-	-	2,510
Overseas Fixed Income Funds	-	-	-	-	-	98,534
Eurobonds and Others	103,519	48,053	22,075	171,450	2,140,682	2,651,051
Real Estate Receivables Certificates	-	18,877	1,062,789	-	57,682	1,134,391
Others	-	-	-	-	826	1,790
SUBTOTAL	281,008	465,751	1,384,368	1,953,091	8,610,997	12,780,752

Tax Credits	2.1%	3.5%	10.3%	14.5%	63.9%
Minority Interest
Adjustment of BBA with no impact on ITAÚ
Total Adjustment to Market Value
Reclassification of the additional allowance
Reclassification of tax credit
Total Reclassification
Adjustment to Market Value

Banco Itau — Complete Financial Statements / December 31, 2002	34

d) Securities Held to Maturity

See below the composition of Securities held to Maturity portfolio by type, stated at its cost and by maturity term. The securities classified under this type, if stated at market value, would present a provision for devaluation of R$ 49,394.

	ITAÚ CONSOLIDATED WITH BBA
	Book Cost	%	0 - 30

Public Securities - Domestic	731,249	68.2%	-
Financial Treasury Bills	38,618	3.6%	-
Treasury Notes	296,940	27.7%	-
Treasury Notes - M (*)	210,550	19.6%	-
DCB and other Brazilian External Debt Securities	185,141	17.3%	-
Public Securities - Foreign	52,818	4.9%	-
United States	28,214	2.6%	-
Others	24,604	2.3%	-
Private Securities - Issued by Companies	288,416	26.9%	37,667
Bank Certificates of Deposit	7,679	0.7%	7,679
Debentures	210,776	19.7%	-
Eurobonds and Others	39,973	3.7%	-
Others	29,988	2.8%	29,988
TOTAL	1,072,483	100.0%	37,667

			3.5%

	ITAÚ CONSOLIDATED WITH BBA
	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Book Cost Without BBA

Public Securities - Domestic	34,623	16,196	16,196	221,528	442,706	150,466
Financial Treasury Bills	34,623	-	-	3,995	-	-
Treasury Notes	-	-	-	-	296,940	-
Treasury Notes - M (*)	-	16,196	16,196	32,392	145,766	150,466
DCB and other Brazilian External Debt Securities	-	-	-	185,141	-	-
Public Securities - Foreign	28,214	-	-	-	24,604	-
United States	28,214	-	-	-	-	-
Others	-	-	-	-	24,604	-
Private Securities - Issued by Companies	28,931	-	-	-	221,818	-
Bank Certificates of Deposit	-	-	-	-	-	-
Debentures	-	-	-	-	210,776	-
Eurobonds and Others	28,931	-	-	-	11,042	-
Others	-	-	-	-	-	-
TOTAL	91,768	16,196	16,196	221,528	689,128	150,466

	8.6%	1.5%	1.5%	20.7%	64.3%

(*)	All securities are nominative and cannot be sold.

Banco Itau — Complete Financial Statements / December 31, 2002	35

e) Derivative Financial Instruments (Assets and Liabilities)

See below the composition of the Derivative Financial Instruments (Assets and Liabilities) by type, stated at its historical cost and market value, and by maturity term.

	ITAÚ CONSOLIDATED WITH BBA
	Cost	Allowance for Adjustment to Market Value (In Net Income)	Market Value	%	0 - 30	31 - 90
Assets
Option premiums	231,853	138,023	369,876	16.2%	250,586	41,826
Forward share agreements	142,602	(13,448)	129,154	5.6%	30,579	56,939
Swaps - Difference receivable	2,591,070	(806,363)	1,784,707	78.0%	108,202	332,565
Other	3,779	-	3,779	0.2%	952	709
TOTAL	2,969,304	(681,788)	2,287,516	100.0%	390,319	432,039

					17.1%	18.9%

Liabilities
Option premiums	278,343	(271,157)	549,500	28.1%	438,015	18,194
Swaps - Difference payable	1,958,588	568,370	1,390,218	71.0%	168,854	265,607
Other	17,316	(1,606)	18,922	1.0%	5,715	9,968
TOTAL	2,254,247	295,607	1,958,640	100.0%	612,584	293,769

					31.3%	15.0%

	ITAÚ CONSOLIDATED WITH BBA
	91 - 180	181 - 365	366 - 720	Over 720	Market Value without BBA

Assets
Option premiums	26,730	12,564	24,732	13,438	104,611
Forward share agreements	41,636	-	-	-	129,154
Swaps - Difference receivable	440,043	324,607	386,272	193,018	752,200
Other	2,118	-	-	-	-
TOTAL	510,527	337,171	411,004	206,456	985,965

	22.3%	14.7%	18.0%	9.0%

Liabilities
Option premiums	40,738	26,071	13,815	12,667	122,600
Swaps - Difference payable	308,446	372,388	188,679	86,244	781,283
Other	1,436	1,502	10	291	-
TOTAL	350,620	399,961	202,504	99,202	903,883

	17.9%	20.4%	10.3%	5.1%

Banco Itau — Complete Financial Statements / December 31, 2002	36

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAU is fully involved in the operation of derivative markets, either in complying with the growing clients’ needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:
-	Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
-	Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to fix the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAU carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAU at December 31, 2002 were related to the foreign exchange rate, interest rate, U.S. dollar and reference rate Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:
-	Futures and Forward Contracts: quotes on the stock exchanges;
-	Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;
-	Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.

The following chart summarizes the reference value restated at market price and the respective net exposures in the balance sheet of the derivative financial instruments.

Banco Itau — Complete Financial Statements / December 31, 2002	37

	ITAÚ
	Memorandum Account Notional Value		Balance Sheet Account Receivable/ Received (Payable/Paid)		Market Value	Adjustment to Market Value

	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002	12/31/2002

Future contracts	17,294,400	14,542,775	(20,446)	(11,178)	(20,446)	-
Purchase commitments	8,697,550	7,048,568	33,028	(165,878)	33,028	-
Foreign currency	2,757,261	1,811,201	8,250	(145,111)	8,250	-
Interbank market	1,541,473	3,115,539	(3,019)	(5,481)	(3,019)	-
Indices	3,766,143	1,661,505	31,252	(13,327)	31,252	-
Others	632,673	460,323	(3,455)	(1,959)	(3,455)	-
Commitments to sell	8,596,850	7,494,207	(53,474)	154,700	(53,474)	-
Foreign currency	1,493,801	868,712	(28,264)	94,793	(28,264)	-
Interbank market	3,215,183	4,104,915	738	37,056	738	-
Indices	3,401,518	2,435,026	(25,181)	20,902	(25,181)	-
Shares	-	82,364	-	1,945	-	-
Others	486,348	3,190	(767)	4	(767)	-
Swap contracts			208,628	(267,213)	(186,299)	(394,927)
Asset position	24,774,311	16,393,588	1,397,913	406,648	729,167	(668,746)
Foreign currency	8,831,932	3,671,712	1,320,918	18,924	695,351	(625,567)
Interbank market	12,221,925	7,506,107	44,343	288,293	20,291	(24,052)
Fixed rate	3,599,731	3,467,066	30,500	95,134	10,469	(20,031)
Indices	46,777	789,902	1,244	379	(294)	(1,538)
Others	73,946	958,801	908	3,918	3,350	2,442
Liability position	24,565,683	16,660,801	(1,189,285)	(673,861)	(915,466)	273,819
Foreign currency	7,800,889	3,869,017	(947,572)	(111,952)	(656,585)	290,987
Interbank market	9,030,068	7,118,112	(152,747)	(452,119)	(150,792)	1,955
Fixed rate	6,537,369	3,647,271	(38,654)	(85,618)	(29,202)	9,452
Indices	542,193	674,502	(38,893)	(6,193)	(42,385)	(3,492)
Others	655,164	1,351,899	(11,419)	(17,979)	(36,502)	(25,083)
Option contracts	3,841,055	4,872,606	7,413	(44,003)	39,500	(32,087)
Purchase commitments - purchased position	1,028,257	1,330,664	(32,461)	(6,416)	(37,178)	4,717
Foreign currency	309,400	347,329	(25,730)	(4,943)	(33,181)	7,451
Fixed rate	-	230,223	-	-	-	-
Indices	306,550	261,275	(1,761)	(1,043)	(1,098)	(663)
Shares	280,036	451,553	-	(385)	-	-
Others	132,271	40,284	(4,970)	(45)	(2,899)	(2,071)
Commitments to sell - purchased position	1,008,697	1,899,025	(10,312)	(55,690)	(243)	(10,069)
Foreign currency	587,634	1,885,718	(10,268)	(54,761)	(243)	(10,025)
Indices	32,400	-	(44)	-	-	(44)
Shares	-	10,700	-	(882)	-	-
Others	388,663	2,607	-	(47)	-	-
Purchase position - sold position	1,260,934	351,663	49,591	2,463	76,206	(26,615)
Foreign currency	633,000	141,432	44,843	1,091	74,281	(29,438)
Indices	595,710	79,550	755	571	277	478
Shares	-	13,836	-	736	-	-
Others	32,224	116,845	3,993	65	1,648	2,345
Commitments to sell - sold position	543,167	1,291,254	595	15,640	715	(120)
Foreign currency	30,000	419,559	595	15,513	715	(120)
Fixed rate	-	230,223	-	-	-	-
Indices	-	47,100	-	127	-	-
Shares	280,036	440,625	-	-	-	-
Others	233,131	153,747	-	-	-	-

Forward - Purchases receivable - Shares			15,223	104,620	1,648	(13,575)
		ASSETS	1,455,909	573,374	768,236	(687,673)
		LIABILITIES	(1,239,471)	(691,964)	(992,387)	247,084
		TOTAL	216,438	(118,590)	(224,151)	(440,589)

Futures, swaps and options mature in days as follows:

Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2002	12/31/2001
Futures	3,932,840	8,005,972	2,638,435	2,717,153	17,294,400	14,542,775
Swaps	2,843,251	4,540,574	3,441,261	12,551,312	23,376,398	15,986,940
Options	1,741,710	787,947	427,556	883,842	3,841,055	4,872,606

Banco Itau — Complete Financial Statements / December 31, 2002	38

	ITAÚ CONSOLIDATED WITH BBA
	Memorandum Account Notional Value	Balance Sheet Account Receivable/ Received (Payable/Paid)	Market Value	Adjustment to Market Value

	12/31/2002	12/31/2002	12/31/2002	12/31/2002

Future contracts	25,666,019	(22,799)	(22,799)	-
Purchase commitments	12,721,869	40,521	40,521	-
Foreign currency	3,711,636	(1,676)	(1,676)	-
Interbank market	2,885,193	(4,160)	(4,160)	-
Indices	5,750,536	50,187	50,187	-
Others	374,504	(3,830)	(3,830)	-
Commitmets to sell	12,944,150	(63,320)	(63,320)	-
Foreign currency	2,361,717	(17,509)	(17,509)	-
Interbank market	4,431,204	(513)	(513)	-
Indices	5,884,586	(44,741)	(44,741)	-
Shares	32,498	(99)	(99)	-
Others	234,145	(458)	(458)	-

Swap contracts		632,482	394,489	(237,993)
Asset position	30,979,343	2,591,070	1,784,707	(806,363)
Foreign currency	14,487,242	2,671,296	1,631,658	(1,039,638)
Interbank market	12,801,291	(125,567)	94,968	220,535
Fixed rate	2,082,882	33,006	16,275	(16,731)
Indices	515,472	10,624	36,588	25,964
Shares	5,700	307	320	13
Others	1,086,756	1,404	4,898	3,494
Liability position	30,346,861	(1,958,588)	(1,390,218)	568,370
Foreign currency	14,250,926	(1,836,430)	(1,234,855)	601,575
Interbank market	10,667,951	1,607	(14,263)	(15,870)
Fixed rate	3,283,352	(46,472)	(40,714)	5,758
Indices	1,362,747	(64,067)	(62,154)	1,913
Others	781,885	(13,226)	(38,232)	(25,006)

Option contracts	8,917,665	46,490	179,624	(133,134)
Purchase commitments - purchased position	2,396,088	(193,730)	(350,064)	156,334
Foreign currency	1,290,300	(133,522)	(288,287)	154,765
Interbank market	-	-	-	-
Fixed rate	280,191	(6,364)	(10,159)	3,795
Indices	306,550	(1,761)	(1,098)	(663)
Shares	446,190	(47,113)	(47,621)	508
Others	72,857	(4,970)	(2,899)	(2,071)
Commitments to sell - purchased position	2,377,031	(38,123)	(19,812)	(18,311)
Foreign currency	1,074,434	(20,613)	(243)	(20,370)
Interbank market	-	-	-	-
Indices	32,400	(44)	-	(44)
Shares	105,253	(17,466)	(19,569)	2,103
Others	1,164,944	-	-	-
Purchase position - sold position	3,002,442	201,246	418,691	(217,445)
Foreign currency	1,870,500	188,884	410,073	(221,189)
Interbank market	-	-	-	-
Indices	595,710	755	277	478
Shares	115,345	7,555	6,634	921
Others	420,887	4,052	1,707	2,345
Commitments to sell - sold position	1,142,104	77,097	130,809	(53,712)
Foreign currency	337,500	5,235	2,246	2,989
Interbank market	-	-	-	-
Fixed rate	385,114	32,816	89,517	(56,701)
Indices	-	-	-	-
Shares	419,490	39,046	39,046	-
Forward - Purchases receivable - Shares		142,602	129,154	(13,448)
Other financial instruments derivatives (1)
Asset position	426,941	3,779	3,779	-
Liability position	440,451	(17,316)	(18,922)	(1,606)
	ASSETS	2,969,304	2,287,516	(681,788)
	LIABILITIES	(2,254,247)	(1,958,640)	295,607
	TOTAL	715,057	328,876	(386,181)

Derivative contracts mature in days as follows:

Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2002
Futures	7,075,286	10,093,995	3,584,793	4,911,945	25,666,019
Swaps	3,949,383	8,901,511	5,607,981	9,929,398	28,388,273
Options	5,074,100	1,480,818	504,085	1,858,662	8,917,665
Others	51,613	268,376	61,107	-	381,097

(1)	Amounts basically in foreign currency.

Banco Itau — Complete Financial Statements / December 31, 2002	39

	ITAÚ CONSOLIDATED WITHOUT BBA
	Memorandum Account Notional Value		Balance Sheet Account Receivable/Received (Payable/Paid)		Market Value	Adjustment to Market Value

	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002	12/31/2002

Future contracts	18,932,792	40,054,207	(22,983)	(9,990)	(22,983)	-
Purchase commitments	9,829,567	19,550,827	21,265	(129,956)	21,265	-
Foreign currency	3,342,682	1,465,320	(3,140)	(109,099)	(3,140)	-
Interbank market	2,346,238	15,952,350	(3,017)	(5,481)	(3,017)	-
Indices	3,766,143	1,672,834	31,252	(13,417)	31,252	-
Others	374,504	460,323	(3,830)	(1,959)	(3,830)	-
Commitments to sell	9,103,225	20,503,380	(44,248)	119,966	(44,248)	-
Foreign currency	1,977,504	478,969	(17,561)	60,361	(17,561)	-
Interbank market	3,464,610	17,492,714	(970)	36,660	(970)	-
Indices	3,401,518	2,446,143	(25,181)	20,996	(25,181)	-
Shares	25,448	82,364	(78)	1,945	(78)	-
Others	234,145	3,190	(458)	4	(458)	-

Swap contracts			369,366	(109,283)	(29,083)	(398,449)
Asset position	18,558,040	12,781,106	1,417,083	429,983	752,200	(664,883)
Foreign currency	8,508,332	4,104,088	1,339,764	25,659	714,198	(625,566)
Interbank market	7,117,059	4,608,538	44,226	288,293	20,174	(24,052)
Fixed rate	1,802,259	1,475,702	30,515	65,420	13,281	(17,234)
Indices	47,381	821,320	1,244	380	(294)	(1,538)
Shares	5,700	-	307	-	320	13
Others	1,077,309	1,771,458	1,027	50,231	4,521	3,494
Liability position	18,188,674	12,890,389	(1,047,717)	(539,266)	(781,283)	266,434
Foreign currency	8,230,464	4,424,677	(951,471)	(116,658)	(660,484)	290,987
Interbank market	6,237,012	4,928,624	(8,643)	(386,322)	(6,523)	2,120
Fixed rate	2,434,383	1,240,553	(37,171)	(12,114)	(35,269)	1,902
Indices	542,193	674,502	(38,893)	(6,193)	(42,385)	(3,492)
Others	744,622	1,622,033	(11,539)	(17,979)	(36,622)	(25,083)

Option contracts	4,463,379	5,040,474	(10,566)	(45,383)	17,989	(28,555)
Purchase commitments - purchased position	1,134,997	1,498,870	(79,574)	(49,724)	(84,799)	5,225
Foreign currency	309,400	347,329	(25,730)	(4,943)	(33,181)	7,451
Interbank market	-	10,318	-	-	-	-
Fixed rate	-	230,223	-	-	-	-
Indices	306,550	261,275	(1,761)	(1,043)	(1,098)	(663)
Shares	446,190	585,746	(47,113)	(43,693)	(47,621)	508
Others	72,857	63,979	(4,970)	(45)	(2,899)	(2,071)
Commitments to sell - purchased position	1,502,613	1,987,002	(27,778)	(56,862)	(19,812)	(7,966)
Foreign currency	587,634	1,885,718	(10,268)	(54,761)	(243)	(10,025)
Interbank market	-	10,318	-	-	-	-
Indices	32,400	15,144	(44)	(1,172)	-	(44)
Shares	105,253	10,700	(17,466)	(882)	(19,569)	2,103
Others	777,326	65,122	-	(47)	-	-
Purchase position-sold position	1,376,279	272,583	57,145	3,445	82,839	(25,694)
Foreign currency	633,000	141,432	44,842	1,091	74,280	(29,438)
Interbank market	-	20,636	-	-	-	-
Indices	595,710	95,151	755	1,553	277	478
Shares	115,345	13,836	7,555	736	6,634	921
Others	32,224	1,528	3,993	65	1,648	2,345
Commitments to sell-sold position	449,490	1,282,019	39,641	57,758	39,761	(120)
Foreign currency	30,000	419,559	595	15,513	715	(120)
Interbank market	-	10,318	-	-	-	-
Fixed rate	-	230,223	-	-	-	-
Indices	-	47,100	-	127	-	-
Shares	419,490	574,819	39,046	42,118	39,046	-
Forward - Purchases receivable -Shares			142,602	104,620	129,154	(13,448)
		ASSETS	1,667,037	641,189	985,965	(681,072)
		LIABILITIES	(1,144,503)	(600,469)	(903,883)	240,620
		TOTAL	522,534	40,720	82,082	(440,452)

Futures, swaps and options mature in days as follows:

Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2002	12/31/2001
Futures	5,215,662	7,866,254	2,780,791	3,070,085	18,932,792	40,054,207
Swaps	3,192,636	4,646,851	3,439,580	5,861,890	17,140,957	12,351,123
Options	1,749,952	910,564	504,085	1,298,778	4,463,379	5,040,474

Banco Itau — Complete Financial Statements / December 31, 2002	40

f)	Changes in the Securities Valuation Allowance and Mark-to-Market Allowance

The Bacen Circular Letter 3,023/2002 changed the accounting of allowances, which are no longer described in a specific allowance account, but are recorded directly in the securities portfolio balances. The following table shows the changes in the allowances for the period.

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Opening balance	(650,722)	(890,610)	(902,897)	(972,743)
Adjustment from prior years	7,224	-	33,962	-
Increases with impact on:	(1,536,598)	(15,861)	(1,621,873)	(43,005)
Net income	(1,013,192)	(15,861)	(1,024,549)	(43,005)
Stockholders’ equity	(523,406)	-	(597,324)	-
Write-offs:	173,020	11,715	269,413	11,771
Reversals of Net Income	24,927	11,715	28,613	11,771
Permanent losses	148,093		240,800	-
Balance at June 30	(2,007,076)	(894,756)	(2,221,395)	(1,003,977)
Increases with impact on:	(716,628)	(205,625)	(470,346)	(62,303)
Net income	(228,361)	205,625	(86,220)	62,303
Stockholders’ equity	(488,267)	-	(384,126)	-
Write-offs:	1,058,866	38,409	1,089,012	38,777
Reversal of net income	257,359	38,409	264,622	38,777
Reversal of stockholders’ equity	801,507	-	824,390	-
Balance arising from acquisition of BBA	-	-	13,869	-
Balance at December 31	(1,664,838)	(650,722)	(1,588,860)	(902,897)
Minimum allowance required	(904,838)	(235,722)	(828,860)	(352,897)
Additional Provision (*)	(760,000)	(415,000)	(760,000)	(550,000)

(*)	Additional provision aims to cover risks of current and future fluctuation in the prices of securities available for sale, reclassified to stockholders’ equity, and to neutralize a possible deterioration in the amount of the assets given instabilities and uncertainties of the local and international markets, considering the high volatility scenarios seen in the course of last year, including in the case of an appreciation of the Brazilian Real to R$ 3.20 to the U.S. dollar.

g)	Reassessment of classification of Securities - Article 5 of BACEN Circular Letter 3068/2001

The Management, through its Financial Executive Commission established guidelines for the classification of Securities, in compliance with Circular Letter 3,068, in force on June 30, 2002. The classification of the securities was maintained since then, and the securities acquired in the period were classified and maintained in compliance with these guidelines.

h)	Effects of the implementation of the criteria of BACEN Circular Letters 3068/2001 and 3082/2002

The adoption of the new policy of classification of Securities and Derivative Financial Instruments caused some impact on the Net income of R$ (37,303) and on the Stockholders’ Equity of R$ (144,216) for ITAU and ITAU CONSOLIDATED.

In the Net Income the impact was mainly caused by the marking to market of Securities available for sale, not recorded to income, and by the marking to market of Derivative Financial Instruments (Swap), which, according to the standards then currently in force, was not required. In Stockholders’ equity, the impact was mainly due to the innovations of the new policy that started including gains arising from marking to market of securities portfolios and marking to market of Derivative Financial Instruments (Swap), with a special highlight to the corresponding gains recorded at December 31, 2001 as adjustments from prior years.

Banco Itau — Complete Financial Statements / December 31, 2002	41

Note 7 - Loan Portfolio

a) Summary

	ITAÚ		ITAÚ CONSOLIDATED
	12/31/2002	12/31/2001	12/31/2002		12/31/2001
			With BBA	Without BBA

Loan operations	21,006,855	20,158,920	33,298,560	26,967,702	24,820,935
Lease operations	124,622	189,574	1,014,377	924,057	1,364,856
Other credits (1)	63,487	57,283	1,920,607	1,908,601	2,265,182
Advances on exchange contracts (2)	1,705,829	1,161,018	2,185,731	1,705,829	1,164,450
Total	22,900,793	21,566,795	38,419,275	31,506,189	29,615,423
Endorsements and sureties (3)	6,486,055	4,774,637	6,994,892	5,514,286	4,666,338
Total with endorsements and sureties	29,386,848	26,341,432	45,414,167	37,020,475	34,281,761

(1)	Includes operations with credit cards and securities and credits receivable, debtors from purchase of other assets, and honored endorsements and sureties (Note 10 a).
(2)	Includes Advances on exchange contracts and Income receivable from advances. Recorded in other credits/liabilities - Foreign exchange portfolio (Note 9 a).
(3)	Recorded in memorandum accounts.

Banco Itau — Complete Financial Statements / December 31, 2002	42

b) Loan and Lease Portfolio by Risk Level

I - Composition by type of operation and risk level

	ITAÚ
	12/31/2002
Risk levels	AA	A	B	C	D	E	F

Loan operations	5,818,890	5,445,585	5,122,866	1,480,924	1,076,011	687,920	398,894
Loans and discounted trade receivables	3,402,332	2,380,885	2,863,822	743,323	657,935	458,872	342,338
Financing	1,554,788	2,104,493	971,981	478,764	143,806	35,279	14,729
Farming and agribusiness industries	853,697	629,735	288,677	104,521	4,677	168,915	1,531
Real estate financing	8,073	330,472	998,386	154,316	269,593	24,854	40,296
Leasing operations	-	85,552	19,571	6,078	6,491	2,765	1,072

Other receivables	14	10,120	33,252	4,910	1,634	703	2,084

Advances on exchange contracts	564,538	654,783	325,881	154,505	4,428	786	431

Total	6,383,442	6,196,040	5,501,570	1,646,417	1,088,564	692,174	402,481
%	27.9	27.1	24.0	7.2	4.8	3.0	1.8

Total - 12/31/2001	7,813,132	4,577,907	5,239,627	1,539,954	923,248	427,245	454,430
%	36.2	21.2	24.3	7.1	4.3	2.0	2.1

	ITAÚ
	12/31/2002				12/31/2001

Risk levels	G	H	Total	%	Total	%

Loan operations	139,281	836,484	21,006,855	91.7	20,158,920	93.5
Loans and discounted trade receivables	118,968	681,560	11,650,035	50.9	11,506,190	53.4
Financing	7,178	92,391	5,403,409	23.6	4,723,768	21.9
Farming and agribusiness industries	233	6,652	2,058,638	9.0	1,699,967	7.9
Real estate financing	12,902	55,881	1,894,773	8.3	2,228,995	10.3
Leasing operations	343	2,750	124,622	0.5	189,574	0.9

Other receivables	144	10,626	63,487	0.3	57,283	0.3

Advances on exchange contracts	3	474	1,705,829	7.4	1,161,018	5.4

Total	139,771	850,334	22,900,793	100.0	21,566,795	100.0
%	0.6	3.7	100.0

Total - 12/31/2001	173,677	417,575	21,566,795
%	0.8	1.9	100.0

	ITAÚ CONSOLIDATED
	WITH BBA
	12/31/2002
Risk levels	AA	A	B	C	D	E	F

Loan operations	8,326,369	11,399,227	7,193,993	2,119,665	1,542,210	954,925	596,142
Loans and discounted trade receivables	5,556,470	5,431,538	4,444,985	1,157,613	1,008,060	604,162	504,155
Financing	1,908,129	4,952,008	1,347,790	543,788	161,422	149,344	38,693
Farming and agribusiness industries	853,697	634,155	296,374	105,912	6,553	169,355	2,032
Real estate financing	8,073	381,526	1,104,844	312,352	366,175	32,064	51,262

Leasing operations	57,771	550,455	183,025	66,777	62,894	21,906	17,862

Other receivables	367	22,906	1,584,385	81,916	71,413	27,221	17,370

Advances on exchange contracts	622,788	895,349	499,577	156,708	4,428	786	431

Total with BBA	9,007,295	12,867,937	9,460,980	2,425,066	1,680,945	1,004,838	631,805
%	23.4	33.5	24.6	6.3	4.4	2.6	1.6

Total without BBA	7,991,563	8,360,542	8,511,135	2,314,763	1,642,446	871,061	624,664
%	25.4	26.5	27.0	7.3	5.2	2.8	2.0

Total - 12/31/2001	8,247,637	6,964,735	8,430,173	2,222,334	1,402,210	570,201	688,561
%	27.8	23.5	28.5	7.5	4.7	1.9	2.3

	ITAÚ CONSOLIDATED
	WITH BBA				WITHOUT BBA
	12/31/2002				12/31/2002		12/31/2001
Risk levels	G	H	Total	%	Total	%	Total	%

Loan operations	176,469	989,560	33,298,560	86.7	26,967,702	85.6	24,820,935	83.8
Loans and discounted trade receivables	144,762	750,406	19,602,151	51.0	17,006,790	54.0	15,348,516	51.8
Financing	12,667	139,049	9,252,890	24.1	5,517,393	17.5	4,841,870	16.3
Farming and agribusiness industries	422	22,584	2,091,084	5.4	2,091,084	6.6	1,805,825	6.1
Real estate financing	18,618	77,521	2,352,435	6.1	2,352,435	7.5	2,824,724	9.5

Leasing operations	4,860	48,827	1,014,377	2.6	924,057	2.9	1,364,856	4.6

Other receivables	13,489	101,540	1,920,607	5.0	1,908,601	6.1	2,265,182	7.6

Advances on exchange contracts	648	5,016	2,185,731	5.7	1,705,829	5.4	1,164,450	3.9

Total with BBA	195,466	1,144,943	38,419,275	100.0	31,506,189	100.0	29,615,423	100.0
%	0.5	3.0	100.0

Total without BBA	188,843	1,001,172	31,506,189
%	0.6	3.2	100.0

Total - 12/31/2001	259,152	830,420	29,615,423
%	0.9	2.8	100.0

Banco Itau — Complete Financial Statements / December 31, 2002	43

II - Composition by maturity and risk level

	ITAÚ

	AA	A	B	C	D	E	F

	ABNORMAL SITUATION

Falling due installments	-	-	134,011	111,176	151,173	100,228	106,920
01 to 30	-	-	4,751	4,513	6,790	8,782	8,163
31 to 60	-	-	3,751	3,960	5,450	7,446	7,387
61 to 90	-	-	3,619	3,693	5,260	7,376	6,508
91 to 180	-	-	10,280	10,315	14,204	17,833	17,257
181 to 365	-	-	18,930	18,318	22,269	28,540	23,980
Over 365	-	-	92,680	70,377	97,200	30,251	43,625

Overdue installments	-	-	43,286	27,448	89,137	55,731	68,997
01 to 14	-	-	808	2,043	11,273	2,979	3,220
15 to 30	-	-	42,478	8,668	18,530	11,807	7,720
31 to 60	-	-	-	16,737	30,927	12,549	10,884
61 to 90	-	-	-	-	28,407	9,354	11,874
91 to 180	-	-	-	-	-	19,042	34,595
181 to 365	-	-	-	-	-	-	704
Over 365	-	-	-	-	-	-	-

SUBTOTAL	-	-	177,297	138,624	240,310	155,959	175,917
%	-	-	0.8	0.6	1.0	0.7	0.8

SUBTOTAL - 12/31/2001	-	-	169,931	231,002	224,439	124,596	368,008
%	-	-	0.8	1.1	1.0	0.6	1.7

	NORMAL SITUATION

Falling due installments	6,357,920	6,158,761	5,287,585	1,484,908	828,975	524,304	222,025
01 to 30	1,031,933	1,021,662	1,273,105	352,995	227,072	59,624	21,519
31 to 60	532,600	551,215	662,885	198,305	68,996	118,336	15,603
61 to 90	494,376	713,452	473,244	107,854	32,147	29,292	17,078
91 to 180	1,401,543	672,035	566,895	221,023	77,513	98,776	36,019
181 to 365	1,157,780	1,054,653	657,791	178,710	120,447	175,395	54,618
Over 365	1,739,688	2,145,744	1,653,665	426,021	302,800	42,881	77,188

Overdue up to 14 days	25,522	37,279	36,688	22,885	19,279	11,911	4,539

SUBTOTAL	6,383,442	6,196,040	5,324,273	1,507,793	848,254	536,215	226,564
%	27.9	27.1	23.2	6.6	3.7	2.3	1.0

SUBTOTAL - 12/31/2001	7,813,132	4,577,907	5,069,696	1,308,952	698,809	302,649	86,422
%	36.2	21.2	23.5	6.1	3.2	1.4	0.4

TOTAL	6,383,442	6,196,040	5,501,570	1,646,417	1,088,564	692,174	402,481
%	27.9	27.1	24.0	7.2	4.8	3.0	1.8

TOTAL - 12/31/2001	7,813,132	4,577,907	5,239,627	1,539,954	923,248	427,245	454,430
%	36.2	21.2	24.3	7.1	4.3	2.0	2.1

	G	H	Total	%

	ABNORMAL SITUATION

Falling due installments	32,192	265,650	901,350	3.9
01 to 30	2,511	19,432	54,942	0.2
31 to 60	2,333	16,330	46,657	0.2
61 to 90	2,161	30,664	59,281	0.3
91 to 180	5,177	32,799	107,865	0.5
181 to 365	6,086	56,060	174,183	0.8
Over 365	13,924	110,365	458,422	2.0

Overdue installments	43,464	413,160	741,223	3.2
01 to 14	1,108	9,122	30,553	0.1
15 to 30	1,820	18,799	109,822	0.5
31 to 60	3,166	25,300	99,563	0.4
61 to 90	4,460	26,433	80,528	0.4
91 to 180	32,027	103,271	188,935	0.8
181 to 365	883	217,612	219,199	1.0
Over 365	-	12,623	12,623	0.1

SUBTOTAL	75,656	678,810	1,642,573	7.2
%	0.3	3.0	7.2

SUBTOTAL - 12/31/2001	78,184	402,764	1,598,924
%	0.4	1.9	7.4

	NORMAL SITUATION

Falling due installments	63,883	169,507	21,097,868	92.1
01 to 30	19,088	9,983	4,016,981	17.5
31 to 60	510	14,681	2,163,131	9.4
61 to 90	39,798	2,634	1,909,875	8.3
91 to 180	1,952	44,691	3,120,447	13.6
181 to 365	1,179	10,151	3,410,724	14.9
Over 365	1,356	87,367	6,476,710	28.3

Overdue up to 14 days	232	2,017	160,352	0.7

SUBTOTAL	64,115	171,524	21,258,220	92.8
%	0.3	0.7	92.8

SUBTOTAL - 12/31/2001	95,493	14,811	19,967,871
%	0.4	0.1	92.6

TOTAL	139,771	850,334	22,900,793
%	0.6	3.7

TOTAL - 12/31/2001	173,677	417,575	21,566,795
%	0.8	1.9

Banco Itau — Complete Financial Statements / December 31, 2002	44

II - Composition by maturiry and risk level

	ITAÚ CONSOLIDATED
	WITH BBA
	12/31/2002
	AA	A	B	C	D	E	F	G	H	Total	%
	ABNORMAL SITUATION

Falling due installments	-	-	232,735	198,951	246,824	128,097	139,080	47,562	342,613	1,335,862	3.5
01 to 30	-	-	12,122	9,913	10,516	10,733	10,170	3,472	19,533	76,459	0.2
31 to 60	-	-	11,340	8,759	8,929	9,173	9,241	3,147	15,320	65,909	0.2
61 to 90	-	-	9,789	7,695	8,248	8,817	8,030	2,836	32,439	77,854	0.2
91 to 180	-	-	28,274	23,563	22,505	21,815	21,434	7,059	36,379	161,029	0.4
181 to 365	-	-	45,479	43,254	35,479	34,445	30,671	9,049	67,779	266,156	0.7
Over 365	-	-	125,731	105,767	161,147	43,114	59,534	21,999	171,163	688,455	1.8

Overdue installments	-	-	66,555	66,149	130,900	177,376	155,160	78,682	554,280	1,229,102	3.2
01 to 14	-	-	898	4,557	12,857	3,640	3,983	1,359	8,745	36,039	0.1
15 to 30	-	-	65,657	15,772	26,414	72,018	10,471	2,497	19,580	212,409	0.6
31 to 60	-	-	-	45,820	37,172	39,729	14,771	4,704	23,448	165,644	0.4
61 to 90	-	-	-	-	54,457	16,734	43,999	6,038	29,633	150,861	0.4
91 to 180	-	-	-	-	-	45,255	81,222	63,184	103,205	292,866	0.8
181 to 365	-	-	-	-	-	-	714	900	321,230	322,844	0.8
Over 365	-	-	-	-	-	-	-	-	48,439	48,439	0.1

SUBTOTAL WITH BBA	-	-	299,290	265,100	377,724	305,473	294,240	126,244	896,893	2,564,964	6.7
%	-	-	0.8	0.7	1.0	0.8	0.8	0.3	2.3	6.7

SUBTOTAL WITHOUT BBA	-	-	221,627	206,999	364,408	220,159	287,112	119,627	755,905	2,175,837
%	-	-	0.7	0.7	1.2	0.7	0.9	0.4	2.4	6.9

SUBTOTAL 12/31/2001	-	-	251,664	343,451	426,689	216,682	532,997	157,737	757,277	2,686,497
%	-	-	0.8	1.2	1.4	0.7	1.8	0.5	2.6	9.1

	NORMAL SITUATION

Overdue installments	8,979,982	12,808,912	9,109,437	2,129,908	1,276,863	634,446	331,048	68,792	244,415	35,583,803	92.6
01 to 30	1,283,654	2,117,274	3,363,150	459,359	423,707	106,044	70,994	21,031	34,017	7,879,230	20.5
31 to 60	744,746	906,553	965,727	223,914	95,024	127,190	24,705	922	21,317	3,110,098	8.1
61 to 90	691,043	1,029,145	861,223	136,219	50,572	35,849	30,247	40,184	8,046	2,882,528	7.5
91 to 180	1,812,843	1,674,448	869,245	250,579	106,819	113,232	44,774	2,739	59,710	4,934,389	12.8
181 to 365	1,825,286	2,352,935	845,540	343,693	175,605	194,480	64,577	1,834	15,980	5,819,930	15.1
Over 365	2,622,410	4,728,557	2,204,552	716,144	425,136	57,651	95,751	2,082	105,345	10,957,628	28.5

Overdue up to 14 days	27,313	59,025	52,253	30,058	26,358	64,919	6,517	430	3,635	270,508	0.7

SUBTOTAL WITH BBA	9,007,295	12,867,937	9,161,690	2,159,966	1,303,221	699,365	337,565	69,222	248,050	35,854,311	93.3
%	23.4	33.5	23.8	5.6	3.4	1.8	0.9	0.2	0.6	93.3

SUBTOTAL WITHOUT BBA	7,991,563	8,360,542	8,289,508	2,107,764	1,278,038	650,902	337,552	69,216	245,267	29,330,352
%	25.4	26.5	26.3	6.7	4.1	2.1	1.1	0.2	0.8	93.1

SUBTOTAL 12/31/2001	8,247,637	6,964,735	8,178,509	1,878,883	975,521	353,519	155,564	101,415	73,143	26,928,926
%	27.8	23.5	27.6	6.3	3.3	1.2	0.5	0.3	0.2	90.9

TOTAL WITH BBA	9,007,295	12,867,937	9,460,980	2,425,066	1,680,945	1,004,838	631,805	195,466	1,144,943	38,419,275
%	23.4	33.5	24.6	6.3	4.4	2.6	1.6	0.5	3.0

TOTAL WITHOUT BBA	7,991,563	8,360,542	8,511,135	2,314,763	1,642,446	871,061	624,664	188,843	1,001,172	31,506,189
%	25.4	26.5	27.0	7.3	5.2	2.8	2.0	0.6	3.2

TOTAL 12/31/2001	8,247,637	6,964,735	8,430,173	2,222,334	1,402,210	570,201	688,561	259,152	830,420	29,615,423
%	27.8	23.5	28.5	7.5	4.7	1.9	2.3	0.9	2.8

	ITAÚ CONSOLIDATED
	WITHOUT BBA
	12/31/2002		12/31/2001
	Total	%	Total	%

	ABNORMAL SITUATION

Falling due installments	1,175,728	3.7	1,367,142	4.6
01 to 30	64,843	0.2	101,551	0.3
31 to 60	54,725	0.2	91,930	0.3
61 to 90	66,305	0.2	68,177	0.2
91 to 180	134,927	0.4	190,466	0.6
181 to 365	219,257	0.7	255,144	0.9
Over 365	635,671	2.0	659,874	2.2

Overdue installments	1,000,109	3.2	1,319,355	4.5
01 to 14	32,190	0.1	44,955	0.2
15 to 30	138,189	0.4	234,388	0.8
31 to 60	132,070	0.4	156,136	0.5
61 to 90	145,530	0.5	140,121	0.5
91 to 180	278,838	0.9	346,696	1.2
181 to 365	224,854	0.7	355,049	1.2
Over 365	48,438	0.2	42,010	0.1

SUBTOTAL WITH BBA	2,175,837	6.9	2,686,497	9.1
%

SUBTOTAL WITHOUT BBA
%

SUBTOTAL 12/31/2001
%

NORMAL SITUATION

Overdue installments	29,134,296	92.5	26,621,227	89.9
01 to 30	6,876,422	21.8	6,270,502	21.2
31 to 60	2,560,796	8.1	2,979,669	10.1
61 to 90	2,340,237	7.4	2,527,802	8.5
91 to 180	3,957,266	12.6	3,088,878	10.4
181 to 365	4,638,216	14.7	3,704,931	12.5
Over 365	8,761,359	27.8	8,049,445	27.2

Overdue up to 14 days	196,056	0.6	307,699	1.0

SUBTOTAL WITH BBA	29,330,352	93.1	26,928,926	90.9
%

Banco Itau — Complete Financial Statements / December 31, 2002	45

c) Composition by business sector

	ITAÚ				ITAÚ CONSOLIDATED
	12/31/2002		12/31/2001		12/31/2002				12/31/2001
	Balances	%	Balances	%	Balances with BBA	%	Balances Without BBA	%	Balances	%

PUBLIC SECTOR	586,609	2.6	427,734	2.0	1,012,920	2.6	843,677	2.7	1,048,540	3.5
Chemical and Petrochemical	389,801	1.7	380,367	1.8	585,132	1.5	467,325	1.5	420,868	1.4
Others	196,808	0.9	47,367	0.2	427,788	1.1	376,352	1.2	627,672	2.1
PRIVATE SECTOR	22,314,184	97.4	21,139,061	98.0	37,406,355	97.4	30,662,512	97.3	28,566,883	96.5
CORPORATE ENTITY	15,343,416	67.0	14,550,992	67.5	24,737,823	64.4	19,222,569	61.0	16,531,013	55.8
INDUSTRY	8,172,323	35.7	7,100,564	32.9	12,155,233	31.6	10,265,898	32.6	8,120,474	27.4
Food and beverages	1,440,417	6.3	1,222,972	5.7	2,125,220	5.5	1,795,904	5.7	1,515,492	5.1
Steel and metallurgy	885,335	3.9	884,685	4.1	1,605,610	4.2	1,300,131	4.1	1,077,434	3.6
Chemical and petrochemical	1,632,922	7.1	1,274,444	5.9	2,367,018	6.2	2,029,638	6.4	1,396,716	4.7
Electrical and electronic	419,149	1.8	506,682	2.3	589,532	1.5	536,580	1.7	587,225	2.0
Paper and pulp	638,433	2.8	735,996	3.4	1,192,603	3.1	979,732	3.1	845,523	2.9
Light and heavy vehicles	421,305	1.8	423,872	2.0	588,096	1.5	529,168	1.7	455,979	1.5
Textile and clothing	366,923	1.6	355,605	1.6	525,712	1.4	396,375	1.3	380,391	1.3
Mechanics	218,082	1.0	182,718	0.8	253,669	0.7	221,381	0.7	188,701	0.6
Tobbaco	456,075	2.0	224,721	1.0	456,086	1.2	456,076	1.4	224,721	0.8
Fertilizers, inseticides and crop protection	423,535	1.8	414,650	1.9	538,765	1.4	517,231	1.6	421,813	1.4
Autoparts and accessories	256,002	1.1	148,893	0.7	403,577	1.1	316,171	1.0	170,169	0.6
Construction material	403,543	1.8	149,970	0.7	614,673	1.6	515,830	1.6	231,965	0.8
Pharmaceuticals	121,724	0.5	176,736	0.8	128,496	0.3	126,389	0.4	190,013	0.6
Wood and furniture	143,541	0.6	132,858	0.6	259,555	0.7	152,651	0.5	140,869	0.5
Tractors and agribusiness machinery	135,867	0.6	57,995	0.3	160,922	0.4	136,117	0.4	58,309	0.2
Others	209,470	0.9	207,767	1.0	345,699	0.9	256,524	0.8	235,154	0.8
COMMERCE	1,433,124	6.3	1,296,767	6.0	2,171,450	5.7	1,825,308	5.8	1,452,307	4.9
Retailers	1,222,475	5.3	1,127,424	5.2	1,708,342	4.4	1,403,278	4.5	1,218,352	4.1
Wholesale	174,285	0.8	126,923	0.6	313,092	0.8	311,756	1.0	190,585	0.6
Others	36,364	0.2	42,420	0.2	150,016	0.4	110,274	0.4	43,370	0.1
SERVICES	4,851,287	21.2	5,370,530	24.9	8,833,854	23.0	5,945,802	18.9	5,951,896	20.1
Telecommunications	2,025,824	8.8	2,190,555	10.2	2,921,898	7.6	2,250,952	7.1	2,390,952	8.1
Electrical energy generation and distribution	936,500	4.1	780,784	3.6	2,219,222	5.8	1,270,920	4.0	1,130,169	3.8
Financial	405,063	1.8	996,781	4.6	788,254	2.1	630,852	2.0	719,844	2.4
Service companies	521,671	2.3	585,666	2.7	680,784	1.8	572,809	1.8	651,855	2.2
Contractors and real estate agents	187,711	0.8	222,433	1.0	546,067	1.4	272,395	0.9	272,238	0.9
Real estate financing (company)	109,450	0.5	177,970	0.8	127,454	0.3	127,454	0.4	224,312	0.8
Public services and concessionaires	114,908	0.5	125,267	0.6	360,109	0.9	208,448	0.7	216,769	0.7
Transportation	201,576	0.9	169,982	0.8	313,274	0.8	209,841	0.7	186,747	0.6
Communications	4,324	0.0	3,968	0.0	155,291	0.4	6,540	0.0	7,723	0.0
Others	344,260	1.5	117,124	0.5	721,501	1.9	395,591	1.3	151,288	0.5
PRIMARY SECTOR	825,865	3.6	738,447	3.4	1,475,891	3.8	1,090,739	3.5	868,993	2.9
Mining	17,652	0.1	197,041	0.9	160,440	0.4	159,011	0.5	251,309	0.8
Farming and livestock	803,888	3.5	539,391	2.5	1,283,627	3.3	927,292	2.9	615,147	2.1
Others	4,325	0.0	2,015	0.0	31,824	0.1	4,436	0.0	2,537	0.0
OTHERS	60,817	0.3	44,684	0.2	101,395	0.3	94,822	0.3	137,343	0.5
INDIVIDUALS	6,970,768	30.4	6,588,069	30.5	12,668,532	33.0	11,439,943	36.3	12,035,870	40.6
Credit cards	-	-	-	-	2,773,621	7.2	2,773,621	8.8	2,772,141	9.4
Real estate financing	1,785,323	7.8	2,051,025	9.5	2,224,981	5.8	2,224,981	7.1	2,600,412	8.8
Consumer loans/vehicles/overdraft	5,185,445	22.6	4,537,044	21.0	7,669,930	20.0	6,441,341	20.4	6,663,317	22.5

TOTAL	22,900,793	100.0	21,566,795	100.0	38,419,275	100.0	31,506,189	100.0	29,615,423	100.0

Banco Itau — Complete Financial Statements / December 31, 2002	46

d) Concentration of Credit (*)

ITAÚ
	12/31/2002		12/31/2001
	Risk	% of Total	Risk	% of Total

Largest debtor	880,073	3.0	799,947	3.0
20 largest debtors	7,970,299	27.1	7,134,915	27.1
50 largest debtors	12,221,144	41.6	10,731,627	40.7
100 largest debtors	15,538,900	52.9	13,571,171	51.5

ITAÚ CONSOLIDATED
	12/31/2002				12/31/2001
	Risk with BBA	% of Total	Risk without BBA	% of Total	Risk	% of Total

Largest debtor	1,069,651	2.4	976,696	2.6	847,582	2.5
20 largest debtors	9,836,365	21.7	8,481,792	22.9	7,875,583	23.0
50 largest debtors	15,953,675	35.1	13,342,159	36.0	11,785,633	34.4
100 largest debtors	20,839,834	45.9	17,091,518	46.2	15,001,943	43.8

(*)	The amounts include endorsements and sureties.

e)	Allowance for loan losses

I - Changes in the allowance for loan losses

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002		01/01 to 12/31/2001
			WITH BBA	WITHOUT BBA

Opening balance	1,657,614	1,273,611	2,568,182	2,568,182	2,033,091
Balance from institutions acquired	-	-	308,904	-	16,402
Extraordinary result (1)	-	-	12,753	12,753	-
Net increase for the period	1,417,668	773,911	2,565,830	2,565,830	1,444,868
Write-offs (2)	(860,677)	(389,908)	(2,283,524)	(2,283,524)	(926,179)
Closing balance	2,214,605	1,657,614	3,172,145	2,863,241	2,568,182
Specific allowance (3)	896,479	709,949	1,272,744	1,094,114	1,254,654
Generic allowance (4)	737,459	398,398	1,058,802	1,006,127	598,528
Additional allowance (5)	580,667	549,267	840,599	763,000	715,000

(1)	On December 31, 2002, including the additional provision for Banco Itau Buen Ayre, net of the foreign exchange variation effects, taken to Extraordinary result.
(2)	For ITAU CONSOLIDATED, additional write-offs on the Allowance for loan losses for operations that the Management considers as having a low realization expectation in the short term.
(3)	For operations with past due installments for over 14 days or owed by companies which are under composition with creditors or under a bankruptcy process.
(4)	For operations not covered by the previous item due to the classification of the client or operation.
(5)	Refers to the provision in excess of the minimum required, recorded based on the conservative criteria adopted by management, in accordance with good banking practices, in order to cover any unexpected losses resulting from strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis, including operations taking place in Argentina.
Note:	The specific and generic allowances reflect the effects of increase of supplementary allowance totaling R$ 86,795 for ITAU and R$ 138,494 for ITAU CONSOLIDATED WITH BBA and WITHOUT BBA as it does not consider the option established in Article 5 of BACEN Resolution 2,682, altered by Article 2 of BACEN Resolution 2,697/2000, that the loan operations with clients whose total liability is below R$ 50 (fifty thousand Reais), could be assessed given the delays defined. In addition, the generic allowance includes allowances for risks involving endorsements and sureties, recorded in memorandum accounts, and operations having their risk increased conservatively totaling R$ 191,924 for ITAU and ITAU CONSOLIDATED WITH BBA and WITHOUT BBA.

At December 31, 2002, the balance of the allowance for loan losses totaled 9.7% (7.7% on December 31, 2001) for ITAU, 8.3% for ITAU CONSOLIDATED WITH BBA and 9.1% (8.7% at December 31, 2001) for ITAU CONSOLIDATED WITHOUT BBA.

Banco Itau — Complete Financial Statements / December 31, 2002	47

II - Allowance for loan losses by risk levels

ITAÚ
Risk levels	% Minimum allowance required	Portfolio Balance
		At 12/31/2002
		Abnormal situation (1)			Normal situation	Total	At 12/31/2001
		Falling due installments	Overdue installments	Subtotal	Falling due and overdue installments

AA	0.0	-	-	-	6,383,442	6,383,442	7,813,132
A	0.5	-	-	-	6,196,040	6,196,040	4,577,907
B	1.0	134,011	43,286	177,297	5,324,273	5,501,570	5,239,627
C	3.0	111,176	27,448	138,624	1,507,793	1,646,417	1,539,954
D	10.0	151,173	89,137	240,310	848,254	1,088,564	923,248
E	30.0	100,228	55,731	155,959	536,215	692,174	427,245
F	50.0	106,920	68,997	175,917	226,564	402,481	454,430
G	70.0	32,192	43,464	75,656	64,115	139,771	173,677
H	100.0	265,650	413,160	678,810	171,524	850,334	417,575
Total		901,350	741,223	1,642,573	21,258,220	22,900,793	21,566,795

12/31/2001		926,625	672,299	1,598,924	19,967,871	21,566,795

ITAÚ CONSOLIDATED WITH BBA
AA	0.0	-	-	-	9,007,295	9,007,295
A	0.5	-	-	-	12,867,937	12,867,937
B	1.0	232,735	66,555	299,290	9,161,690	9,460,980
C	3.0	198,951	66,149	265,100	2,159,966	2,425,066
D	10.0	246,824	130,900	377,724	1,303,221	1,680,945
E	30.0	128,097	177,376	305,473	699,365	1,004,838
F	50.0	139,080	155,160	294,240	337,565	631,805
G	70.0	47,562	78,682	126,244	69,222	195,466
H	100.0	342,613	554,280	896,893	248,050	1,144,943

Total		1,335,862	1,229,102	2,564,964	35,854,311	38,419,275

ITAÚ CONSOLIDATED WITHOUT BBA

AA	0.0	-	-	-	7,991,563	7,991,563	8,247,637
A	0.5	-	-	-	8,360,542	8,360,542	6,964,735
B	1.0	167,614	54,013	221,627	8,289,508	8,511,135	8,430,173
C	3.0	151,414	55,585	206,999	2,107,763	2,314,762	2,222,334
D	10.0	236,607	127,802	364,409	1,278,038	1,642,447	1,402,210
E	30.0	122,741	97,418	220,159	650,902	871,061	570,201
F	50.0	135,180	151,932	287,112	337,552	624,664	688,561
G	70.0	44,854	74,773	119,627	69,216	188,843	259,152
H	100.0	317,318	438,587	755,905	245,267	1,001,172	830,420
Total		1,175,728	1,000,110	2,175,838	29,330,351	31,506,189	29,615,423

12/31/2001		1,367,142	1,319,355	2,686,497	26,928,926	29,615,423

ITAÚ
	Total Allowance
	12/31/2002					12/31/2001
	Minimum required		Total (2)	Excess allowance (3)	Existing allowance	Existing allowance
	Specific	Generic
AA	-	-	-	-	-	-
A	-	30,980	30,980	27,816	58,796	43,640
B	1,773	53,243	55,016	106,595	161,611	147,777
C	4,159	45,234	49,393	111,640	161,033	145,391
D	24,031	84,824	108,855	204,885	313,740	275,475
E	46,788	160,865	207,653	129,731	337,384	213,581
F	87,959	113,282	201,241	-	201,241	292,601
G	52,959	77,507	130,466	-	130,466	121,574
H	678,810	171,524	850,334	-	850,334	417,575
Total	896,479	737,459	1,633,938	580,667	2,214,605	1,657,614
12/31/2001	709,949	398,398	1,108,347	549,267	1,657,614

ITAÚ CONSOLIDATED WITH BBA
AA	-	-	-	1,788	1,788
A	-	64,340	64,340	50,963	115,303
B	2,993	91,617	94,610	186,926	281,536
C	7,953	64,799	72,752	130,568	203,320
D	37,772	130,322	168,094	239,030	407,124
E	91,642	209,810	301,452	174,714	476,166
F	147,120	168,783	315,903	54,000	369,903
G	88,371	81,081	169,452	2,610	172,062
H	896,893	248,050	1,144,943	-	1,144,943
Total	1,272,744	1,058,802	2,331,546	840,599	3,172,145

ITAÚ CONSOLIDATED WITHOUT BBA
AA	-	-	-	-		-
A	-	41,803	41,803	33,492	75,295	60,743
B	2,216	82,895	85,111	169,372	254,483	227,775
C	6,210	63,233	69,443	125,262	194,705	189,739
D	36,441	127,804	164,245	229,364	393,609	370,815
E	66,048	195,271	261,319	149,765	411,084	277,370
F	143,555	168,777	312,332	53,387	365,719	422,941
G	83,739	81,077	164,816	2,358	167,174	188,379
H	755,905	245,267	1,001,172	-	1,001,172	830,420
Total	1,094,114	1,006,127	2,100,241	763,000	2,863,241	2,568,182
12/31/2001	1,254,654	598,528	1,853,182	715,000	2,568,182

(1)	Operations in abnormal situation are considered to be those with installments overdue for more than 14 days or assumed by or the responsibility of companies undergoing debt rehabilitation or in process of bankruptcy.
(2)	Management has maintained the policy of not using classification“AA“for micro, small and medium companies, and, also, for individuals. Consequently, all loan operations made with customers classified in these segments have related provisions established when the loans are granted.
(3)	At Bacen’s request, the provision was allocated to make explicit, in each risk level, the exceeding amounts quantified using the statistical models so as to evaluate the “stressed” portfolios in the market.

Banco Itau — Complete Financial Statements / December 31, 2002	48

f)	Recovery and Renegotiation of Credits

I - Charge for allowance for loan losses net of recovery of written-off against the allowance for loan losses

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001
Net increase of provision for the period	(1,417,668)	(773,911)	(2,565,830)	(1,444,868)
Recoveries (*)	146,262	137,083	305,242	268,072
Renegotiations	69,748	65,210	73,741	66,960
Receipt	76,514	71,873	231,501	201,112
Net expense of recoveries	(1,271,406)	(636,828)	(2,260,588)	(1,176,796)

(*)	These recoveries are classified in Income from loan operations.

II - Renegotiated Credits

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001
Renegotiations	782,602	553,658	849,256	695,291
Allowance for loan losses	399,781	301,052	412,107	380,905
(%)	51.1	54.4	48.5	54.8

Banco Itau — Complete Financial Statements / December 31, 2002	49

Note 8 - Funding and Borrowings and Onlendings - Composition by Maturity

a) Summary

ITAÚ
	12/31/2002						12/31/2001
Maturity in days	0-30	31-180	181-365	Over 365	Total	%	Total	%

Deposits	24,285,947	2,134,260	612,624	6,919,950	33,952,781	57.0%	27,463,350	52.9%
Open market	5,225,201	793,852	761,881	4,160,238	10,941,172	18.4%	12,561,202	24.2%
Funds from acceptances and issuance of securities	104,094	492,262	1,247,577	846,376	2,690,309	4.5%	2,558,656	4.9%
Borrowings and onlendings	256,678	2,311,078	1,928,025	3,978,771	8,474,552	14.2%	8,549,445	16.5%
Subordinated debts	-	38,550	-	3,469,073	3,507,623	5.9%	823,687	1.6%

TOTAL	29,871,920	5,770,002	4,550,107	19,374,408	59,566,437	100.0%	51,956,340	100.0%
% per maturity date	50.1%	9.7%	7.6%	32.5%

TOTAL - 12/31/2001	30,360,427	5,994,317	6,937,596	8,664,000	51,956,340
% per maturity date	58.4%	11.5%	13.4%	16.7%

ITAÚ CONSOLIDATED
Maturity in days	WITH BBA						WITHOUT BBA
	12/31/2002						12/31/2002		12/31/2001
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

Deposits	32,293,848	3,256,155	1,483,440	1,963,550	38,996,993	51.5%	34,662,084	54.8%	28,330,840	52.1%
Open market	6,076,165	861,046	734,143	4,204,397	11,875,751	15.7%	10,099,599	16.0%	12,523,930	23.0%
Funds from acceptances and issuance of securities	204,285	881,402	1,860,618	1,608,598	4,554,903	6.0%	3,399,674	5.4%	2,905,710	5.3%
Borrowings and onlendings	892,749	4,440,214	2,871,989	6,395,994	14,600,946	19.3%	9,527,089	15.1%	9,171,311	16.9%
Subordinated debts	-	84,170	-	5,622,754	5,706,924	7.5%	5,530,600	8.7%	1,432,831	2.6%

TOTAL WITH BBA	39,467,047	9,522,987	6,950,190	19,795,293	75,735,517		63,219,046		54,364,622	100.0%
% per maturity date	52.1%	12.6%	9.2%	26.2%

TOTAL WITHOUT BBA	36,009,624	6,172,604	4,829,663	16,207,155	63,219,046
% per maturity date	57.0%	9.8%	7.6%	25.6%

TOTAL - 12/31/2001	34,016,801	8,047,958	4,882,631	7,417,232	54,364,622
% per maturity date	62.6%	14.8%	9.0%	13.6%

Banco Itau — Complete Financial Statements / December 31, 2002	50

b) Deposits

ITAÚ CONSOLIDATED
Maturity in days	WITH BBA						WITHOUT BBA
	12/31/2002						12/31/2002		12/31/2001
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

Demand deposits	10,388,546	-	-	-	10,388,546	26.6%	9,827,403	28.4%	7,046,981	24.9%
Savings accounts	17,821,873	19,437	-	-	17,841,310	45.8%	17,841,310	51.5%	16,170,951	57.1%
Interbank	335,472	137,186	7,423	59,117	539,198	1.4%	398,516	1.1%	513,571	1.8%
Time deposits	3,747,957	3,099,532	1,476,017	1,904,433	10,227,939	26.2%	6,594,855	19.0%	4,599,337	16.2%

TOTAL WITH BBA	32,293,848	3,256,155	1,483,440	1,963,550	38,996,993		34,662,084		28,330,840	100.0%
% per maturity date	82.8%	8.3%	3.8%	5.0%

TOTAL WITHOUT BBA	31,261,052	2,401,267	506,617	493,148	34,662,084
% per maturity date	90.2%	6.9%	1.5%	1.4%

TOTAL - 12/31/2001	25,661,943	2,082,905	437,731	148,261	28,330,840
% per maturity date	90.6%	7.4%	1.5%	0.5%

c) Money Market

ITAÚ CONSOLIDATED
Maturity in days	WITH BBA						WITHOUT BBA
	12/31/2002						12/31/2002		12/31/2001
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

Own portfolio	2,776,138	861,046	734,143	4,204,397	8,575,724	72.2%	8,575,725	84.9%	9,519,366	76.0%
Own issuance	393,539	527,092	734,143	4,204,397	5,859,171	49.3%	5,859,171	58.0%	828,779	6.6%
Private securities - Issued by Companies	1,233,819	-	-	-	1,233,819	10.4%	1,233,819	12.2%	4,125,168	32.9%
Public securities	219,535	6,773	-	-	226,308	1.9%	226,308	2.2%	4,075,985	32.5%
Foreign	929,245	327,181	-	-	1,256,426	10.6%	1,256,427	12.4%	489,434	3.9%
Third parties' portfolio	2,781,893	-	-	-	2,781,893	23.4%	1,222,551	12.1%	3,004,564	24.0%
Public securities	2,781,893	-	-	-	2,781,893	23.4%	1,222,551	12.1%	2,830,068	22.6%
Private securities - Issued by Companies	-	-	-	-	-	0.0%	-	0.0%	174,496	1.4%
Free portfolio	518,134	-	-	-	518,134	4.4%	301,323	3.0%	-	0.0%
Public securities	518,134	-	-	-	518,134	4.4%	301,323	3.0%	-	0.0%

TOTAL WITH BBA	6,076,165	861,046	734,143	4,204,397	11,875,751	100.0%	10,099,599	100.0%	12,523,930	100.0%
% per maturity date	51.2%	7.3%	6.2%	35.4%

TOTAL WITHOUT BBA	4,300,013	861,046	734,143	4,204,397	10,099,599
% per maturity date	42.6%	8.5%	7.3%	41.6%

TOTAL - 12/31/2001	7,126,247	2,709,255	1,766,178	922,250	12,523,930
% per maturity date	56.9%	21.6%	14.1%	7.4%

Banco Itau — Complete Financial Statements / December 31, 2002	51

d) Funds from Acceptances and Issuance of Securities

ITAÚ CONSOLIDATED
Maturity in days	WITH BBA						WITHOUT BBA
	12/31/2002						12/31/2002		12/31/2001
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

FUNDS FROM EXCHANGE ACCEPTANCES	29,121	183,994	147	-	213,262	4.7%	-	0.0%	-	0.0%
MORTGAGE BILLS	-	126	-	-	126	0.0%	126	0.0%	523,915	18.0%
DEBENTURES	7,908	33,330	33,350	175,328	249,916	5.5%	175,328	5.2%	183,960	6.3%
LIABILITIES FOR SECURITIES ISSUED ABROAD	167,256	663,952	1,827,121	1,433,270	4,091,599	89.8%	3,224,220	94.8%	2,197,835	75.6%
Trade Related	93,489	346,596	91,333	-	531,418	11.7%	531,418	15.6%	241,285	8.3%
Issued overseas	93,489	346,596	91,333	-	531,418	11.7%	531,418	15.6%	241,285	8.3%
Bankers Acceptance	93,489	346,596	91,333	-	531,418	11.7%	531,418	15.6%	241,285	8.3%
Non-Trade Related	73,767	317,356	1,735,788	1,433,270	3,560,181	78.2%	2,692,802	79.2%	1,956,550	67.3%
Issued in Brazil	6,654	104,804	1,318,054	91,577	1,521,089	33.4%	1,330,190	39.1%	937,959	32.3%
Commercial Paper	-	21,879	83,342	19,546	124,767	2.7%	123,877	3.6%	190,730	6.6%
Fixed Rate Notes	6,654	82,925	1,234,712	72,031	1,396,322	30.7%	1,206,313	35.5%	747,229	25.7%
Issued overseas	67,113	212,552	417,734	1,341,693	2,039,092	44.8%	1,362,612	40.1%	1,018,591	35.1%
Euronotes	9	31,552	1,656	914,063	947,280	20.8%	544,023	16.0%	714,273	24.6%
Euro CD	56,499	165,403	42,121	-	264,023	5.8%	-	0.0%	-	0.0%
Fixed Rate Notes	-	7,430	370,121	417,829	795,380	17.5%	795,380	23.4%	205,583	7.1%
Brazil Risk Note Programme	-	7,396	3,497	9,200	20,093	0.4%	10,893	0.3%	-	0.0%
Structure Note Issued	10,605	-	-	601	11,206	0.2%	11,206	0.3%	98,735	3.4%
Trade Note Programme	-	771	339	-	1,110	0.0%	1,110	0.0%	-	0.0%

TOTAL WITH BBA	204,285	881,402	1,860,618	1,608,598	4,554,903		3,399,674		2,905,710
% per maturity date	4.5%	19.4%	40.8%	35.3%

TOTAL WITHOUT BBA	104,094	478,984	1,603,570	1,213,026	3,399,674
% per maturity date	3.1%	14.1%	47.2%	35.7%

TOTAL - 12/31/2001	161,809	684,803	874,785	1,184,313	2,905,710
% per maturity date	5.6%	23.6%	30.1%	40.8%

Banco Itau — Complete Financial Statements / December 31, 2002	52

e) Borrowings and Onlendings

ITAÚ CONSOLIDATED
Maturity in days	WITH BBA						WITHOUT BBA
	12/31/2002						12/31/2002		12/31/2001
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%

INTERBANK ONLENDINGS	-	-	-	31,344	31,344	0.2%	-	0.0%	-	0.0%
BORROWINGS	869,340	4,105,878	2,063,692	2,978,381	10,017,291	68.6%	6,201,169	65.1%	5,844,092	63.7%
Local borrowings	82,430	57,976	101,455	89,446	331,307	2.3%	329,978	3.5%	554,210	6.0%
Foreign borrowings (*)	786,910	4,047,902	1,962,237	2,888,935	9,685,984	66.3%	5,871,191	61.6%	5,289,882	57.7%
LOCAL ONLENDINGS	23,409	334,336	808,297	3,386,269	4,552,311	31.2%	3,325,920	34.9%	3,327,219	36.3%

TOTAL WITH BBA	892,749	4,440,214	2,871,989	6,395,994	14,600,946		9,527,089	100.0%	9,171,311	100.0%
% per maturity date	6.1%	30.4%	19.7%	43.8%

TOTAL WITHOUT BBA	344,465	2,347,239	1,985,333	4,850,052	9,527,089
% per maturity date	3.6%	24.6%	20.8%	50.9%

TOTAL - 12/31/2001	1,066,802	2,521,443	1,803,937	3,779,129	9,171,311
% per maturity date	11.6%	27.5%	19.7%	41.2%

(*)	Foreign borrowings are represented by investments in commercial exchange operations basically related to export pre-financings and import financings.

Banco Itau — Complete Financial Statements / December 31, 2002	53

f) Subordinated Debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 5.30.2001, are as follows:

ITAÚ CONSOLIDATED
Maturity in days	WITH BBA				WITHOUT BBA
	12/31/2002				12/31/2002		12/31/2001
	31-180	Over 365	Total	%	Total	%	Total	%

Bank Deposit Certificate (CDB) (1)	3,904	850,000	853,904	15.0	853,904	15.4	-	-
Debentures (2)	34,807	600,000	634,807	11.1	634,807	11.5	630,905	44.0
Euronotes (3)	34,747	1,590,298	1,625,045	28.5	1,448,721	26.2	801,926	56.0
Subordinated debt restricted to acquisition of investments (4)	10,712	2,582,456	2,593,168	45.4	2,593,168	46.9	-	-

TOTAL WITH BBA	84,170	5,622,754	5,706,924		5,530,600		1,432,831
% per maturity date	1.5%	98.5%

TOTAL WITHOUT BBA	84,068	5,446,532	5,530,600
% per maturity date	1.5%	98.5%

TOTAL - 12/31/2001	49,552	1,383,279	1,432,831
% per maturity date	3.5%	96.5%

(1) Bank Deposit Certificates:

-	issued on 12.23.2002, with nominal value of R$ 850,000, with maturity date on 12.23.2009 and paying interest semiannually at the average Interfinancial Deposit rate plus 0.87% p.a.

(2) Non-convertible debentures:

-	issued on 9.01.2001, with nominal value of R$ 600,000, with maturity date on 9.01.2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interfinancial Deposit (DI) rate registered at the Securities Custody Center CETIP (DI-CETIP) plus 0.75% p.a.

(3) Euronotes:

-	issued on 8.13.2001, in the amount of US$ 100,000 thousand, and on 11.09.2001, in the amount of US$ 80,000 thousand, with maturity date on 8.15.2011 and paying interest semi-annually at the rate of 10% p.a.;

-	issued on 8.13.2001, in the amount of Y 30,000,000 thousand, also with maturity date on 8.15.2011 and paying interest semi-annually at the rate of 4.25% p.a.

-	issued on 6.26.2002, in the amount of US$ 50,000 thousand, with maturity date on 6.28.2012 and paying interest semiannually at the rate of 10.375% p.a. up to 6.28.2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Subordinated debt restricted to the acquisition of investment in BBA and subsidiary companies:

-	Bank Deposit Certificates, issued by ITAU in the amount of R$ 649,511 (base value at 12.31.2002), with maturity date over5 years and paying interest at the DI rate at maturity date;

-	Liabilities related to preferred shares that will be issued by ITAU in the amount of R$ 544,303;

-	Liabilities related to redeemable preferred shares, issued by Itau Bank, Ltd., with no voting right in the amount of R$ 1,388,842 (US$ 393,072 thousand - base value at 12.31.2002), with maturity in 12.5 years and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually. On 12.31.2002, dividends were already incorporated in the amount of R$ 10,512 (US$ 2,975 thousand).

Banco Itau — Complete Financial Statements / December 31, 2002	54

Note 9 - Foreign Exchange Portfolio

a)	Portfolio
	ITAÚ		ITAÚ CONSOLIDATED
	12/31/2002	12/31/2001	12/31/2002		12/31/2001
			With BBA	Without BBA

ASSETS — OTHER RECEIVABLES	5,110,961	5,918,154	8,615,297	7,359,373	6,061,662
Exchange purchase pending settlement	3,602,786	3,482,952	6,818,143	5,871,644	3,575,437
Foreign currency bills exchange and term documents	14,949	12,504	14,949	14,949	12,504
Exchange sales right	1,505,079	2,496,313	1,784,780	1,484,994	2,567,139
(-) Local currency advances received	(62,917)	(101,260)	(64,846)	(63,278)	(122,452)
Income receivable on advances granted (*)	51,064	27,645	62,271	51,064	29,034
LIABILITIES — OTHER LIABILITIES	3,579,440	4,926,958	6,708,693	5,826,640	5,082,778
Exchange sales pending settlement	1,584,123	2,372,655	1,899,251	1,564,602	2,439,930
Exchange purchase liabilities	3,612,675	3,684,918	6,895,444	5,879,345	3,772,821
(-) Advances on exchange contracts (*)	(1,654,765)	(1,133,373)	(2,123,460)	(1,654,765)	(1,135,416)
Other	37,407	2,758	37,458	37,458	5,443
MEMORANDUM ACCOUNTS	85,644	39,405	102,918	91,145	41,201
Import credits outstanding	77,552	25,855	93,620	82,730	27,651
Confirmed export credits	8,092	13,550	9,298	8,415	13,550

(*)	Included in the Loan Portfolio (Note 7).

b)	Results

In order to allow a more adequate analysis, we present below the composition of the Results from Foreign Exchange Operations adjusted to effectively reflect the result of the difference in rates on the purchase and sale of foreign currencies.

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Foreign exchange income	10,090,317	4,823,661	10,710,056	5,031,658
Foreign exchange expenses	(9,788,445)	(4,741,232)	(10,327,552)	(4,911,223)
Results from foreign exchange operations	301,872	82,429	382,504	120,435
Adjustments in foreign exchange income:
Interest, commissions and tariffs	(191,497)	(191,091)	(191,497)	(211,373)
Income from foreign exchange investments	298,752	50,135	235,851	50,135
Adjustments in foreign exchange expenses:
Collections and Commissions	21,564	34,217	21,564	34,218
Interest on liabilities with bankers abroad	41,870	47,483	41,856	47,483
Exchange variation on term deposits in foreign currency	(191)	-	(191)	-
Adjusted result from foreign exchange operations	472,370	23,173	490,087	40,898

Banco Itau — Complete Financial Statements / December 31, 2002	55

Note 10 - Other Accounts

a)	Other receivables

	ITAÚ		ITAÚ CONSOLIDATED
	12/31/2002	12/31/2001	12/31/2002		12/31/2001
			With BBA	Without BBA

Tax credits (1)	1,606,243	943,962	3,797,083	3,631,017	2,853,903
Social contribution to be offset (1)	495,475	495,481	1,420,358	1,351,174	1,385,868
Tax and contribution to offset	319,372	147,959	1,089,707	1,028,694	872,203
Credit assignment operations (Note 7a)	63,487	57,283	1,920,607	1,908,601	2,265,182
Credit card operations	-	-	1,748,782	1,748,782	1,555,305
Securities and credits receivable (2)	3,103	1,803	14,240	14,240	543,974
Debtors as a result of sale of assets and others	60,384	55,480	157,585	145,579	165,903
Deposits in guarantee	1,041,006	776,107	2,219,997	2,176,041	1,967,870
Tax appeals	701,808	502,455	1,522,949	1,481,556	1,158,931
Labor appeals	83,098	82,914	355,063	352,731	328,063
Overseas	219,137	142,511	225,751	225,751	300,703
Other	36,963	48,227	116,234	116,003	180,173
Accounts receivable in guarantee	113,045	-	113,045	113,045	-
Other domestic debtors	117,815	62,330	339,689	312,132	446,686
Other foreign debtors	72,126	43,200	208,116	208,116	100,367
Options for tax incentives	28,735	-	53,429	53,429	41,439
Recoverable payments	61,518	5,148	80,286	80,281	28,894
Salary advances	28,687	27,989	39,990	39,681	38,869
Receivables from related companies	3,468	9	25,277	25,277	33,292
Other	10,559	10,433	32,395	31,677	7,749
Total	3,961,536	2,569,901	11,339,979	10,959,165	10,042,322

(1)	Note 12b.
(2)	At December 31, 2001, includes R$ 526,546, in ITAU CONSOLIDATED, corresponding to the contract for the purchase and sale of public securities, signed with the State of Parana, with a pledge of the shares in
During this year, the State of Parana suspended the paymental Federal of the Court - 4th region, determining the suspension of the contract validity, although the first sentence had established only the suspension of the guarantee clauses. Based on the decision of the Superior Court of Justice, Banestado obtained a partial injunction annulling the Bank's obligation to set up a provision for doubtful accounts.
Notwithstanding the facts mentioned above, management decided to accrue the credit and offset it against the mentioned provision due to the expectation of long-term recovery.

b)	Other Liabilities

I - Negotiation and Intermediation of Securities

	ITAÚ		ITAÚ CONSOLIDATED
	12/31/2002	12/31/2001	12/31/2002		12/31/2001
			With BBA	Without BBA

Balances(*)	1,546,024	739,379	1,701,885	1,634,753	885,749

(*)	At December 31, 2002, includes R$ 1,423,374 (equivalent to US$ 402,845) relating to the sale of rights on foreign payment orders receivable to the company Brazilian Diversified Payment Rights Finance Company.

Banco Itau — Complete Financial Statements / December 31, 2002	56

II - Sundry

	ITAÚ		ITAÚ CONSOLIDATED
	12/31/2002	12/31/2001	12/31/2002		12/31/2001
			With BBA	Without BBA

Credit card operations	-	-	2,028,869	2,028,869	1,963,171
Payables - establishments	-	-	1,760,975	1,760,975	1,588,451
Bank financing — credit card owners	-	-	128,140	128,140	245,545
Other liabilities	-	-	139,754	139,754	129,175
Provision for labor contingencies	219,993	197,159	957,515	949,803	698,693
Liabilities from purchase of assets and rights	118,198	52,465	121,339	119,994	58,718
Other foreign debtors	330,475	125,595	314,563	314,563	125,763
Payables — BBA investment (*)	685,059	-	685,059	685,059	-
Provision for contingent liabilities	165,461	106,287	340,283	337,948	267,477
Provision for personnel	188,678	204,780	256,954	245,972	278,247
Provision for sundry payments	171,746	148,688	296,862	267,522	267,554
Insurance companies	-	-	130,967	130,967	99,496
Liabilities for official agreements and rendering of payment services	109,698	69,330	160,778	160,778	160,730
Provision for reorganization of BANESTADO and BEG	-	-	72,589	72,589	182,277
Provision to cover actuarial deficit	-	-	59,130	59,130	60,070
Payables to affiliated companies	157,914	3,450	47,134	47,134	52,749
Creditors for resources to be released	14,248	31,044	15,699	15,699	33,215
Other	143,165	167,445	400,627	342,252	633,671
Total	2,304,635	1,106,243	5,888,368	5,778,279	4,881,831

(*)	Settled on February 26, 2003.

c)	Banking Services and Fees

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Fund management fees	968,149	782,219	1,030,972	847,416
Current account service fees	744,293	605,564	833,588	734,049
Credit operations	408,792	263,786	463,705	326,373
Collection Fees	261,352	211,200	282,161	231,724
Interbank charges (securities, checks and wire)	183,686	188,240	199,155	177,578
Government collection fees	144,106	153,335	196,403	232,014
Credit cards	-	-	771,954	650,401
Annual fees	-	-	316,141	259,820
Other services	-	-	455,813	390,581
Other services	320,797	303,550	498,760	499,265
Total	3,031,175	2,507,894	4,276,698	3,698,820

d)	Personnel Expenses

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Remuneration	863,394	752,612	1,499,776	1,483,223
Charges	367,085	317,122	470,893	440,542
Social benefits	301,153	276,361	396,141	400,516
Training	36,538	40,356	43,056	53,172
Subtotal	1,568,170	1,386,451	2,409,866	2,377,453
Employee resignation and labor claims	189,689	100,026	716,220	326,929
Collective Labor Agreement	42,106	39,069	46,625	46,049
Total	1,799,965	1,525,546	3,172,711	2,750,431

Banco Itau — Complete Financial Statements / December 31, 2002	57

e)	Other Administrative Expenses

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Data processing and telecommunications	536,942	479,780	891,007	940,969
Depreciation and amortization	471,356	405,978	551,971	489,698
Facilities	375,966	326,509	426,503	404,144
Third-party services	294,159	256,241	444,795	474,927
Financial system service cost	225,010	210,390	278,550	249,556
Advertising, promotions and publications	132,808	182,602	258,915	298,523
Transport	161,895	150,218	184,456	174,844
Civil proceedings	89,738	9,342	159,022	19,415
Material	107,706	107,458	135,642	130,960
Security	101,952	98,242	125,332	131,345
Commission expenses — credit cards	-	-	82,720	79,482
Legal	21,461	22,122	43,981	14,570
Other	129,290	112,807	225,853	270,904
Total	2,648,283	2,361,689	3,808,747	3,679,337

f)	Other Operating Income

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Reversal of operations provisions	31,268	19,255	228,720	147,744
Equity share of subsidiaries and affiliates, not derived from net income	-	-	31,329	35,242
Recovery of charges and expenses	22,541	28,334	41,131	55,027
Exchange rate variation of assets and liabilities in foreign companies	-	-	-	47,746
Other	78,549	128,597	283,271	254,865
Total	132,358	176,186	584,451	540,624

g)	Other Operating Expenses

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Provision for tax incentives	71,377	-	147,945	-
Tax charges	51,062	48,167	179,816	168,535
Exchange rate variation of assets and liabilities in foreign companies	187,987	-	275,375	-
Commissions	41,304	7,938	60,005	8,267
Related to real estate financing	14,988	14,913	16,629	18,547
Other financial expenses	-	101	5,074	23,962
Equity share of subisidiaries and afiliates, not derived from net income	-	-	4,942	508
Amortization of investment goodwill	183,304	165,451	-	-
Other	209,191	98,150	397,109	188,696
Total	759,213	334,720	1,086,895	408,515

Banco Itau — Complete Financial Statements / December 31, 2002	58

Note 11 - Extraordinary Result

For a better analysis of the financial statements for the period, non-recurring income and expenses were segregated to the extraordinary result account, net of taxes (income tax and social contribution), relating to the amortization of goodwill:

	ITAÚ	ITAÚ CONSOLIDATED

Amortization of goodwill	(1,212,527)	(1,343,261)
Tax effect	510,397	640,252
TOTAL	(702,130)	(703,009)

In ITAU, refers basically to the amortization of goodwill due to the realization of investments in BANESTADO, BEMGE and Banco Del Buen Ayre, and in ITAU CONSOLIDATED to the purchase of shares of BEG and to investments in BBA.

Note 12 - Taxes

a)	Composition of expenses with taxes and contributions

I)	Charges with Income tax and Social Contribution incident on operations for the year, and to offset related to temporary additions, are as follows:

Due on Operations for the Period	ITAÚ		ITAÚ CONSOLIDATED

	01/01 to 12/31/2002	01/01 to12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Income before Income Tax and Social Contribution	3,158,385	2,587,833	4,198,019	3,087,291
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*) respectively	(1,073,851)	(879,863)	(1,427,326)	(1,049,679)

Increase/decrease in income tax and social contribution payables as a result of:

Permanent (Inclusions) Exclusions	868,586	845,863	930,170	491,655
Equity in income of subsidiaries and affiliates	543,355	572,247	162,219	3,967
Interest on own capital	141,595	195,874	298,526	187,563
Non-deductible expenses and provisions and other	183,636	77,742	469,425	300,125

Temporary (Inclusions) Exclusions	(572,290)	(37,071)	(717,355)	58,457
Allowance for loan losses	(152,483)	(65,922)	(319,847)	(113,032)
Labor provisions, tax contingencies and other expenses	(419,807)	28,851	(397,508)	171,489

Expenses with Income Tax and Social Contribution	(777,555)	(71,071)	(1,214,511)	(499,567)

Withholding tax on distribution of interest on own capital	(124,286)	(121,155)	(124,286)	(121,155)
Total Income tax and Social contribution	(901,841)	(192,226)	(1,338,797)	(620,722)

To offset related to Temporary Additions	ITAÚ		ITAÚ CONSOLIDATED

	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to12/31/2002	01/01 to 12/31/2001

Constitution (Reversal) on Temporary Additions/Exclusions	572,290	37,071	717,355	(58,457)
Constitution (Reversal) on Tax Losses and Negative Social Contribution	48,812	6,808	(4,796)	56,083
Constitution (Reversal) on Others	56,186	19,553	(44,452)	67,634
Total Tax Credits	677,288	63,432	668,107	65,260

(*)	According to Note 4 k.

II) Composition of tax expenses:

Tax Expenses	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Pis and Cofins	(321,966)	(217,862)	(530,853)	(425,984)
Municipal Taxes	(103,225)	(76,713)	(148,416)	(111,544)
Tax on Bank Accounts Outflow	(30,804)	(21,455)	(138,225)	(120,083)
Others	(10,825)	(10,054)	(32,796)	(30,051)
Total	(466,820)	(326,084)	(850,290)	(687,662)

Banco Itau — Complete Financial Statements / December 31, 2002	59

b)	Tax Credits

I)	The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:
	ITAÚ
	PROVISIONS		TAX CREDITS
	12/31/2001	12/31/2002	12/31/2001	Realization	Net movement	12/31/2002

Tax credits - reflected in result			940,114	(459,739)	1,137,027	1,617,402
Related to tax losses and negative social contribution			100,191	(6,006)	54,818	149,003

Related to provisions disbursed			351,813	(239,634)	631,605	743,784
Allowance for loan losses			302,508	(208,867)	319,230	412,871
Adjustment to market value of trading securities and derivative financial instruments (Assets and liabilities)			20,467	(20,467)	149,936	149,936
Allowance for real estate			25,870	(7,388)	8,168	26,650
Others			2,968	(2,912)	154,271	154,327
Related to non-disbursed provisions (*)	1,888,670	2,232,999	488,110	(214,099)	450,604	724,615
Related to the operation	736,730	786,894	228,592	(204,236)	223,183	247,539
Interest on own capital	261,044	276,124	88,755	(88,755)	93,882	93,882
Tax contingencies	42,323	14,896	11,354	(7,491)	-	3,863
Labor contingencies	155,180	189,096	41,446	(34,509)	46,040	52,977
Civil contingencies	114,995	183,380	32,213	(24,867)	48,117	55,463
Other	163,188	123,398	54,824	(48,614)	35,144	41,354

Related to provisions in excess in relation to the minimum required amount not disbursed	1,151,940	1,446,105	259,518	(9,863)	227,421	477,076
Allowance for loan losses	549,267	580,667	154,764	-	42,663	197,427
Adjustment to market value of securities and derivative	415,000	760,000	73,642	-	184,758	258,400
Tax contingencies	187,673	105,438	31,112	(9,863)	-	21,249

Tax credits - Reflected in Stockholders' Equity			3,848	(3,848)	75,541	75,541
Adjustment to market value of securities available for sale			3,848	(3,848)	75,541	75,541

(-) Reclassification to Stockholders' Equity of Additional Allowance for Trading Securities and Derivative Financial Instruments (*)		(255,000)	-	-	(86,700)	(86,700)

Total	1,888,670	1,977,999	943,962	(463,587)	1,125,868	1,606,243

Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2.158-35, of August 24, 2001.			495,481	(6)	-	495,475

	ITAÚ CONSOLIDATED
	PROVISIONS		TAX CREDITS
	12/31/2001	12/31/2002	12/31/2001	Realization	Net movement	Acquisition BBA	12/31/2002

Tax credits - reflected in result			2,843,103	(1,000,038)	1,788,758	189,161	3,820,984
Related to tax losses and negative social contribution			796,529	(66,748)	61,952	73,482	865,215

Related to provisions disbursed			916,509	(425,537)	1,088,884	58,470	1,638,326
Allowance for loan losses			618,376	(326,605)	622,926	50,982	965,679
Adjustment to market value of trading securities and derivative financial instruments (Assets and liabilities)			47,415	(35,874)	164,733	4,711	180,985
Allowance for real estate			44,898	(19,933)	14,821	-	39,786
Others			205,820	(43,125)	286,404	2,777	451,876
Related to non-disbursed provisions (*)	3,796,968	4,265,130	1,130,065	(507,753)	637,922	57,209	1,317,443
Related to the operation	2,155,628	2,442,982	675,612	(473,447)	526,623	30,826	759,614
Interest on own capital	261,044	276,124	88,755	(88,755)	93,882	-	93,882
Tax contingencies	477,289	549,436	135,882	(40,086)	41,222	22,009	159,027
Labor contingencies	618,974	861,494	181,406	(181,406)	262,828	2,436	265,264
Civil contingencies	251,139	373,343	73,914	(43,857)	79,489	5,139	114,685
Other	547,182	382,586	195,655	(119,343)	49,202	1,242	126,756

Related to provisions in excess in relation to the minimum required amount not disbursed	1,641,340	1,822,148	454,453	(34,306)	111,299	26,383	557,829
Allowance for loan losses	715,000	818,598	200,910	-	33,613	26,383	260,906
Adjustment to market value of securities and derivative	550,000	760,000	182,991	-	75,409	-	258,400
Tax contingencies	376,340	243,550	70,552	(34,306)	2,277	-	38,523

Tax credits - Reflected in Stockholders' Equity			10,800	(10,800)	85,893	11,498	97,391
Adjustment to market value of securities available for sale			10,800	(10,800)	85,893	11,498	97,391

(-) Reclassification to Stockholders' Equity of Additional Allowance for Trading Securities and Derivative Financial Instruments (*)	-	(255,000)	-	-	(86,700)	-	(86,700)

Total	3,796,968	4,010,130	2,853,903	(1,010,838)	1,787,951	200,659	3,831,675

Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2.158-35, of August 24, 2001.			1,385,868	(34,694)	-	34,592	1,385,766

(*)	From a financial point of view, rather than recording the provision of R$ 1,977,999 (R$ 1,888,670 at December 31, 2001) in ITAU and R$ 4,010,130 (R$ 3,796,968 at December 31, 2001) in ITAU CONSOLIDATED WITH BBA and Tax Credits of R$ 637,915 (R$ 488,110 a t December 31, 2001) in ITAU and R$ 1,230,743 (R$ 1,130,065 at December 31, 2001) in ITAU CONSOLIDATED WITH BBA, only the difference should be considered, because the deferred tax assets would only materialize when the liability is disbursed.

Banco Itau — Complete Financial Statements / December 31, 2002	60

II)	The estimate of realization and current value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35, existing at December 31, 2002, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

Realization Year	ITAÚ CONSOLIDATED WITHOUT BBA				ITAÚ CONSOLIDATED WITH BBA
	Tax Credits			Social Contribution to Offset	Tax Credits			Social Contribution to Offset
	Temporary Differences	Tax Loss and Negative Basis	TOTAL		Temporary Differences	Tax Loss and Negative Basis	TOTAL

2003	1,834,733	-	1,834,733	44,494	1,919,618	51,445	1,971,063	55,412
2004	356,634	306,032	662,666	129,641	394,093	316,891	710,984	141,959
2005	184,508	373,774	558,282	135,787	189,340	377,470	566,810	144,006
2006	243,680	111,927	355,607	149,686	243,680	116,235	359,915	152,788
2007	219,729	-	219,729	166,407	219,729	3,174	222,903	166,442
2008 to 2012	-	-	-	725,159	-	-	-	725,159
Total	2,839,284	791,733	3,631,017	1,351,174	2,966,460	865,215	3,831,675	1,385,766

Current Value (*)	2,525,182	666,931	3,192,113	1,021,814	2,636,140	729,406	3,365,546	1,048,614

(*)	To current value adjustment, the average funding rate was used.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services tariffs among other which can vary in relation to data and actual values.

Net book value is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indicative of future net profits.

III)	Unrecognized tax credits amount to R$ 113,657 in ITAU CONSOLIDATED WITHOUT BBA and R$ 122,623 in ITAU CONSOLIDATED WITH BBA.

Banco Itau — Complete Financial Statements / December 31, 2002	61

c)	Tax and Social Securities Liabilities

I)	The balance of Tax and Social Security Liabilities is represented as follows:

Tax and Social Security Liabilities	ITAÚ		ITAÚ CONSOLIDATED
	12/31/2002	12/31/2001	12/31/2002		12/31/2001
			WITH BBA	WITHOUT BBA

Taxes and contributions on income payable	-	-	273,073	247,171	215,203
Taxes and contributions payable	263,431	284,355	466,061	437,118	468,756
Provision for deferred income tax and social contribution	-	-	394,157	338,262	247,605
Provision for tax contingencies	354,822	649,562	1,551,199	1,234,164	1,926,826

Total	618,253	933,917	2,684,490	2,256,715	2,858,390

II)	Change in Deferred Income Tax and Social Contribution

Deferred Income Tax and Social Contribution	ITAÚ CONSOLIDATED
	12/31/2001	Realization	Movement	Acquisition BBA	12/31/2002

Excess Depreciation - Leasing	185,107	-	49,864	-	234,971
Taxation on Overseas Results - Capital Gains	38,221	-	30,331	-	68,552
Revaluation Reserve	18,227	(1,145)	-	-	17,082
Adjustment to market value of securities available for sale	-	-	15,932	190	16,122
Adjustment to market value of trading securities and derivative financial instruments (Assets and liabilities)	-	-	1,653	55,705	57,358
Others	6,050	(5,978)	-	-	72

Total	247,605	(7,123)	97,780	55,895	394,157

III)	Change in Allowance for Tax Contingencies

The allowance for tax contingencies comprises amounts related to tax matters, where Banco Itau and its subsidiaries have lawsuits against tax authorities; the unconstitutionality of its collection is being discussed in administrative or judicial injunction.

Allowance for Tax Contingencies	ITAÚ	ITAÚ CONSOLIDATED WITH BBA

Balance at December 31, 2001	649,562	1,926,826

Balance from acquired investment		317,035

Change for the year	(294,740)	(692,662)

Charges on taxes	51,062	179,816
Net movement	79,537	95,026
Payments (*)	(425,339)	(967,504)

Balance at December 31, 2002	354,822	1,551,199

(*)	Payments with Benefits of Provisional Measure 38/02 of May 15, 2002 and 66/02 of August 30, 2002.

d)	ITAU CONSOLIDATED paid or provided taxes and contributions in the amount of R$ 2,364,938 (R$ 1,719,370 from 01/01 to 12/31/01) which levied on profits, income and payroll. Moreover, R$ 4,438,589 (R$ 3,763,097 from 01/01 to 12/31/01) was retained from customers and paid, amounts which are levied directly on financial intermeditation.

Banco Itau — Complete Financial Statements / December 31, 2002	62

Note 13 - Stockholders' Equity - Itau

a)	Shares

The capital of ITAU is represented by 113,451,148,264 entry shares, with no par value, out of which 61,998,316,748 are common shares and 51,452,831,516 are preferred shares.

Pursuant to the authorization of the Board of Directors, the Bank repurchased own shares to be kept in treasury for subsequent cancellation or future resale. The minimum, weighted average and maximum prices in Reais per thousand of treasury shares is R$ 140.77, R$ 176.66 and R$ 205.09 for common shares and R$ 39.03, R$ 123.40 and R$ 194.13 for preferred shares, and their average market value at December 31, 2002 is, respectively, R$ 156.00 and R$ 171.46 per thousand shares.

Treasury share activity is show below:

	NUMBER
	Common	Preferred	Total

Treasury shares at December 31, 2001	53,454,470	2,341,636,941	2,395,091,411
Purchases in the period	866,496,640	310,882,875	1,177,379,515
(-) Cancellation in the period	(885,000,000)	-	(885,000,000)
(-) Sales in the period
Stock Option Plan	-	(483,360,000)	(483,360,000)
Treasury shares at December 31, 2002	34,951,110	2,169,159,816	2,204,110,926

b)	Dividends

Stockholders are entitled to a minimum mandatory dividend of 25% of net income, which is adjusted according to rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend on preferred shares.

From May 2, 2002, the monthly advanced minimum mandatory dividend paid as interest on own capital was ten cents of a Real (R$ 0.10) per thousand shares.

I - Calculation

Net income for the year — ITAÚ	2,214,780
Adjustments:
(-) Legal reserve	(112,333)
Dividend calculation basis	2,102,447
Minimum compulsory dividend	525,612
Dividend paid/credited/provisioned	704,293	33.5%

Banco Itau — Complete Financial Statements / December 31, 2002	63

II - Interest on own capital paid/provisioned

	Gross	Withholding Income Tax	Net

Paid/advanced	235,402	(35,310)	200,092
Monthly — 3 installments of R$ 0.085 per thousand shares paid from February to April 2002.	28,461	(4,269)	24,192
Monthly — 8 installments of R$ 0.10 per thousand shares paid from May to December 2002.	89,054	(13,358)	75,696
Supplementary (R$ 1.06 per thousand shares) paid on September 2, 2002.	117,887	(17,683)	100,204
Provisioned	593,177	(88,976)	504,201
Monthly — 1 installment of R$ 0.10 per thousand shares to be paid in January 2003.	11,124	(1,669)	9,455
Supplementary (R$ 2.85 per thousand shares) declared on December 30, 2002, and to be paid up to April 30, 2003.	317,053	(47,557)	269,496
Supplementary to be declared (R$ 2.38 per thousand shares) and to be paid up to April 30, 2003.	265,000	(39,750)	225,250
TOTAL	828,579	(124,286)	704,293

c)	Capital and income reserves

	12/31/2002	12/31/2001

CAPITAL RESERVES	167,484	182,326
Special reserve (Art. 2 - Law 8200/1991)	165,922	181,414
Other	1,562	912

INCOME RESERVES — ITAÚ	5,686,565	4,974,958
Legal	692,073	579,740
Statutory:	4,994,492	4,395,218
Equalization of dividends (1)	2,095,862	2,492,310
Reinforcement of working capital (2)	1,391,367	1,329,663
Capital increase of investees (3)	1,507,263	573,245

(1)	Reserve of equalization of dividends - whose objective is to guarantee funds for the payment of dividends, including as interest on own capital, or its advances, for the purpose of maintaining the remuneration flow to the stockholders.
(2)	Reserve for reinforcement of working capital - whose objective is to guarantee financial means for the company to operate.
(3)	Reserve for capital increase of investees - aims at guaranteeing the subscription preferred right in capital increases of investees.

d)	Reconciliation of net income and Stockholders' Equity of ITAU and ITAU CONSOLIDATED

	Net income		Stockholders’ equity
	01/01 to 12/31/2002	01/01 to 12/31/2001	12/31/2002	12/31/2001

ITAÚ	2,214,780	2,872,224	9,884,600	8,563,966
Goodwill amortization (1)	67,021	(381,663)	(2,065,723)	(2,108,356)
Tax credit (2)	119,131	(100,929)	1,247,120	1,127,991
Unearned income	(24,209)	(164)	(29,587)	(5,379)
ITAÚ CONSOLIDATED	2,376,723	2,389,468	9,036,410	7,578,222

(1)	Relating to the acquisitions of investments in BBA, BEG, BANESTADO, BEMGE and Del Buen Ayre S.A. and Lloyds TSB Asset Management S.A. and an additional stake in IBT and BPI (Note 2 b I).
(2)	Pursuant Note 2 b II.

Banco Itau — Complete Financial Statements / December 31, 2002	64

Note 14 - Related Parties

Transactions between related parties were carried out at amounts, rates and terms in accordance with normal market practices in force in the period as well as under reciprocal conditions.

Transactions involving ITAU and its subsidiaries were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The	unconsolidated related parties are the following:

-	The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

-	Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAU and/or its subsidiaries, as described in Note 18 a; and

-	A Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by ITAU to act in their respective areas of interest, as described in Note 20 d and Note 20 e.

The transactions with these related parties are not significant in the overall context of ITAU's operations, and besides those already mentioned above, are basically characterized by:

-	Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Central Bank of Brazil, such as movement of current accounts, investments in and redemption of securities, and the provision of portfolio custody/management services.

-	Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

-	Rental of real estates from Itausa, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau — Complete Financial Statements / December 31, 2002	65

Note 15 - Relevant Investments

a)	The main direct and indirect interest in affiliates and subsidiaries is shown below:

Companies		Capital	Adjusted Stockholders' equity	Book value of investment

I - FINANCIAL COMPANIES				5,366,033
Banco Banerj S.A.	(1)	1,980,737	2,947,642	2,947,469
Banco Banestado S.A.	(2)	-	-	-
Banco BBA Creditanstalt S.A.	(1)(3)	1,230,021	1,703,353	816,911
Banco BEG S.A.	(1)	151,000	171,739	153,706
Banco Bemge S.A.	(2)	-	-	-
Banco Itaú Buen Ayre S.A.	(1)	155,092	337,922	337,769
Banco Itaú Holding Financeira S.A.	(4)(5)	-	-	-
BFB Leasing S.A. Arrendamento Mercantil	(1)	11,000	47,657	47,656
Cia. Itauleasing de Arrendamento Mercantil	(6)	-	-	-
Intrag Distribuidora de Títulos e Valores Mobiliários	(1)	1,824	2,819	2,817
Itaú Banco de Investimento S.A.	(1)	59,000	75,725	75,725
Itaubank Ltd.	(7)	-	-	-
Itaú Corretora de Valores S.A.	(1)	115,100	269,750	269,750
Itaú Lam Asset Management S.A.	(1)	6,600	6,791	6,791
Itaucard Financeira S.A. Crédito, Financiamento e Investimento	(1)	1,505,161	2,344,953	705,756
Other subsidiary companies	(1)	-	-	1,683

II - NON-FINANCIAL COMPANIES				5,102,418
Afinco Américas Madeiras, SGPS Limitada	(8)	-	-	-
Akbar - Marketing e Serviços, LDA	(1)(3)	-	161,131	77,277
Cia. Itaú de Capitalização		-	-	-
Fináustria Participaçoes Ltda.	(1)(3)	220,580	226,276	63,359
Itaú Administradora de Consórcios Ltda.	(1)	10,000	9,532	9,532
Itaú Gestão de Ativos S.A.	(1)	163,500	202,770	3,849
Itaú Previdência e Seguros S.A.	(1)	463,402	564,924	4,671
Itaú Securitizadora de Créditos Ltda.	(1)	6,500	6,706	6,705
Itaú Seguros S.A.	(1)	947,106	1,634,294	876,117
ITAUINT - Itaú Participaçoes Internacionais S.A.	(1)	1,847,446	2,578,687	2,578,687
Itaupart Administração e Participaçoes Ltda.	(1)	29	47	47
Itaúsa Export S.A.	(1)	219,000	840,747	186,865
ITB Holding Ltd.	(1)	2,576,499	2,654,579	1,238,180
Serasa S.A.	(9)	123,200	151,077	49,022
Other subsidiary companies		-	-	8,107

III - ASSOCIATED COMPANIES
Centralclearing de Compensação e Liquidação S.A.	(9)	32,957	29,278	3,026

TOTAL				10,471,477

Companies		Number of shares/quotas held by Banco Itaú S.A.
		Common	Preferred	Quotas

I - FINANCIAL COMPANIES
Banco Banerj S.A.	(1)	11,695,871,827	-	-
Banco Banestado S.A.	(2)	-	-	-
Banco BBA Creditanstalt S.A.	(1)(3)	136,150,242	119,752,862	-
Banco BEG S.A.	(1)	1,493,780,363	1,725,783,326	-
Banco Bemge S.A.	(2)	-	-	-
Banco Itaú Buen Ayre S.A.	(1)	133,659,331	14,565,086	-
Banco Itaú Holding Financeira S.A.	(4)(5)	-	-	-
BFB Leasing S.A. Arrendamento Mercantil	(1)	312,993	-	-
Cia. Itauleasing de Arrendamento Mercantil	(6)	-	-	-
Intrag Distribuidora de Títulos e Valores Mobiliários	(1)	-	-	399,998
Itaú Banco de Investimento S.A.	(1)	10,583,682	4,971,501	-
Itaubank Ltd.	(7)	-	-	-
Itaú Corretora de Valores S.A.	(1)	6,250,000	6,249,999	-
Itaú Lam Asset Management S.A.	(1)	6,299,447	300,000	-
Itaucard Financeira S.A. Crédito, Financiamento e Investimento	(1)	5,409,811,941	-	-
Other subsidiary companies	(1)	-	-	-

II - NON-FINANCIAL COMPANIES
Afinco Américas Madeiras, SGPS Limitada	(8)	-	-	-
Akbar - Marketing e Serviços, LDA	(1)(3)	-	-	2
Cia. Itaú de Capitalização		-	-	-
Fináustria Participaçoes Ltda.	(1)(3)	-	-	61,764,022
Itaú Administradora de Consórcios Ltda.	(1)	-	-	999,990
Itaú Gestão de Ativos S.A.	(1)	4,874,160	5,250,289	-
Itaú Previdência e Seguros S.A.	(1)	560,909	186,245	-
Itaú Securitizadora de Créditos Ltda.	(1)	-	-	649,985
Itaú Seguros S.A.	(1)	36,819,680	12,225,690	-
ITAUINT - Itaú Participaçoes Internacionais S.A.	(1)	185,084,630	-	-
Itaupart Administração e Participaçoes Ltda.	(1)	-	-	74,148
Itaúsa Export S.A.	(1)	3,208,653,192	496,208,335	-
ITB Holding Ltd.	(1)	385,971,581	-	-
Serasa S.A.	(9)	603,400	578,380	-
Other subsidiary companies		-	-	-

III - ASSOCIATED COMPANIES
Centralclearing de Compensação e Liquidação S.A.	(9)	3,515,661	-	-

TOTAL

Companies		Participation in voting capital (%)	Participation in capital (%)	Adjusted net income (loss) for the period

I - FINANCIAL COMPANIES
Banco Banerj S.A.	(1)	99.99	99.99	454,870
Banco Banestado S.A.	(2)	-	-	-
Banco BBA Creditanstalt S.A.	(1)(3)	41.99	47.96	-
Banco BEG S.A.	(1)	89.26	89.43	10,897
Banco Bemge S.A.	(2)	-	-	-
Banco Itaú Buen Ayre S.A.	(1)	100.00	100.00	181,765
Banco Itaú Holding Financeira S.A.	(4)(5)	-	-	-
BFB Leasing S.A. Arrendamento Mercantil	(1)	99.99	99.99	29,708
Cia. Itauleasing de Arrendamento Mercantil	(6)	-	-	-
Intrag Distribuidora de Títulos e Valores Mobiliários	(1)	99.99	99.99	262
Itaú Banco de Investimento S.A.	(1)	99.99	99.99	9,840
Itaubank Ltd.	(7)	-	-	-
Itaú Corretora de Valores S.A.	(1)	99.99	99.99	60,166
Itaú Lam Asset Management S.A.	(1)	99.99	99.99	(588)
Itaucard Financeira S.A. Crédito, Financiamento e Investimento	(1)	30.17	30.17	381,528
Other subsidiary companies	(1)	-	-	-

II - NON-FINANCIAL COMPANIES
Afinco Américas Madeiras, SGPS Limitada	(8)	-	-	-
Akbar - Marketing e Serviços, LDA	(1)(3)	47.96	47.96	-
Cia. Itaú de Capitalização		-	-	-
Fináustria Participaçoes Ltda.	(1)(3)	28.00	28.00	-
Itaú Administradora de Consórcios Ltda.	(1)	99.99	99.99	(1,066)
Itaú Gestão de Ativos S.A.	(1)	2.39	2.44	(9,083)
Itaú Previdência e Seguros S.A.	(1)	0.63	0.83	58,761
Itaú Securitizadora de Créditos Ltda.	(1)	99.99	99.99	993
Itaú Seguros S.A.	(1)	53.66	53.66	311,679
ITAUINT - Itaú Participaçoes Internacionais S.A.	(1)	100.00	100.00	760,435
Itaupart Administração e Participaçoes Ltda.	(1)	99.99	99.99	(8)
Itaúsa Export S.A.	(1)	20.00	22.23	398,719
ITB Holding Ltd.	(1)	52.93	52.93	39,712
Serasa S.A.	(9)	27.23	31.71	49,849
Other subsidiary companies		-	-	-

III - ASSOCIATED COMPANIES
Centralclearing de Compensação e Liquidação S.A.	(9)	10.33	10.33	(4,753)

TOTAL

Companies		Balance of operations among Banco Itaú S.A. and associated and subsidiary companies
		Assets/ Liabilities		Income/ expenses

I - FINANCIAL COMPANIES
Banco Banerj S.A.	(1)	2,054,997	(10a)	(147,003)	(11a)
Banco Banestado S.A.	(2)	-		-
Banco BBA Creditanstalt S.A.	(1)(3)	-		-
Banco BEG S.A.	(1)	(212,372)	(10b)	(35,899)	(11b)
Banco Bemge S.A.	(2)	-		-
Banco Itaú Buen Ayre S.A.	(1)	619	(10c)	1,664	(11c)
Banco Itaú Holding Financeira S.A.	(4)(5)	-		-
BFB Leasing S.A. Arrendamento Mercantil	(1)	(19,815)	(10d)	(90,468)	(11d)
Cia. Itauleasing de Arrendamento Mercantil	(6)	-		-
Intrag Distribuidora de Títulos e Valores Mobiliários	(1)	(230)	(10e)	(136)	(11e)
Itaú Banco de Investimento S.A.	(1)	(55,665)	(10e)	(10,328)	(11f)
Itaubank Ltd.	(7)	-		-
Itaú Corretora de Valores S.A.	(1)	(70,871)	(10e)	(22,876)	(11e)
Itaú Lam Asset Management S.A.	(1)	-		-
Itaucard Financeira S.A. Crédito, Financiamento e Investimento	(1)	(680,367)	(10f)	(33,733)	(11g)
Other subsidiary companies	(1)	(138,545)	(10g)	(29,872)	(11h)

II - NON-FINANCIAL COMPANIES
Afinco Américas Madeiras, SGPS Limitada	(8)	-		-
Akbar - Marketing e Serviços, LDA	(1)(3)	-		-
Cia. Itaú de Capitalização		-		-
Fináustria Participaçoes Ltda.	(1)(3)	-		-
Itaú Administradora de Consórcios Ltda.	(1)	(291)	(10h)	(43)	(11i)
Itaú Gestão de Ativos S.A.	(1)	(8)	(10i)	(180)	(11i)
Itaú Previdência e Seguros S.A.	(1)	253	(10j)	(24,612)	(11j)
Itaú Securitizadora de Créditos Ltda.	(1)	-		-
Itaú Seguros S.A.	(1)	46,480	(10k)	(9,135)	(11k)
ITAUINT - Itaú Participaçoes Internacionais S.A.	(1)	25,625	(10l)	-
Itaupart Administração e Participaçoes Ltda.	(1)	-		2	(11l)
Itaúsa Export S.A.	(1)	8,124	(10l)	(154)	(11i)
ITB Holding Ltd.	(1)	-		-
Serasa S.A.	(9)	3,369	(10l)	-
Other subsidiary companies		(988)	(10i)	(15,248)	(11m)

III - ASSOCIATED COMPANIES
Centralclearing de Compensação e Liquidação S.A.	(9)	-		-

TOTAL

Companies		Adjustments arising from evaluation
		2nd half 2002	Year 2002	Year 2001

I - FINANCIAL COMPANIES		111,223	482,446	909,725
Banco Banerj S.A.	(1)	304,919	605,134	174,083
Banco Banestado S.A.	(2)	(487,060)	(633,148)	89,129
Banco BBA Creditanstalt S.A.	(1)(3)	-	-	-
Banco BEG S.A.	(1)	(4,589)	(9,869)	(10,594)
Banco Bemge S.A.	(2)	47,365	97,071	184,643
Banco Itaú Buen Ayre S.A.	(1)	118,160	191,622	32,060 (12)
Banco Itaú Holding Financeira S.A.	(4)(5)	(23,537)	(10,313)	152,447
BFB Leasing S.A. Arrendamento Mercantil	(1)	29,843	29,716	(900)
Cia. Itauleasing de Arrendamento Mercantil	(6)	-	15,235	107,389
Intrag Distribuidora de Títulos e Valores Mobiliários	(1)	108	276	262
Itaú Banco de Investimento S.A.	(1)	3,302	9,910	4,534
Itaubank Ltd.	(7)	-	-	123,347(12)
Itaú Corretora de Valores S.A.	(1)	34,674	62,550	49,960
Itaú Lam Asset Management S.A.	(1)	202	(588)	(2,696)
Itaucard Financeira S.A. Crédito, Financiamento e Investimento	(1)	87,589	124,571	-
Other subsidiary companies	(1)	247(12)	279 (12)	6,061

II - NON-FINANCIAL COMPANIES		548,120	1,116,143	773,354
Afinco Américas Madeiras, SGPS Limitada	(8)	-	-	48,735 (12)
Akbar - Marketing e Serviços, LDA	(1)(3)	-	-	-
Cia. Itaú de Capitalização		(244)	194	670
Fináustria Participaçoes Ltda.	(1)(3)	-	-	-
Itaú Administradora de Consórcios Ltda.	(1)	(1,100)	(1,066)	10
Itaú Gestão de Ativos S.A.	(1)	(230)	(220)	14
Itaú Previdência e Seguros S.A.	(1)	252	252	-
Itaú Securitizadora de Créditos Ltda.	(1)	501	993	(523)
Itaú Seguros S.A.	(1)	102,428	183,064	92,670
ITAUINT - Itaú Participaçoes Internacionais S.A.	(1)	529,073	760,435	(6)
Itaupart Administração e Participaçoes Ltda.	(1)	(7)	(2)	603,741
Itaúsa Export S.A.	(1)	50,217	88,620	-
ITB Holding Ltd.	(1)	(130,762)(12)	69,638(12)	6,311
Serasa S.A.	(9)	8,211	16,148	13,813
Other subsidiary companies		(10,219)(12)	(1,913)(12)	7,919(12)

III - ASSOCIATED COMPANIES
Centralclearing de Compensação e Liquidação S.A.	(9)	(488)	(488)	-

TOTAL		658,855	1,598,101	1,683,079

(1) Data related to 12.31.2002; (2) Investiments sold to Banco Banerj on 10.31.2002; (3) Investment acquired on 12. 31.2002; (4) Investment sold to Itausa Investimentos Itau S.A. on 10. 31.2002; (5) New name of Banco Frances e Brasileiro S.A., on 11.01.2002; (6) Investment incorporated by Itaucard Adm. de Cartoes on 3. 28.2002; (7) Investment sold to ITB Holding on 12. 28.2001; (8) On 12.28.2001 investment was sold to Agate SaRL, current subsidiary of ITAUINT; (9) Data related to 11.30.2002; (10) a) Central Bank Notes, Swap Differential Receivable; Time Deposits, Financial Treasury Bills, Debentures and Assistance Cost; b) Portfolio management Agreement, Financial Treasury Bills; c) Rendering of Services Agreement, Amounts payable with Related Companies; d) Fixed Income Securities, Time Deposits, Swap Differential Payable; e) Financial Treasury Bills; f) Amounts Received from Related Companies, Deposits, Financial Treasury Bills g) Time Deposits, Financial Treasury Bills; h) Deposits Authorized by Bacen; i) Deposits; j) Deposits Authorized by Bacen, Assistance Cost; k) Dividends, Deposits - MERSEG; l) Dividends; (11) a) Income/Expenses from Foreign Borrowings, Income/Expenses from Swap Operations, Income from Services Rendered, Income from Tax Variation and Differences, Expenses with Interbank Deposits.

Expenses with Committed Operations, Expenses with Third-Party Services, Expense with Monetary Variations; b) Income/Expenses with Foreign Loans, Expenses with Committed Operations, Expenses with Third-Party Services, Expenses with Rents; c) Income from Services Rendered; d) Income from Debentures, Expenses with Swap Operations, Expenses with Foreign Loans; e) Expenses with Committed Operations, f)Expenses with Committed Operations; Expenses with Third-Party Services; g) Income from Foreign Loans, Income/Expenses with Services Rendered, Expenses with Committed Operations; h) Expenses with Committed Operations, Expenses with Foreign Loans, Expenses with Rents; i) Expenses with Third-Party Services; j) Income/Expenses with Services Rendered;k) Expenses with Rents, Expenses with Third-Party Services; l) Income from Administration Fees; m) Expenses with Rents. (12) Includes the total exchange variation being: R$ 141,826 thousand relating to expenses in the 2nd half 2002; R$ 37,403 thousand relating to income for the year 2002 and R$ 247,972 thousand relating to income from the year 2001.

Banco Itau — Complete Financial Statements / December 31, 2002	66

b)	Composition of investments - ITAU CONSOLIDATED

	12/31/2002		12/31/2001
	WITH BBA	WITHOUT BBA

Investments in BBA	-	1,848,583	-
Banco BBA Creditanstalt S.A.	-	1,630,944	-
Fináustria Participaçoes Ltda.	-	63,359	-
AKBAR — Marketing e Serviços, LDA	-	154,280	-
Share of equity in affiliates - domestic	169,942	111,546	103,067
AGF Brasil Seguros S.A.	108,522	108,522	103,067
Other	61,420	3,024	-
Share of equity in affiliates - foreign	649,728	649,357	285,013
BPI S.A.	644,769	644,769	280,778
Other	4,959	4,588	4,235
Other investments	187,141	171,091	347,837
Investments by tax incentives (*)	66,219	65,743	248,102
Equity securities	31,932	22,260	20,062
Shares and quotas	27,863	21,975	23,777
Other	61,127	61,113	55,896
Provision for losses	(53,388)	(52,030)	(6,117)
TOTAL	953,423	2,728,547	729,800

(*)	At December 31, 2002, the amount of R$ 182,359 was reclassified to Current assets and a provision of R$ 147,945 was set up for this installment. A provision of R$ 48,616 was set up for the remaining amount of R$ 65,743.

c)	Composition of equity in income of affiliates - ITAU CONSOLIDATED

	01/01 to 12/31/2002	01/01 to 12/31/2001

Share of equity in affiliates — domestic	5,944	5,859
Equity in income of affiliates	5,944	5,859
Share of equity in affiliates - foreign	471,170	5,809
Foreing exchange variation on investments	222,808	31,710
Argentine provision adjustment	189,239	(38,094)
Equity in income of affiliates	59,123	12,193
Share of equity in affiliates	477,114	11,668

Banco Itau — Complete Financial Statements / December 31, 2002	67

Note 16 - Financial Instruments - Market Value

The financial statements are prepared in conformity with accounting principles which assume the normal continuity of the operations of ITAU and its subsidiaries. The book value of each financial instrument, whether included or not in the balance sheet, when compared to the values that might be obtained in an active market, or in the absence of such markets, using the net present value of future cash flows adjusted based on the current market interest rate, are approximately equal to the market value, or do not have a market value quotation available, except for the instruments in the table below:

ITAÚ	BOOK VALUE		MARKET
	12/31/2002	12/31/2001	12/31/2002	12/31/2001

Interbank investments	5,760,010	3,119,878	5,762,513	3,144,962

Securities and derivatives	16,236,452	14,612,905	16,236,452	15,178,067
Additional provision (exceeding minimum requirement)
Provision for securities available for sale
Reclassification of additional provision

Loan operations	18,855,930	18,613,068	18,780,133	18,551,425

Other investments	43,072	137,596	42,597	137,199

Time and interbank deposits and funds from acceptance and issuance of securities	12,993,526	10,910,552	12,978,176	10,904,849

Other liabilities from trading and intermediation of amounts	1,546,024	739,379	1,376,156	739,379

Subordinated debts	3,507,623	823,687	3,395,815	829,510

Treasury shares	261,905	243,439	377,377	420,991

Income from associated and subsidiary companies
Investments in BPI	377,234	164,939	545,268	265,321
Other associated and subsidiary companies
Securities and derivatives

Total unrealized

ITAÚ	Unrealized Income ( Loss ) (1)
	In net income		In stockholders' equity
	12/31/2002	12/31/2001	12/31/2002	12/31/2001

Interbank investments	2,503	25,084	2,503	25,084

Securities and derivatives	-	150,162	-	150,162
Additional provision (exceeding minimum requirement)	760,000	415,000	760,000	415,000
Provision for securities available for sale	(222,180)		-
Reclassification of additional provision	-		(255,000)

Loan operations	(75,797)	(61,643)	(75,797)	(61,643)

Other investments	(475)	(397)	(475)	(397)

Time and interbank deposits and funds from acceptance and issuance of securities	15,350	5,703	15,350	5,703

Other liabilities from trading and intermediation of amounts	169,868	-	169,868	-

Subordinated debts	111,808	(5,823)	111,808	(5,823)

Treasury shares	-	-	115,472	177,552

Income from associated and subsidiary companies
Investments in BPI	168,034	100,382	168,034	100,382
Other associated and subsidiary companies	619,620	232,496	619,620	232,496
Securities and derivatives	-	(27,068)	(54,244)	(27,068)

Total unrealized	1,548,731	833,896	1,577,139	1,011,448

Banco Itau — Complete Financial Statements / December 31, 2002	68

ITAÚ CONSOLIDATED
	WITH BBA
	BOOK VALUE	MARKET	Unrealized income (Loss) (1) (2)
			In net income	In stockholders' equity
	12/31/2002	12/31/2002	12/31/2002	12/31/2002

Interbank investments	6,962,937	6,965,440	2,503	2,503

Securities and derivatives	25,693,384	25,693,384	-	-
Additional provision (exceeding minimum requirement)			760,000	760,000
Provision for securities available for sale			(167,936)	-
Reclassification of additional provision			-	(255,000)

Loan operations	30,439,366	30,356,771	(82,595)	(82,595)

Investments in BPI	639,824	924,824	285,000	285,000

Other investments	133,753	134,773	1,020	1,020

Time and interbank deposits and funds from acceptance and issuance of securities	15,322,040	15,305,885	16,155	16,155

Other liabilities from trading and intermediation of amount	1,701,885	1,532,017	169,868	169,868

Subordinated debts	5,706,924	5,025,242	681,682	681,682

Treasury shares	261,905	377,377	-	115,472

Total unrealized			1,665,697	1,694,105

ITAÚ CONSOLIDATED
	WITHOUT BBA
	BOOK VALUE		MARKET		Unrealized Income (Loss ) (1) (2)
					In net income		In stockholders' equity
	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002	12/31/2001

Interbank investments	6,511,946	4,085,560	6,514,449	4,110,647	2,503	25,087	2,503	25,087

Securities and derivatives	21,472,323	19,122,041	21,472,323	19,888,216	-	216,175	-	216,175
Additional provision (exceeding minimum requirement)					760,000	550,000	760,000	550,000
Provision for securities available for sale					(167,936)		-
Reclassification of additional provision					-		(255,000)

Loan operations	24,401,960	22,525,447	24,319,365	22,449,256	(82,595)	(76,191)	(82,595)	(76,191)

Investments in BPI	639,824	280,778	924,824	451,660	285,000	170,882	285,000	170,882

Other investments	119,061	341,720	120,081	343,414	1,020	1,694	1,020	1,694

Time and interbank deposits and funds from acceptance and issuance of securities	10,393,045	8,018,618	10,376,890	7,968,978	16,155	49,640	16,155	49,640

Other liabilities from trading and intermediation of amount	1,634,753	885,749	1,464,885	885,749	169,868	-	169,868	-

Subordinated debts	5,530,600	1,432,831	4,848,918	1,438,654	681,682	(5,823)	681,682	(5,823)

Treasury shares	261,905	243,439	377,377	420,991	-	-	115,472	177,552

Total unrealized					1,665,697	931,464	1,694,105	1,109,016

(1)	Does not consider the corresponding tax effects.
(2)	Includes unrealized gains to minority interest amounting to R$ 116,966 (R$ 97,568 at 12/31/2001).

To obtain the market values for these financial instruments, the following criteria were adopted:

-	Interbank deposits were determined on the basis of their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using rates published in the Gazeta Mercantil on January 2, 2003, for floating-rate securities.

-	Securities were determined based on their market value, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN).

-	Loans with maturity dates over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates on the balance, considering the effects of hedge operations (Swap Contracts).

-	Other investments and equity shares in foreign subsidiary and affiliated companies are determined on the basis of stock market quotations, book value per share and auction quotations.

-	Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by means of future cash flows discounted using future market interest rates, swap market rates for fixed-rate securities, and market rates for floating-rate securities published in the Gazeta Mercantil on January 2, 2003. The effects of hedges (swap contracts) are also taken into account.

-	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau — Complete Financial Statements / December 31, 2002	69

Note 17 - Reclassification for Comparison Purposes

In order to set a comparison standard for the December 31, 2002 Financial Statements, reclassifications in the balances of December 31, 2001 were carried out mainly relating to the consolidation of the credit card administrators as financial institution, the most adequate classification for insurance and leasing operations, taxes and social security liabilities and to the amount received in advance for the marketing and interactive services agreement, offsetting the cost of acquisition of shares in AOLA.

	12/31/2001
	ITAÚ			ITAÚ CONSOLIDATED
	Prior disclosure	Reclassifications	Reclassified balances	Prior disclosure	Reclassifications	Reclassified balances

ASSETS
SECURITIES
Own portfolio				12,105,160	(479,122)	11,626,038
Funds quotas of PGBL/VGBL				-	482,781	482,781
LOAN OPERATIONS
Private sector				25,857,402	(1,555,305)	24,302,097
OTHER RECEIVABLES
Sundry	2,872,693	(302,792)	2,569,901	8,881,339	1,160,983	10,042,322
PERMANENT
Interest in associated and subsidiary companies - foreign	1,028,835	(90,393)	938,442	-	-	-
TOTAL ASSETS	70,396,270	(393,185)	70,003,085	81,806,964	(390,663)	81,416,301

LIABILITIES
BORROWINGS
Domestic - Other institutions				541,240	5,960	547,200
Foreign borrowings				5,295,842	(5,960)	5,289,882
OTHER LIABILITIES
Social and statutory				712,958	11,785	724,743
Taxes and social security	437,332	496,585	933,917	1,490,635	1,367,755	2,858,390
Sundry	1,996,013	(889,770)	1,106,243	6,522,859	(1,641,028)	4,881,831
DEFERRED INCOME				167,780	(129,175)	38,605
TOTAL LIABILITIES	70,396,270	(393,185)	70,003,085	81,806,964	(390,663)	81,416,301

STATEMENT OF INCOME
INCOME FROM FINANCIAL INTERMEDIATION
Loans				6,802,469	513,848	7,316,317
Leasing operations				957,795	(581,715)	376,080
Income from securities operations				6,079,773	(1,596)	6,078,177
EXPENSES FROM FINANCIAL INTERMEDIATION
Borrowings, assignments and onlendings				(1,244,296)	(20,742)	(1,265,038)
Leasing operations				(720,319)	720,319	-
GROSS INCOME FROM FINANCIAL INTERMEDIATION				5,262,079	630,114	5,892,193
OTHER OPERATING INCOME (EXPENSES)				(2,275,010)	(477,575)	(2,752,585)
Banking services fees				4,189,902	(491,082)	3,698,820
Other income and insurance operating expenses				-	50,264	50,264
Personnel expenses				(2,750,442)	11	(2,750,431)
Other administrative expenses				(3,429,245)	(250,092)	(3,679,337)
Other operating income				699,334	(158,710)	540,624
Other operating expenses				(780,549)	372,034	(408,515)
OPERATING INCOME				2,987,069	152,539	3,139,608
NON-OPERATING INCOME				100,222	(152,539)	(52,317)
NET INCOME				2,389,468	-	2,389,468

Note 18 - Benefits to Employees

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies used by ITAU, and its subsidiaries, relating to the benefits to the employees, as well as accounting policies adopted :

a)	Supplementary retirement benefits:

ITAU and its subsidiaries are sponsors of the supplementary retirement plans managed by the closed private pension Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG

Banco Itau — Complete Financial Statements / December 31, 2002	70

(PREBEG), which are intended to grant benefits that, as a life annuity (in the case of FUNBEP, PREBEG and the plan of Fundacao Bemge de Seguridade Social - FASBEMGE, also granted a death benefit), will supplement the retirement paid by the Social Security. All these plans do not allow new participants.

To new employees as from August 1, 2002, a defined contribution plan (PGBL) is granted, managed by Itau Previdencia e Seguros.

During the period, the contributions made totaled R$ 31,586 (R$ 28,900 from January 1 to December 31, 2001). The contribution rate increases with the beneficiary’s salary.

b)	Post-employment benefits:

ITAU and/or its subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or parcially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 7,209 (R$ 7,794 from January 1 to December 31, 2001). The contribution rate increases with the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the concepts established by CVM Deliberation 371/2000 are summarized below:

	12/31/2002	12/31/2001

Net assets of the plans	5,541,053	4,858,498
Actuarial liabilities	(4,989,799)	(4,674,431)
Surplus (1)	551,254	184,067

(1)	According to paragraph 49 g of the attachment to the CVM Resolution 371/2000, the net asset was not recognized.

In addition to the reserves kept by the plans, the sponsors have provisions in the amount of R$ 59,130 (R$ 60,070 at December 31, 2001) to cover insufficient actuarial reserves.

d)	Growth of net asset, actuarial liability and surplus

	Asset	Liability	Surplus

Present value at the beginning of the year	4,858,498	(4,674,431)	184,067
Adjustments for the period (1)	-	(96,028)	(96,028)
Current service cost + interest	-	(582,212)	(582,212)
Benefits paid	(238,466)	238,466	-
Contributions - sponsors/participants	51,641	-	51,641
Income/(loss) for the period	869,380	124,406(2)	993,786
Present value at the end of the year	5,541,053	(4,989,799)	551,254

(1)	Adjustments arising from the review of the commitments assumed and their related effects in the actuarial calculation.
(2)	Includes the effect of the review of assumptions, see Note 18 e.

Banco Itau — Complete Financial Statements / December 31, 2002	71

e)	Main assumptions used in the actuarial assessment

	12/31/2002	12/31/2001

Discount rate (1)	10.24 % p.a.	10.24 % p.a.
Return rate expected for the assets	12.32 % p.a.	12.32 % p.a.
Turnover (2)	Exp.Itaú 99/01	Exp. Itaú 96/98
Future salary growth	7.12 % p.a.	8.16 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)	Projected Unit Credit (3)
(1)	Considering the plans managed by FUNBEP and PREBEG, sponsored by BANESTADO and BEG, respectively, it was used, as from December 31, 2002, the discount rate of 11.80% p.a., which considers the weighted avarage return rate expected for the assets of the mentioned plans, including fixed income securities with terms compatible with those of the actuarial obligations.
(2)	The turnover assumption is based on the effective participants, resulting in an average of 2.0 % p.a. in 1999/2001 and 3.7% p.a. in 1996/1998.
(3)	Using the Project Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.

Note 19 - Strategic Alliance With America Online Latin America Inc.

On June 12, 2000, a strategic alliance with America Online Latin America Inc. (AOLA) was established through a joint venture made by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. Itau acquired a 12% stockholding in the capital of AOLA (representing 31,700,000 class A common shares). Itau contracted with America Online Brasil Ltd. (AOLB), a subsidiary of AOLA, for the rendering of interactive and marketing services by Itau. The acquisition of shares did not imply a monetary disbursement, once a payment related to the services rendering agreement was received at the time of the subscription, at an equal amount. The transaction is subject to the restrictions and goals to be complied with under the contractual term of five years.

In March 2001, a further 4,237,840 class A common shares were acquired due to a capital increase after a joint decision with AOL and with the companies belonging to the Cisneros group.

The amount related to the agreement, received in advance, is recorded in our financial statements offsetting the cost of share acquisition.

In this period, taking into account the volatility affecting the US market, leading to major fluctuations in share quotes, with the shares in AOLA traded at US$ 0.3700 on December 31, 2002, an allowance totaling R$ 433,974 was formed so that the net assets related to the strategic alliance be at most equal to its market value.

Base date	US dollar quotation	Share market quotation (US$)	Number of thousand shares lot	Unit cost of shares (US$)	Cost of shares portfolio	Established provision	Received in advance	Net assets	Market value of shares

08/15/2000	1.7938	8.0000	31,700	8.000	454,912	-	(454,836)	76	454,912
12/29/2000	1.9554	2.6880	31,700	8.000	495,889	-	(438,325)	57,564	166,619
06/29/2001	2.3049	8.9900	35,938	8.000	662,665	-	(427,034)	235,631	744,670
12/31/2001	2.3204	4.5500	35,938	6.858	571,886	-	(393,185)	178,701	379,425
06/28/2002	2.8444	0.6400	35,938	6.858	701,031	(260,000)	(376,667)	64,364	65,422
09/30/2002	3.8949	0.2450	35,938	6.675	934,388	(529,369)	(370,725)	34,294	34,294
12/31/2002	3.5333	0.3700	35,938	6.675	847,640	(433,974)	(366,683)	46,983	46,983

Banco Itau — Complete Financial Statements / December 31, 2002	72

Note 20 - Additional Information

a)	ITAU manages the following types of investment funds: privatization, fixed income - domestic and foreign, shares, open portfolio shares, investment clubs, its customers’ portfolios and own portfolios:

	ITAÚ				ITAÚ CONSOLIDATED
	12/31/2002		12/31/2001		12/31/2002				12/31/2001
					With BBA		Without BBA
	Amount	N. of funds	Amount	N. of funds	Amount	N. of funds	Amount	N. of funds	Amount	N. of funds

Investment funds	46,294,066	494	47,964,907	516	54,200,549	757	48,089,336	583	49,710,700	639
Fixed income	44,498,690	422	46,204,510	451	51,989,300	653	46,212,515	496	47,706,994	524
Shares and other funds	1,795,376	72	1,760,397	65	2,211,249	104	1,876,821	87	2,003,706	115
Managed portfolios	17,574,217	2,389	15,928,591	3,340	18,866,932	2,411	17,574,216	2,389	16,688,666	3,381
Customers	9,711,771	2,338	8,435,554	3,293	11,004,487	2,360	9,711,771	2,338	9,195,629	3,334
Itaú Group	7,862,445	51	7,493,037	47	7,862,445	51	7,862,445	51	7,493,037	47
TOTAL	63,868,283	2,883	63,893,498	3,856	73,067,481	3,168	65,663,552	2,972	66,399,366	4,020

The chart below eliminates double countings of managed funds in investment funds:

	ITAÚ				ITAÚ CONSOLIDATED
	12/31/2002		12/31/2001		12/31/2002				12/31/2001
					With BBA		Without BBA
	Amount	N. of funds	Amount	N. of funds	Amount	N. of funds	Amount	N. of funds	Amount	N. of funds

Investment funds	46,294,066	494	47,964,907	516	54,200,549	757	48,089,336	583	49,710,700	639
Fixed income	44,498,690	422	46,204,510	451	51,989,300	653	46,212,515	496	47,706,994	524
Shares and other funds	1,795,376	72	1,760,397	65	2,211,249	104	1,876,821	87	2,003,706	115
Managed portfolios	4,192,332	2,389	5,824,969	3,340	4,966,753	2,411	4,192,332	2,389	6,085,142	3,381
Customers	2,828,943	2,338	1,941,879	3,293	3,603,364	2,360	2,828,943	2,338	2,202,052	3,334
Itaú Group	1,363,389	51	3,883,090	47	1,363,389	51	1,363,389	51	3,883,090	47
TOTAL	50,486,398	2,883	53,789,876	3,856	59,167,302	3,168	52,281,668	2,972	55,795,842	4,020

Banco Itau — Complete Financial Statements / December 31, 2002	73

b)	Despite the low risk exposure due to non-physical concentration of its assets, ITAU’s policy is to assure its values and assets at amounts considered sufficient to cover eventual claims.

c)	The balances in Reais connected to foreign currency were:

	ITAÚ CONSOLIDATED
	12/31/2002		12/31/2001
	With BBA	Without BBA

Permanent foreign investment	7,614,642	6,288,141	4,527,559
Net amount of assets and liabilities indexed to foreign currency, including derivatives	(4,923,246)	(3,283,655)	(1,920,247)
Net foreign exchange position	2,691,396	3,004,486	2,607,312

d)	ITAU is the main sponsor of Fundacao Itau Social, the objectives of which are: 1) managing “Itau Social Program” which aims at coordinating the organization’s role in projects of interest for the community by supporting or developing social, scientifc and cultural projects, mainly in the basic education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itau Social Program” and 3) providing food and other similar benefits to the employees of Itau and other group companies. Income arising from the investment of the foundation properties (of R$ 244 million at December 31, 2002) made it self-sufficient to perform its objectives. During this period no donations were made.

e)	ITAU is the founding member and supporter of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve the cultural heritage of Brazil. During the period, the consolidated companies donated to IIC the amount of R$ 22,131 (R$ 20,470 from January 1 to December 31, 2001).

f)	Full provision has been made for the amount of commissions receivable relating to services rendered to the Social Security (INSS), comprising the period from January to December 2002, in the amount of R$ 36,992 in ITAU and R$ 49,829 in ITAU CONSOLIDATED. In 2002, R$ 27,758 thousand was received in ITAU and R$ 46,921 thousand in ITAU CONSOLIDATED, relating to taxes comprising the period from May to November 2000 (in 2001, it was received R$ 19,234 thousand in ITAU and R$ 46,093 thousand in ITAU CONSOLIDATED, relating to taxes comprising the period from August 1999 to April 2000).

g)	According to the conditions approved by the collective negotiation, the amounts relating to profit sharing were as follows:

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002	01/01 to 12/31/2001

Profit sharing for the year	190,948	189,660	232,839	224,958
Prior-year adjustments	(16,895)	35,583	(7,609)	36,667
Tax effects	(59,177)	(76,582)	(75,679)	(82,339)
Net tax effects	114,876	148,661	149,551	179,286

Banco Itau — Complete Financial Statements / December 31, 2002	74

h)	ITAU has established an Employee Stock Option Plan to provide an incentive for executives to focus on the future success of ITAU over the medium and long-term.

At December 31, 2002, the activity of options was as follows:

				Lots of thousand shares
Issuance		Vesting period until	Exercise period until	Exercise price as of December 31, 2002 (R$1)	Granted	Exercised	Cancelled	Not exercised
N.	Date
1st	05/15/1995	12/31/1997	12/31/2000	55.19	146,000	135,000	11,000	-
	05/15/1995	12/31/1997	12/31/2001	55.19	136,000	136,000	-	-
	07/30/2001	12/31/1997	12/31/2001	55.19	3,000	3,000	-	-
2nd	04/29/1996	12/31/1998	12/31/2001	59.47	105,000	105,000	-	-
	04/29/1996	12/31/1998	12/31/2002	59.47	240,000	230,000	10,000	-
	04/29/1996	12/31/1998	12/31/2003	59.47	252,000	238,000	-	14,000
3rd	02/17/1997	12/31/2001	12/31/2004	77.22	533,000	474,000	7,000	52,000
	06/22/2001	12/31/2001	12/31/2004	77.22	8,000	8,000	-	-
	07/30/2001	12/31/2001	12/31/2004	77.22	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	77.22	8,500	3,000	-	5,500
	12/28/2001	12/31/2001	12/31/2004	77.22	500	500	-	-
	02/08/2002	12/31/2001	12/31/2004	77.22	3,000	3,000	-	-
4th	02/09/1998	12/31/2002	12/31/2005	89.41	43,500	13,500	-	30,000
	02/09/1998	12/31/2002	12/31/2005	89.59	535,000	54,500	8,000	472,500
	06/22/2001	12/31/2002	12/31/2005	89.59	7,000	-	-	7,000
	30/07/2001	12/31/2002	12/31/2005	89.59	3,000	-	-	3,000
	12/28/2001	12/31/2002	12/31/2005	89.59	500	-	-	500
	02/08/2002	12/31/2002	12/31/2005	89.59	4,000	-	-	4,000
5th	02/22/1999	12/31/2003	12/31/2006	105.45	34,000	7,500	-	26,500
	02/22/1999	12/31/2003	12/31/2006	105.62	464,100	42,400	3,400	418,300
	06/22/2001	12/31/2003	12/31/2006	105.62	7,000	-	-	7,000
	07/30/2001	12/31/2003	12/31/2006	105.62	3,000	-	-	3,000
	10/16/2001	12/31/2003	12/31/2006	105.62	5,000	-	-	5,000
	12/28/2001	12/31/2003	12/31/2006	105.62	500	-	-	500
	02/08/2002	12/31/2003	12/31/2006	105.62	5,000	-	-	5,000
6th	02/14/2000	12/31/2004	12/31/2007	161.23	533,200	33,260	8,900	491,040
	06/22/2001	12/31/2004	12/31/2007	161.23	7,000	-	-	7,000
	10/16/2001	12/31/2004	12/31/2007	161.23	5,000	-	-	5,000
	12/28/2001	12/31/2004	12/31/2007	161.23	500	-	-	500
	02/08/2002	12/31/2004	12/31/2007	161.23	6,000	-	-	6,000
7th	02/19/2001	12/31/2005	12/31/2008	208.96	510,000	2,000	8,800	499,200
	02/19/2001	12/31/2005	12/31/2008	207.95	22,000	-	-	22,000
	10/16/2001	12/31/2005	12/31/2008	207.95	5,000	-	-	5,000
8th	03/04/2002	12/31/2006	12/31/2009	199.28	534,150	-	7,100	527,050
	03/04/2002	12/31/2006	12/31/2009	198.07	9.000	-	-	9,000
				Total	4,182,450	1,492,660	64,200	2,625,590

The exercise price at grant date of each series is determined taking into consideration the average share prices on Sao Paulo Stock Exchange a minimum period of one month and a maximum of three months prior to the date of issuing the options, with adjustment of up to 20% above or below. The excise price is then readjusted using the IGP-M up to the month prior to exercising the option.

Banco Itau — Complete Financial Statements / December 31, 2002	75

Note 21 - Additional Information on Affiliates and Subsidiaries

In order to permit a better analysis of the financial situation of the group, we present below a summary of accounting information, which has been consolidated according to the activities of the respective companies, as well as foreign branches and financial institutions in the country.

a) Consolidated credit card companies and insurance, capitalization and pension funds companies information

	Credit card companies (1)		Insurance, capitalization and pension funds companies (2)

	12/31/2002	12/31/2001	12/31/2002	12/31/2001
Assets
Current and long-term assets
Cash and cash equivalents	21,810	22,964	28,301	22,328
Short-term interbank deposits	670,386	-	-	-
Securities	138,729	350,885	4,799,986	3,512,165
Insurance receivable	-	-	537,630	459,411
Credit portfolio	2,509,892	2,349,386	-	-
Credit operations	1,181,456	1,216,836	-	-
Credit card operations	1,748,771	1,555,305	-	-
Allowance for possible loan losses	(420,335)	422,755	-	-
Other receivables	507,584	603,542	232,477	186,495
Other assets	6,553	18,126	138,704	124,055
Permanent assets
Investments	1,674,077	1,809,794	794,017	1,439,264
Property and equipment	75,328	47,507	219,594	196,526
Deferred charges	18,279	21,817	2,613	4,506
Total	5,622,638	5,224,021	6,753,322	5,944,750

Liabilities
Current and long-term liabilities
Technical provisions - restricted	-	-	502,302	491,600
Insurance operations payable	-	-	139,682	88,244
Credit card operations	2,146,786	2,526,409	-	-
Payable amounts - stores	1,763,246	1,694,211	-	-
Banking financing - card holders	243,868	703,023	-	-
Other liabilities	139,672	129,175	-	-
Borrowings	119,479	148,394	-	-
Taxes and social security	203,526	134,781	317,161	251,891
Other	768,652	583,333	232,964	143,533
Technical provisions - not restricted	-	-	3,900,564	2,732,086
Deferred income	-	-	44	44
Minority interest in subsidiaries	-	-	8,793	1,594
Stockholders' equity
Capital and reserves	1,914,295	1,387,106	1,319,768	1,871,943
Income for the period	469,900	443,998	332,044	363,815
Total	5,622,638	5,224,021	6,753,322	5,944,750

Includes Banerjcard Administradora de Cartoes de Credito Ltda. (only at 12.31.2001, and including income up to 7.31.2001), Itau Personnalite Administradora de Cartoes de Credito e Servicos Ltda., Itaucard Administradora de Cartoes de Credito e Imobiliariany incorporated on 4.01.2002, by Itaucard Financeira S.A. Credito, Financiamento e Investimento), Bemge Administradora de Cartoes de Credito Ltda., Banestado Administradora de Cartoes de Credito Ltda., SISPLAN - Sistema de Processamento de Dados, Planejamento e Admini stracao de Cartoes de Credito Ltda. and, only on 12.31.2002, Itaucard Financeira S.A. Credito, Financiamento e Investimentos and, propo rtionally, Credicard Comercial e Importadora Ltda., Credicard S.A. Administradora de Cartoes de Credito, Redecard S.A. and Orbitall Servic os e Processamento de Informacoes Comerciais Ltda.
Includes Banerj Seguros S.A., Itau Capitalizacao S.A., Itau Previdencia e Seguros S.A., Itau Seguros S.A., Bemge Seguradora S.A., Capitaliza -Empresa de Capitalizacao S.A., Cia. de Seguros Gralha Azul, Parana Cia. de de Saude S/C Ltda. - companies regulated by the Insurance Company Regulatory Agency (SUSEP).

Banco Itau — Complete Financial Statements / December 31, 2002	76

b) Foreign subsidiaries

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)

	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002	12/31/2001

Assets
Current and long-term assets
Cash and cash equivalents	88,027	19,467	144,653	159,376	41,290	42,059
Short-term interbank deposits	1,054,887	1,222,223	14,129	16,303	2,957,402	1,257,790
Money market	192,707	-	-	-	-	-
Interbank deposits	862,180	1,222,223	14,129	16,303	2,957,402	1,257,790
Securities	4,168,882	3,478,226	325,530	290,336	1,623,752	1,046,703
Brazil	1,086,486	2,158,769	-	-	19,463	29,063
Federal Government	300,615	601,137	-	-	-	-
Financial institutions	785,871	1,557,632	-	-	19,463	29,063
Other	3,082,396	1,319,457	325,530	290,336	1,604,289	1,017,640
Interbank and interbranch accounts	-	3	7,064	93,745	-	-
Loans and leasing operations	6,120,969	4,503,778	323,301	655,987	2,540,426	1,289,063
Foreign exchange loans	6,081,352	4,503,778	-	64,475	1,899,160	757,235
Other	39,617	-	323,301	591,512	641,266	531,828
Prepaid expenses	93,314	41,551	1,868	1,558	2,456	1,086
Other assets	484,189	496,292	107,000	190,880	2,335,430	39,433
Permanent assets
Investments	3,666	-	4,587	4,235	12,576	23,515
Property and equipment	1,485	993	63,699	145,237	10,280	5,261
Deferred charges	2,807	1,071	53,426	5,109	133	242
Total	12,018,226	9,763,604	1,045,257	1,562,766	9,523,745	3,705,152

Liabilities and stockholders' equity
Current and long-term liabilities
Deposits	1,522,497	647,594	581,906	998,334	3,715,085	2,348,627
Demand deposits	27,116	7,081	192,866	210,883	6,455	4,107
Savings accounts	-	-	84,064	476,661	-	-
Interbank deposits	61,728	179,168	6,242	12,848	231,701	167,011
Time deposits	1,433,653	461,345	298,734	297,942	3,476,929	2,177,509
Money market	378,650	491,675	-	-	859,388	354,827
Funds from acceptances of securities	1,180,837	1,009,495	-	-	790,363	205,583
Interbank and interbranch accounts	-	-	-	-	-	-
Borrowings	4,083,461	4,435,264	38,571	22,957	784,135	221,552
Derivative financial instruments	41,351	-	-	-	23,401	-
Other liabilities	3,010,828	891,876	86,858	195,174	2,525,084	146,384
Deferred income	17,077	21,370	-	-	1,080	664
Minority interest in subsidiaries	-	-	-	-	-	-
Stockholders' equity
Capital and reserves	1,916,003	2,334,596	156,157	343,940	793,222	390,215
Income from the period	(132,478)	(68,266)	181,765	2,361	31,987(9)	37,300
Total	12,018,226	9,763,604	1,045,257	1,562,766	9,523,745	3,705,152

	Banco Itaú Europa Luxembourg S.A. Consolidated (3)		Itau Bank, Ltd.		IFE - Banco Bemge (Uruguay) S.A.

	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002	12/31/2001

Assets
Current and long-term assets
Cash and cash equivalents	13,197	13,651	17,784	22,129	2,779	1,385
Short-term interbank deposits	639,500	274,831	805,800	156,421	135,047	47,454
Money market	-	-	23,148	-	-	-
Interbank deposits	639,500	274,831	782,652	156,421	135,047	47,454
Securities	9,113	8,467	1,008,459	1,031,954	-	33,521
Brazil	3,032	4,707	190,684	487,085	-	16,990
Federal Government	-	-	2,726	216,269	-	-
Financial institutions	3,032	4,707	187,958	270,816	-	16,990
Other	6,081	3,760	817,775	544,869	-	16,531
Interbank and interbranch accounts	-	-	-	-	1,785	1,183
Loans and leasing operations	176,632	60,878	971,635	141,768	5,145	49,932
Foreign exchange loans	-	-	924,430	141,768	174	49,932
Other	176,632	60,878	47,205	-	4,971	-
Prepaid expenses	149	75	1,320	5,155	-	-
Other assets	428	1,783	140,417	293,990	18,096	704,209
Permanent assets
Investments	21,461	5,170	1,542,613	88,947	-	-
Property and equipment	1,450	708	157	125	134	121
Deferred charges	1,832	1,914	31	31	49	30
Total	863,762	367,477	4,488,216	1,740,520	163,035	837,835

Liabilities and stockholders' equity
Current and long-term liabilities
Deposits	743,991	292,414	370,355	634,824	1,767	52,201
Demand deposits	484,774	182,224	4,081	141	1,767	458
Savings accounts	-	-	-	-	-	-
Interbank deposits	69,152	39,414	157,390	235,221	-	51,743
Time deposits	190,065	70,776	208,884	399,462	-	-
Money market	-	-	18,388	158,765	-	-
Funds from acceptances of securities	-	-	5,017	98,734	-	-
Interbank and interbranch accounts	-	-	-	-	-	-
Borrowings	-	-	-	11,926	-	-
Derivative financial instruments	1,529	-	38,743	-	-	-
Other liabilities	17,261	12,189	1,422,194	42,771	18,009	696,687
Deferred income	-	-	-	2,638	-	-
Minority interest in subsidiaries	1	2	-	-	-	-
Stockholders' equity
Capital and reserves	94,645	56,033	2,600,516	769,606	135,440	74,853
Income from the period	6,335	6,839	33,003	21,256	7,819	14,094
Total	863,762	367,477	4,488,216	1,740,520	163,035	837,835

	Banco del Paraná S.A.		Non-financial (4)		Subsidiaries Banco BBA-Creditanstalt S.A.
					Financial (5)	Non-financial (6)

	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002

Assets
Current and long-term assets
Cash and cash equivalents	787	5,829	28,171	3,820	10,582	248
Short-term interbank deposits	6,426	25,573	99,227	15,043	1,929,745	-
Money market	-	-	-	-	-	-
Interbank deposits	6,426	25,573	99,227	15,043	1,929,745	-
Securities	-	-	3,982	78,494	2,994,148	19,262
Brazil	-	-	759	21,657	2,452,664	-
Federal Government	-	-	759	28	417,728	-
Financial institutions	-	-	-	21,629	2,034,936	-
Other	-	-	3,223	56,837	541,484	19,262
Interbank and interbranch accounts	8,436	17,633	-	-	-	-
Loans and leasing operations	14,654	31,388	-	10	1,801,505	-
Foreign exchange loans	2,019	31,388	-	10	12,314	-
Other	12,635	-	-	-	1,789,191	-
Prepaid expenses	-	-	6	1	16,459	374
Other assets	3,508	7,516	775,481	490,989	265,249	2,531
Permanent assets
Investments	686	680	4,420,911	1,686,609	373	32,785
Property and equipment	612	1,007	807	458	193	47
Deferred charges	75	240	2,588	1,883	116	16
Total	35,184	89,866	5,331,173	2,277,307	7,018,370	55,263

Liabilities and stockholders' equity
Current and long-term liabilities
Deposits	23,503	75,265	-	16,933	1,556,212	-
Demand deposits	6,612	30,010	-	-	543,831	-
Savings accounts	5,690	18,802	-	-	-	-
Interbank deposits	-	-	-	-	-	-
Time deposits	11,201	26,453	-	16,933	1,012,381	-
Money market	-	-	-	-	-	-
Funds from acceptances of securities	-	-	-	-	676,480	-
Interbank and interbranch accounts	80	47	-	-	-	-
Borrowings	-	-	186,051	53,363	2,734,548	-
Derivative financial instruments	-	-	-	-	427,772	-
Other liabilities	1,847	3,070	85,566	44,447	250,440	1,059
Deferred income	-	-	1,697	277	16,768	-
Minority interest in subsidiaries	-	-	499	284	-	-
Stockholders' equity
Capital and reserves	26,251	20,370	4,940,721	2,011,809	1,356,150	54,204
Income from the period	(16,497)	(8,886)	116,639	150,194	-	-
Total	35,184	89,866	5,331,173	2,277,307	7,018,370	55,263

	FOREIGN CONSOLIDATED (8)

	12/31/2002 (7)	12/31/2002	12/31/2001

Assets
Current and long-term assets
Cash and cash equivalents	337,507	326,749	263,511
Short-term interbank deposits	7,122,495	5,192,751	2,713,518
Money market	215,854	215,854	-
Interbank deposits	6,906,641	4,976,897	2,713,518
Securities	9,931,938	6,937,790	5,702,272
Brazil	3,753,089	1,300,426	2,718,057
Federal Government	721,828	304,100	817,434
Financial institutions	3,031,261	996,326	1,900,623
Other	6,178,849	5,637,364	2,984,215
Interbank and interbranch accounts	17,285	17,285	112,565
Loans and leasing operations	11,784,850	9,983,344	6,696,991
Foreign exchange loans	8,909,837	8,897,523	2,940,648
Other	2,875,013	1,085,821	3,756,343
Prepaid expenses	116,693	99,859	48,874
Other assets	4,117,699	3,850,377	1,656,294
Permanent assets
Investments	1,501,111	1,544,957	288,876
Property and equipment	79,772	79,533	153,909
Deferred charges	61,665	61,532	10,520
Total	35,071,015	28,094,177	17,647,330

Liabilities and stockholders' equity
Current and long-term liabilities
Deposits	7,954,814	6,417,935	4,640,028
Demand deposits	1,245,195	701,435	429,252
Savings accounts	89,753	89,753	495,463
Interbank deposits	369,828	369,828	456,699
Time deposits	6,250,038	5,256,919	3,258,614
Money market	1,256,426	1,256,426	1,005,268
Funds from acceptances of securities	2,570,509	1,894,029	1,259,876
Interbank and interbranch accounts	80	80	47
Borrowings	7,657,476	4,922,927	4,709,250
Derivative financial instruments	532,796	105,024	-
Other liabilities	7,289,100	7,038,060	1,402,226
Deferred income	36,350	19,583	24,257
Minority interest in subsidiaries	158,822	151,972	78,819
Stockholders' equity
Capital and reserves	7,884,569	6,558,068	4,402,554
Income from the period	(269,927)	(269,927)	125,005
Total	35,071,015	28,094,177	17,647,330

(1)	Grand Cayman and New York branches.
(2)	Banco Itau Europa, S.A. and BIE - Bank & Trust, Ltd.
(3)	Banco Itau Europa Luxembourg S.A., Banco Itau Europa - Fund Management Company, S.A. and, only at 12.31.2002, BIEL Fund Mana gement Company S.A.
(4)	Afinco - Americas Madeira, SGPS Limitada, Banctec Informatica S.A. (only at 12.31.2001, including erseas Cayman, income up Ltd., to Externalizacion 3.31.2001), BFB Global Overseas S.A.,Inc., Inversora BFB Ov del Buen Ayre S.A., Itau Europa, SGPS, S.A., Itausa Portugal - SGPS, S.A., ITH Zux Cayman Company Ltd. (only at 12.31.2001, including income up to 9.30.2001), Itau Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, S.A., BIEL Holding AG, IPI - Itausa Portugal Investimentos, SGPS Ltda., It au Europa Luxembourg Advisory Holding Company S.A., Itausa Madeira - Investimentos, SGPS, Ltda, Agate SaRL, nd, only at 12.31.2002, ITB Holding Itau Brazil Ltd., Inc, Topaz Jasper Holding Internacional Ltd., Investiment LLC, Itau International Investment LLC and Itrust Servicios Financieros S.A.
(5)	BBA Creditanstalt Bank Ltd., Banco BBA - Creditanstalt S.A. Nassau Branch and Banco BBA - Creditanstalt - Uruguay branch.
(6)	Mundostar S.A., BBA Representaciones S.A., Karen International Limited and Nevada Woods S.A.
(7)	Includes companies controlled by BBA.
(8)	Information on foreign consolidated presents net balances of eliminations from consolidation.
(9)	The difference in relation to income for the period recorded in the Management Report (R$ 82 million), refers to the exchange variation of the participation in BIE Bank & Trust in the amount of R$ 50 million, which, according to Portuguese accounting standars is recorded in stockholders equity.

Banco Itau — Complete Financial Statements / December 31, 2002	77

c) Banco Itau Buen Ayre

I	- “Pesification” effects

Considering the economic measures adopted by the Argentine government up to the moment, the adjustments arising from the “pesification”, using the exchange rate of P$ 3.37684 per US dollar, were totally absorbed by provisions constituted in prior years in ITAU - Brasil. Management does not expect a material impact from the Investment on Itau Buen Ayre on ITAU’s results for 2003.

In the table below we show the effects of “pesification” on the results and balance sheet for December 31, 2002 of Banco Itau Buen Ayre and ITAU CONSOLIDATED:

	12/31/2001 (1)	12/31/2002 (2)		Variations

Assets
Current and long-term assets
Cash and cash equivalents	159,376	144,653		(14,723)
Short-term interbank deposits	16,303	14,129		(2,174)
Marketable securities	290,336	325,530	(3)	35,194
Interbank and interbranch accounts	93,745	7,064		(86,681)
Loan operations	655,987	323,301		(332,686)
Loans and financings	732,254	476,444		(255,810)
(-) Allowance for loan losses	(76,267)	(153,143)		(76,876)
Other assets	192,438	108,868		(83,570)
Permanent assets
Investments	4,235	4,587		352
Property, plant and equipment	145,237	63,699		(81,538)
Deferred charges	5,109	53,426		48,317
Total	1,562,766	1,045,257		(517,509)

Liabilities
Current and long-term liabilities
Deposits	998,334	581,906		(416,428)
Demand deposits	210,883	192,866		(18,017)
Savings accounts	476,661	84,064		(392,597)
Interbank deposits	12,848	6,242		(6,606)
Time deposits	297,942	298,734		792
Borrowings and onlendings	22,957	38,571		15,614
Other liabilities	195,174	86,858		(108,316)
Stockholders' equity	346,301	337,922		(8,379)	(4)
Total	1,562,766	1,045,257		(517,509)

(1)	ThestatementswerepreparedinaccordancewiththerulesinforceatDecember31,2001,convertedattheparityof 1/1betweenthe Argentine Peso and the US dollar, and already reflected reinforcement of the Allowance for Loan Losses in the amount of P$ 15,000.
(2)	The statements at December 31, 2002 already reflect the “pesification” effects and consider:
a)	the conversion of operations contracted using the free USD rate at the quotation of P$ 3.37684;
b)	the conversion of operations contracted using the commercial USD rate at the quotation of P$ 1.40;
c)	the recording of bonds foreseen by Argentine authorities to offset losses from the “pesification” of Loan Operations, estimated at R$ 78,218, at 30% of their face value R$ 23,466;
d)	the conversion to R$ considers the devaluation of all operations, after the conversion mentioned above, at the quotation of P$ 3.37684 per USD.
(3)	Includes R$ 32,546in Argentinegovernmentsecurities (compulsory deposits) and R$ 23,466in bonds to compensate for losses on loan operations resulting from “pesification”.
(4)	The effects of the increment in Stockholders’ equity of R$ (8,379) included in ITAU - Brasil are attributable to:
a)	R$(10,761)relatingtothe“pesification“process thatwas fully absorbedby theprovisionpreviouslyestablishedin Itau-Brasil taking the following into consideration:
I)	the reinforcement of the valuation allowance recorded in Itau Buen Ayre in the amount of R$ (30,628);
II)	equity gains in P$ arising from the conversion process in the amount of R$ 210,011; and
III)	the exchange rate loss in the conversion to R$, after the “pesification” process, in the amount of R$ (190,144); and
b)	R$ 2,382 in recurring income of Itau Buen Ayre in the year.

Banco Itau — Complete Financial Statements / December 31, 2002	78

II	- Credit Portfolio and Allowance for Loan Losses after the “Pesification” Effects

12/31/2002
Portfolio balance				Total allowance
Risk level	Individuals	Corporates (*)	Total	Individuals			Corporates			Total
				Minimum required	Additional	Total	Minimum required	Additional	Total

AA	-	71,435	71,435	-	-	-	-	-	-	-
A	-	54,175	54,175	-	-	-	271	-	271	271
B	70,029	35,129	105,158	700	14,982	15,683	351	-	351	16,034
C	1,180	27,235	28,415	35	1,145	1,180	817	-	817	1,997
D	1,025	106,830	107,855	102	922	1,025	10,683	13,728	24,411	25,436
E	1,153	2	1,155	346	807	1,153	1	1	2	1,155
F	1,654	75,038	76,693	827	827	1,654	37,519	37,519	75,038	76,693
G	1,298	4	1,302	909	389	1,298	3	1	4	1,302
H	29,969	287	30,256	29,969	-	29,969	287	-	287	30,256
TOTAL	106,308	370,136	476,444	32,889	19,074	51,962	49,932	51,249	101,181	153,143

(*)	Includes R$ 369,812 thousand in operations contracted with corporate companies, which are subsidiaries of foreign companies.

III	- Risk in Credit Portfolio

Considering the present economic scenario of Argentina and based on information available so far, Management quantified the minimum and maximum loss of Credit Portfolio shown in item II above:

	Portfolio balance	Minimum	Maximum

Individuals	106,308	26,577	74,416
Corporates - Argentine subsidiaries of multinational companies	370,136	9,253	74,027
Total	476,444	35,831	148,443
Total allowance in Itaú Buen Ayre	-	153,143	153,143
Shortage (surplus)		(117,313)	(4,700)

IV	- “Redolarization” Effects

In March 2003, in a lawsuit filed in Provincia de San Luis against Banco de La Nacion Argentina, the Supreme Court of Justice of Argentina decided to return to the Provincia a fixed term deposit in US dollar reverting the effects of “pesification” of deposits made at the time of devaluation of Argentine peso in relation to the US dollar. Although it relates to the first court decision in favor of the “redolarization” of deposits, it was a very important decision. In case of any similar decision involving the customers of Banco Itau Buen Ayre S.A., the estimated risk for the institution would be approximately R$ 60,000.

Banco Itau — Complete Financial Statements / December 31, 2002	79

d) Main Domestic Financial Institutions

	BANERJ (1)		BEG (2)		BEMGE (3)		BANESTADO (4)		BBA (5)
	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002	12/31/2001	12/31/2002

Assets
Current and long-term assets
Cash and cash equivalents	155,035	210,593	6,444	35,660	8,181	8,981	38,989	32,837	26,192
Interbank deposits	9,505,735	1,447,518	219,431	32,513	1,712,782	1,771,593	720,159	132,633	5,747,820
Securities	3,204,765	722,643	75,260	707,530	372,585	144,521	448,848	319,975	4,442,678
Interbank accounts	1,045,693	506,662	9,912	79,121	127,810	113,322	258,460	334,930	197,829
Interbranch accounts	443	32,151	3,838	760		-	443	79	-
Loans and leasing operations	2,420,078	1,139,103	78,528	234,399	28,198	35,950	473,903	753,100	6,126,217
Other receivables	5,286,517	374,220	202,997	199,033	713,071	736,759	1,543,459	1,855,363	1,878,186
Other assets	302,840	193,547	10,372	7,075	25,329	6,208	111,405	95,236	33,087
Permanent assets
Investments	832,363	15,549	1,254	1,305	3,030	13,491	22,296	30,816	73,461
Property and equipment	166,853	163,201	10,985	22,435	4,717	13,075	53,726	75,154	31,182
Deferred charges	32,309	81,569	17	310	682	1,351	9,878	8,675	10,323
Total	22,952,631	4,886,756	619,038	1,320,141	2,996,385	2,845,251	3,681,566	3,638,798	18,566,975

Liabilities and stockholders' equity
Current and long-term liabilities
Deposits	7,295,046	3,193,138	262,024	631,766	745,796	711,929	1,989,379	1,538,064	5,222,318
Money market	716,550	205,877	-	313,230	-	-	21,809	50,059	2,408,198
Funds from acceptance and issuance of securities	4,797,942	-	-	-	-	-	126	30,479	1,155,230
Interbank accounts	106	6	27	361	106	189	-	342	31,344
Interbranch accounts	27,067	13,504	-	628	1,063	1,892	7,042	4,212	14,359
Borrowings and onlendings	126,136	22,957	-	1,677	-	-	6,668	7,138	3,816,122
Local onlendings - Official institutions	129,629	486	7,474	5,796	-	-	129,336	190,793	1,226,391
Technical provisions for insurance operations - restricted	170	-	-	-	-	-	170	3,616	-
Derivative financial instruments	9,771	-	-	-	-	-	106	-	1,054,757
Other liabilities	5,965,908	503,279	177,708	211,606	351,754	308,205	929,273	1,167,277	1,686,297
Technical provisions for insurance operations - not restricted	19,079	-	-	-	-	-	19,079	45,568	-
Deferred income	1,562	184	-	1,126	6	6	836	4,114	24,116
Minority interest in subsidiaries	916,023	192,911	66	-	12,706	11,879	1,238	4,544	63,359
Stockholders' equity
Capital and reserves	2,492,772	578,444	160,842	218,421	1,844,873	1,624,321	580,405	435,155	1,436,541
Net income for the period	454,870	175,970	10,897	(64,470)	40,081	186,830	(3,901)	157,437	427,943
Total	22,952,631	4,886,756	619,038	1,320,141	2,996,385	2,845,251	3,681,566	3,638,798	18,566,975

(1)	Includes Banco Banerj S.A., Banerjcard Administradora de Cartoes de Credito Ltda. (only at 12.31.2001, including income up to 7.31.2001), Banco Itau Buen Ayre S.A.(on 12.31.2002, including income up to 6.30.2002), Externalizacion Global S.A., Inversora del Buen Ayre S.A.(on 12.31.2002, including income up to 6.30.2002), Figueira Administracao e Participacoes Ltda. (only at 12.31.2001, including income up to 4.30.2001) and, only at 12.31.2002, Itaucard Administradora de Cartoes de Credito e Imobiliaria Ltda. (up to 3.31.2002) and Itaucard Financeira S.A. Credito e Financiamento e Investimento e Controladas and, as from 11.01.2002, Banco Bemge S.A. and subsidiaries, Banco Banestado S.A. and subsidiaries, due to the corporate reorganization process in which Banerj became the controller, explaining the significant increase of assets when compared to December 31, 2001.
(2)	Includes Banco BEG S.A., BEG - Distribuidora de Titulos e Valores Mobiliarios S.A. and SISPLAN - Sistema de Processamento de Dados, Planejamento e Administracao de Cartoes de Credito Ltda.
(3)	Includes Banco Bemge S.A., Bemge Administradora de Cartoes de Credito Ltda., Investimentos Bemge S.A., Lineinvest Participacoes S.A. (the new company name of Guaxinim Administracao e Participacoes Ltda.) and, only at December 31, 2001, Itaucard Financeira S.A. Credito, Financiamento e Investimento and IFE - Banco Bemge (Uruguay) S.A.
(4)	Includes Banco Banestado S.A., Asban S.A. Participacoes, Banco Del Parana S.A., Banestado Administradora de Cartoes de Credito Ltda., Banestado Leasing S.A. -Arrendamento Mercantil, Banestado Corretorade Valores Mobiliarios S.A., Banestado S.A. -Participacoes, Administracao e Servicos, Capitaliza - Empresa de Capitalizacao S.A. and, only at December 31, 2002, Melro Administracao e Participacoes Ltda.
(5)	Includes Banco BBA Creditanstalt S.A., BBA Representaciones S.A., BBA Trading S.A., IF Participacoes S/C Ltda., Karen International Limited, Nevada Woods S.A., BBA Alocacao de Ativos S.A., BBA Corretora de Titulos e Valores Mobiliarios S.A., BBA Creditanstalt Financas Representacoes, BBA Holding S.A., BBA Investimentos Distribuidora de Titulos e Valores Mobiliarios S.A., Fina Promocao e Servicos S.A., Finaustria Arrendamento Mercantil S.A., Finaustria Assessoria, Administracao e Servicos de Credito S/C Ltda., Finaustria Cia de Credito, Financiamento e Investimento, Finaustria Participacoes Ltda, BBA Creditanstalt Bank Ltd. and Mundostar S.A.

Banco Itau — Complete Financial Statements / December 31, 2002	80

Note 22 - Statement of Cash Flow

We present below the Statement of Cash Flow prepared by the Indirect Method

	ITAÚ		ITAÚ CONSOLIDATED
	01/01 to 12/31/2002	01/01 to 12/31/2001	01/01 to 12/31/2002		01/01 to 12/31/2001
			WITH BBA	WITHOUT BBA

Operating activities
Net income	2,214,780	2,872,224	2,376,723	2,376,723	2,389,468
Provision for devaluation of securities and derivatives	959,267	(188,499)	817,534	817,534	(68,302)
Adjustment to Market Values of Derivatives Liabilities	(247,084)	-	(240,620)	(240,620)	-
Provision for loan losses	1,417,668	773,911	2,565,830	2,565,830	1,444,868
Change in technical provision for insurance, pension plan and capitalization	-	-	1,384,722	1,384,722	865,044
Assets deferred income tax	(677,288)	(63,432)	(668,107)	(668,107)	(65,260)
(Reversal) Provision for losses and other assets	2,215	(11,651)	(21,103)	(21,103)	(30,530)
(Income) Deficit on the disposal of assets	(31,642)	30,821	(12,045)	(12,045)	68,222
Amortization of goodwill	1,364,447	165,451	1,344,123	1,344,123	621,695
Equity in the results of subsidiaries and associated companies	(1,598,101)	(1,683,079)	(477,114)	(477,114)	(11,668)
(Gain) Loss on currency translation	-	-	189,239	189,239	(6,383)
Extraordinary Result from Affiliated Companies	-	(404,029)	-	-	-
(Gain) Loss on the disposal of investments	275	(3,437)	2,711	2,711	(2,265)
(Reversal) Provision for losses on other investments and tax incentives	147,614	-	225,018	225,018	237
Depreciation and amortization	471,356	405,978	551,971	551,971	489,698
Minority interest results	-	-	392,444	392,444	86,510
Change in assets and liabilities
(Increase) decrease in interbank investments	(2,565,047)	(1,212,714)	(6,904,847)	(2,454,864)	(1,346,296)
(Increase) decrease in securities	(1,717,048)	(56,836)	(6,681,318)	(2,460,257)	690,498
(Increase) decrease in Brazilian Central Bank compulsory deposits	(5,059,744)	(695,008)	(5,210,179)	(5,013,090)	(680,614)
(Increase) decrease in interbank and interbranch accounts	329,789	(38,776)	333,933	288,969	(42,649)
(Increase) in loan operations	(1,708,612)	(5,416,447)	(10,439,492)	(4,417,538)	(6,397,011)
(Increase) decrease in leasing operations	64,952	(189,574)	350,479	440,799	(410,113)
(Increase) in other credits and other assets	206,476	(3,780,470)	(3,376,732)	(1,471,077)	(5,370,968)
(Decrease) increase in technical provisions for insurance, pension plan and capitalization	-	-	(205,542)	(205,542)	(403,408)
(Decrease) increase in other liabilities	39,313	4,548,693	3,006,712	1,496,740	5,717,983
(Decrease) increase in deferred income	1,166	10,268	27,339	3,223	2,728
Net cash provided by (invested) in operating activities	(6,385,248)	(4,936,606)	(20,668,321)	(5,361,311)	(2,458,516)
Investment activities
Interest on own capital/Dividends received	431,300	1,163,326	-	-	-
Sale of non-operating assets	59,888	95,019	313,354	313,354	686,509
Disposal of investments	2,009,129	689,716	42,990	42,990	31,642
Disposal of assets in use	207,087	73,175	298,607	298,607	162,895
Decrease in deferred charges	-	-	17,440	17,440	5,987
Purchase of non-operating assets	(68,684)	(72,815)	(310,301)	(290,739)	(588,180)
Purchase of investments	(2,833,755)	(323,682)	(206,886)	(1,982,010)	(62,176)
Goodwill in investments	(857,159)	(618,561)	(1,368,512)	(1,368,512)	(621,695)
Purchase of assets in use	(452,072)	(477,618)	(637,551)	(606,369)	(672,053)
Investments in deferred charges	(107,970)	(179,142)	(161,949)	(151,626)	(154,252)
Change in minority interest	-	-	36,363	(42,897)	(22,418)
Net cash provided by (invested) in investment activities	(1,612,236)	349,418	(1,976,445)	(3,769,762)	(1,233,741)
Financing activities
Increase (decrease) in deposits	6,489,431	1,288,433	10,666,153	6,331,244	455,774
Increase (decrease) in funds obtained in the open market	(1,620,031)	1,067,677	(648,179)	(2,424,331)	1,351,373
Increase (decrease) in funds from issue of securities	131,653	626,847	1,649,193	493,964	(60,950)
Increase (decrease) in borrowings and onlendings	(74,893)	2,459,305	5,398,291	355,778	2,300,992
Increase in derivative financial instruments liabilities	1,239,471	-	2,199,260	1,144,503	-
Increase in liabilities for subordinated debts	2,683,936	823,687	4,274,093	4,097,769	1,432,831
Reversal of provision for interest on own capital	1,463	-	1,463	1,463	-
Granting for exercised equity options	33,435	12,230	33,435	33,435	12,230
Receipt of donation of assets	-	32	-	-	32
Share subscription	57,050	121	57,050	57,050	121
Purchase of own shares	(222,758)	(656,304)	(222,758)	(222,758)	(656,304)
Prior year adjustments of securities and derivatives - Circulars 3068/01 and 3082/02	24,022	-	24,022	24,022	-
Variation of market value for the period	39,818	-	39,818	39,818	-
Interest on own capital paid and/or provisioned	(828,579)	(807,700)	(828,579)	(828,579)	(807,700)
Net cash provided by (invested) in financing activities	7,954,018	4,814,328	22,643,262	9,103,378	4,028,399
Increase in cash and cash equivalents, net	(43,466)	227,140	(1,504)	(27,695)	336,142
At the beginning of the year	1,519,104	1,291,964	1,895,760	1,895,760	1,559,618
At the end of the year	1,475,638	1,519,104	1,894,256	1,868,065	1,895,760
Increase in cash and cash equivalents, net	(43,466)	227,140	(1,504)	(27,695)	336,142

Banco Itau — Complete Financial Statements / December 31, 2002	81

Report of Itaubanco’s Internal Controls Committee

1.	In conformity with Resolution of the Brazilian Central Bank, in 1999 Banco Itau S/A started to implement an Internal Controls System to assure an adequate control of credit, market and operational risks inherent to the banking activity.

The Committee, created by a resolution of the Stockholders’ Meeting, must evaluate the reliability of the System implemented by the Board of Directors and verify whether the Bank’s operations and businesses comply with the regulatory provisions and business policy of the Institution. It also must issue opinions about the conclusions and recommendations of the semiannual reports presented by the Internal Audit regarding the implementation and results already reached by the System. These opinions must be submitted to the plenary of the Administrative Council.

2.	During the second six-month period to which this REPORT refers, with the help of the Internal Audit we followed up the appreciable development of the System of risk management, which was attained both through realizations in the corporate level and through own initiatives of the executive areas to improve the operational processes and business’ security.

3.	The Internal Audit’s report of February 21, 2003 was presented to us describing in detail the marked progress attained by the System in the identification of risks and their effective controls, furthermore it also makes appropriate recommendations of general or specific nature to the executive areas.

On this basis, in our OPINION the report must be approved by the Council, both regarding its conclusions related to the stage of development of the System and to the recommendations that it presents.

We submit this REPORT to the Administrative Council under the terms of Article 7, N. 3, of the Bank’s Statutes.

Sao Paulo, March 6, 2003.

Carlos da Camara Pestana

Alcides Tapias

Luiz Assumpcao Queiroz Guimaraes

(Minuted in the meeting of the Administrative Council held on March 10, 2003)

Banco Itau — Complete Financial Statements / December 31, 2002	82

Opinion of the Fiscal Council

The members of the BANCO ITAU S.A.’s Fiscal Council, having examined the management report and the financial statements for the year ended December 31, 2002, have verified the correctness of all elements presented which fairly reflect the net equity, financial position and the activities during the period, recommending that they be approved by the Company’s Administrative Council.

Sao Paulo - SP, March 10, 2003

Gustavo Jorge Laboissiere Loyola

Alberto Sozin Furuguem

Iran Siqueira Lima

Banco Itau — Complete Financial Statements / December 31, 2002	83

Report of Independent Accountants

March 7, 2003

[PriceWaterhouseCoopers Logo]

To the Board of Directors and Stockholders

Banco Itau S.A.

1.	We have audited the accompanying financial statements of Banco Itau S.A. and of Banco Itau S.A. and subsidiary companies as of December 31, 2002 and 2001, prepared under the responsibility of the management of the Bank. Our responsibility is to express an opinion on these financial statements.

2.	We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiary companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3.	In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itau S.A. and of Banco Itau S.A. and subsidiary companies at December 31, 2002 and 2001 and the results of operations, the changes in stockholders’ equity and the changes in financial position of the Bank for the years then ended and the sixmonth period ended December 31, 2002, as well as the consolidated results of operations and the consolidated changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

/s/ PricewaterhouseCoopers	/s/ Ricardo Baldin
PricewaterhouseCoopers	Ricardo Baldin
Auditores Independentes	Partner
CRC 2SP000160/O-5	Contador CRC 1SP110374/O-0

Banco Itau — Complete Financial Statements / December 31, 2002	84

Administrative Council

CHAIRMAN

Olavo Egydio Setubal

VICE-CHAIRMAN

Alfredo Egydio Arruda Villela Filho

Jose Carlos Moraes Abreu

Roberto Egydio Setubal

COUNCILORS

Alcides Lopes Tapias

Carlos da Camara Pestana

Henri Penchas

Jose Vilarasau Salat

Luiz Assumpcao Queiroz Guimaraes

Luiz de Moraes Barros

Maria de Lourdes Egydio Villela

Persio Arida

Roberto Teixeira da Costa

Sergio Silva de Freitas

BOARD OF DIRECTORS

EXECUTIVE GROUP
President and Chief Executive Officer	Legal Consultant	Claudio Rudge Ortenblad
Roberto Egydio Setubal	Luciano da Silva Amaro	Fernando Tadeu Perez
Jose Geraldo Borges Ferreira
Senior Vice-Presidents	Executive Directors	Lywal Salles Filho
Henri Penchas	Helio de Mendonca Lima	Marco Ambrogio Crespi Bonomi
Sergio Silva de Freitas	Joao Jaco Hazarabedian	Paulo Roberto Soares
	Luiz Cristiano de Lima Alves	Sergio Ribeiro da Costa Werlang
Executive Vice-Presidents	Osvaldo do Nascimento
Alberto Dias de Mattos Barretto	Rodolfo Henrique Fischer	Managing Directors
Alfredo Egydio Setubal	Ronald Anton de Jongh	Alberto Fernandes
Antonio Carlos Barbosa de Oliveira	Ruy Villela Moraes Abreu	Aldous Albuquerque Galletti
Antonio Jacinto Matias	Silvio Aparecido de Carvalho	Alexandre de Barros
Humberto Fabio Fischer Pinotti		Alexandre Zakia Albert
Milton Luis Ubach Monteiro	Senior Managing Directors	Almir Vignoto
Renato Roberto Cuoco	Carlos Henrique Mussolini	Aluisio Paulino da Costa

Banco Itau — Complete Financial Statements / December 31, 2002	85

Antonio Carlos Morelli	Jose Antonio Lopes	Marcus Aurelio Mangini
Antonio Sivaldi Roberti Filho	Jose Carlos Quintela de Carvalho	Maria Cristina Lass
Arnaldo Pereira Pinto	Jose Caruso Cruz Henriques	Maria Elizabete Vilaca Lopes
Edelver Carnovali	Jose Valerio Macucci	Marta Alves
Gian Paolo Aslan	Julio Abel de Lima Tabuaco	Maximo Hernandez Gonzalez
Heli de Andrade	Luiz Antonio Fernandes Valente	Osvaldo Ribeiro dos Santos
Jackson Ricardo Gomes	Luiz Antonio Nogueira de Franca	Paschoal Pipolo Baptista
Jaime Augusto Chaves	Luiz Antonio Ribeiro	Patrick Pierre Delfosse
Joao Antonio Dantas Bezerra Leite	Luiz Antonio Rodrigues	Pedro de Alcantara Nabuco de Abreu
Joao Batista Videira Martins	Luiz Eduardo Zago	Ricardo Terenzi Neuenschwander
Joao Costa	Luiz Fernando de Assumpcao Faria	Ronaldo Fiorini
Joaquim Marcondes de A. Westin	Luiz Henrique Campiglia	Vilson Gomes de Brito
Manoel Antonio Granado
Managing Directors	Marcelo Habice da Motta
Jose Alfonso Fuentes Hernandez	Marco Antonio Antunes

ADVISORY COUNCIL	INTERNATIONAL ADVISORY COMMITEE
Daniel Machado de Campos	Olavo Egydio Setubal	Henri Penchas
Fernando de Almeida Nobre Neto	Roberto Egydio Setubal	Isidro Faine Casas
Joaquim Francisco M. de Carvalho	Alberto Dias de Mattos Barretto	Jose Carlos Moraes Abreu
Licio Meirelles Ferreira	Artur Eduardo B.dos Santos Silva	Maria de Lourdes Egydio Villela
Luiz Eduardo Campello	Carlos da Camara Pestana	Roberto Teixeira da Costa
Olavo de Queiroz Guimaraes Filho	Dieter Rampl	Sergio Silva de Freitas

INTERNAL CONTROLS	FISCAL COUNCIL	OPTIONS COMMITEE ITAUBANCO
COMMITEE ITAUBANCO
	Effective Members	Chairman
President	Gustavo Jorge Laboissiere Loyola	Olavo Egydio Setubal
Carlos da Camara Pestana	Alberto Sozin Furuguem
	Iran Siqueira Lima	Members
Effective Members		Carlos da Camara Pestana
Alcides Lopes Tapias	Substitute Members	Jose Carlos Moraes Abreu
Luiz Assumpcao Queiroz Guimaraes	Jose Marcos Konder Comparato	Roberto Egydio Setubal
	Jose Roberto Brant de Carvalho	Roberto Teixeira da Costa
Walter dos Santos

Jose Manuel da Costa Gomes	ALFREDO EGYDIO SETUBAL
CT - CRC 1SP219892/O-0	Investor Relations Director

December 31, 2002

[GRAPHIC OMITTED]

Management Discussion and Analysis

Contents

Executive Summary	89

Analysis of the Consolidated Performance	95

Consolidated Result	96

Statement of Reallocated Income	102

Analysis of Reallocated Financial Margin	103

Provision for Loan and Lease Losses	104

Banking Service Fees	109

Administrative Expenses	111

Other Operating Income/Other Operation Expenses	114

Analysis by Segment	115

Banking	118

Credit Cards	119

Insurance, Capitalization and Pension Plan Operations	120

Fund Management	123

Analysis of the Consolidated Balance Sheet	124

Assets and Liabilities by Segment	125

Maturity	127

Securities	128

Credit Operations	131

Stockholder’s Equity	135

Balance Sheet by Currency	137

Banco BBA Review	139

Activities Abroad and Foreign Exchange Transactions	142

Activities Abroad	143

Banco Itaú Buen Ayre	144

Ownership Structure	146

Risk Management	148

Independent Auditors’ Report	151

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary

[Icon] Banco Itaú S.A.

Highlights

R$ Million (except where indicated)

	Consolidated With BBA		Without BBA

Consolidated Balance Sheet		Dec 31, 02	Dec 31, 02	Sep 30, 02	Dec 31, 01

Total Assets		111,141	95,943	98,875	81,416
Credit Operations		38,419	31,506	33,799	29,615
Sureties,Endorsements and Guarantees		6,995	5,514	5,888	4,666
Securities + Interbank Accounts		32,156	27,484	29,221	24,311
Total Deposits		38,997	34,662	32,498	28,331
Stockholder's Equity of Itaú Consolidated (1)		9,036	9,036	8,560	7,578

Statementes of Income	4th Q./02	3rd Q./02	4th Q./01	Year 2002	Year 2001

Recurring Net Income	1,369	640	491	3,080	2,354
Extraordinary Net Income	(679)	(0)	(258)	(703)	36
Net Income (2)	689	639	234	2,377	2,389
Financial Margin	3,051	2,803	2,007	9,748	7,337
Net Income from Financial Operations	2,110	2,122	1,571	7,183	5,892
Bank Service Fees	1,202	1,042	1,005	4,277	3,699
Income per Shares ( R$ )
Consolidated Net Income ( per thousand shares)	6.20	5.75	2.09	21.36	21.41
Number of Outstanding Shares ( in million)	111,247	111,215	111,619	111,247	111,619
Book Value ( per thousand shares)	81.23	76.97	67.89	81.23	67.89
Dividends / JCP (3) ( R$ Million )	566	83	180	829	808
Dividends / JCP (3) per thousand shares	5.08	0.74	1.61	7.45	7.24
Market Capitalization ( R$ Million - period end )	18,116	13,143	19,582	18,116	19,582
Market Capitalization ( US$ Million - period end )	5,127	3,374	8,439	5,127	8,439
Performance Ratio ( % )
Recurring ROE Annualized	75.8%	33.4%	28.6%	34.1%	31.1%
ROE Annualized	34.2%	33.4%	12.9%	26.3%	31.5%
ROA Annualized	2.5%	2.6%	1.2%	2.1%	2.9%
Solvency Ratio (BIS Ratio)	18.4%	16.9%	16.9%	18.4%	16.9%
Efficiency Ratio	40.5%	49.6%	53.3%	49.3%	55.0%

Relevant Data	Consolidated With BBA	Without BBA

		Dec 31, 02	Dec 31, 02	Sep 30, 02	Dec 31, 01

Assets Under Management		59,167	52,282	54,893	55,796
Employees		43,215	42,051	42,744	45,409
Active Customers ( Million )		9.2	9.2	9.1	8.8
Branches (units)		2,314	2,308	2,298	2,259
CSBs (units)		878	878	888	925
Automated Teller Machines (units)		17,926	17,926	16,901	13,777

Ratings
FitchRatings ( London )	National		International
Short Term	F1+(bra)		B
Long Term	AA-(bra)		B
Individual	-		C
Legal	-		4T
Moody's ( New York )
Financial Strength	-		C-
Bank Deposits - Foreign Currency	-		B3 / NP
Bank Deposits - Local Currency	-		A3 / P-2
Long Term Deposit	Aaa.br		-
Short Term Deposit	BR-1		-
Deposit Notes/CD Program			B3
Senior Unsecured			Ba3
Standard & Poor's ( New York )
Foreign Currency - Long Term			B+
Foreign Currency - Short Term			B
Local Currency - Long Term	br.AA		BB
Local Currency - Short Term	br.A-1		B
Atlantic Rating ( Rio de Janeiro )	AAA		-

(1)	Do not consider the issue of preferred shares of BBA acquisition agreement.
(2)	The effect of BBA acquisition is only the goodwill amortization presented in the extraordinary results.
(3)	JCP (Interests on Capital)

Management Discussion and Analysis	89

Executive Summary

[Icon] Banco Itaú S.A.

Consolidated Balance Sheet

						R$ Million

	Consolidated With BBA	Without BBA			VARIATION

ASSETS	Dec 31, 02	Dec 31, 02	Sep 30, 02	Dec 31, 01	Dec 02 - Sep 02	Dec 02 - Dec 01

Current and Long Term Assets	107,672	90,740	95,441	78,071	(4,702)	12,668

Cash And Cash Equivalents	1,894	1,868	2,791	1,896	(923)	(28)
Short-term Interbank Deposits	16,972	12,522	10,861	10,070	1,661	2,452
Securities	25,188	20,967	23,227	20,224	(2,260)	743
(Securities Valuation Allowance)	0	0	0	(903)	0	903
Interbank and Interbranch Accounts	10,260	10,062	11,508	5,057	(1,447)	5,005
Loans	33,299	26,968	28,950	24,821	(1,982)	2,147
Leasing Operations	1,014	924	1,075	1,365	(151)	(441)
(Allowance for Loan Losses)	(3,172)	(2,863)	(3,262)	(2,568)	398	(295)
Other Assets	22,218	20,292	20,290	18,110	3	2,182
Foreign Exchange Portfolio	8,615	7,359	7,730	6,062	(371)	1,298
Others	13,602	12,933	12,559	12,048	374	885

Permanent Assets	3,469	5,203	3,434	3,345	1,769	1,858
Investments	953	2,729	886	730	1,842	1,999
Fixed Assets	2,240	2,209	2,289	2,361	(80)	(152)
Deferred Changes	276	265	259	254	6	11

TOTAL ASSETS	111,141	95,943	98,875	81,416	(2,933)	14,526

	Consolidated With BBA	Without BBA			VARIATION
LIABILITIES	Dec 31, 02	Dec 31, 02	Sep 30, 02	Dec 31, 01	Dec 02 - Sep 02	Dec 02 - Dec 01

Current and Long Term Liabilities	97,100	82,004	86,012	70,457	(4,008)	11,547
Deposits	38,997	34,662	32,498	28,331	2,164	6,331
Demand Deposits	10,389	9,827	7,662	7,047	2,165	2,780
Saving Accounts	17,841	17,841	17,433	16,171	409	1,670
Interbank Deposits	539	399	607	514	(209)	(115)
Time Deposits	10,228	6,595	6,796	4,599	(201)	1,996
Deposits Received under Securities Repurchase Agreements	11,876	10,100	11,985	12,524	(1,886)	(2,424)
Funds from Acceptances and Issue of Securities	4,555	3,400	4,287	2,906	(887)	494
Interbank and Interbranch Accounts	834	789	4,369	508	(3,580)	281
Borrowings	10,017	6,201	7,346	5,844	(1,144)	357
On-lending Borrowings	4,552	3,326	3,473	3,327	(148)	(1)
Derivative Financial Instruments	1,959	904	2,263	0	(1,359)	904
Other Liabilities	24,310	22,623	19,791	17,018	2,832	5,605
Foreign Exchange Portfolio	6,709	5,827	6,206	5,083	(379)	744
Subordinated Debts	5,707	5,531	2,148	1,433	3,382	4,098
Others	11,894	11,266	11,437	10,502	(171)	764
Technical Provisions for Insurance, Pension Plans and Cap.	3,901	3,901	3,261	2,732	640	1,168
Deferred Income	66	42	40	39	2	3
Minority interest in subsidiaries	1,039	959	1,002	610	(43)	350

Stockholder's Equity (1)	9,036	9,036	8,560	7,578	476	1,458

TOTAL LIABILITIES	111,141	95,943	98,875	81,416	(2,933)	14,526

DEPOSITS	38,997	34,662	32,498	28,331	2,164	6,331
ASSETS UNDER MANAGEMENT	59,167	52,282	54,893	55,796	(2,612)	(3,514)

TOTAL Deposits + Assets Under Management	98,164	86,944	87,391	84,127	(447)	2,817

(1)	Do not consider the issue of preferred shares of BBA acquisition agreement.

Management Discussion and Analysis	90

Executive Summary

[Icon] Banco Itaú S.A.

Consolidated Statement of Income

					R$ Million

					VARIATION

	4th Q./02	3rd Q./02	2002	2001	4Q.02/3Q.02	2002 / 2001

Income from Financial Operations	2,421	11,557	24,787	14,869	(9,136)	9,918
Loans	936	5,816	12,372	7,316	(4,880)	5,056
Leases	191	218	906	1,096	(28)	(191)
Securities	992	5,319	10,698	6,078	(4,327)	4,620
Trade Finance and Foreign Exchange Portfolio	96	98	383	120	(2)	262
Compulsory Deposits	206	105	429	258	101	171
Expenses from Financial Operations	630	(8,754)	(15,039)	(7,532)	9,384	(7,507)
Deposits, Money Market and Interbank Funds	(39)	(5,849)	(10,788)	(5,547)	5,810	(5,242)
Borrowings, Assignments and On-lending	789	(2,772)	(3,678)	(1,265)	3,561	(2,412)
Leases	(120)	(133)	(573)	(720)	13	147

Financial Margin	3,051	2,803	9,748	7,337	248	2,411

Provision for Loan and Lease Losses	(941)	(682)	(2,566)	(1,445)	(259)	(1,121)

Net Income from Financial Operations	2,110	2,122	7,183	5,892	(12)	1,290

Other Operation Income (Expenses)	(669)	(924)	(2,930)	(2,753)	255	(178)
Banking Service Fees	1,202	1,042	4,277	3,699	160	578
Partial Result of Insurance, Capitalization and Pension Plans	180	157	650	522	24	128
Administrative Expenses	(1,735)	(1,880)	(6,981)	(6,430)	145	(552)
Tax Expenses	(246)	(232)	(850)	(688)	(13)	(163)
Equity in Income (Losses) of Unconsolidated Investments	78	199	477	12	(122)	465
Other Operating Income / Other Operating Expenses	(149)	(210)	(502)	132	61	(635)

Operating Income	1,441	1,197	4,252	3,140	243	1,112

Non-operating Income	10	(13)	(54)	(52)	23	(2)

Income before Income Tax and Social Contribution	1,451	1,184	4,198	3,087	267	1,111

Income Tax and Social Contribution	(39)	(255)	(546)	(434)	217	(112)
Extraordinary Results (1)	(679)	(0)	(703)	36	(679)	(739)
Profit Sharing	(55)	(39)	(179)	(213)	(17)	33
Minority Interests	12	(250)	(392)	(87)	262	(306)

Net Income	689	639	2,377	2,389	50	(13)

Number of shares outstanding In Thousand	111,247,037	111,215,067	111,247,037	111,619,437	31,970	(372,399)
Book value per thousand shares - R$	81.23	76.97	81.23	67.89	4.26	13.33
Net income per thousand shares - R$	6.20	5.75	21.36	21.41	0.45	(0.04)

(1)	The effect of BBA acquisition is only the goodwill amortization presented in the extraordinary results.

Management Discussion and Analysis	91

Executive Summary

[Icon] Banco Itaú S.A.

Fourth Quarter of 2002 - with BBA

Net Income

Return on Equity(%)

Net Income per Thousand Share(R$)

Credit Operations(1)

(1)	Endorsements and Sureties included

- Banco Itau achieved consolidated net income of R$ 2,377 million in 2002, corresponding to an annual return of 26.3% on the balance of R$ 9,036 million in parent equity. Net income per thousand shares reached R$ 21.36.

- In 2002, the foreign exchange variation in relation to the U.S. dollar reached 52.3% and the base interest rate (Selic) increased from 19.0% to 25% p.a. This strong increase was concentrated in the fourth quarter of 2002, when the base interest rate changed from 18.0% to 25.0% p.a. due to the intensification of the inflation process. After the elections, the Brazilian real gained in comparison to the U.S. dollar, being quoted at R$ 3.5333 at the end of the year, which correspond to the foreign exchange variation of -9.3% in the last quarter of 2002.

- During the fourth quarter Itau performed two transactions that will significantly increase its business potential. An association with the controlling group of Banco BBA-Creditanstalt S.A. and the strategic alliance with Fiat Automoveis Furthermore, a corporate reorganization process started. It intends to maximize the allocation and use of capitals in the various segments in which Itau operates, giving more autonomy and transparency to the operations. The effects of the acquisition of Banco BBA are reflected in the extraordinary result and solely arise from total amortization of the goodwill paid in the transaction, while the strategic alliance with Fiat Automoveis Bacen approval had not occurred until december 31, 2002.

- BBA is a bank with a high profitability history that basically operates in the wholesale segment. On February 26, 2003, the completion of the process of association of Itau with BBA was announced and approved by all proper authorities, and both parties signed all documents and the financial settlement of the transaction.

- The extraordinary result of 2002 is basically comprised of amortization of goodwill arising from the acquisition of Banco BBA-Creditanstalt S.A.and BEG, in the amount of R$ 703 million, net of fiscal effects.

- Total assets with BBA reached R$ 111,141 million at December 31, 2002, representing a growth of 36.5% in relation to the final balance of the prior year.

- The Solvency Ratio of Banco Itau reached 18.4% in 2002, remaining above the minimum of 11%, required by the Brazilian Central Bank.

- The balance of the credit operations, with sureties and guarantees, reached R$ 45,414 million, which represented an increase of 32.5% p.a.. If not consider BBA, the credit operations increase 8.0% in the same period, due to the restrictive credit policies adopted since second quarter of 2002.

- The balance of Resources Managed in Funds and Portfolios totaled R$ 59,167 million, which represents a market share of 14.0%.

- The total balance of deposits reached R$ 38,997 in December 2002, growing 37.7% in the year.

- The efficiency ratio reached 49.3% p.a., being significantly reduced in relation to the ratio of 55.0% in 2001. The Administrative Expenses increased 8.6% in relation to the prior year. However, disregarding the expenses with termination of employment, with the restructuring of the institutions acquired and the expenses associated to the BEG operation (it was acquired in final of 2001) it is noted that the expenses remained nominally stable in relation to 2001. Itau has been making efforts to increase its operating efficiency and productivity to international levels, since the financial market is becoming more competitive and influenced by global changes.

-Technical Provisions of the consolidated grew 42.8% in 2002, amounting to R$ 3,901 million. The launch of capitalization and pension plans products contributed to this increase.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Management Discussion and Analysis	92

Executive Summary

Fourth Quarter of 2002 - with BBA

Non Accrual Loans Ratio(2) - Individuals and Businesses(%)

(2) Non accrual: Loans for more than 60 days

Efficiency Ratio (%)

Total Assets

Asset Under Management

The consolidated net income of Banco Itau totaled R$ 689 million in the fourth quarter of 2002, compared to R$ 639 million in the prior period.

The main items of the change that occurred between the quarters involved the
a) The increase in financial margin	R$ 248	million
b) The increase in provision for loan losses	R$ (259)	million
c) The increase in income from services	R$ 160	million
d) The decrease in administrative expenses	R$ 145	million
e) The equity in the earnings of associated and subsidiary companies/minority interest	R$ 140	million
f) The increase in non-operating income	R$ 23	million
g) Income tax and social contribution	R$ 217	million
h) Extraordinary result	R$ (679)	million
i) Other	R$ 55	million

TOTAL	R$ 50	million

A) Financial Margin
The main effects that occurred in the financial margin in the fourth quarter, with details in the margin of Banking segment were:

- The gains related to the increase in the CDI rate and with marketable securities indexed to the General Market Price Index (IGP-M)	R$ 214	million
- The increase in the volume of loans and financing in local currency.	R$ 59	million
- Other	R$ (25)	million

SUBTOTAL	R$ 248	million

B) Provision for Loan and Lease Losses

- The increase in provision for loan losses is basically associated to the adoption of stricter policies to classify credit risk and to an increase in the provisions to cover the operations of one corporate client.

	R$ (259)	million

SUBTOTAL	R$ (259)	million

C) Income from Services
Among the various factors that comprise income from services are:
- The increase in income from services due to the grant of loans in current account and personal credit because of the increase in the volume of operations.	R$ 22	million
- The increase in income from collections, due to the receipt of services rendered in periods prior to the federal public entities.	R$ 46	million
- The increase in the base of cards and of the number of transactions in the period.	R$ 52	million
- The increase in Income from Current Account Services due to the increase in the economic activity during the year-end	R$ 18	million
- Other	R$ 22	million

SUBTOTAL	R$ 160	million

D) Administrative Expenses
The decrease in administrative expenses in the fourth quarter of 2002 basically arises from the following:
- Payment of a bonus to the employees in the third quarter, which did not occur in the fourth quarter.	R$ 46	million
- The decrease in expenses with labor claims, associated to the final phase of the restructuring of the companies acquired.
	R$ 67	million
- The decrease in expenses with civil and tax lawsuits and legal and judicial lawsuits due to a lower number of contingencies in the quarter.	R$ 39	million

- Other	R$ (7)	million

SUBTOTAL	R$ 145	million

E) Equity in the earnings of Associated and Subsidiary Companies/Minority Interest
- The result of participations in associated and subsidiary companies basically arises from the exchange variation on investments abroad, particularly the investment in BPI.	R$ (122)	million

- Effect of the exchange variation on minority interest in subsidiaries, mainly Banco Itaú Europe.	R$ 262	million

SUBTOTAL	R$ 140	million

F) Non-operating income
- Capital gains associated with the sale of branches.	R$ 23	million

G) Income Tax and Social Contribution
- Basically associated to the tax effect of interest on own capital.	R$ 217	million

H) Extraordinary Result
- Basically comprised of the amortization of goodwill arising from the acquisition of Banco BBA-Creditanstalt S.A., net of fiscal effects.	R$ (679)	million

I) Other	R$ 55	million

TOTAL	R$ 50	million

Management Discussion and Analysis	93

The analyses below were made considering the Assets and Liabilities deriving from BBA, the bank acquired in the December 31, 2002.

An indication is included when data does not include BBA.

The effects of BBA acquisition are reflected on extraordinary result and arise exclusively from the amortization of goodwill.

[Graphic Omitted]

Analysis of the Consolidated Performance

Analysis of the Consolidated Performance

The Result of 2002

In 2002, the consolidated net income of Banco Itau amounted to R$ 2,377 million, representing an annualized return on equity (ROE) of 26.3% on the consolidated stockholders' equity, which amounted to R$ 9,036 million. The 2002 results of Banco Itau is only 0.5% lower than the prior year's results. Once more Itau put in practice one of the main aspects of its mission, having an outstanding performance as a leading bank and a solid and increasing capacity to create value to several thousands of shareholders. Itau aims to assure the continuity of these good results by improving its operating efficiency and productivity to international levels, since the financial market is becoming increasingly competitive and affected by global trends.

The net income per thousand shares reached R$ 21.36, representing a decrease of 0.2% in relation to the prior year. The net equity per thousand shares amounted to R$ 81.23, an increase of 19.7% in comparison to the end of 2001. At December 31, 2002, total assets with BBA amounted to R$ 111,141 million, causing the return on total assets to reach the rate of 2.1% p.a.

In 2002, an intense financial crisis and the small growth of GDP marked the Brazilian business environment. From the second quarter, expectations around the future performance of the Brazilian economy started to be strongly affected by the development of the political and electoral process. As a result, the market volatility increased and the Real devalued fast in relation to the Dollar, compelling the monetary authority to increase the base interest rate to deal with the deterioration in expectations. However, this adverse environment did not hinder Itau's long-established strategy of growth by acquisition of other financial institutions, taking the opportunities which have arisen from the restructuring process of the Brazilian financial market. So in the last quarter of 2002, Itau concluded two negotiations that will significantly increase its business potential by gaining scale advantages and improving its operating efficiency. At this period, it announced an association with the controlling group of Banco BBA-Creditanstalt S.A. and a strategic alliance with Fiat Automoveis S.A. by acquiring Banco Fiat S.A. Furthermore, it started a stock restructuring process to increase the autonomy and transparency of the bank's operations. The effects of the acquisition of Banco BBA can be seen in the outstanding result due to the total amortization of the transaction goodwill only, while the strategic alliance with Fiat Automoveis did not affect the 2002 results, seen that the Bacen approval had not occurred until december 31, 2002. With these business transactions, Itau reaffirms its confidence in Brazil's future, supporting people and companies that operate in a varied range of industries during a period of important changes in the national political

Consolidated Net Income

Stockholders' Equity

Return on Equity (ROE)

Total Assets

Efficiency Ratio

Management Discussion and Analysis	96

Analysis of the Consolidated Performance

scenario and significant challenges in the global environment.

The chart below shows the premium paid because of the association with Banco BBA. Further details on the strategic initiatives of Banco Itau can be found in the 2002 Management Report.

Price	R$ Million

Cash	685

Subordinated Debt Securities - Issued in R$ and with a coupom based on CDI (5 years) payable at the final date	650

Subordinated Debt Securities - Issue of redeemable preferred shares of Itaubank (Gran Cayman), in US$ and a semestral dividend based on Libor + 1.25% per year (12 years)	1,389

Banco Itaú S.A. preferred shares	544

Total	3,268

Dividends

Itau's permanent quest for leadership in performance has produced significant results in recent years. Its propensity for development is based on one of its basic values and has decisively contributed to continuously create value for thousands of shareholders.

Consolidated Net Income per Thousand Shares - Quarter

Interest of Own Capital Paid / Provisioned - Year*

(*) Gross of taxes

Management Discussion and Analysis	97

Analysis of the Consolidated Performance

Foreign Exchange and Interest Rates

For the second year in a row, a set of adverse factors in the Brazilian economy strongly affected the pricing of several assets, as well as the cost of financial funds. During this period, the development of the foreign exchange and interest rates suffered the impact of the financial restrictions faced by the country. Uncertainties related to the presidential succession process took the country risk to exaggerated high levels. The risk aversion worsened after the findings of accounting frauds carried out by American companies. And finally, the poor economic performance of the United States and the growing threaten of war against Iraq further reduced capital flows to emerging countries and affected investments and consumption all around the world.

As a result, Brazil experienced a sharp external shock, suffering serious restrictions in financial facilities and funds. Therefore the Dollar appreciated from R$ 2.2709 to its highest level of R$ 3.9552 over a period slightly longer than six months, representing a devaluation of 74.2%. In order to guarantee the debt solvency during a period of credit restriction, the Brazilian government made a new agreement with the International Monetary Fund. The devaluation of the national currency caused the exports to grow and imports to fall 15%, resulting in a trade surplus of US$ 13.1 billion in 2002, and guaranteeing a satisfactory level of economic activity in exporting sectors. Accordingly, the Brazilian economy went through an intense adjustment process, which is evident in the strong reduction of the current account balance deficit that amounted to U$ 7.8 billion in 2002 in comparison with the US$ 23.2 billion in the prior year.

However, costs indexed to foreign currencies started to put pressure on prices of several products, starting an inflationary process. Accordingly, the accumulated inflation of 2002 measured by the Amplified Consumer Price Index (IPCA) reached 12.5%, widely breaching the goal set by the government. In order to face the risk of an acceleration in inflation, the base interest rate was increased by 700 basis points in the last quarter of 2002, reaching 25.0% p.a. The tax effort that started in 1999 continued in 2002, producing a primary surplus in the public sector of R$ 52.4 billion, equivalent to 4.06% of GDP, above the goal previously set with the IMF of 3.7%.

As soon as the presidential succession was over, the new government announced its first economic measures, showing that the basic principles of the economic policy would be preserved. It contributed to significantly decrease the country risk and appreciate a little the Real in relation to the Dollar at the fourth quarter. At the end of 2002, the foreign exchange rate was R$ 3.5333, equivalent to an accumulated devaluation of 52.3% at the period. Brazil's GDP presented a growth of 1.52% in 2002.

Subsequent Events

The Monetary Policy Committee (COPOM) of the Central Bank of Brazil increased the base interest rate increased to 26.5% p.a. at the first two meeting of 2003 (January and February). The rate increase intensified the monetary policy's contraction tendency to face the persistent increase of inflation indices.

Macroeconomics Ratio

	4thQ./02	3rdQ./02	4thQ./01	2002	2001

CDI	5.0%	4.4%	4.4%	19.1%	17.3%
Exchange Rate	-9.3%	36.9%	-13.1%	52.3%	18.7%
IGPM	13.4%	6.8%	2.5%	25.3%	10.4%
Savings (TR+6% p.a)	2.4%	2.2%	2.2%	9.0%	8.6%

Management Discussion and Analysis	98

Analysis of the Consolidated Performance

Regulatory Changes on Banking Activities

BACEN Circular 3155 of October 7, 2002, changed the addon factor to cover net foreign exchange exposure of financial institutions from 50% to 75%, for Regulatory Capital calculation purposes by requiring higher own capital for assumed risks.

Four days later, BACEN issued Circular 3156 on October 11, 2002, increasing once again the add-on factor to cover net foreign exchange of financial institutions for Regulatory Capital calculation purposes from 75% to 100%. Circular 3156 also decreased the maximum net foreign exchange exposure of banks to 30% from 60% of stockholders' equity.

Reserve Requirements

On October 11, 2002, BACEN issued Circular 3157, increasing the ratios of reserve requirements on demand, time and savings deposits. The additional ratio for demand deposits was increased from 3% to 8%, and now totals 53%.

The additional ratio for time deposits has also changed from 3% to 8%, and totals 23%. As regards savings deposits, the additional ratio changed from 5% to 10%, totaling 30%. The new rations became effective on October 21, 2002.

The introduction of new criteria to perform the accounting record and assessment of securities and derivative financial instruments from investment funds caused a large impact in the whole industry, and resulted in a major migration of funds to other investment types and in the increase of market liquidity. Accordingly, the increase in the reserve requirements' ratios aimed to broaden the hedge of available funds and indirectly reduce the demand for credit.

Subsequent Events

On February 19, 2003, BACEN established the rate of 60% for the compulsory reserve requirement with no remuneration on demand deposits, aiming to inhibit the monetary component of the current inflationary process. It is added by a rate of 8%, which is remunerated by Selic (base interest rate), totaling 68%.

Management Discussion and Analysis	99

Analysis of the Consolidated Performance

Performance in the Stock Market

At the end of 2002, the price of preferred shares (PN) of Banco Itau reached R$ 171.50 per thousand shares, an increase of 44.8% over the fourth quarter, showing the high volatility of this period. Accordingly, the price of common shares (ON) reached R$ 156.00, representing an increase of 32.2% in the quarter. Over the year, preferred shares presented a loss in value of 2.6% and common shares devalued by 10.9%.

The price of ON and PN shares, in addition to the number of outstanding shares, resulted in a market capitalization of R$ 18,116 million (US$ 5,127 million) as of December 31, 2002.

Consolidated Net Income per Thousand Shares

Market Capitalization

(*)	The value refers to the quotation of common (ON) and preferred (PN) shares at each year's last day.

Diary Average Businesses on Bovespa of Itau Preferred Shares (Itau4)

Preferred Shares - Appreciation (**)

Evolution of US$ 100 invested in December 1992

(**)	Without Reinvestment

Management Discussion and Analysis	100

Analysis of the Consolidated Performance

Itau Performance

In a period of important changes in the national political scenario and challenges in the economic environment, the analysis of the results accomplished by Itau in recent years shows the solidity and strength of the structure in which it lays its activities. Itau stands out because of the quality of its products and services, providing total attention to the wishes and needs of its clients. The strategy adopted long ago of making a specialized business diversification optimizes the potential of each market segment. This strategy plus the strong capital support of the institution, the continuous search for efficiency and productivity, and the adoption of a conservative risk management policy resulted in a solid and sustainable performance, as shown in the charts below.

R$ Million

Income from Loan and Lease Operations

Securities

Financial Margin

Personnel Expenses and Other Administrative Expenses

Trade Finance and Foreign Exchange Portfolio

Funding Expenses + Borrowings, Assignments and Onlendings + Compulsory Deposits

Banking Service Fees

Consolidated Net Income

Management Discussion and Analysis	101

Analysis of the Consolidated Performance

Statement of Reallocated Income

The table below shows a set of reclassifications in the Statement of Operations. According to Itau's managers, it enables a better understanding of the factors that interacted in the formation of the analyzed quarterly results.

R$ Million

	4thQ./02				3rd Q./02
	Published	Reallocations		Reallocated Result	Published	Reallocations		Reallocated Resut

Income from Loan Operations (1)	1,007	(49)	(a)	958	5,901	(30)	(a)	5,872
Securities	992	(453)	(b)	539	5,319	(584)	(b)	4,736
Trade Finance and Foreign Exchange Portfolio	96	8	(c)	104	98	(83)	(c)	15
Funding Expenses (2)	956	498	(d)	1,455	(8,516)	494	(d)	(8,022)

Financial Margin	3,051	5		3,056	2,803	(202)		2,601

Provision for Loan and Lease Losses	(941)	-		(941)	(682)	-		(682)
Credits Recoveries and Renegociated	-	95	(e)	95	-	89	(e)	89
Total Provision for Loan and Lease Losses	(941)	95		(846)	(682)	89		(593)

Net Income from Financial Operations	2,110	101		2,211	2,122	(113)		2,008

Other Operating Income (Expenses)	(669)	(101)		(770)	(924)	113		(811)
Banking Service Fees	1,202	9	(f)	1,211	1,042	6	(f)	1,048
Partial Result of Insurance, Capitalization and Pension Plans	180	-		180	157	-		157
Administrative Expenses	(1,735)	-		(1,735)	(1,880)	-		(1,880)
Taxes Expenses	(246)	-		(246)	(232)	-		(232)
Equity in Income (Losses) of Unconsolidated Investments	78	-		78	199	-		199
Other Operating Income / Expenses	(149)	(110)	(g)	(259)	(210)	107	(g)	(103)

Operating Income	1,441	-		1,441	1,197	-		1,197
Non-Operating Income	10	-		10	(13)	-		(13)

Income Before Tax	1,451	-		1,451	1,184	-		1,184
Income Tax and Social Contribution	(39)	-		(39)	(255)	-		(255)
Extraordinary Results	(679)	-		(679)	(0)	-		(0)
Profit Sharing	(55)	-		(55)	(39)	-		(39)
Minority Interests	12	-		12	(250)	-		(250)

Net Income	689	-		689	639	-		639

1)	Income from Credit Operations was added to income and expenses from Leasing Operations.
2)	Expenses from Fundings were added expenses from Borrowings, Assignments and Onlendings and Compulsory Deposits.

Reclassifications made in the Statement of Income

	4th Q./02	3rd Q./02

a) Income from Loan Operations
Reallocations:	(49)	(30)
Financial Income from Foreign Trade Financing	47	59
Income from Recoveries of Written off Loans	(95)	(89)

b) Securities Incomes
Reallocations:	(453)	(584)
Repurchase Commitments Expenses	(517)	(506)
Income and Expenses relating to the net foreign exchange long position	20	(131)
Income from Foreign Exchange Variation on Investments Abroad	45	54

c) Foreign Exchange Income
Reallocations:	8	(83)
Financial Income and Expenses from Foreign Trade Financing	(28)	(47)
Income from commissions and banking fees, related to Foreign Exchange Operations	(9)	(6)
Income and Expenses relating to the net foreign exchange long position	(20)	131
Income from Foreign Exchange Variation on Investments Abroad	(45)	(54)
Other Operating Expenses	110	(107)

d) Funding Expenses
Reallocations:	498	494
Repurchase Commitments Expenses	517	506
Financial Expenses from Foreign Trade Financing	(19)	(12)

e) Provision for Loan and Lease Losses
Reallocations:	95	89
Income from Recoveries of Written off Loans	95	89

f) Banking Service Fees
Reallocations:	9	6
Income from commissions and banking fees, related to Foreign Exchange Operations	9	6

g) Other Operating Income (Expenses)
Reallocations:	(110)	107
Other Operating Expenses	(110)	107

Management Discussion and Analysis	102

Analysis of the Consolidated Performance

Analysis of Reallocated Financial Margin

Analysis of the Reallocated Financial Margin totaled R$ 3,056 million for the fourth quarter of 2002, representing a growth of 17.5% in relation to the prior quarter.

Once again, the exchange volatility significantly affected interest income and expenses. The loss with assets denominated in foreign currency was offset against the reversal of R$ 1,576 million of a provision formerly set up to face future risks from pricing changes. Accordingly, the financial margin resulted in gains associated to the increase of the interbank deposit certificate (CDI) rate and securities indexed by the General Market Price Index (IGP-M). Consequently, the Annualized Financial Margin Rate reached 19.6% in the fourth quarter of 2002 in comparison to the 17.4% at the former quarter.

Analysis of Reallocated Financial Margin

R$ Million

FINANCIAL MARGIN	4th Q./02	3rd Q./02	2002	2001

A) Income from Loans and Leases	958	5,872	12,566	7,594
B) Securities + Trade Finance and Foreign Exchange Portfolio	644	4,751	8,622	4,056
C) Income from Financial Operations	1,602	10,623	21,188	11,650
D) Expenses from Financial Operations	1,455	(8,022)	(11,763)	(4,569)
E) Financial Margin	3,056	2,601	9,425	7,081

AVERAGE BALANCE FROM OPERATIONS - WITHOUT BBA (*)
Average Loans	27,959	27,264	25,976	22,642
Average Leases	1,000	1,154	1,185	1,215
Average Other Receivables (**)	2,032	2,096	2,103	1,674
Average Advances on Exchange Contracts	1,662	1,463	1,365	1,471
F) Average Credit Operations	32,653	31,978	30,629	27,001
Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	23,493	22,281	21,210	18,660
Average Interbank and Interbranch Accounts	10,785	9,323	8,345	6,717
Average Credit Operations	32,653	31,978	30,629	27,001
G) Average Earning Assets	66,930	63,582	60,184	52,378
Average Deposits	33,580	30,626	30,271	27,530
Average Funds from Acceptances and Issue of Securities	3,843	4,069	3,516	3,427
Average Interbank and Interbranch Accounts	2,579	3,741	2,472	2,293
Average Borrowing	6,773	6,727	6,109	5,408
Average Onlending Borrowings	3,400	3,328	3,283	3,310
H) Average Funding Resources	50,175	48,491	45,651	41,967

AVERAGE RATES
Annual Average Ratio of Income from Loan Operations = A/F	12.3%	96.3%	58.1%	39.2%
Annual Average Ratio of Income from Financial Operations = C/G	9.9%	85.5%	49.5%	30.7%
Annual Average Ratio of Interest Expense = D/H	-11.1%	84.5%	35.8%	14.8%
Annual Average Ratio of Financial Margin = E/G	19.6%	17.4%	21.4%	18.4%

(*)	Arithmetic average between the balance of the last day of quarter and previous quarter. The annual average was calculated using the balance of the last day of the last five quarters.(Dec + Mar + Jun + Sep + Dec) / 5
(**)	Includes honored endorsements and sureties, receivable for advances, commissions, debtors on purchase of assets and receivables.

Management Discussion and Analysis	103

Analysis of the Consolidated Performance

Provision for Loan and Lease Losses

In the fourth quarter of 2002, the expense with the Provision for Loan and Lease Losses amounted to R$ 941 million, a 38.0% increase as compared to the previous quarter. This increase is basically a result of the adoption of strict credit policies, as well as the impact caused by the process to review the risk of a single corporate customer.

The expense with the Provision for Loan and Lease Losses related to the corporate customer segment reached R$ 607 million in the period, an increase of 111.5% in relation to the previous quarter.

On the other hand, the Provision for Loan and Lease Losses expense related to the individual customer segment reached R$ 342 million, representing a drop of 10.9% in relation to the previous quarter. This decrease is associated with the reversal of the Provision for Loan and Lease Losses to comply with the unification of the interest accrual criterion for overdue credit card contracts as regards the other procedures used by the institution for other loans. Accordingly, the income of overdue contracts started to be recognized based on the IGP-M index + 1% p.m. instead of the contracted interest rates.

At December 31, 2002, the balance of the Provision for Loan and Lease Losses amounted to R$ 3,172 million, a decrease of 2.7% in relation to the previous quarter. The write-offs against the Provision for Loan and Lease Losses totaled R$ 1,054 million in the quarter, and during this period additional write-offs related to transactions considered by management as recoverable in the long term. The recovery of the credits written off against the Provision for Loan and Lease Losses reached R$ 95 million in the quarter, a 7% increase as compared to the previous period.

Analysis of Expenses with the Provision for Loan and Lease Losses

R$ Million

	4th Q./02			3rd Q./02			2nd Q./02
	Individuals	Businesses	Total	Individuals	Businesses	Total	Individuals	Businesses	Total

(Increase)/Generic Reversal	(202)	(75)	(277)	(6)	(138)	(143)	(18)	(3)	(21)
(Increase)/Specific Reversal	(140)	(532)	(671)	(378)	(149)	(527)	(422)	(65)	(488)

Subtotal (Increase)/Reversal	(342)	(607)	(949)	(384)	(287)	(670)	(440)	(69)	(509)
Exceeding Provision			(17)			(32)			-

Total (Increase)/Reversal			(965)			(702)			(509)
Extraordinary Result (*)			24			20			(4)

Expenses for Provision for Loan Losses			(941)			(682)			(512)

Credits Recoveries and Renegotiated			95			89			61

(*)	Basically, the effect of foreign exchange devaluation occured in Argentina

Banco Itau records an allowance for loan and lease losses which exceed the minimum amount required by bank authorities to cover possible increase in default derived from reversals in the economic cycle. At December 31, 2002 this balance reaches R$ 841 million, a 12.5% increase as compared to the previous quarter. Current Itau position in relation to credit risk exposure is extremely comfortable, and can even be confirmed had more conservative criteria been applied. At the end of 2002, the difference between total balance of abnormal course credit operations (total balance of credit operations with at least one installment overdue for more than 14 days) and the balance of the allowance for loan and lease losses reached R$ 607 million, which represents a significant increase as compared to the previous quarter, as shown in the table below.

R$ Million

	Mar-00	Jun-00	Sep-00	Dec-00	Mar 31, 01	Jun 30, 01	Sep 30, 01	Dec 31, 01	Mar 31, 02

Abnormal Portfolio	548	682	722	1,054	2,732	2,413	2,395	2,686	2,882
Required Allowance					(1,406)	(1,510)	(1,692)	(1,853)	(1,953)
Additional Allowance					(630)	(680)	(680)	(715)	(715)
Total Allowance	(1,287)	(1,443)	(1,516)	(2,033)	(2,036)	(2,190)	(2,372)	(2,568)	(2,668)
Excess of Allowance					(696)	(222)	(23)	(118)	(214)

Management Discussion and Analysis	104

Analysis of the Consolidated Performance

Movements of Provision for Loan and Lease Losses - 4th Quarter 2002 (*)

R$ Million

				Provision for Loan and Lease Losses
Risk Level	Balance Sep 30, 02	Extraordinary Results	Risk Level T ransfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	TOTAL	WRITE-OFF	Balance Dec 31, 02

AA	0	-	7	-	-	(7)	-	(7)	-	0
A	45	-	10	14	-	(17)	(11)	(14)	-	42
B	89	-	23	20	-	(30)	(17)	(27)	-	85
C	69	-	(5)	23	-	1	(19)	5	-	69
D	185	-	(84)	23	-	67	(26)	64	-	164
E	294	-	(103)	14	35	45	(23)	71	-	261
F	284	-	(120)	4	48	115	(18)	149	-	312
G	196	-	(51)	1	1	99	(80)	20	-	165
H	1,355	-	324	44	9	686	(53)	687	(1,364)	1,001
Exceeding	747	24	-	-	-	(8)	-	(8)	-	763

TOTAL	3,262	24	(0)	144	92	951	(246)	941	(1,364)

(*)	BBA not included in Balance at December 31, 2002.

Movements of Provision for Loan and Lease Losses - 3rd Quarter 2002

R$ Million

				Provision for Loan and Lease Losses
Risk Level	Balance Jun 30, 02	Extraordinary Results	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	TOTAL	WRITE-OFF	Balance Sep 30, 02

AA	-	-	2	-	-	(2)	-	(2)	-	(0)
A	41	-	18	18	-	(20)	(11)	(14)	-	45
B	83	-	36	33	-	(45)	(19)	(31)	-	89
C	61	-	5	20	-	(0)	(16)	3	-	69
D	144	-	(67)	19	-	110	(22)	107	-	185
E	283	-	(91)	19	34	78	(30)	101	-	294
F	272	-	(132)	30	52	95	(33)	143	-	284
G	198	-	(90)	12	1	93	(19)	87	-	196
H	1,114	6	318	91	10	273	(106)	268	(352)	1,355
Exceeding	715	14	-	-	-	18	-	18	-	747

TOTAL	2,911	20	-	241	97	600	(255)	682	(352)	3,262

Movements of Credit Portfolio by Risk Level - 4th Quarter 2002 (*)

R$ Million

Risk Level	Balance Sep 30, 02	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ ovements	Settlement	TOTAL	WRITE-OFF	Balance Dec 31, 02

AA	8,551	239	3,210	-	(822)	(3,187)	(798)	-	7,992
A	9,037	(709)	2,898	-	(670)	(2,195)	32	-	8,361
B	8,872	(407)	2,021	-	(243)	(1,732)	46	-	8,511
C	2,313	11	767	-	(140)	(636)	(10)	-	2,315
D	1,846	(101)	228	-	(74)	(256)	(102)	-	1,642
E	979	(75)	46	116	(118)	(76)	(32)	-	871
F	567	36	9	96	(47)	(35)	22	-	625
G	279	50	2	1	(29)	(115)	(141)	-	189
H	1,355	957	44	9	53	(53)	54	(1,364)	1,001

TOTAL	33,799	-	9,224	221	(2,089)	(8,286)	(929)	(1,364)	31,506

(*)	BBA not included in Balance at December 31, 2002.

Movements of Credit Portfolio by Risk Level - 3rd Quarter 2002 (*)

R$ Million

Risk Level	Balance Jun 30, 02	Risk Level Transfer	New Contracts	Debt Renegotiation	Accrual/ Movements	Settlement	TOTAL	WRITE-OFF	Balance Sep 30, 02

AA	7,369	(270)	3,520	-	1,171	(3,239)	1,452	-	8,551
A	8,126	(566)	3,521	-	102	(2,146)	1,477	-	9,037
B	8,300	(243)	3,279	-	(600)	(1,864)	816	-	8,872
C	2,036	162	659	-	1	(544)	115	-	2,313
D	1,441	404	188	-	31	(219)	0	-	1,846
E	944	58	65	112	(100)	(100)	(23)	-	979
F	544	(71)	59	103	(2)	(66)	94	-	567
G	283	16	17	2	(11)	(27)	(20)	-	279
H	1,114	512	91	10	85	(106)	80	(352)	1,355

TOTAL	30,158	-	11,400	227	677	(8,310)	3,993	(352)	33,799

Management Discussion and Analysis	105

Analysis of the Consolidated Performance

Risk Rate of the Credit Portfolio

R$ Million

	Dec 31, 02					Sep 30, 02				Dec 31, 01
	Risk	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.

Individuals	AA - C	9,687	96	1.0%	4.1%	8,761	91	1.0%	3.6%	9,226	100	1.1%	5.4%
	D - H	2,980	1,215	40.8%	52.1%	3,270	1,661	50.8%	66.1%	2,810	1,255	44.6%	67.7%
Subtotal Ind.		12,667	1,311	10.4%	56.2%	12,031	1,753	14.6%	69.7%	12,036	1,355	11.3%	73.1%

Businesses	AA - C	24,074	135	0.6%	5.8%	20,013	112	0.6%	4.5%	16,639	86	0.5%	4.6%
	D - H	1,678	885	52.7%	38.0%	1,756	650	37.1%	25.9%	940	413	43.9%	22.3%
Subtotal Bus.		25,752	1,020	4.0%	43.8%	21,768	762	3.5%	30.3%	17,580	498	2.8%	26.9%

Total	AA - C	33,761	232	0.7%	9.9%	28,774	203	0.7%	8.1%	25,865	186	0.7%	10.0%
	D - H	4,658	2,100	45.1%	90.1%	5,025	2,312	46.0%	91.9%	3,751	1,667	44.5%	90.0%
Total		38,419	2,332	6.1%	100.0%	33,799	2,515	7.4%	100.0%	29,615	1,853	6.3%	100.0%
Additional Provision			841	2.2%			747	2.2%			715	2.4%
GENERAL TOTAL		38,419	3,172	8.3%		33,799	3,262	9.7%		29,615	2,568	8.7%

Risk Rate of the Credit Portfolio

Risk	Dec 31, 02	Sep 30, 02	Dec 31, 01

AA	9,007	8,551	8,248
A	12,868	9,037	6,965
B	9,461	8,872	8,430
C	2,425	2,313	2,222
Total AA - C	33,761	28,774	25,865
D	1,681	1,846	1,402
E	1,005	979	570
F	632	567	689
G	195	279	259
H	1,145	1,355	830
Total D - H	4,658	5,025	3,751
Total Credit Operations	38,419	33,799	29,615
Minimum Provision	2,332	2,515	1,853
Existing Provision	3,172	3,262	2,568
Existing Provision / Minimum Prov.	136.1%	129.7%	138.6%
Minimum Prov./ Credit Operations	6.1%	7.4%	6.3%

D - H / Credit Operations	12.1%	14.9%	12.7%
E - H / Credit Operations	7.7%	9.4%	7.9%
D - G / Credit Operations	9.1%	10.9%	9.9%
E - G / Credit Operations	4.8%	5.4%	5.1%

Overdue D - H / Credit Operations	2.3%	4.1%	3.7%
Overdue E - H / Credit Operations	2.0%	3.6%	3.1%
Overdue D - G / Credit Operations	1.2%	1.6%	1.9%
Overdue E - G / Credit Operations	0.9%	1.1%	1.3%

Existing Provision / D - H	68.1%	64.9%	68.5%
Existing Provision / E - H	106.6%	102.6%	109.4%
Existing Provision / D - G	90.3%	88.9%	87.9%
Existing Provision / E - G	173.1%	178.7%	169.2%

Credit Operations (D - G)	3,513	3,671	2,920
Provision (D - G)	955	957	837
Provision / Credit Operations	27.2%	26.1%	28.7%

Credit Operations (E - G)	1,832	1,825	1,518
Provision (E - G)	787	773	697
Provision / Credit Operations	43.0%	42.3%	45.9%

Credit Operations (D - H)	4,658	5,025	3,751
Provision (D - H)	2,100	2,312	1,667
Provision / Credit Operations	45.1%	46.0%	44.5%

Credit Operations (E - H)	2,977	3,180	2,348
Provision (E - H)	1,932	2,127	1,527
Provision / Credit Operations	64.9%	66.9%	65.0%

Management Discussion and Analysis	106

Analysis of the Consolidated Performance

Movements of Credit Portfolio by Risk Level - 4th Quarter 2002

We present below the movements of credit portfolio in the Fourth Quarter of 2002.

R$ Million

Actual Risk				Risk Level Transfer										Total
		New	Accrual /	Prior Risk
		Contracts	Amortizations
				AA	A	B	C	D	E	F	G	H	Total

AA	(0,0%)	3,210	(822)	-	160	62	147	0	3	-	-	-	372	2,761
A	(0,5%)	2,898	(670)	111	-	485	110	46	5	2	1	2	761	2,989
B	(1,0%)	2,021	(243)	20	828	-	284	191	8	3	1	4	1,340	3,118
C	(3,0%)	767	(140)	1	237	703	-	131	6	2	1	2	1,083	1,709
D	(10%)	228	(74)	-	156	437	501	-	24	8	1	7	1,135	1,289
E	(30%)	162	(118)	-	13	52	23	301	-	11	2	3	405	449
F	(50%)	105	(47)	-	77	5	4	54	402	-	4	11	557	614
G	(70%)	3	(29)	-	0	0	0	4	7	408	-	3	423	397
H	(100%)	53	53	-	0	3	1	508	26	89	363	-	990	1,097
Transfers to Other Levels		-	-	(133)	(1,471)	(1,747)	(1,071)	(1,236)	(480)	(522)	(373)	(34)	-	(7,067)
Total Settlement		-	-	(3,187)	(2,195)	(1,732)	(636)	(256)	(76)	(35)	(115)	(53)		(8,286)
TOTAL		9,446	(2,089)	(3,187)	(2,195)	(1,732)	(636)	(256)	(76)	(35)	(115)	(53)	-	(929)

Movements of Provision for Loan and Lease Losses - 4th Quarter 2002

R$ Million

Actual Risk				Risk Level Transfer										Total
		New	Accrual /	Prior Risk
		Contracts	Amortizations
				AA	A	B	C	D	E	F	G	H	Total

AA	(0,0%)	-	-	-	(1)	(1)	(4)	(0)	(1)	-	-	-	(7)	(7)
A	(0,5%)	14	(3)	1	-	(2)	(3)	(4)	(1)	(1)	(0)	(2)	(14)	(3)
B	(1,0%)	20	(2)	0	4	-	(6)	(17)	(2)	(1)	(1)	(4)	(27)	(10)
C	(3,0%)	23	(4)	0	6	14	-	(9)	(2)	(1)	(1)	(2)	6	24
D	(10%)	23	(7)	-	15	39	35	-	(5)	(3)	(1)	(6)	74	89
E	(30%)	49	(36)	-	4	15	6	60	-	(2)	(1)	(2)	81	94
F	(50%)	52	(24)	-	38	2	2	22	80	-	(1)	(6)	138	167
G	(70%)	2	12	-	0	0	0	3	3	82	-	(1)	86	101
H	(100%)	53	54	-	0	3	1	457	18	44	109	-	633	739
Sub Total		236	(11)	1	66	71	32	510	91	117	105	(24)	969	1,195
Total Settlement		-	-	-	(11)	(17)	(19)	(26)	(23)	(18)	(80)	(53)	(246)	(246)
Exceeding Allowance													(8)	(8)
TOTAL		236	(11)	1	55	54	12	485	68	100	25	(77)	723	941

The table above clearly shows the change in the expenses with Provision for Loan and Lease Losses. We can consider that 40.9% of the expenses were related to one level downgrade of the risk rating.

Management Discussion and Analysis	107

Analysis of the Consolidated Performance

Non Accrual Loan Operations - Conglomerate

The Non Accrual Loan ratio, which arises from the division of the balance of overdue credit operations over 60 days - which does not generate revenues on the accrual basis of accounting - by the total credit portfolio balance. This decrease had a positive impact on write-offs against Allowance for Loan and Lease Losses for transactions considered by management as recoverable in the long term.

Non Accrual

R$ Million

	Mar 31, 01	Jun 30, 01	Sep 30, 01	Dec 31, 01	Mar 31, 02	Jun 30, 02	Sep 30, 02	Dec 31, 02

Total Non Accrual (a)	1,074	1,161	1,277	1,485	1,588	1,779	1,892	1,603
Provision for Loan and Lease Losses	(2,036)	(2,190)	(2,372)	(2,568)	(2,668)	(2,911)	(3,262)	(3,172)
Credit Portfolio (b)	25,507	27,046	29,069	29,615	28,066	30,158	33,799	38,419

(a)	Loans Overdue for more than 60 days and without generation of revenues on the accrual method.
(b)	Endorsements and Sureties not included.

Non Accrual Loans Ratio (%)

Coverage Ratio* (%)

(*)	Provision for Loan and Lease Losses / Total Non Accrual

Non Accrual by Risk Level

R$ Million

	Non Accrual		Accrual		Total
Risk Level	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses

AA	-	-	9,007	-	9,007	-
A	-	-	12,868	0	12,868	64
B	-	-	9,461	0	9,461	95
C	67	2	2,358	71	2,425	73
D	193	19	1,488	149	1,681	168
E	159	48	846	254	1,005	301
F	206	103	425	213	632	316
G	122	85	74	84	195	169
H	856	856	289	289	1,145	1,145
SubTotal	1,603	1,113	36,816	1,218	38,419	2,332
Exceeding Provision						841
Total	1,603	1,113	36,816	1,218	38,419	3,172

Management Discussion and Analysis	108

Analysis of the Consolidated Net Income

Banking Service Fees

R$ Million

				VARIATION
	4th Q./02	3rd Q./02	4th Q./01	4thQ./02 x 3rdQ./02	4thQ./02 x 4thQ./01

Mutual Fund Management Fees	273	256	214	17	59
Collection	76	73	65	3	11
Current Account Services	224	206	203	18	21
Tax Collection	82	36	45	46	37
Interbank Fees (Bills, Checks and Documents)	51	51	48	-	3
Credit Operations	133	111	87	22	46
Credit Cards	229	177	208	52	21
Other Services	133	132	134	1	(1)

Total	1,202	1,042	1,005	160	197

Banking Service Fees reached R$ 1,202 million in the fourth quarter of 2002, an increase of R$ 160 million in relation to the prior quarter.

The increase in the economic activity during the year-end and the adjustment in the prices of some services caused an increase in income from Current Account Services of R$ 18 million from the third to the fourth quarter, reaching R$ 224 million.

In relation to income from Collection, we emphasize the increase of 6.0% in the number of bills settlements that reached R$ 33 billion in the fourth quarter of 2002.

The increase of R$ 22 million in Credit Operations Service Fees concentrated basically on current account and personal credits.

Income from Tax Collections increased R$ 46 million due to the receipt, in the fourth quarter, of fees for services rendered to federal public agencies relating to prior periods in the amount of R$ 43 million. We emphasize that there is still a balance receivable of R$ 50 million at December 31, 2002.

The performance of the investment funds and credit cards is detailed in the Analysis of the Segments.

Banking Service Fees Coverage Index over Administrative Expenses (*)

(*)	Calculated by dividing Banking Service Fees by Total Personnel and Administrative Expenses (Personnel + Others)

The coverage index of Banking Service Fees before total Administrative Expenses reached 69% in the fourth quarter, much higher than the historical average presented. In the third quarter, this index was 56%.

The improvement is due to the evolution of R$ 160 million in Banking Service Fees and the reduction of R$ 145 million in Total Administrative Expenses.

Considering only the Personnel Expenses, the index also improved significantly, increasing from 117% to 156% from the third to the fourth quarter.

Management Discussion and Analysis	109

Analysis of the Consolidated Net Income

Quantities (*): Current Accounts, Savings Accounts and Active Clients (**)

(*)	Includes Banco Itau Buen Ayre and does not include BBA.
(**)	Conceptually, a client (represented by a CPF/CNPJ tax number) is considered active when performing one or more transactions in current account in the last six months or having an average 3-month balance in cash deposits not null.

The number of active clients reached 9.2 million in the fourth quarter of 2002, keeping the increase rate verified in the prior quarter. Accordingly, the number of Savings and Current Accounts increased by 1.2% and 2.3% respectively.

Transactions and Clients registered in Home & Office Banking

Itau reached 99 million transactions with Home & Office Banking in the fourth quarter of 2002, arising from 2.6 million clients registered, showing continuous evolution of these indexes.

Management Discussion and Analysis	110

Analysis of the Consolidated Net Income

Administrative Expenses

R$ Million

				VARIATION
	4th Q./02	3rd Q./02	4th Q./01	4Q.02/3Q.02	4Q.02/4Q.01

Personnel Expenses	621	674	619	(52)	2
Remuneration	386	397	418	(11)	(32)
Social Charges	124	119	106	5	18
Social Benefits/ Training	111	111	111	0	0
Collective Labor Agreement Bonuses	0	46	(16)	(46)	16
Other Administrative Expenses	967	992	1,001	(25)	(35)
Premises	103	113	111	(11)	(9)
Materials	39	31	39	8	0
Data Processing and Telecommunication	251	210	296	41	(45)
Transportation	46	47	45	(0)	2
Third Party Services	123	109	130	14	(7)
Security	31	32	34	(1)	(3)
Marketing	69	57	84	12	(15)
Civil and Tax Suit	19	58	(7)	(39)	26
Legal and Judicial Suit	6	18	(24)	(12)	29
Credit Cards	18	24	22	(5)	(3)
Depreciation and Amortization	141	143	134	(2)	7
Financial System Services	72	72	63	(1)	8
Other	48	77	74	(29)	(26)
SubTotal	1,588	1,666	1,620	(78)	(32)
Dismissals and Labor Suits	147	214	72	(67)	75
Total	1,735	1,880	1,691	(145)	44

Personnel Expenses

Personnel Expenses decreased R$ 52 million in the fourth quarter. The main reason for the variation was the payment of bonuses to employees in the third quarter, which resulted in expenses of R$ 46 million.

The reduction of R$ 11 million in expenses with Remuneration is mainly due to the effect of restatement of the balance of provisions for vacation pay and 13th month salary, resulting from adjustment of 7% in salaries, which impacted the result in the third quarter.

Expenses with benefits offered by Itau to employees remained unchanged in the fourth quarter, while expenses with payroll charges, including FGTS and INSS, had a slight increase by R$ 5 million in relation to the prior quarter.

Number of Employees (*)

(*)	Do not include the 1,164 employees from BBA.

Other Administrative Expenses

Data Processing and Telecommunication expenses varied R$ 41 million, part due to the increase in expenses with telephony, part due to readjustments of contracts for the maintenance of computers and software rentals and part related to an increase in mailing expenses, arising from the issuance of credit card invoices that were previously outsourced.

Third Party Services had an increase by R$ 14 million in expenses, which is mainly associated with a higher volume of business consulting and legal advisory services contracted, relating to the acquisitions carried out in the fourth quarter.

Civil and Tax Suit expenses, as well as Legal and Judicial expenses, decreased in the fourth quarter. The main reason for this variation was the lower number of contingencies in the period.

Marketing expenses increased by R$ 12 million in the fourth quarter because Itau intensified corporate advertising campaigns, as well as those related to the launching of Consorcio Itau (Consortium) and the sale of Itaucards.

Dismissals and Labor Suits expenses were reduced by R$ 67 million, mainly due to the final phase of the process for restructuring of the purchased companies.

Management Discussion and Analysis	111

Analysis of the Consolidated Net Income

Efficiency Ratio (1)

The efficiency ratio in the fourth quarter of 2002 reached 40.5%, representing an improvement in relation to 49.6% in the last quarter. The decrease of 8% in general expenses, mainly in personnel expenses and Dismissals/ Labor Suits, the increase in banking service fees, the increase in revenues from capitalization premiums, insurance and pension plans and the reversals of provision for volatility of the market, which affected positively the financial margin, contributed to this result.

(Personnel Expenses + Other Administrative Expenses)
(1)	Ef f iciency Ratio =
(Net Income f rom Financial Operations + Provision for Loan Losses + Banking Service Fees + Capitalization, Insurance and Pension Plan Premiums - Variations in Technical Provisions of Capitalization, Insurance and Pension Plans + Other Insurance Operating Income and Expenses - Insurance Claims - Selling Expenses - Pension Plan Benef it Expenses - Other Operating Expenses + Other Operating Income)

Network Evolution (*)

(*)	Banco Itau Buen Ayre was included and the BBA’s 6 branches were not.

The number of Points of Services of Itau network grew 24% during 2002, mainly due to the opening of 4,000 ATMs.

Seeking greater convenience for its clients and productivity gains in its operations, Itau has strongly invested in selfservice channels. In 2002, Internet, ATM and Automated Programmed Debit utilization have grown consistently, reporting an increase in the volume of transactions, when compared to the volumes of 2001, of 97%, 20% and 16% respectively.

Volume of Self-Service Transactions (*)

Quantity in Million

					Home & Office Banking
Period	ATM	Automated Programmed Debit	Itaufone	Bankfone	Direct Connection	Internet	Itaufax	Point of Sale/ Redeshop	Total

1998	559	138	119	41	68	8	15	23	971
1999	702	177	138	41	87	24	17	38	1,224
2000	718	203	138	41	87	66	16	53	1,322
2001	790	244	129	42	67	155	15	74	1,516
1st Q./01	194	57	35	10	19	28	4	17	364
2nd Q./01	191	60	32	10	17	34	4	17	365
3rd Q./01	193	62	30	11	16	43	4	18	377
4th Q./01	212	65	32	11	15	50	3	22	410
2002	946	284	135	40	38	306	11	89	1,849
1st Q./02	224	69	33	10	13	59	3	19	429
2nd Q./02	225	70	38	10	11	71	3	20	448
3rd Q./02	243	72	31	10	9	84	3	23	475
4th Q./02	254	73	33	10	6	92	2	27	497

(*)	Only Itau until 1998. Bemge and Banerj after 1999, Banestado after 2001 and Beg in 2002.

Management Discussion and Analysis	112

Analysis of the Consolidated Net Income

Cost Control and Process Review

Administrative expenses in 2002 increased by 8.6% in relation to 2001. The main reasons for this increase are Expenses with Dismissal of Employees and Labor Suits, which, in 2002, were strongly affected by the process of restructuring of the banks purchased by Itau, specially Banestado.

Disregarding the Expenses with Dismissal of Employees and Labor Claims, the Administrative Expenses of 2002 increased by 2.7%, representing an excellent result to Itau, since in 2002, there was a significant increase in the number of clients and products sold, associated with a strong increase in the number of Points of Service. It is important to highlight that the Administrative Expenses of 2002 had impacts arising from inflation and exchange variation, collective labor agreement granted to employees, and expenses related to Banco BEG, which was acquired in December 2001.

This significant result is due to the efforts made by Itau to control its costs and to restructure and rationalize its processes, aiming at increasing the productivity of its services. Accordingly, it was fundamental the performance of the Commission for Rationalization of Processes and Costs (CRPC) in following up the evolution of the Administrative Expenses, in defining the procedures that make feasible the reduction of costs and in establishing productivity parameters for the services provided by Itau.

One of the important decisions of 2002 was the centralization of Itau's administrative operations in the Centro Empresarial Itausa (CEIC), in order to reduce costs and integrate the Bank's administrative area. This business center was specially designed and built in the 80's to meet the needs of the Itau Group, and was extended in 2002 to include administrative areas that were located at offices at the center of Sao Paulo City that will be now shut down.

2002 and 2001 Administrative Expenses Comparative

R$ Millions

			VARIATION
	2002	2001	2002/2001 (%)

Personnel Expenses	2,456	2,424	1.4%
Remuneration	1,499	1,483	1.1%
Social Charges	471	441	7.0%
Social Benefits	396	401	(1.1)%
Training	43	53	(19.0)%
Collective Labor Agreement Bonuses	47	46	1.3%
Other Administrative Expenses	3,809	3,679	3.5%
Data Processing and Telecommunication	891	941	(5.3)%
Depreciation and Amortization	552	490	12.7%
Premises	427	404	5.5%
Third Party Services	445	475	(6.3)%
Financial System Services	279	250	11.6%
Marketing	259	299	(13.3)%
Transportation	184	175	5.5%
Civil and Tax Suit	159	19	719.1%
Materials	136	131	3.6%
Security	125	131	(4.6)%
Credit Cards	83	79	4.1%
Legal and Judicial Suit	44	15	201.9%
Other	226	271	(16.6)%
SubTotal	6,265	6,103	2.7%
Dismissals and Labor Suits	716	327	119.1%
Total	6,981	6,430	8.6%

Number of Employees	42,051	45,409	(7.4)%

Management Discussion and Analysis	113

Analysis of the Consolidated Performance

Tax Expenses

In the fourth quarter of 2002, tax expenses amounted to R$ 246 million, increasing 5.6% in relation to the prior quarter. The increase of services rendered and sales of capitalization, insurance and pension plan products resulted in the increase of these expenses.

Equity in the Income of Subsidiary and Affiliated Companies

In the fourth quarter of 2002, equity in the income of subsidiary and affiliated companies amounted to R$ 78 million, while in the prior quarter it reached R$ 199 million. The appreciation of the Real in relation to the Euro has particularly affected the valuation of Banco Itau's investment in Bank BPI S.A.

Other Operating Income/Expenses

The net difference between other operating income/ expenses totaled an expense of R$ 149 million in the fourth quarter of 2002, compared to an expense of R$ 210 million in the prior quarter. This decrease is associated with the foreign exchange translation effect on other liabilities of foreign subsidiaries.

Non-Operating Result

In the fourth quarter of 2002, the non-operating result reached R$ 10 million, representing an increase of R$ 23 million in relation to the prior quarter. This result is associated with the capital gain with sale of real estate (branches auctioned in the fourth quarter).

Income Tax and Social Contribution

In the fourth quarter of 2002, income tax and social contribution on net income totaled R$ 39 million, while in the prior quarter it reached R$ 255 million. This decrease is basically associated to the tax effects of the interest on own capital accrued in the period that amounted to R$ 208 million.

Extraordinary Result

The effects of integral amortization of goodwill, including the recent acquisition of Banco BBA, tottaling R$ 679 million net of fiscal effects, were basically transferred to the Extraordinary Result for the fourth quarter of 2002.

Management Discussion and Analysis	114

[GRAPHIC OMITTED]

Analysis by Segment

Fourth Quarter 2002 Reallocated results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the “Statement of Reallocated Income” table above.

							R$ Million
	BANKING
4th Q./02	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL	CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL F UNDS	CORP- ORATION	CON- SOLIDATED

Income from Loan Operations	1,607	(880)	727	231	-	-	-	958
Securities	775	(401)	375	25	139	0	0	539
Provisão para Oscilação nas Cotaçoes	-	-	-	0	0	0	0	0
Trade Finance and Foreign Exchange Portfolio	-	104	104	0	0	0	0	104
Funding Expenses	(444)	1,898	1,454	1	0	0	0	1,455

FINANCIAL MARGIN	1,938	722	2,660	257	139	-	-	3,056

Provision for Loan and Lease Losses	(853)	(33)	(886)	(55)	0	0	0	(941)
Credits Recoveries and Renegotiated	76	-	76	19	0	0	0	95
Total Provision for Loan and Lease Losses	(777)	(33)	(810)	(37)	0	-	-	(846)

NET INCOME FROM FINANCIAL OPERATIONS	1,161	690	1,851	220	140	-	-	2,211

OTHER OPERATING INCOME (EXPENSES)	(584)	(191)	(775)	(45)	14	69	(33)	(770)
Banking Service Fees	715	28	743	230	4	273	(39)	1,211
Transfer for Banking	132	-	132	0	0	(132)	0	0
Partial Result of Insurance, Capitalization and Pension Plans	28	-	28	0	169	0	(17)	180
Administrative Expenses	(1,302)	(40)	(1,342)	(207)	(128)	(66)	9	(1,735)
Taxes Expenses	(166)	(11)	(177)	(35)	(27)	(6)	0	(246)
Equity in Income (Losses) of Unconsolidated Investments	3	75	78	0	0	0	0	78
Other Operating Income / Expenses	6	(242)	(236)	(33)	(3)	0	14	(259)

OPERATING INCOME	576	499	1,076	175	154	69	(32)	1,441
Non-Operating Income	10	(1)	9	(2)	(3)	0	6	10

INCOME BEFORE TAX	587	498	1,085	173	151	69	(27)	1,451
Income Tax and Social Contribution	(200)	58	(141)	(59)	(51)	(23)	236	(39)
Extraordinary Results	(0)	-	(0)	0	0	0	(679)	(679)
Profit Sharing	(30)	(2)	(32)	(2)	(4)	(17)	0	(55)
Minority Interests	(15)	27	12	0	0	0	0	12

NET INCOME	343	581	923	112	95	29	(470)	689

The breakdown of reallocated income per segment shows each Conglomerate operational area's contribution to income for the fourth quarter of 2002.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Management Discussion and Analysis	116

Third Quarter 2002 Reallocated Results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the “Statement of Reallocated Income” table above.

							R$ Million
	BANKING
3rd Q./02	Without Foreign Exchange Variation	With Foreign Exchange Variation	TOTAL	CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	COR- PORATION	CON- SOLIDATED

Income from Loan Operations	1,543	4,087	5,631	241	-	-	-	5,872
Securities	555	4,097	4,652	12	71	0	0	4,736
Provisão para Oscilação nas Cotaçoes	-	-	-	0	0	0	0	0
Trade Finance and Foreign Exchange Portfolio	-	15	15	0	0	0	0	15
Funding Expenses	(512)	(7,485)	(7,998)	(24)	0	0	0	(8,022)

FINANCIAL MARGIN	1,586	714	2,300	229	71	-	-	2,601

Provision for Loan and Lease Losses	(410)	(166)	(576)	(106)	(0)	0	0	(682)
Credits Recoveries and Renegotiated	71	-	71	18	0	0	0	89
Total Provision for Loan and Lease Losses	(339)	(166)	(505)	(87)	(0)	-	-	(593)

NET INCOME FROM FINANCIAL OPERATIONS	1,247	548	1,795	142	71	-	-	2,008

OTHER OPERATING INCOME (EXPENSES)	(764)	(63)	(827)	(57)	1	73	(1)	(811)
Banking Service Fees	602	39	641	178	1	256	(27)	1,048
Transfer for Banking	111	-	111	0	0	(111)	0	0
Partial Result of Insurance, Capitalization and Pension Plans	19	-	19	0	138	0	0	157
Administrative Expenses	(1,448)	(95)	(1,543)	(180)	(95)	(62)	1	(1,880)
Taxes Expenses	(179)	10	(168)	(32)	(22)	(10)	0	(232)
Equity in Income (Losses) of Unconsolidated Investments	3	197	199	0	0	0	0	199
Other Operating Income / Expenses	128	(213)	(85)	(22)	(21)	0	25	(103)

OPERATING INCOME	482	485	968	85	73	73	(0)	1,197
Non-Operating Income	(21)	12	(9)	0	(1)	0	(3)	(13)

INCOME BEFORE TAX	462	497	959	85	71	73	(4)	1,184
Income Tax and Social Contribution	(157)	(48)	(205)	(29)	(24)	(25)	27	(255)
Extraordinary Results	0	-	0	0	0	0	(0)	(0)
Profit Sharing	(36)	-	(36)	(1)	0	(2)	0	(39)
Minority Interests	3	(253)	(250)	0	0	0	0	(250)

NET INCOME	272	196	468	55	47	46	23	639

The breakdown of reallocated income per segment shows each Conglomerate operational area's contribution to income for the third quarter of 2002.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Management Discussion and Analysis	117

Banking

The banking segment was subdivided between transactions not affected by the currency fluctuation and those affected by exchange variation, thus evidencing the foreign exchange variation effect on the result for the period.

Result not Affected by the foreign Exchange Rate Variation

In the fourth quarter of 2002, the financial margin associated with transactions not affected by foreign exchange variation reached R$ 1,938 million, an increase of 22.1% in relation to the prior quarter.

The increase in the volume of loans and financings, due to the seasonal increase of economic activity at the end of the year, was responsible for the growth of 4.1% in the credit operations revenue for the period.

Gains from the increase of the base interest rate and the valuation of securities indexed to the IGP-M caused the marketable securities to increase 39.6% in the fourth quarter, being the main element responsible for the increase in the financial margin of transactions not affected by exchange variation.

Therefore the decrease of 13.3% in fund raising expenses in the fourth quarter of 2002 is associated with the increase in compulsory investments (that reached R$ 206 million in the fourth quarter compared to R$ 105 million in the prior quarter), because the model proposed by Itau identifies the costs of funds raised net of related compulsory effects. (see Reallocated Financial Margin)

Result Affected by the foreign Exchange Rate Variation

The financial margin of banking operations not affected by the foreign exchange variation reached R$ 722 million, being stable in relation to the prior quarter. The improvement in the business environment after the end of the presidential succession process contributed to appreciate the Real in relation to the Dollar. In view of this scenario, Itau adjusted the balance of its provision for possible deterioration of assets because of turbulence and uncertainties at the local and international market, increasing this balance in R$ 1,034 million, net of tax effects. The current provision to face future risks arising from the rate oscillations bears the appreciation of the Real in relation to the Dollar up to the parity of R$ 3.20.

In the fourth quarter of 2002, the Real appreciated in relation to the Dollar, reaching R$ 3.5333 at the end of the period (a -9,3% variation). Accordingly, the result of investments of the Bank abroad, net of management of foreign exchange risk and funding cost, amounted to a R$ 212 million loss.

The exchange result reached R$ 104 million and is associated with opportunities arisen from arbitrage transactions between Dollar, Euro and Yen in the fourth quarter of 2002.

Foreign Exchange Variation on Investment Abroad
R$ Million

	4th Q./02	3rd Q./02

Foreign Exchange Variation on Investments Abroad	(622)	1,808
Foreign Exchange Variation on AOLA Investment	87	(233)
Provision to variation of Foreing Exchange Rate from R$ 3.8984 to R$ 3.50	462	(462)
Effect Foreign Exchange Risk Management on Investments Abroad	20	(634)
Results Abroad	(53)	479
Funding Expenses (CDI)	(159)	(131)
Results - Investments Abroad	(212)	348

Results of Operations Affected by Foreign Exchange Fluctuations
R$ Million

	4th Q./02	3rd Q./02

Results of Investments Abroad	(212))	348
Results of Local Operations affected by Exchange Rate (Net)	(250)	724
Reversal/(Constitution) of Provision to variation of Securities quotations (Net)	1,034	(661))
Complement of the Provision to "mark-to-market" AOLA (1) (2)	9	(36)
Expenses related to mark-to-market adjustments of fiscal incentive options	-	(179)
Results Affected by Exchange Rate	581	196

(1)	Provision due in the fourth quarter, and refers to stock market price of AOLA: US$ 0.245 in 09/30/02 to US$ 0.370 in 12/27/02.
(2)	Provision due in the third quarter, and refers to stock market price of AOLA: US$ 0.640 in 06/28/02 to US$ 0.245 in 09/30/02.

Management Discussion and Analysis	118

Credit Cards

	4th Q./02	3rd Q./02	Variation

Financial Margin	257	229	28

Total Provision for Loan and Lease Losses	(37)	(87)	51
Provision for Loan and Lease Losses	(55)	(106)	50
Credits Recoveries and Renegotiated	19	18	0

Net Income from Financial Operations	220	142	78

Other Operating Income / Expenses	(45)	(57)	12
Banking Service Fees	230	178	53
Annual Fees	87	80	7
Other Services	143	98	45
Other Operating Income / Expenses	(276)	(235)	(41)

Operating Income	174	85	90

Non-Operating Income	(2)	0	(2)

Income Before Tax	172	85	87

Income Tax and Social Contribution	(59)	(29)	(30)
Profit Sharing	(2)	(1)	(1)

Net Income	112	55	56

The change in the Financial Margin is basically related to the effect of the foreign exchange translation on loans, assignments and onlendings operations. The Provision for Loan Losses was reduced due to the reversal of Provision for Doubtful Accounts (PDD) caused by the alignment of the criteria used by Itau to restate overdue contracts, adopting the General Price Index Market (IGPM) + 1% p.m.

The number of Itaucard credit cards in circulation increased from 5,009 thousand in September 2002 to 5,284 thousand in December 2002, an increase of 5.5% in the fourth quarter of 2002.

The total volume of transactions reached R$ 2.7 billions in the same period, growing 19.8% in relation to the prior quarter, and reaching a market share of 12.0%. In December 2002, 80.9% of Itaucard accounts were active (accounts that received bills), and 75.8% of these customers used their credit cards in the last month, charging an average of R$ 1,081.50 per account in the quarter.

Quantity of Credit Cards by Brand - Dec 31, 02

The change in Income from Services Rendered is due to the increase in revenues relating to discounts of invoices to establishments (Interchange), as well as data processing services from credit card companies, which are also reflected on Other Operating Income/Expenses, due to the increase in the number of transactions.

Itau holds a 33.3% interest in Credicard, a leading company in the credit card management sector, with 6.7 million credit cards in circulation. Of the total of Income from Credit Card Services Rendered accrued by Itau in the fourth quarter of 2002, 42.5% refers to Credicard.

Considering the ownership interest and the special dividends received - portion of income distributed to the owners in accordance with the performance of their credit card customers, 35.6% of Credicard's income was allocated to Itau in the fourth quarter of 2002.

Quantity of Credit Cards and Market Share

Management Discussion and Analysis	119

Insurance, Capitalization and Pension Plan

Statements of Income of the Segment

				R$ Million
4th QUARTER OF 2002	INSURANCE	CAPITALIZATION	PENSION PLANS	CONSOLIDATED

Revenues from Insurance, Capitalization and Pension Plans	309	183	598	1,090
Revenues from Insurance	309	-	69	378
Revenues from Capitalization	-	183	-	183
Revenues from Pension Plans	-	-	529	529
Changes in Technical Provisions	6	(125)	(446)	(565)
Insurance	6	-	(9)	(3)
Capitalization	-	(125)	-	(125)
Pension Plans	(0)	-	(437)	(437)
Pension Plan Benefits Expenses	(0)	-	(89)	(89)
Earned Premiums	315	-	60	375
Result of Capitalization and Pension Plans	(0)	57	4	61
Retained Claims	(206)	-	(14)	(220)
Selling Expenses	(61)	(9)	(9)	(80)
Administrative Expenses	(82)	(56)	(19)	(156)
Administrative Expenses	(35)	(49)	(13)	(96)
Tax Expenses	(16)	(6)	(5)	(27)
Personnel Expenses	(32)	(0)	(0)	(32)
Other Operating Income/(Expenses)	31	1	2	33
Financial Income	92	46	2	140
Operating Income	88	40	25	154
Non-Operating Income	(2)	(1)	0	(3)
Income Before Income Tax and Social Contribution	86	39	26	151
Income Tax / Social Contribution	(29)	(13)	(9)	(51)
Profit Sharing	(4)	-	-	(4)
Net Income	53	26	17	95

3rd QUARTER OF 2002	INSURANCE	CAPITALIZATION	PENSION PLANS	CONSOLIDATED

Revenues from Insurance, Capitalization and Pension Plans	374	126	289	789
Revenues from Insurance	374	-	31	405
Revenues from Capitalization	-	126	-	126
Revenues from Pension Plans	-	-	258	258
Changes in Technical Provisions	(26)	(94)	(205)	(325)
Insurance	(26)	-	(21)	(48)
Capitalization	-	(94)	-	(94)
Pension Plans	0	-	(184)	(184)
Pension Plan Benefits Expenses	(0)	-	(74)	(74)
Earned Premiums	348	-	9	357
Result of Capitalization and Pension Plans	(0)	33	(0)	32
Retained Claims	(191)	-	(8)	(199)
Selling Expenses	(65)	(6)	(2)	(73)
Administrative Expenses	(87)	(21)	(11)	(117)
Administrative Expenses	(36)	(18)	(8)	(61)
Tax Expenses	(18)	(2)	(2)	(22)
Personnel Expenses	(33)	(0)	(0)	(34)
Other Operating Income/(Expenses)	6	(5)	1	(0)
Financial Income	44	14	13	71
Operating Income	54	15	2	71
Non-Operating Income	2	(3)	0	(1)
Income Before Income Tax and Social Contribution	56	11	2	70
Income Tax / Social Contribution	(19)	(4)	(1)	(24)
Profit Sharing	0	-	-	0
Net Income	37	8	2	47

Management Discussion and Analysis	120

Insurance, Capitalization and Pension Plan

Insurance

Earned premiums of insurance companies decreased R$ 33 million compared to the prior quarter, due to the transfer of the life insurance portfolio, which is distributed via bank channel, to Itau Vida e Previdencia..

Claims expenses increased due to an increase in claims in the auto and property lines, while selling and administrative expenses decreased slightly.

The financial result for the fourth quarter of 2002 exceeded that of the prior quarter; this was mainly due to the high profitability of IGP-M indexed bonds.

The graphs below show the effect of the transfer of part of the life insurance portfolio in the composition of earned premiums.

Composition of Earned premiums - Itau Seguros and Subsidiaries

Claim Ratio

The claims ratio reached 61% in the fourth quarter of 2002, with an improvement in the main lines.

Obs:	The insurance charts do not include health insurance companies (Itauseg Saude and Gralha Azul Saude)

Management Discussion and Analysis	121

Insurance, Capitalization and Pension Plan

Combined Ratio (1)

The combined ratio improved in the fourth quarter of 2002, either as the result of reducing the earned premiums on the transfer of the Life portfolio and the increase in claims expenses.

Number of Insurance Policies - Mass Products

With the transfer of the Life portfolio to Itau Vida e Previdencia, Itau Seguros and its subsidiary companies began focusing their sales efforts on the Auto and Property lines.

Life Insurance and Pension Plans

Life Insurance - In the fourth quarter of 2002, Itau Vida e Previdencia started managing the whole life insurance portfolio distributed by the bank, covering more than 500 thousand policies. In October 2002, the PPI Premiavel was launched, providing in one same product all advantages available in the personal accident insurance plan, as well as a VGBL; moreover, cash awards are raffled monthly to insured members. Accordingly, earned premiums grew from R$ 9 million in the prior quarter to R$ 60 million in the fourth quarter of 2002.

VGBL - Due to the campaign promoted in November and December, VGBL premiums revenue reached R$ 325 million in the quarter, an increase of 158% compared to the prior quarter.

Pension Plans - Pension plan products generated premium revenues of R$ 205 million in the quarter, a 55% increase compared to the third quarter of 2002.

Selling and administrative expenses increased as the result of campaigns promoted during the period.
(1)	Combined Ratio = (Retained Claims + Selling Expenses + Administrative Expenses + Other Operating Income/Expenses)
Earned Premiuns

Capitalization

Capitalization revenues increased in the fourth quarter of 2002, particularly due to the Super PIC Natal 2002 campaign.

During the fourth quarter of 2002, more than 41 thousand Super PIC bonds were sold (single installment of R$ 1,000.00).

At the end of 2002, Itaucap registered a portfolio with more than 2 million active bonds. Over the last 12 months, Itau Capitalizacao has distributed more than R$ 19 million of cash awards to 477 winning customers.

Management Discussion and Analysis	122

Investment Funds and Managed Portfolio

Investment Funds and Managed Portfolio

Investment Fund Management revenues totaled R$ 273 million in the fourth quarter of 2002, an increase of 6.6% in relation to R$ 256 million in the prior quarter. This increase is mainly due to the increase in gains with the performance of funds management.

In the fourth quarter of 2002, the Brazilian Central Bank implemented the exchange of long-term Financial Treasury Bills for short-term, allowing for a reduction in premiums, resulting in a positive impact on profitability of funds.

The national economic-political scenario after the elections contributed to the return of growth of assets in investment funds. Therefore, a migration of resources under managed portfolios was also observed.

Assets Under Management

In the last quarter of 2002, Banco Itau purchased Banco BBA Creditanstalt. With this acquisition, the volume of assets under management reached R$ 59.2 billion in December 2002, an increase of 7.8% in relation to the prior quarter. Of this amount, BBA totaled R$ 6.1 billion in investment funds and R$ 0.8 billion in managed portfolios. With the purchase of BBA, the market share obtained by Itau last December was 14.0%, of which 1.2% arises from the purchase.

Market Share of Investment Funds

Investment Funds - By Business Area - Without BBA

Itau Corretora, through its Home Broker - www.itautrade.com.br - continued to improve its position in the market of operations via Home Broker in Brazil. With an interest of 15% in this market and negotiating a volume of R$ 234 million in the fourth quarter of 2002, Home Broker moved from the third position in September 2002 to the second position in December 2002.

Management Discussion and Analysis	123

[GRAPHIC OMITTED]

Analysis of the Consolidated Balance Sheet

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Business Segment

At December 31, 2002

					R$ Million

ASSETS	BANKING	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED

Current and Long-Term Assets	99,000	3,855	5,737	(919)	107,672

Cash and Cash Equivalents	1,880	22	28	(36)	1,894

Short-term Interbank Deposits	16,301	670	-	-	16,972
Money Market	9,338	670	-	(0)	10,009
Interbank Deposits	6,963	-	-	-	6,963

Securities	20,250	139	4,800	(0)	25,188
Securities	17,962	139	4,800	(0)	22,901
Derivative Financial Instruments	2,288	-	-	(0)	2,288

Interbank and Interbranch Accounts	10,260	-	-	-	10,260

Loan Operations	30,592	675	-	(126)	31,141
Loans	33,258	1,181	-	(126)	34,313
(Allowance for Loan Losses)	(2,666)	(506)	-	0	(3,172)

Other Assets	19,717	2,349	909	(757)	22,218
Foreign Exchange Portfolio	8,615	-	-	-	8,615
Others	11,102	2,349	909	(757)	13,602

Permanent Assets	3,157	94	222	(4)	3,469
Investments	953	-	-	-	953
Fixed Assets	1,949	75	220	(3)	2,240
Deferred Expenses	255	18	3	(1)	276

TOTAL ASSETS	102,157	3,949	5,959	(923)	111,141

					R$ Million

LIABILITIES	BANKING	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED

Current and Long-Term Liabilities	91,988	1,564	398	3,149	97,100

Deposits	38,997	-	-	-	38,997
Demand Deposits	10,389	-	-	-	10,389
Savings Accounts	17,841	-	-	-	17,841
Interbank Deposits	539	-	-	-	539
Time Deposits	10,228	-	-	-	10,228

Deposits Received under Securities Repurchase Agreements	11,876	-	-	-	11,876

Funds from Acceptances and Issue of Securities	4,555	-	-	-	4,555

Interbank and Interbranch Accounts	834	-	-	-	834

Borrowings	9,905	119	-	(8)	10,017

On-Lending Borrowings from Public Institutions	4,552	-	-	-	4,552

On-Lending Borrowings from Abroad	-	-	-	-	-

Derivative Financial Instruments	1,959	0	-	(0)	1,959

Other Liabilities	19,310	1,445	398	3,157	24,310
Foreign Exchange Portfolio	6,709	-	-	-	6,709
Subordinated Debt	5,707	-	-	-	5,707
Others	8,431	3,119	1,192	(848)	11,894
Segment Transfers	(1,537)	(1,674)	(794)	4,005	(0)

Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	-	-	3,901	-	3,901

Deferred Income	94	-	0	(28)	66

Minority Interest in Subsidiaries	1,038	0	9	(9)	1,039

Stockholder's Equity	9,036	2,384	1,652	(4,036)	9,036

TOTAL LIABILITIES	102,157	3,949	5,959	(923)	111,141

Management Discussion and Analysis	125

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Business Segment

At September 30, 2002

					R$ Million

ASSETS	BANKING	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED

Current and Long-Term Assets	87,949	3,354	5,065	(927)	95,441

Cash and Cash Equivalents	2,778	26	25	(38)	2,791

Short-term Interbank Deposits	10,565	296	-	-	10,861
Money Market	4,581	296	-	(0)	4,877
Interbank Deposits	5,984	-	-	-	5,984

Securities	19,002	84	4,142	0	23,227
Securities	17,059	68	4,142	0	21,269
Derivative Financial Instruments	1,943	15	-	0	1,958

Interbank and Interbranch Accounts	11,508	-	-	-	11,508

Loan Operations	26,355	861	(7)	(202)	27,007
Loans	28,783	1,444	-	(202)	30,025
(Allowance for Loan Losses)	(2,428)	(583)	(7)	0	(3,018)

Other Assets	17,741	2,087	906	(687)	20,046
Foreign Exchange Portfolio	7,730	-	-	-	7,730
Others	10,010	2,087	906	(687)	12,316

Permanent Assets	3,152	73	215	(6)	3,434
Investments	886	-	-	-	886
Fixed Assets	2,024	57	212	(3)	2,289
Deferred Expenses	242	17	3	(2)	259

TOTAL ASSETS	91,101	3,428	5,279	(932)	98,875

					R$ Million

LIABILITIES	BANKING	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED

Current and Long-Term Liabilities	81,474	1,248	405	2,885	86,012

Deposits	32,498	-	-	-	32,498
Demand Deposits	7,662	-	-	-	7,662
Savings Accounts	17,433	-	-	-	17,433
Interbank Deposits	607	-	-	-	607
Time Deposits	6,796	-	-	-	6,796

Deposits Received under Securities Repurchase Agreements	11,985	-	-	-	11,985

Funds from Acceptances and Issue of Securities	4,287	-	-	-	4,287

Interbank and Interbranch Accounts	4,369	-	-	-	4,369

Borrowings	7,238	119	-	(11)	7,346

On-Lending Borrowings from Public Institutions	3,473	-	-	-	3,473

On-Lending Borrowings from Abroad	-	-	-	-	-

Derivative Financial Instruments	2,263	-	-	-	2,263

Other Liabilities	15,360	1,130	405	2,897	19,791
Foreign Exchange Portfolio	6,206	-	-	-	6,206
Subordinated Debt	2,148	-	-	-	2,148
Others	8,202	3,049	1,043	(857)	11,437
Segment Transfers	(1,197)	(1,920)	(637)	3,754	0

Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	-	-	3,261	-	3,261

Deferred Income	65	1	0	(26)	40

Minority Interest in Subsidiaries	1,002	0	0	0	1,002

Stockholder's Equity	8,560	2,178	1,614	(3,792)	8,560

TOTAL LIABILITIES	91,101	3,428	5,279	(932)	98,875

Management Discussion and Analysis	126

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Maturity Date

Assets by Maturity Date at December 31, 2002

							R$ Million

Maturity	Days				Years
	0-30	31-90	91-180	181-365	1 - 3 years	> 3 years	Total

Cash and Cash Equivalents	1,894	-	-	-	-	-	1,894

Short-Term Interbank Deposits	15,669	498	270	396	139	-	16,972
Money Market	9,839	128	41	-	-	-	10,009
Interbank Deposits	2,124	289	221	283	139	-	3,056
Investments in Foreign Currency	3,706	81	7	114	-	-	3,907

Securities	3,079	3,076	2,695	2,256	5,216	8,866	25,188
Public Securities	278	909	489	348	4,004	5,722	11,749
Securities Trading	236	777	385	210	651	855	3,114
Securities Available for Sale	42	69	88	122	3,098	4,433	7,852
Securities Held to Maturity	-	63	16	16	254	435	784
Private Securities	2,916	1,735	1,696	1,571	644	3,096	11,656
Securities Trading	2,135	1,494	1,317	309	105	379	5,739
Securities Available for Sale	743	212	378	1,262	527	2,506	5,629
Securities Held to Maturity	38	29	-	-	11	211	288
Additional Provision	(505)	-	-	-	-	-	(505)
Securities Trading	-	-	-	-	-	-	0
Securities Available for Sale	(505)	-	-	-	-	-	(505)
Derivative Financial Instruments	390	432	511	337	569	49	2,288

Loans	8,470	6,456	5,389	6,409	7,783	3,911	38,419
Loans	6,712	5,206	4,611	5,549	7,339	3,881	33,299
Leases Income	77	131	167	266	364	10	1,014
Advances on Exchange Contracts	338	822	504	522	0	-	2,186
Other Credits	1,343	297	108	73	80	20	1,921

Total	29,112	10,030	8,353	9,062	13,138	12,778	82,473
% Total	35.3%	12.2%	10.1%	11.0%	15.9%	15.5%	100.0%

Liabilities by Maturity Date at December 31, 2002

							R$ Million

Maturity	Days				Years
	0-30	31-90	91-180	181-365	1 - 3 years	> 3 years	Total

Deposits	32,294	1,168	2,088	1,483	1,927	36	38,997
Demand Deposits	10,389	-	-	-	-	-	10,389
Savings Accounts	17,822	19	-	-	-	-	17,841
Interbank Deposits	335	54	83	7	59	-	539
Time Deposits	3,748	1,095	2,005	1,476	1,868	36	10,228
Deposits Received under Securities Repurchase Agreements	6,076	547	314	734	3,072	1,133	11,876
Own Portfolio	2,776	547	314	734	3,072	1,133	8,576
Third Party Portfolio	2,782	-	-	-	-	-	2,782
Open Portfolio	518	-	-	-	-	-	518
Funds from Acceptances and Issue of Securities	204	413	453	1,862	1,381	241	4,555
Exchange Acceptances	29	39	145	0	-	-	213
Mortgage Notes	-	0	-	-	-	-	0
Debentures	8	13	20	33	(0)	175	250
Foreign Borrowings in Securities	167	360	289	1,828	1,381	66	4,092
Borrowing	864	1,620	2,498	2,009	2,383	643	10,017
Domestic - Public Institutions	7	-	-	-	-	-	7
Domestic - Other Institutions	71	43	27	42	143	-	325
Foreign Currency Trade Finance Borrowings	787	1,577	2,471	1,967	2,240	643	9,686
On-lending Borrowings from Public Institutions	23	107	227	176	861	3,159	4,552
BNDES	12	28	151	76	572	2,300	3,139
CEF	0	0	0	0	1	32	34
FINAME	11	79	75	76	241	819	1,301
Other Institutions	0	-	0	24	47	7	78
Subordinated Debt	-	-	-	-	-	5,707	5,707
Total	39,462	3,855	5,580	6,264	9,624	10,920	75,704
% Total	52.1%	5.1%	7.4%	8.3%	12.7%	14.4%	100.0%

Management Discussion and Analysis	127

Analysis of the Consolidated Balance Sheet

Cash, Short-term Interbank Deposits and Securities

Itau Consolidated

The balances of Cash, Short-term Interbank Deposits and Securities, not including Repurchase Commitments, totaled R$ 30.8 billion in December 2002, corresponding to 32.1% total assets for the same period, in the amount of R$ 95.9 billion.

In order to reduce the liquidity of Financial Institutions, the Brazilian Central Bank issued on October 11, 2002 Circular 3157, which increased in five percent the rate related to additional liquidity requirement on deposits. However, as a result of its traditional policy of cash management, Itau maintained liquidity levels sufficiently high both in Brazil and abroad, increasing the balance of Cash and Short-term Interbank Deposits by 35.7% in comparison to prior quarter. The effect of public and private securities maturity along the period that contributed for the high short-term liquidity should also be emphasized.

In what concerns the provisions on free securities, a significant drop is noted in relation to September 2002, which shows the reduction of the markets volatility at the end of 2002. This contributed for the increase of 8.3% in total liquidity of the Company compared to the same period.

Itau Consolidated with BBA

With the acquisition of BBA, the balances of Cash, Shortterm Interbank Deposits and Securities, not considering Repurchase Commitments, were increased by 20.1%, reaching R$ 37.0 billion in December 2002, which represents 33.3% of total consolidated assets (Itau + BBA) for the same period, in the amount of R$ 111.1 billion. The Short-term Interbank Deposits significantly contributed to this increase, since the balance of this portfolio was increased by 25.6%, reaching R$ 14.2 billion.

The exclusion of repurchase commitments from the table below is intended to highlight the liquidity level of Banco Itau. Accordingly, investments in the Money Market and Public Securities show positions net of borrowing via repurchase.

Liquidity (Not Including Repurchase Commitments)

							R$ Million

	With BBA		Without BBA				Variation
	Dec 31, 02%		Dec 31, 02%		Sep 30, 02%		Dec02/Sep02

Cash and Cash Equivalents	1,894	5.1	1,868	6.1	2,791	9.5	(923)
Short-term Interbank Deposits	14,190	38.4	11,299	36.7	6,912	23.6	4,387
Money Market	7,227	19.6	4,787	15.6	928	3.2	3,859
Interbank Deposits	6,963	18.8	6,512	21.2	5,984	20.4	528
Securities	20,875	56.5	17,598	57.2	19,643	66.9	(2,045)
Public Securities - Brazil	9,534	25.8	7,430	24.2	9,147	31.2	(1,717)
Internal Debt Securities	9,077	24.6	7,385	24.0	9,038	30.8	(1,652)
DCBs-Debt. Conv.Bond and other brazilian debts securities	456	1.2	44	0.1	109	0.4	(65)
Public Securities - Other Countries	769	2.1	769	2.5	824	2.8	(55)
Bonds Argentina	58	0.2	58	0.2	51	0.2	7
Bonds Portugal	711	1.9	711	2.3	773	2.6	(62)
Private Securities	8,811	23.8	7,920	25.7	8,772	29.9	(852)
Bank Certificates of Deposits	2,733	7.4	2,534	8.2	3,829	13.0	(1,294)
Shares in Publicy Traded Companies	361	1.0	248	0.8	197	0.7	51
Debentures	1,273	3.4	869	2.8	751	2.6	119
Mortgages Letters	110	0.3	110	0.4	115	0.4	(5)
Option Premiums	-	-	-	-	-	-	-
Euro Bond’s and Others	3,072	8.3	2,904	9.4	2,476	8.4	429
Real State Receivables Certified	1,137	3.1	1,132	3.7	1,276	4.3	(144)
Fixed Income Funds	28	0.1	26	0.1	23	0.1	3
Overseas Fixed Income Funds	96	0.3	96	0.3	106	0.4	(10)
Others	1,762	4.8	1,478	4.8	900	3.1	579
Subtotal	36,959	100.0	30,765	100.0	29,346	100.0	1,419
Provisions	(155)		(155)		(1,093)		937
TOTAL	36,804		30,609		28,254		2,356

Management Discussion and Analysis	128

Analysis of the Consolidated Balance Sheet

Reconciliation

		R$ Million

	With BBA	Without BBA
	Dec 31, 02	Dec 31, 02	Sep 30, 02

Securities + Interbank Deposits	26,522	22,315	27,489
(+) Interbank Deposits	6,963	6,512	5,984
(+) Cash and Cash Equivalents	1,894	1,868	2,791
(+) Money Market	10,009	6,010	4,877
Total Liquidity	45,388	36,705	41,142
(-) Money Market - Repurchase Pending Settlement	(2,782)	(1,223)	(3,949)
(-) Public Securities - Subject to Repurchase Commitments	(845)	(845)	(3,780)
(-) Private Securities - Subject to Repurchase Commitments	(1,161)	(1,341)	-
(-) Retirement Funds - PGBL (defined contribution pension plan)	(1,387)	(1,387)	(923)
(-) Financial Instruments - sell	(2,254)	(1,145)	(3,143)
Total Liquidity (not including repurchase commitments)	36,959	30,765	29,346

Liquidity (Not Including Repurchase Commitments)

				R$ Million

	With BBA			Without BBA
	Dec 31, 02			Dec 31, 02			Sep 30, 02
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total

Cash and Cash Equivalents	1,558	336	1,894	1,543	325	1,868	2,585	206	2,791
Short-term Interbank Deposits	8,110	6,080	14,190	6,106	5,193	11,299	1,241	5,671	6,912
Money Market	7,011	216	7,227	4,571	216	4,787	289	639	928
Interbank Deposits	1,099	5,864	6,963	1,535	4,977	6,512	952	5,032	5,984
Securities	14,275	6,600	20,875	11,922	5,676	17,598	13,908	5,734	19,643
Total	23,943	13,016	36,959	19,571	11,194	30,765	17,734	11,612	29,346
Total (US$ Million)		3,684			3,168			2,981

Management Discussion and Analysis	129

Analysis of the Consolidated Balance Sheet

Securities and Derivative Financial Instruments

We present below the composition by type of security in the security and derivative financial instrument portfolios.

						R$ Million

December/2002	Cost	Market Value		Constituted Provision to Market Value		Constituted Provision to Market Value in Equity

Securities Trading	8,801	8,853	34.5%	52
Public Securities - Brazil	3,056	3,110	12.1%	54
Public Securities - Other Countries	4	4	0.0%	0
Private Securities	4,354	4,353	16.9%	(2)
Retirement funds - client risk	1,387	1,387	5.4%	-
Securities Available for Sale	13,680	13,481	52.5%	-		(199)
Public Securities - Brazil	6,855	6,740	26.2%	-		(115)
Public Securities - Other Countries	1,051	1,112	4.3%	-		61
Private Securities	5,774	5,629	21.9%	-		(145)
Securities Held to Maturity	1,072	1,072	4.2%	-
Public Securities - Brazil	731	731	2.8%	-
Public Securities - Other Countries	53	53	0.2%	-
Private Securities	288	288	1.1%	-
Derivative Financial Instruments	2,969	2,288	8.9%	(682)
Option Premiums	232	370	1.4%	138
Forward Market	143	129	0.5%	(13)
Swap - Adjustment receivable	2,591	1,785	6.9%	(806)
Others	4	4	0.0%	-
Public Securities - Brazil	10,642	10,581	41.2%	54		(115)
Public Securities - Other Countries	1,108	1,169	4.5%	0		61
Private Securities	10,416	10,270	40.0%	(2)		(145)
Retirement funds - client risk	1,387	1,387	5.4%	-		-
Derivative Financial Instruments	2,969	2,288	8.9%	(682)		-
Total	26,522	25,693	100.0%	(630)		(199)

Minimum Allowance Required					(829)
Additional Allowance Reclassification					255
Additional Allowance					(760)

						R$ Million

September/2002	Cost	Market Value		Constituted Provision to Market Value		Constituted Provision to Market Value in Equity

Securities Trading	10,184	9,992	38.9%	(192)
Public Securities - Brazil	4,140	4,001	15.6%	(139)
Public Securities - Other Countries	121	121	0.5%	1
Private Securities	5,000	4,946	19.2%	(54)
Retirement funds - client risk	923	923	3.6%	-
Securities Available for Sale	13,876	12,435	48.4%	-		(1,441)
Public Securities - Brazil	8,410	7,204	28.0%	-		(1,206)
Public Securities - Other Countries	861	918	3.6%	-		57
Private Securities	4,605	4,313	16.8%	-		(292)
Securities Held to Maturity	178	178	0.7%	-
Public Securities - Brazil	178	178	0.7%	-
Public Securities - Other Countries	-	-	0.0%	-
Private Securities	-	-	0.0%	-
Derivative Financial Instruments	2,483	1,190	4.6%	(1,293)
Option Premiums	133	265	1.0%	132
Forward Market	142	139	0.5%	(3)
Swap - Adjustment receivable	2,208	786	3.1%	(1,422)
Forward Public Securities	768	768	3.0%	-
Public Securities - Brazil	12,728	11,384	44.3%	(139)		(1,206)
Public Securities - Other Countries	982	1,039	4.0%	1		57
Private Securities	9,604	9,259	36.0%	(54)		(292)
Retirement funds - client risk	923	923	3.6%	-		-
Derivative Financial Instruments	2,483	1,190	4.6%	(1,293)		-
Total	26,721	23,795	92.6%	(1,485)		(1,441)

Minimum Allowance Required					(2,926)
Additional Allowance Reclassification					1,000
Additional Allowance					(2,336)

Management Discussion and Analysis	130

Analysis of the Consolidated Balance Sheet

Credit Operations

The exchange volatility and increase in interest rate negatively affected credit transactions. Banco Itau adopted a more conservative attitude in its credit policy, based on the selectivity of new operations, preferably directing to operations with lower risk of the medium and large companies areas. Preventive reviews of customers ratings were made, with special attention to those with indebtedness profile more susceptible to exchange rate variations. A more rigorous attitude was adopted to pre-approved credit granting for individuals and small business segments.

The acquisition of Banco BBA - Creditanstalt caused a positive impact on the consolidated credit portfolio as detailed below. The total portfolio balance increased 32.5% in relation to December 2001. In December 2002, 31.1% of total portfolio was exposed to foreign currency variation, and approximately 76.2% comprised foreign trade products or any kind of hedge. At the end of 2002, approximately 88.7% of the credit portfolio was classified in risk ratings between “AA” and “C”, corresponding to a little variation compared with 88.8%, in December 2001. This little change in the portfolio profile mainly arises from the review of large business customers ratings, mainly those with indebtedness profiles susceptible to exchange rate variations.

Credit Operations

	With BBA	Without BBA			Variation with BBA				Variation without BBA

	Dec 31, 02	Dec 31, 02	Sep 30, 02	Dec 31, 01	Dec.02-Sep.02		Dec.02-Dec.01		Dec.02-Sep.02		Dec.02-Dec.01

Loans	33,299	26,968	28,950	24,821	4,349	15.0%	8,478	34.2%	(1,982)	-6.8%	2,147	8.6%

Leasing	1,014	924	1,075	1,365	(61)	-5.7%	(350)	-25.7%	(151)	-14.1%	(441)	-32.3%

Other receivables	1,921	1,909	2,061	2,265	(141)	-6.8%	(345)	-15.2%	(153)	-7.4%	(357)	-15.7%

ACC/AEC	2,186	1,706	1,713	1,164	473	27.6%	1,021	87.7%	(7)	-0.4%	541	46.5%

Subtotal	38,419	31,506	33,799	29,615	4,620	13.7%	8,804	29.7%	(2,293)	-6.8%	1,891	6.4%

Guarantees	6,995	5,514	5,888	4,666	1,107	18.8%	2,328	49.9%	(373)	-6.3%	848	18.2%

Total	45,414	37,020	39,687	34,282	5,727	14.4%	11,132	32.5%	(2,666)	-6.7%	2,739	8.0%

(*)	In constant currency of December 31, 1995 up to this date; nominal values thereafter.
(1)	Credit Operations: Loans, Leases, Others Receivables and Advances on Exchange Contracts (AEC).
(2)	Guarantees: Endorsements, Sureties and Others guarantees.

Management Discussion and Analysis	131

Analysis of the Consolidated Balance Sheet

The large business area grew 50.1% in the year, with an increase of 18.0% in the portfolio balance in the last quarter. The emphasis to grant credit using pre-approved limits contributed to small and medium companies to grow 35.9% in the year. The area of individual customers, not considering real estate loans, increased 10.9% in relation to the prior year. The merger of BBA represented a significant increase in motor vehicle loans, with an increase of 49.6% in the year. We also emphasize that if we consider the contribution of Banco FIAT, the financing of vehicles would have an increase of 81.5% as compared to Itau and BBA consolidated.

Credit Portfolio Development Consolidated by Client Type(*)

								R$ Million

								Variation

		Dec 31, 02		Sep 30, 02		Dec 31, 01		Dec.02 - Sep.02		Dec.02 - Dec.01

		Balance	%	Balance	%	Balance	%	Balance	%	Balance	%

Corporate		28,219	62.1%	23,921	60.3%	18,795	54.8%	4,297	18.0%	9,423	50.1%
Small and Medium-Sized Companies		4,376	9.6%	3,573	9.0%	3,221	9.4%	803	22.5%	1,155	35.9%
Individuals		7,693	16.9%	6,875	17.3%	6,669	19.5%	818	11.9%	1,024	15.4%
Credit Card		2,774	6.1%	2,844	7.2%	2,772	8.1%	(70)	-2.5%	1	0.1%
Subtotal		43,062	94.8%	37,213	93.8%	31,457	91.8%	5,849	15.7%	11,605	36.9%
Real State Financing	Ind.	2,225	4.9%	2,315	5.8%	2,600	7.6%	(90)	-3.9%	(375)	-14.4%
	Bus.	127	0.3%	158	0.4%	224	0.7%	(31)	-19.5%	(97)	-43.2%
Subtotal		2,352	5.2%	2,474	6.2%	2,825	8.2%	(121)	-4.9%	(472)	-16.7%

Total		45,414	100.0%	39,687	100.0%	34,282	100.0%	5,727	14.4%	11,132	32.5%

(*)	Endorsements and sureties included

Credit Portfolio Development Consolidated by Client Type(*)

(*) Endorsements and sureties included

Management Discussion and Analysis	132

Analysis of the Consolidated Balance Sheet

Credit Portfolio by Business Sector

The credit offer to the telecommunications sector increased 21.7% in the year, with an increase of 11.7% in the last quarter of 2002. Approximately 49.0% of this sector portfolio is linked to the US dollar compared to 41.9% in December 2001. Due to the current unfavorable situation the sector is facing, the Bank maintained the strategy of rating reviews, resulting in the downgrade of some customers. Accordingly, 90.7% of the operations were rated between “AA” and “C” risk levels. In December 2001 this ratio was equivalent to 97.3%. The normal course credits totaled 96.6% of operations.

In relation to the transportation sector, it must be emphasized the low exposure to risks with the participation of 0.9% in the total Bank’s portfolio. Similarly, the exposure to aviation companies corresponds to 0.2% of the total. Finally, the Bank’s exposure to the telecommunication sector is equivalent only to 0.4% of the portfolio.

Comparation of the Portfolio by Business Sector(*)

									R$ Million

	Dec 31, 02						Sep 30, 02		Dec 31, 01

	Loans	AEC/ACE	Leases	Endorsements	Consolidated	%	Consolidated	%	Consolidated	%

Public Sector
Chemicals and Petrochemicals	585	0	0	116	701	1.5	688	1.7	511	1.5
Others	401	26	0	88	515	1.1	853	2.1	630	1.8
Total of Public Sector	987	26	0	203	1,216	2.7	1,541	3.9	1,141	3.3

Private Sector
Industry
Food and Beverage	1,675	447	4	194	2,320	5.1	2,022	5.1	1,611	4.7
Siderurgy, Metallurgy and Mechanics	1,027	571	7	734	2,340	5.2	2,245	5.7	2,052	6.0
Chemicals and Petrochemicals	2,248	107	12	432	2,799	6.2	2,358	5.9	1,591	4.6
Electronic	539	46	4	220	809	1.8	698	1.8	750	2.2
Pulping and Paper	1,175	8	10	123	1,315	2.9	1,225	3.1	922	2.7
Light and Heavy Vehicles	578	9	1	514	1,102	2.4	1,083	2.7	731	2.1
Textile and Clothing	433	90	3	47	573	1.3	393	1.0	416	1.2
Mechanics	193	57	3	194	448	1.0	414	1.0	318	0.9
Tobacco	409	47	0	11	467	1.0	455	1.1	235	0.7
Fertilizer, Insecticide and Defensive	528	10	0	29	568	1.3	526	1.3	431	1.3
Autoparts and Accessories	215	129	60	79	483	1.1	301	0.8	189	0.6
Construction Material	607	6	1	38	652	1.4	589	1.5	280	0.8
Pharmaceutical	125	1	2	66	195	0.4	140	0.4	226	0.7
Wood and Furnitures	223	35	2	8	268	0.6	164	0.4	153	0.4
Tractors and Agricultural Machinery	120	40	0	36	197	0.4	78	0.2	87	0.3
Others	326	13	7	237	582	1.3	457	1.2	326	1.0
Subtotal	10,423	1,616	116	2,962	15,117	33.3	13,149	33.1	10,317	30.1
Commerce
Retail	1,472	212	24	118	1,826	4.0	1,507	3.8	1,300	3.8
Wholesale	304	4	5	126	440	1.0	373	0.9	247	0.7
Others	138	11	1	12	162	0.4	244	0.6	53	0.2
Subtotal	1,914	228	30	256	2,428	5.3	2,125	5.4	1,601	4.7
Services
Telecommunications	2,892	0	30	757	3,679	8.1	3,295	8.3	3,024	8.8
Power Generation and Distribution	2,205	0	14	422	2,641	5.8	1,846	4.7	1,501	4.4
Finance	767	0	22	1,307	2,095	4.6	1,646	4.1	1,232	3.6
Services Provider	627	8	46	104	785	1.7	649	1.6	706	2.1
Construction and Real State Companies	540	0	6	216	762	1.7	411	1.0	395	1.2
Real State Financing (Company)	127	0	0	0	127	0.3	158	0.4	224	0.7
Public Service Providers	359	0	1	155	515	1.3	432	1.3	365	1.3
Transports	302	0	11	76	389	0.9	282	0.7	232	0.7
Communication	155	0	0	6	161	0.4	6	0.0	8	0.0
Others	675	39	8	137	858	1.9	528	1.3	230	0.7
Subtotal	8,649	47	138	3,179	12,013	26.5	9,252	23.3	7,918	23.1
Primary Sector
Mining	151	8	2	270	430	0.9	534	1.3	491	1.4
Agriculture	1,024	259	1	100	1,383	3.0	913	2.3	631	1.8
Others	30	2	0	0	32	0.1	3	0.0	3	0.0
Subtotal	1,204	269	3	370	1,845	4.1	1,450	3.7	1,125	3.3
Others Businesses	93	0	8	2	103	0.2	136	0.3	139	0.4
Others Individuals
Credit Cards	2,774	0	0	0	2,774	6.1	2,844	7.2	2,772	8.1
Real State Financing	2,225	0	0	0	2,225	4.9	2,315	5.8	2,600	7.6
CDC/Vehicles/ Current Account	6,950	0	720	23	7,693	16.9	6,875	17.3	6,669	19.5
Subtotal	11,949	0	720	23	12,692	27.9	12,034	30.3	12,041	35.1

Total of Private Sector	34,233	2,159	1,014	6,792	44,198	97.3	38,146	96.1	33,141	96.7
GENERAL TOTAL	35,219	2,186	1,014	6,995	45,414	100.0	39,687	100.0	34,282	100.0

(*)	Endorsements and sureties included

Management Discussion and Analysis	133

Analysis of the Consolidated Balance Sheet

Maturity of Credit Portfolio

Maturity (days)

Maturity (days)

Credit Portfolio by Currency and Risk Level (*)

						R$ Million

December / 2002	Risk Level	Consolidated	%	Itaú Europa	Itaú Argentina	Other Companies

Foreign Trade		9,207	100.0	1,999	62	7,146
	AA	3,363	36.5	1,040	-	2,323
	A	3,256	35.4	705	18	2,533
	B	1,499	16.3	169	11	1,320
	C	531	5.8	85	17	428
	D	423	4.6	-	-	423
	E	38	0.4	-	-	38
	F	36	0.4	-	16	19
	G	2	0.0	-	-	2
	H	59	0.6	-	-	59

Other Operations in Foreign Currency		4,920	100.0	516	414	3,990
	AA	1,968	40.0	121	71	1,775
	A	1,459	29.7	244	37	1,178
	B	664	13.5	75	94	495
	C	109	2.2	13	11	85
	D	198	4.0	63	108	28
	E	146	3.0	-	1	145
	F	77	1.6	-	60	16
	G	59	1.2	-	1	57
	H	241	4.9	-	30	211

Total - Operations in Foreign Currency		14,128		2,515	476	11,136
In Local Currency		31,287	100.0	-	-	31,287
	AA	6,834	21.8	-	-	6,834
	A	9,525	30.4	-	-	9,525
	B	8,648	27.6	-	-	8,648
	C	2,428	7.8	-	-	2,428
	D	1,462	4.7	-	-	1,462
	E	858	2.7	-	-	858
	F	551	1.8	-	-	551
	G	134	0.4	-	-	134
	H	846	2.7	-	-	846

Total		45,414		2,515	476	42,423

(*)	Endorsements and sureties included

Management Discussion and Analysis	134

Analysis of the Consolidated Balance Sheet

Credit Portfolio by Currency(*)

							R$ Million

	Dec 31, 02		Sep 30, 02		Dec 31, 01		Variation (%)

	Balance	%	Balance	%	Balance	%	Dec02/Sep02	Dec02/Dec01

Indexed in Foreign Currency	5,185	11.4%	4,302	10.8%	3,661	10.7%	20.5%	41.6%
In Foreign Currency	8,943	19.7%	8,219	20.7%	4,743	13.8%	8.8%	88.5%
Subtotal	14,128	31.1%	12,521	31.5%	8,404	24.5%	12.8%	68.1%
In Local Currency	31,287	68.9%	27,166	68.5%	25,878	75.5%	15.2%	20.9%
Total	45,414	100.0%	39,687	100.0%	34,282	100.0%	14.4%	32.5%

(*)	Endorsements and sureties included

Stockholders’ Equity

The stockholders’ equity of Banco Itau totaled R$ 9,036 million at December 31, 2002, increasing by 19.2% compared to the balance of December 2001. This growth is mainly connected to Itau’s performance during the year.

The Basel Ratio reached 18.4% in December 2002, significantly above the minimum of 11%, required by the Brazilian Central Bank. The issue of subordinated debt and the result for the period expressively increased the referential equity.

The fixed assets ratio, calculated based on the financial and economic consolidated balance sheet, was 33.1%, making the high liquidity and low levels of fixed assets of the non-financial subsidiary companies evident. The same ratio calculated based on the operating result for the consolidated group was 42.9%. The working capital amounted to R$ 6,606 million, rising 36.4% compared to December 2001.

Statement of Changes in Stockholders’ Equity

R$ Million
Balances at September 30, 2002	8,560
Ajustment mark-to-market of equity securities	349
Aquisition of treasury shares	(1)
Authorization of share options	4
Net income for the fourth quarter	689
Interest on own capital	(566)
Balances at December 31, 2002	9,036

BIS Ratio Evolution

	Dec 31, 02	Sep 30, 02	Jun 30, 02	Mar 31, 02	Dec 31, 01

EFFECTS IN THE PERIOD
Calculation of Interest Rate Risk	0.0%	0.0%	-0.1%	0.1%
Interests on Capital Amounting	-0.8%	-0.1%	-0.1%	-0.2%
Variation in Exchange Exposure	-2.6%	2.9%	-0.5%	-2.3%
Other increase (reductions) in the Reference Equity	0.3%	0.0%	0.0%	0.0%
Increase/Reduction in risk Weighted Asset	0.7%	-2.4%	-1.2%	0.2%
Shares on Treasury	0.0%	0.0%	-0.1%	-0.3%
Subordinated Debt	1.2%	0.4%	0.9%	0.0%
Variation of market value for the period	0.5%	-0.5%	-	-
Acquisition Effects of BBA	1.5%	-	-	-

BIS RATIO	18.4%	16.9%	15.3%	15.2%	16.9%

Management Discussion and Analysis	135

Analysis of the Consolidated Balance Sheet

Calculation of the BIS Solvency Ratio

At December 31, 2002	R$ Million

Stockholders’ Equity Banco Itau	9,885
Minority stockholders not excluded from
consolidated	1,011
Unrealized profit from transactions
with subsidiary companies	(30)
Share Issue	544
Subordinated Debt	5,163
Referential Equity	16,573
Swap Operations risk	(151)
Foreign Exchange risk	(2,158)
Interest rate risk	(139)
Others	(181)
Adjusted referential equity	13,944

We present below a summary of the solvency ratio, based on the economic and financial consolidated balance sheet.

		R$ Million

		Dec 31, 02

( A )	On-Balance Sheet Assets	69,023
( B )	Off-Balance Sheet Exposures	6,839
( C ) = ( A ) + ( B )	Total Risk Weighted Assets	75,862
( D )	Adjusted Reference Capital	13,944
( E ) = ( D ) / ( C )	Risk Based Ratio	18.4

		Dec 31, 02

( A ) ASSETS		Assets	Risk-Weighted

0%
	Cash	1,497	-
	Credits and Securities Issued or Guaranteed by Brazilian Central Government	20,195	-
	Central Bank Deposits	10,165	-
	Credit with Banking Subsidiaries and Others	4,565	-
20%
	Deposits in Foreign Currency	248	50
	Checks in Clearing	13	3
	Deposits with Other Banks and Others	4,539	908
	Others	2,547	509
50%
	Deposits and funds applied in Interbank Deposits	6,300	3,150
	Credits and Other Claims Guaranteed by Other Banks	3,512	1,756
	Foreign Trading and Exchange Portfolio	3,286	1,643
	Real State Financings	2,314	1,157
	Real State Securities	1,249	625
	Others	444	222
100%
	Credits and Other Claims on the Private Sector	32,108	32,108
	Premises and Equipment	2,430	2,430
	Investments	895	895
	Private Sector Securities	9,112	9,112
	Credits and Securities Issued by Brazilian States and Municipals	210	210
	Others	2,847	2,847

300%	Tax Credits	3,799	11,398

TOTAL		112,278	69,023

( B ) OFF-BALANCE SHEET EXPOSURES		Exposure	Risk-Weighted

50%
	Standby letters of credit	9	5
	Responsibility for guarantees and coobligation (for other banks)	1,146	573
100%
	Import trading	94	94
	Responsibility for guarantees (for customers)	5,956	5,956
	Positive market value - SWAP	212	212

TOTAL		7,417	6,839

( C ) TOTAL RISK WEIGHTED ASSETS			75,862

( D ) ADJUSTED REFERENTIAL EQUITY		13,944

Management Discussion and Analysis	136

Analysis of the Consolidated Balance Sheet

Balance Sheet by Currency without BBA(*)

The Balance Sheet by currency shows the balances linked to domestic and foreign currencies. In order to make a better comparison possible, we presented bellow the Balance Sheet by currency as of December 31, 2002 without considering the effects of Banco BBA acquisition which shows a net position (including investments overseas) equivalent to US$ 850 million, corresponding to an increase of 295% in relation to the position of US$ 215 million of September 30, 2002.

						R$ Million

			Dec 31, 02			Sep 30, 02

ASSETS	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY

Cash and Cash Equivalents	1,868	1,559	1,424	135	327	861

Short-term Interbank Deposits	12,522	7,329	6,992	336	5,193	75
Money Market	6,010	5,794	5,463	331	216	0
Interbank Deposits	6,512	1,535	1,529	6	4,977	75

Securities	20,967	15,289	13,214	2,075	6,938	2,773

Interbank and Interbranch Accounts	10,062	10,044	10,030	14	17	7

Loan and Leasing Operations	25,226	20,330	18,050	2,280	9,983	3,405

Other Assets	20,095	17,160	13,430	3,729	3,950	5,931
Foreign Exchange Portfolio	7,359	5,067	1,422	3,646	2,310	5,806
Others	12,736	12,092	12,009	84	1,640	125

Permanent Assets	5,203	9,809	3,521	6,288	1,686	7,135
Investments in	2,729	7,438	1,150	6,288	1,545	7,135
Fixed Assets	2,209	2,130	2,130	0	80	0
Deferred Expenses	265	241	241	0	62	0

TOTAL ASSETS	95,943	81,519	66,661	14,858	28,094	20,186

DERIVATIVES - CALL POSITIONS
Futures				3,929		3,255
Options				168		316
Swaps				6,679		6,465

TOTAL ASSETS AFTER ADJUSTMENTS (a)				25,634		30,222

			Dec 31, 02			Sep 30, 02

LIABILITIES	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY

Deposits	34,662	28,261	28,261	1	6,418	1
Demand Deposits	9,827	9,134	9,133	1	701	1
Savings Accounts	17,841	17,752	17,752	0	90	0
Interbank Deposits	399	29	29	0	370	0
Time Deposits	6,595	1,347	1,347	0	5,257	0

Deposits Received under Securities Repo Agreements	10,100	8,843	8,843	0	1,256	0

Funds from Acceptances and Issue of Securities	3,400	2,228	175	2,053	1,894	2,612

Interbank and Interbranch Accounts	789	789	571	218	0	426

Borrowings	6,201	3,751	118	3,633	4,923	4,171

On-lending Borrowings	3,326	3,326	2,496	830	0	911

Derivative Financial Instruments	904	799	799	0	105	0

Other Liabilities	22,623	19,755	14,850	4,905	7,038	6,036
Foreign Exchange Portfolio	5,827	3,537	1,522	2,015	2,308	2,887
Others	16,797	16,218	13,328	2,890	4,730	3,149

Technical Provisions of Insurance, Pension Plans
and Capitalization - unrestricted	3,901	3,901	3,901	0	0	0

Deferred Income	42	22	22	0	20	0

Minority Interest in Subsidiaries	959	807	807	0	152	0

Stockholder's Equity	9,036	9,036	9,036	0	6,288	0
Capital and Reserves	6,660	6,660	6,660	0	6,558	0
Net Income	2,377	2,377	2,377	0	(270)	0

TOTAL LIABILITIES	95,943	81,519	69,880	11,639	28,094	14,156

DERIVATIVES - PUT POSITIONS
Futures (Include Funds under Management)				3,884		7,551
Options				278		452
Swaps (Include Funds under Management)				6,827		7,224

TOTAL LIABILITIES AFTER ADJUSTMENT (b)				22,629		29,383

FOREIGN EXCHANGE POSITION (a - b) R$				3,004		839

FOREIGN EXCHANGE POSITION (a - b) US$				850		215

(*)	It does not exclude transactions between local and foreign business.

Management Discussion and Analysis	137

Analysis of the Consolidated Balance Sheet

Balance Sheet by Currency with BBA(*)

At December 31, 2002, the net position (including investments overseas) considering the effects of Banco BBA acquisition was US$ 762 million.

					R$ Million

			Dec 31, 02

ASSETS	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY

Cash and Cash Equivalents	1,894	1,574	1,430	144	338

Short-term Interbank Deposits	16,972	10,891	10,790	101	7,122
Money Market	10,009	9,793	9,793	0	216
Interbank Deposits	6,963	1,099	997	101	6,907

Securities	25,188	18,879	16,803	2,075	9,932

Interbank and Interbranch Accounts	10,260	10,242	10,228	14	17

Loan and Leasing Operations	31,352	25,050	21,020	4,030	11,785

Other Assets	22,006	19,106	14,103	5,004	4,234
Foreign Exchange Portfolio	8,615	6,640	1,720	4,920	2,310
Others	13,391	12,466	12,383	84	1,925

Permanent Assets	3,469	10,259	2,644	7,615	1,643
Investments in	953	7,847	233	7,615	1,501
Fixed Assets	2,240	2,160	2,160	0	80
Deferred Expenses	276	251	251	0	62

TOTAL ASSETS	111,141	96,002	77,019	18,983	35,071

DERIVATIVES - CALL POSITIONS
Futures				5,659
Options				168
Swaps				12,495

TOTAL ASSETS AFTER ADJUSTMENTS (a)				37,304

			Dec 31, 02

LIABILITIES	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY

Deposits	38,997	31,352	31,351	1	7,955
Demand Deposits	10,389	9,152	9,151	1	1,245
Savings Accounts	17,841	17,752	17,752	0	90
Interbank Deposits	539	169	169	0	370
Time Deposits	10,228	4,279	4,279	0	6,250

Deposits Received under Securities Repo Agreements	11,876	10,619	10,619	0	1,256

Funds from Acceptances and Issue of Securities	4,555	4,424	463	3,961	2,571

Interbank and Interbranch Accounts	834	834	571	263	0

Borrowings	10,017	6,122	931	5,191	7,657

On-lending Borrowings	4,552	4,552	3,722	830	0

Derivative Financial Instruments	1,959	1,742	1,742	0	533

Other Liabilities	24,310	21,695	16,187	5,508	7,289
Foreign Exchange Portfolio	6,709	4,713	2,095	2,618	2,308
Others	17,601	16,982	14,092	2,890	4,981

Technical Provisions of Insurance, Pension Plans
and Capitalization - unrestricted	3,901	3,901	3,901	0	0

Deferred Income	66	30	30	0	36

Minority Interest in Subsidiaries	1,039	1,694	1,694	0	159

Stockholder's Equity	9,036	9,036	9,036	0	7,615
Capital and Reserves	6,660	6,660	6,660	0	7,885
Net Income	2,377	2,377	2,377	0	(270)

TOTAL LIABILITIES	111,141	96,002	80,248	15,754	35,071

DERIVATIVES - PUT POSITIONS
Futures (Include Funds under Management)				6,222
Options				278
Swaps (Include Funds under Management)				12,359

TOTAL LIABILITIES AFTER ADJUSTMENT (b)				34,613

FOREIGN EXCHANGE POSITION (a - b) R$				2,691

FOREIGN EXCHANGE POSITION (a - b) US$				762

(*)	It does not exclude transactions between local and foreign business.

Management Discussion and Analysis	138

[GRAPHIC OMITTED]

Banco BBA Review

Banco BBA

The association of Itau with the controlling group of Banco BBA-Creditanstalt S.A. is the most important event that took place in 2002.

In order to allow models of projection of results, adopted by the capital market analysts and investors, to take over changes arising from the purchase of Banco BBA, we are disclosing the balance sheets and statements of income for the years 1999, 2000, 2001 and 2002 with the consolidated position of Banco BBA.

BALANCE SHEET

				R$ Million

BBA Consolidated

Assets	2002	2001	2000	1999

Current and Long-Term Assets	18,452	16,381	14,825	13,178
Cash and Cash Equivalents	26	42	3	143
Short-Term Interbank Deposits	5,748	1,410	1,283	1,004
Securities	4,443	5,316	6,157	4,877
Interbank Accounts	198	27	3	34
Interbranch Accounts
Credit Operations	6,037	5,813	4,937	4,103
Public Sector	143	93	5,012	4,198
Private Sector	6,188	5,843	80	71
(Allowance for Loan Losses)	(293)	(123)	(155)	(167)
Leasing Operations	89	92	235	350
Private Sector	90	97	273	386
(Allowance for Lease Losses)	(2)	(5)	(38)	(36)
Other Credits	1,878	3,655	2,188	2,654
Other Assets	33	27	20	14

Permanent Assets	115	123	121	50
Investments	73	73	74	7
Fixed Assets	31	40	36	31
Deferred expenses	10	10	10	12
Total Assets	18,567	16,504	14,946	13,229

				R$ Million

BBA Consolidated

Liabilities	2002	2001	2000	1999

Current and Long-Term Liabilities	16,615	15,041	13,654	12,080
Deposits	5,222	4,062	3,898	3,677
Demand Deposits	561	246	225	239
Savings Accounts
Interbank Deposits	806	97	45	70
Time Deposits	3,855	3,719	3,628	3,367
Deposits Received Under Securities Repurchase Agreements	2,408	907	1,099	369
Funds from Acceptances and Issuance of Securities	1,155	1,973	2,344	1,914
Foreign Acceptance Funds	213	274	301
Mortgage Notes
Debentures	75	147	205
Foreign Borrowings in Securities	867	1,552	1,839	1,914
Interbank Accounts	31	29	16
Interbranch Accounts	14	14	0	12
Borrowings	3,816	3,893	3,297	3,361
Domestic - Public Institutions		1
Domestic - Other Institutions	1		1
Foreign Borrowings	3,815	3,892	3,296	3,361
On-Lending Borrowings from Public Institutions	1,226	926	656	372
Federal Development Bank (BNDES)	860	610	313	109
Federal Savings and Loans Bank (CEF)
Federal Capital Goods Financing Agency (FINAME)	357	307	336	263
Other Institutions	9	9	8
Derivative Financial Instruments	1,055
Other Liabilities	1,686	3,236	2,343	2,377

Technical Provisions of Insurance, Pension Plans and Capitalization -
Unrestricted
Deferred Income	24	22	21	23
Minority Interest in Subsidiaries	63	43	28	1
Stockholder’s Equity	1,864	1,398	1,242	1,125

Total Liabilities	18,567	16,504	14,946	13,229

Management Discussion and Analysis	140

Banco BBA

CONSOLIDATED STATEMENT OF INCOME

				R$ Million

BBA Consolidated

	2002	2001	2000	1999

INCOME FROM FINANCIAL OPERATION	4,665	2,249	2,148	3,086
Loans	2,139	1,033	786	1,254
Leases	29	52	108	121
Securities Portfolio	2,413	1,214	1,328	1,694
Foreign Exchange Portfolio	73	(51)	(74)	16
Compulsory Deposits	11

EXPENSES FROM FINANCIAL OPERATIONS	(3,812)	(1,573)	(1,276)	(2,390)
Money Market	(2,320)	(1,213)	(999)	(1,460)
Borrowings, assigments and on-lendings	(1,297)	(368)	(254)	(791)
Provision for Loan Losses	(194)	8	(22)	(139)

GROSS INCOME FORM FINANCIAL OPERATIONS	853	675	872	696

OTHER OPERATING INCOME (EXPENSES)	(260)	(244)	(245)	(162)
Banking Service Fees	100	70	61	75
Capitalization, insurance and pension plan premiuns
Expenses on technical provisions for insurance, pension plan and capitalization operations
Insurance claims
Selling expenses
Pension plan benefits expenses
Other income and insurance operating expenses
Personnel expenses	(96)	(83)	(86)	(87)
Other adiministrative expenses	(196)	(166)	(164)	(99)
Tax expenses	(51)	(45)	(51)	(60)
Equity in income of subsidiaries and affiliates	0
Other operating income		52	44	10
Other operating expenses	(17)	(72)	(49)

OPERATING INCOME	593	431	627	534

NON-OPERATING INCOME	(33)	(8)	(7)	(2)

INCOME BEFORE TAXATION AND PROFIT SHARE	561	423	620	533

INCOME TAX AND SOCIAL CONTRIBUTION	(26)	(67)	(241)	46

EXTRAORDINARY RESULT

PROFIT SHARING	(95)	(71)	(96)	(117)

MINORITY INTEREST	(12)	(10)	(1)	(1)

NET INCOME	428	276	281	460

ROE	23.0%	19.7%	22.6%	40.9%
ROA	2.3%	1.7%	1.9%	3.5%

Management Discussion and Analysis	141

[GRAPHIC OMITTED]

Activities Abroad and Foreign Exchange

Activities Abroad and Foreign Exchange

Activities Abroad

Among Brazilian-owned business groups, the Itau conglomerate is positioned as one of those with the broadest international presence, whether measured in terms of distribution of service locations or capitalization of its international units. This is evidenced by the soundness of our branches in New York and Cayman Island, Banco Itau Buen Ayre, our representative offices in Frankfurt and Miami, our Itaubank subsidiary, as well as by Banco Itau Europa and Banco Itau Europa Luxembourg (these last two are controlled by Itausa). As of December 31, 2002, consolidated investments overseas totaled US$ 2,155 million (including non-financial businesses).

Banco Itau Europa, which has been rated “European investment grade” since 2000, has concentrated its efforts on contributing to the growing commercial and investment flows between European countries and Brazil, as well as the structuring of financing to support the international businesses of Brazilian companies. Itau Europa continued its steady growth reporting consolidated assets of R$ 9,524 million (See Note 21b to the financial statements), and significant participation in European capital market securities issues.

								US$ Million

Banking Activities	Dec 31,02		Sep 30,02		Dec 31,01		Sep 30,01
	Stockholders'		Stockholders'		Stockholders'		Stockholders'

	Assets	Equity	Assets	Equity	Assets	Equity	Assets	Equity

		2,035.0		1,577.3		1,721.4		1,632.4
Grand Cayman and New York Branches	3,401.4	504.8	4,149.3	853.5	4,207.7	976.7	4,254.6	919.2
Itaú Buen Ayre S.A.	295.8	95.6	257.5	91.7	673.5	149.2	865.9	157.6
Itaú Bank Ltda.	1,270.3	745.3	723.7	344.7	750.1	340.8	634.9	304.3
Banco Itaú Europa Luxembourg S.A.	244.5	28.6	196.9	28.1	158.4	27.1	115.2	26.5
Banco Itaú Europa S.A.	2,695.4	233.6	1,926.4	217.2	1,596.8	184.2	1,604.1	183.7
IFE - Bemge - Uruguay S.A.	46.1	40.5	112.7	40.3	361.1	38.3	274.7	37.6
Banco Del Paraná S.A.	10.0	2.8	13.3	1.8	38.7	4.9	44.3	3.5
Banco BBA and Subsidiaries	1,986.3	383.8	-	-	-	-	-	-

Geographical Distribution of Trade Lines

The distribution of trade credit lines by Itau has continued to be broadly based and remained almost unchanged in relation to sources and the number of correspondent banks. This has occurred in a scenario marked by a decrease in the total number of banks as a result of mergers and acquisitions and restrictions to credit lines in the international market.

Foreign Resources Obtained in 2002

Among foreign resources obtained in 2002 we highlight the following:

Instrument	Coordinator	Amount US$ Million	Issue Date	Maturity Date	Coupon %

Fixed Rate Notes Cayman Branch	Bnp Paribas	100	02/05/02	02/05/04	6.000%
Floating Rate Notes	Bank of America	250	03/20/02	03/20/07	L + 0.7% *
Fixed Rate Notes Cayman Branch	Dresdner Kleinwort	100	04/05/02	04/05/05	6.750%
Floating Rate Notes	Bas-Sole	150	07/19/02	03/20/06	L + 0.65% *
Euro Certificate of Deposit	Itau Bank, Ltd.	151
Euro Certificate of Deposit	Ubsw	11
Structured Notes		25
Physical Cds		165
Time Deposit		234
Trade Note		10

Total		1,196

(*)	Spread over 6 months Libor

Management Discussion and Analysis	143

Activities Abroad and Foreign Exchange

Banco Itau Buen Ayre

During 2002 Argentina presented an uncertain political and economical scenario. Banco Itau, on the other hand, is well positioned, particularly taking into account the size of its operations in Argentina through Banco Itau Buen Ayre. Free from the high exposure represented by Argentine federal bonds, which affected most of that country’s financial institutions, Banco Itau Buen Ayre has managed to maintain satisfactory liquidity levels.

From the point of view of Banco Itau Brasil, almost the entire results of operations in Argentina were considered extraordinary. Furthermore, this extraordinary loss and the foreign exchange loss on investments were fully absorbed by the Provision for Investment Devaluation established in December 2001.

Balance Sheet			In US$ Million

Exchange Rate Parity Peso/US$		3.3768		3.7476	1.0000	1.0000

	Dec 31,02			Sep 30,02	Dec 31,01	Sep 30,01

ASSETS	Pesos	US$	Total	Total	Total	Total

Current and Long Term Assets	132	130	262	226	606	797
Cash and cash equivalents	34	7	41	27	69	43
Interbank Funds Applied	4	-	4	11	7	18
Securities	9	83	92	84	125	146
Interbank and Interbranch Accounts	2	0	2	2	40	40
Loan and Leasing Operations	105	30	135	109	316	359
Allowance for loan losses	(39)	(4)	(43)	(30)	(33)	(27)
Prepaid Expenses	1	-	1	1	1	1
Other Assets	17	13	30	21	82	217
Permanent Assets	34	-	34	32	67	69

Total Assets	166	130	296	257	673	866

	Dec 31,02			Sep 30,02	Dec 31,01	Sep 30,01

LIABILITIES	Pesos	US$	Total	Total	Total	Total

Current and Long Term Liabilities	184	16	201	166	524	709
Deposits	159	5	165	126	430	459
Borrowing	-	11	11	11	10	34
Other Liabilities	24	1	25	30	84	216
Stockholders' Equity	96	-	96	92	149	157
Capital and Reserves	44	-	44	40	148	148
Recurring Result of the Period	1	-	1	1	1	9
Extraordinary Result of the Period	51	-	51	51	-	-

Total Liabilities	280	16	296	257	673	866

Loan and Leasing Operations

	Dec 31,02			Sep 30,02	Dec 31,01	Sep 30,01

BREAKDOWN	Pesos	US$	Total	Total	Total	Total

Individuals	30	0	30	26	118	121
Companies	75	30	105	83	198	238

Total	105	30	135	109	316	359

Allowance for Loan Losses

	Dec 31,02			Sep 30,02	Dec 31,01	Sep 30,01

BREAKDOWN	Pesos	US$	Total	Total	Total	Total

Individuals	(15)	-	(15)	(21)	(29)	(24)
Companies	(24)	(4)	(28)	(9)	(3)	(3)

Total	(39)	(4)	(43)	(30)	(33)	(27)

Credit Portfolio Composition by Risk Level
	Dec 31,02									Total Portfolio
	AA	A	B	C	D	E	F	G	H
Portfolio - Individuals	-	-	20	0	0	0	0	0	8	30
Portfolio - Companies	20	15	10	8	30	-	21	-	-	105
Portfolio - Total	20	15	30	8	31	0	22	0	8	135
Allowance	-	(0)	(0)	(0)	(3)	(0)	(11)	(0)	(9)	(23)
Excess Allowance	-	-	(4)	(0)	(4)	(0)	(11)	(0)	-	(20)
Allowance - Total	-	(0)	(5)	(1)	(7)	(0)	(22)	(0)	(9)	(43)

	Sep 30,02									Total Portfolio
	AA	A	B	C	D	E	F	G	H

Portfolio - Individuals	-	-	16	1	-	1	-	-	8	26
Portfolio - Companies	21	14	2	5	29	-	12	-	-	83

Portfolio - Total	21	14	18	6	29	1	12	-	8	109
Allowance	-	-	-	-	(3)	-	(7)	-	(8)	(18)
Excess Allowance	-	-	(4)	(1)	-	-	(7)	-	-	(12)

Allowance - Total	-	-	(4)	(1)	(3)	-	(14)	-	(8)	(30)

Relevant Data

	Dec 31,02	Sep 30,02	Dec 31,01	Sep 30,01

Recuring net income per quarter (In US$ Million)	0	-	(8)	9
Extraordinary net income per quarter (In US$ Million)	(1)	(22)	-	-
Net Distribution
Branches	78	78	80	80
CSBs	24	24	24	30
Automated Teller Machines	290	299	308	319
Employees	1,001	1,042	1,370	1,385

Management Discussion and Analysis	144

Activities Abroad and Foreign Exchange

Banco Itau Buen Ayre

For being well positioned, Banco Itau Buen Ayre obtained favorable market ratios, when compared to those of the sector.

Balance Ratios (*)

	Itaú	10 first	Private
	Buen Ayre	Banks	Banks
Liquidity	12.2%	6.8%	8.2%
(Cash / Liabilities)

Capitalization	0.4	0.1	0.1
(Stockholder's Equity / Total Assets)

Evolution of Deposits	-2.9%	-19.3%	-26.1%
(From Dec/2000 to Jun/2002)

Income Ratios (*)

	Itaú	10 first	Private
	Buen Ayre	Banks	Banks

Profitability	10.1%	-9.0%	-5.7%
(Net Income / Stockholder's Equity)

Losses with Credit Operations / Financial Margin	12.3%	640.0%	119.8%
(Recoveries Net)

Administrative Expenses Variation	-5.5%	40.0%	21.7%
(From Dec/2000 to Jun/2002)

Service Fees / Administrative Expenses	41.2%	30.0%	31.3%

(*)	Source: Argentina Central Bank refers to a position at September 30, 2002

Management Discussion and Analysis	145

[GRAPHIC OMITTED]

Ownership Structure

Ownership Structure

Ownership Structure

Banco Itau conducts its performance strategy in order to balance growth with profitability, aiming at creating value to the stockholder over the long-term. According to the chart below, the total number of shares in circulation decreased 0.2% in the fourth quarter of 2002, and 0.3% compared to December 31, 2001. This result is an impact of the active program for the repurchase of Itau shares.

	Dec 31, 02	Sep 30, 02	Dec 31, 01

Stockholders	57,893	59,522	52,212
Outstanding Preferred Shares (in thousand)	49,283,672	49,247,712	49,017,880
Outstanding Common Shares (in thousand)	61,963,365	61,967,355	62,601,557
Outstanding Shares (in thousand)	111,247,037	111,215,067	111,619,437
Preferred Shares in Treasury (in thousand)	2,169,159	2,205,120	2,341,637
Common Shares in Treasury (in thousand)	34,951	30,961	53,454
Shares in Treasury (in thousand)	2,204,110	2,236,081	2,395,091

	Common	Preferred	Total

Itaúsa - Investimentos S.A. (in thousand)	53,090,556	2,803	53,093,359
Free Float (in thousand)	8,872,809	49,280,869	58,153,678

Obs:	The percentage above refers to the total of direct and indirect participation.

Management Discussion and Analysis	147

[GRAPHIC OMITTED]

Risk Management

Risk Management

Market Risk

Market risk is represented by potential losses in the value of the portfolio of the Institution due to fluctuations in market variables, such as interest and exchange rates, share prices, and commodities.

Management of market risk is the process through which the institution manages and controls potential risks and fluctuations in market quotations for financial instruments. Banco Itau has an independent area for the control of market risk that monitors the various limits established by the Finance Committee for the Institution’s portfolio.

The measurement of market risk at Banco Itau is based on breaking down transactions according to their respective market risk factors, which are then used to perform analyses related to mismatching of assets and liabilities linked to operations of the commercial bank (Structural Gap), potential losses based on statistical models (VaR - Value at Risk), and extremely unfavorable situations (VaR Stress). VaR methodology, Stress scenarios, and Monte Carlo simulations are used to control risk limits.

The efficiency of the VaR model has been proven using back-testing techniques which compare actual daily gains and losses with the percentage in cases in which the result fell outside the pre-established maximum loss limit. The number of violations of VaR limits should agree with a preestablished margin of safety, using a level of confidence of 99%.

It should be pointed out that despite the high degree of sophistication of our VaR models, the same do have various limitations, as follows:

- The model assumes a normal distribution for fluctuations in risk factors, which could lead to underestimation of probabilities for extreme market fluctuations;

- The use of a level of confidence of 99% does not consider probable losses that occurred above this level;

- The use of historical data might not reflect potential events of an extreme nature.

Because of the limitations cited, the use of this tool combined with other instruments of control, such as stress tests, sensitivity analyses, and stop loss limits, among others, to permit adequate management of the bank’s market risks. Given the different natures of domestic and foreign market risks, the bank analyzes each of these portfolios separately.

Domestic Market

The fourth quarter of 2002 was marked by the market’s search for signs with respect to the economic policy that will be adopted by the new government. The increase in the rate of inflation led the Monetary Policy Committee of Brazil’s Central Bank, COPOM, to significantly increase the economy’s basic interest rate from 18% to 25%.

The highly volatile environment seen over the last three months of the year showed signs of diminishing at the end of the year, including a significant recovery in the Ibovespa Index, a drop in the exchange rate for the U.S. dollar, and consequent drop in Brazilian sovereign risk.

The table below presents an analysis of risk positions resulting from commercial operations and those linked to the management of risk of the same (Structural Gap) in Brazil, calculated using proprietary models. The decline of VaR in all markets is the effect, as already mentioned, of the reduction in volatility that occurred at the end of the fourth quarter. In the specific case of foreign exchange risk, there has also been a reduction in our exposure in foreign currency.

Structural Gap VaR(*)

		R$ Millions

Structural Gap VaR%(*)

	Dec 31, 02	Sep 30, 02

Fixed Rate Risk Factor	10.6	25.0
Benchmark Rate (TR) Risk Factor	46.7	84.8
Foreign Exchange Risk Factor	63.1	265.0
Diversification Impact	(59.5)	(165.3)

Global VaR	61.0	209.6

(*)	VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

The trading desks for the bank’s own portfolio illustrated below seeks the best alternatives from among the various business opportunities available in domestic and international markets. Despite the fact that it is very susceptible to market conditions and the fact that the portfolio can change significantly, portfolio management is very dynamic and permits quick structuring of trading strategies.

As demonstrated in the table below, value at risk for the trading portfolios of the bank is very small, representing a small portion of the capital of the bank.

The combination of good domestic portfolio management and a reduction in exposure for transactions tied to foreign exchange variation resulted in a reduction in VaR, regardless of the highly volatile domestic and international scenarios seen in the forth quarter of 2002.

Management Discussion and Analysis	149

Risk Management

Own Portfolio Trading Desk VaR(*)

		R$ Milions

	4th Q./02	3rd Q./02
Local Currency Trading Desk	-	0.8
Foreign Currency Trading Desk	2.7	4.0
Floating rate Desk	0.6	0.5
Options Desk	3.4	1.7
Overseas market Desk	1.4	3.0
Diversification Impact	(1.4)	(2.3)

Global VaR	6.8	7.7

Maximum Global VaR	12.9	13.1

Minimum Global VaR	3.4	4.8

International Market

The global scenario during the fourth quarter remained pessimistic with respect to the recovery of the world economy, which was worsened by the international political crisis. As a result, high volatility in international markets continued, directly affecting Brazilian sovereign risk, despite the significant improvement in the perceptions of analysts with respect to the new government that took over at the start of 2003.

The overall risk of Overseas positions, together with those of the branches in Grand Cayman, New York, and Itau Bank, remained stable in the quarter under analysis, despite the adverse scenario. Continuing to adopt conservative policies, Banco Itau protected its Overseas portfolio from the high volatility in international financial markets and fluctuations in Brazilian sovereign risk. The negative impacts described above had the most influence in the third quarter, which can be verified by comparing maximum and minimum Overall VaR.

Overseas VaR(*)

		R$ Million

Overseas VaR(*)

	Dec 31, 02	Sep 30, 02

Sovereign Risk Factor	7.1	6.9
Libor Risk Factor	0.4	0.3
Diversification Impact	(0.3)	(0.4)

Global VaR	7.2	6.8

Maximum Global VaR	9.6	23.4

Minimum Global VaR	5.3	6.8

Due to the international situation, Banco Itau Europa presented a slight increase in its sovereign risk factor. The composition of its portfolio demonstrates that the institution continues to implement conservative policies, reflected in Overall VaR and the decrease in the maximum risk of the portfolio.

Banco Itau Europa VaR(*)

		R$ Milions

Banco Itaú Europa VaR(*)

	Dec 31, 02	Sep 30, 02

Euribor Risk Factor	0.1	-
Libor Risk Factor	0.1	0.1
Sovereign Risk Factor	0.5	0.3
Diversification Impact	(0.1)	(0.1)

Global VaR	0.6	0.3

Maximum Global VaR	0.6	2.0

Minimum Global VaR	0.2	0.3

The adoption of a policy of matching currencies and maturities of its assets and liabilities permitted the Market Risk of Banco Itau Buen Ayre’s portfolio to remain at the levels seen in the prior quarter. There were moments of high volatility in the fourth quarter (Maximum Overall VaR of US$ 0.5 million). However, the amount was insignificant in relation to the bank’s assets.

Banco Itau Buen Ayre VaR(*)

		R$ Milions

Banco Itaú Buen Ayre VaR(*)

	Dec 31, 02	Sep 30, 02

Dollar Risk Factor	-	-
Libor Risk Factor	-	-
Peso Risk Factor	0.1	0.1
Diversification Impact	-	-

Global VaR	0.1	0.1

Maximum Global VaR	0.5	0.2

Minimum Global VaR	0.1	0.1

Itau-BBA

Since this is an investment bank, which as such focuses on transactions with large corporations, Itau-BBA market risk management is similar to that seen for the own portfolio trading area of Banco Itau, where market conditions drive the definition of trading strategies and, consequently, the profile of the bank’s portfolio.

Despite the lower volatility in various markets seen in the fourth quarter, which is illustrated in the comparison of maximum VaR in the periods presented below. Overall VaR grew in relation to the third quarter, primarily due to changes in the portfolio.

It should further be pointed out that Overall VaR of Itau-BBA as of December 31, 2002 corresponded to only 2% of the Assets of this institution.

Itau-BBA VaR(*)

Itaú BBA VaR(*)
		R$Million

	Dec 31, 02	Sep 30, 02

Fixed Rate Risk Factor	4.5	1.1
Exchange Indexation Risk Factor	12.3	3.7
Exchange Variation Risk Factor	12.5	13.5
Equities Risk Factor	2.4	3
Sovereign Risk Factor	9.5	2.6
Diversification Impact	-11.2	-12.8

Global VaR	30	11

Maximum Global VaR	36.2	47.4

Minimum Global VaR	5.4	4.6

(*)	VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

Management Discussion and Analysis	150

PRICEWATERHOUSECOOPERS [ICON]

PricewaterhouseCoopers Av. Francisco Matarazzo, 1700 Torre Torino Caixa Postal 61005 05001-400 Sao Paulo, SP - Brasil Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

March 07, 2003

To the Board of Directors and Stockholders

Banco Itau S.A.

1.	In connection with our audit of the financial statements of Banco Itau S.A. and Banco Itau S.A. and subsidiary companies (Banco Itau Consolidated) as of December 31, 2002 and 2001, on which we issued an unqualified opinion dated March 7, 2002, we also performed a review of the supplementary information included in Management’s Report on the Consolidated Operations of Banco Itau S.A. and subsidiary companies (Banco Itau Consolidated).

2.	Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accountancy Council for the purpose of reviewing the accounting information contained in the supplementary information of Management’s Report on the Consolidated Operations of Banco Itau S.A. and subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank and subsidiary companies’ financial position and operations. The supplementary information included in Management’s Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3.	On the basis of our reviews, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements taken as a whole.

/s/ PricewaterhouseCoopers PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	/s/ Ricardo Baldin Ricardo Baldin Partner CRC 1SP110374/O-0